Exhibit 99.1

TIGER MEDIA, INC.

Room 1705, 511 Weihai Road

Jing An District, Shanghai, China 200041

Notice of Special Meeting of Ordinary Shareholders

to be held March 17, 2015

TO THE ORDINARY SHAREHOLDERS OF TIGER MEDIA, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of Tiger Media, Inc., an exempted company incorporated with limited liability in the Cayman Islands, which we refer to as Tiger Media, relating to the proposed acquisition of The Best One, Inc., a Florida corporation, and its subsidiaries, which we refer to as TBO, will be held at 10:00 a.m. on March 17, 2015, at 4400 Biscayne Boulevard, Miami, Florida 33137 to consider and vote upon certain proposals described below.

On December 14, 2014, Tiger Media, TBO, TBO Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Tiger Media, which we refer to as the Merger Sub, and Derek Dubner, solely in his capacity as representative of the TBO shareholders, entered into a Merger Agreement and Plan of Reorganization, as subsequently amended. We refer to the Merger Agreement and Plan of Reorganization, as amended, as the “Merger Agreement.” The Merger Agreement provides for two primary transactions: (1) the domestication (the “Domestication”) of Tiger Media from the Cayman Islands to Delaware, as a Delaware corporation, and (2) the acquisition of TBO by Tiger Media by way of merger (the “Merger”) of TBO with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Tiger Media and the issuance of Tiger Media securities as consideration in the Merger. At the special meeting, ordinary shareholders of Tiger Media will be asked to vote on the following proposals relating to these transactions, each as described more fully in the accompanying proxy statement:

Proposal 1. To approve a share consolidation or reverse stock split, of the Tiger Media’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-five, such that the number of Tiger Media’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.

Proposal 2. To approve the Domestication of Tiger Media that will result in holders of Tiger Media securities holding securities in a Delaware corporation rather than in a Cayman Islands exempted company.

Proposal 3. To approve the issuance of (i) shares of common stock and preferred stock convertible into common stock as consideration for the Merger and (ii) shares of common stock underlying restricted stock units and a warrant that will be assumed in the Merger.

Proposal 4. To approve an adjournment or postponement of the special meeting, if necessary, for the purpose of soliciting additional proxies.

The Tiger Media board of directors has fixed the record date as the close of business on January 26, 2015, as the date for determining Tiger Media shareholders entitled to receive notice of and to vote at the special meeting and an adjournment or postponement thereof. Only holders of record of Tiger Media’s ordinary shares on that date are entitled to have their votes counted at the special meeting or an adjournment or postponement thereof with respect to the above proposals.

Your vote is important. Shareholders may vote by either attending the special meeting in person, by Internet or by mailing the attached proxy form as instructed therein. You may revoke your proxy and change your vote at any time before the final vote at the special meeting. You may vote again on a later date via the Internet (only your latest Internet proxy submitted prior to the special meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the special meeting and voting in person. If your ordinary shares are held in an account with a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the special meeting by obtaining a proxy from your brokerage firm or bank.

After careful consideration, the Tiger Media board of directors has unanimously determined that the above proposals are fair to and in the best interests of Tiger Media and its shareholders and has recommended that you vote or give instruction to vote “FOR” the approval of each of them.

By Order of the Board of Directors,

Robert N. Fried
Chairman of the Board of Directors

Dated: February 13, 2015

TIGER MEDIA, INC.

PROXY STATEMENT FOR SPECIAL MEETING

OF ORDINARY SHAREHOLDERS

This document serves as a proxy statement containing information about a special meeting of the Tiger Media ordinary shareholders (“Shareholders”) relating to its proposed acquisition of TBO and other related transactions. This proxy statement is dated and is first being mailed to Tiger Media shareholders on February 13, 2015.

On December 14, 2014, Tiger Media, TBO, TBO Acquisition, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Tiger Media (the “Merger Sub”), and Derek Dubner, solely in his capacity as representative of the TBO shareholders, entered into a Merger Agreement and Plan of Reorganization, as subsequently amended. We refer to the Merger Agreement and Plan of Reorganization, as amended, as the “Merger Agreement.” The Merger Agreement provides for two primary transactions: (1) the domestication (the “Domestication”) of Tiger Media from the Cayman Islands to Delaware, as a Delaware corporation, and (2) the acquisition of TBO by Tiger Media by way of merger (the “Merger”) of TBO with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Tiger Media and the issuance of Tiger Media securities as consideration in the Merger. At the special meeting, Tiger Media shareholders will be asked to vote on the following proposals relating to these transactions:

Proposal 1. To approve a share consolidation or reverse stock split of the Tiger Media’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-five such, that the number of Tiger Media’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio (the “Reverse Split”).

Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock (defined below) issuable in connection with the Merger. The Tiger Media board of directors is effecting the Reverse Split to increase the stock price of the Company Common Stock to a level sufficiently above the $2.00 minimum bid price required for listing on the NYSE MKT. We refer to this proposal as the “Reverse Split Proposal.”

Proposal 2. To approve the Domestication of Tiger Media that will result in holders of Tiger Media securities holding securities in a Delaware corporation rather than in a Cayman Islands exempted company.

The Domestication will change Tiger Media’s domicile from the Cayman Islands to Delaware – upon the Domestication, Tiger Media will cease to be incorporated or existing in the Cayman Islands. The Domestication is a condition to closing the Merger, however, if the Domestication Proposal is approved, the Domestication will occur only if the Share Issuance Proposal, set forth below, is approved. We refer to this proposal as the “Domestication Proposal.”

Proposal 3. To approve the issuance of common stock and preferred stock convertible into common stock as consideration for the Merger as set forth below:

•	each issued and outstanding share of TBO common stock, no par value per share (“TBO Common Stock”), other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive one share of Tiger Media’s common stock, par value $0.0001 per share (“Company Common Stock”);

•	each issued and outstanding share of TBO Series A Convertible Preferred Stock, par value $0.001 per share (“TBO Series A Preferred Stock”), other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Company Preferred Stock”); and

(b)	an additional 225.027 shares of Company Preferred Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement (the “Preferred Earn-Out Shares”);

•	each issued and outstanding share of TBO Series B Convertible Preferred Stock, par value $0.001 per share (“TBO Series B Preferred Stock”), other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 share of Company Preferred Stock;

•	each issued and outstanding share of TBO Series C Convertible Preferred Stock, par value $0.001 per share (“TBO Series C Preferred Stock”), other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 share of Company Common Stock; and

•	each issued and outstanding share of TBO Series D Convertible Preferred Stock, par value $0.001 per share (“TBO Series D Preferred Stock”), other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of the Company Common Stock; and

(b)	an additional 225.027 shares of Company Common Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement (the “Common Earn-Out Shares,” and together with the Preferred Earn-Out Shares, the “Earn-Out Shares”).

The Preferred Earn-Out Shares, if earned, will be paid pro rata to the non-dissenting holders of TBO Series A Preferred Stock, and the Common Earn-Out Shares, if earned, will be paid pro rata to the non-dissenting holders of TBO Series D Preferred Stock, in each case, subject to offset for any indemnification claims.

In addition, at the effective time of the Merger, Tiger Media will assume 2.96 million TBO restricted stock units (“RSUs”) on substantially the same terms and conditions applicable to such RSUs prior to the closing, including with respect to vesting. Upon the completion of the business combination, these RSUs will represent the right to receive 2.96 million shares of Company Common Stock when vested.

Also, at the effective time of the Merger, Tiger Media will assume a warrant to purchase 28,000 shares of TBO Common Stock on substantially the same terms and conditions applicable to such warrant. Such warrant is vested and exercisable. Upon the completion of the business combination, this warrant will represent the right to purchase 28,000 shares of Company Common Stock.

Assuming all Earn-out Shares are earned, all RSUs are vested and the underlying shares of common stock are delivered, and the warrant is exercised, up to an aggregate of 17,250,785 shares of Company Common Stock (on an as-converted basis) will be issued in connection with the Merger, which will represent approximately 70.3% of the Company Common Stock (on an as converted basis).

If the Domestication Proposal is approved, the Domestication will occur only if the Share Issuance Proposal is approved.

Proposal 4. To approve an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. We refer to this proposal as the “Adjournment Proposal.”

Tiger Media’s ordinary shares trade on the NYSE MKT under the symbol “IDI”. Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock issuable in connection with the Merger. If that application is not approved or if it is determined that Tiger Media following the Merger does not meet the applicable listing standards, the Company Common Stock could be subject to delisting from the NYSE MKT. It is unclear whether Tiger Media will meet the applicable listing standards.

As a result of the Domestication, Tiger Media will no longer qualify as a “foreign private issuer” as that term is defined under the U.S. Federal securities laws. As such, upon completion of the Domestication, Tiger Media will immediately begin filing reports as a U.S. domestic reporting company under the U.S. Federal securities law.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 8.

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SUMMARY

This summary highlights selected information from this proxy statement and does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this proxy statement refers you, including the Merger Agreement, as amended, attached as Annex A to this proxy statement. The Merger Agreement is the legal document that governs the Domestication and the acquisition of TBO by Tiger Media and the other transactions that will be undertaken in connection with the Domestication and the Merger. The Merger Agreement is also described in detail elsewhere in this proxy statement.

The Parties

Tiger Media, Inc.

Tiger Media is a multi-platform media company based in Shanghai, China, which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods.

TBO Acquisition, LLC

TBO Acquisition, LLC (the “Merger Sub”) is a newly-formed wholly-owned subsidiary of Tiger Media. In the Merger, TBO will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving company.

The Best One, Inc.

TBO is a holding company organized to serve as a vehicle for the acquisition of operating businesses across various industries, including Interactive Data, LLC (“Interactive Data”), through merger, capital stock exchange, asset or stock acquisition or other similar business combinations.

Interactive Data, LLC

Interactive Data is a data solutions provider, historically delivering data products and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery. For over a decade, Interactive Data has served a niche segment of the risk management industry, consisting of collection agencies, collection law firms, and debt buyers. Interactive Data has recently expanded the executive leadership team, adding significant industry experience.

On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data through a Securities Purchase Agreement between TBO, John O. Schaeffer (“Schaeffer”) and WHP Solutions, LLC (“WHP”). The aggregate purchase price for the securities purchased consisted of $5,760,000 in cash and 100 shares of TBO preferred stock, which have since converted into 1,422,222 shares of TBO Common Stock. The stock consideration was paid entirely to Schaeffer, founder of Interactive Data and 40% interest holder at the time of the acquisition, who also received $1.92 million of the cash consideration, with the remainder being paid to WHP. The purchase price was subject to adjustment to the extent working capital as of the closing was greater than or less than $0. As a result of the post-closing adjustment, an additional $508,767 in cash was paid to Schaeffer and WHP with an additional $51,594 due upon the earlier of TBO’s realization of prepaid tax credit or September 30, 2015. In addition, TBO entered into a two year employment agreement with Schaeffer, effective as of the closing date, with Schaeffer to serve as a Senior Executive of TBO and General Manager of Interactive Data.

On December 4, 2014, TBO sold 12,360,000 shares of TBO Common Stock to various investors at $0.50 per share on a “best efforts” basis for an aggregate of $6,094,338 in net proceeds after deducting discounts and expenses.

Transaction

On December 14, 2014, Tiger Media, Merger Sub, TBO, and Derek Dubner, solely in his capacity as representative of the TBO shareholders, entered into the Merger Agreement, as subsequently amended, pursuant to which TBO will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”) and a wholly-owned subsidiary of Tiger Media.

Before and as a condition to close the Merger, TBO will effect a recapitalization of its equity structure, including a one-for-five reverse stock split (the “TBO Recapitalization”), to facilitate the transactions contemplated by the Merger. See “The Share Issuance Proposal — General Description of the Merger — Recapitalization of TBO.”

Also before and as a condition to close the Merger, Tiger Media will effect the Reverse Split.

Immediately before and as a condition to close the Merger, Tiger Media will domesticate as a corporation formed under the laws of Delaware and transfer by way of continuation thereby ceasing to be an exempted company incorporated and/or existing under the laws of the Cayman Islands (the “Domestication”).

At the effective time of the Merger (the “Effective Time”):

•	each issued and outstanding share of TBO Common Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive one share of Company Common Stock;

•	each issued and outstanding share of TBO Series A Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of Company Preferred Stock; and

(b)	an additional 225.027 shares of Preferred Earn-Out Shares to the extent certain revenue targets are achieved as set forth in the Merger Agreement;

•	each issued and outstanding share of TBO Series B Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 shares of Company Preferred Stock;

•	each issued and outstanding share of TBO Series C Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 shares of Company Common Stock; and

•	each issued and outstanding share of TBO Series D Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of the Company Common Stock; and

(b)	an additional 225.027 shares of Company Common Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement.

The Company Preferred Stock will be nonvoting and will convert into shares of Company Common Stock only if the holder sells the underlying shares of Company Common Stock to a non-affiliated third party, at which time the shares shall convert.

The Preferred Earn-Out Shares, if earned, will be paid pro rata to the holders of TBO Preferred Stock, and the Common Earn-Out Shares, if earned, will be paid pro rata to the holders of TBO Series D Preferred Stock, in each case, subject to offset for any indemnification claims.

In addition, at the Effective Time, Tiger Media will assume 2.96 million TBO RSUs on substantially the same terms and conditions applicable to such RSUs prior to the closing, including with respect to vesting. At the Effective Time of the Merger, these RSUs will represent the right to receive 2.96 million shares of Company Common Stock when vested.

Also, at the Effective Time, Tiger Media will assume a warrant to purchase 28,000 shares of TBO Common Stock on substantially the same terms and conditions applicable to such warrant. Such warrant is vested and exercisable. At the Effective Time of the Merger, this warrant will represent the right to purchase 28,000 shares of Company Common Stock.

Assuming all Earn-out Shares are earned, all RSUs are vested and the underlying shares of common stock are delivered, and the warrant is exercised, up to an aggregate of 17,250,785 shares of Company Common Stock (on an as-converted basis) will be issued in connection with the Merger, which will represent approximately 70.3% of the Company Common Stock (on an as converted basis).

The Company Common Stock and Company Preferred Stock to be issued in connection with the Merger are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), in accordance with Section 4(a)(2) of the Act and Rule 506 thereunder, as a transaction by an issuer not involving any public offering.

Consummation of the Merger is subject to conditions, including, among others approval by the shareholders of Tiger Media of (a) the Reverse Split, (b) the Domestication, and (c) the issuance of common stock and preferred stock as consideration in the Merger and the issuance of common stock underlying RSUs and a warrant assumed in the Merger. The Merger Agreement also contains customary representations and warranties about the condition of Tiger Media and TBO, respectively, and their respective subsidiaries.

Pursuant to the Merger Agreement, either party may terminate the Merger Agreement upon substantial breach by the other party that remains uncured after 15 days, by mutual consent, if the Merger is not consummated by April 30, 2015, or if the Merger is enjoined pursuant to a final, nonappealable ruling. Tiger Media may also terminate the Merger Agreement if the shareholders of TBO have not approved the Merger and the transactions contemplated thereby as required pursuant to the Florida Business Corporation Act and the articles of incorporation of TBO by February 24, 2015.

Following the Merger, Tiger Media will increase the board of directors to seven members, and TBO will have the right to designate two directors to Tiger Media’s board of directors. Derek Dubner will be a new director appointed to Tiger Media’s board of directors to fill one of the newly created board seats. Also, following the Merger, Derek Dubner will be appointed Co-Chief Executive Officer of Tiger Media along with Peter Tan, current Chief Executive Officer of Tiger Media. Mr. Dubner will also be appointed President of the Data Fusion Division. Robert Fried will remain Chairman of the Board.

Date, Time and Place of Special Meeting of Tiger Media Shareholders

The special meeting of Tiger Media shareholders will be held at 4400 Biscayne Boulevard, Miami, Florida 33137 at 10:00 a.m. Eastern time, on March 17, 2015, to consider and vote upon the Reverse Split Proposal, the Domestication Proposal, the Share Issuance Proposal, and the Adjournment Proposal.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned ordinary shares of Tiger Media at the close of business on January 26, 2015, the Record Date for the special meeting. You will have one vote for each ordinary share of Tiger Media you owned at the close of business on the Record Date. On the Record Date, there were 36,455,997 ordinary shares of Tiger Media outstanding.

Approval of the TBO Shareholders

The transactions contemplated in the Merger Agreement require as a condition to close the Merger the approval by or on behalf of all of the TBO shareholders.

Quorum and Vote Required to Approve the Proposals by the Tiger Media Shareholders

•	A quorum of Tiger Media shareholders is necessary to hold the special meeting. A quorum will be present at the special meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

•	Approval of the Reverse Split Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting.

•	Approval of the Domestication Proposal requires the affirmative vote of at least two-thirds of the votes cast on the proposal at the special meeting.

•	Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting.

•	Approval of the Adjournment Proposal will require the affirmative vote of holders of a majority of the voting power of Tiger Media’s ordinary shares, represented in person or by proxy at the special meeting.

Abstentions will have no effect on the Reverse Split Proposal, the Domestication Proposal, or the Share Issuance Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the Reverse Split Proposal, the Domestication Proposal, or the Share Issuance Proposal.

Relationship of Proposals

If the Domestication Proposal is approved, the Domestication will occur only if the Share Issuance Proposal is approved. The Reverse Split will be completed only if the Domestication and Share Issuance Proposals are approved.

Proxies

Proxies may be delivered by mail, internet, or in person. If you grant a proxy, you may revoke your proxy before it is exercised at the special meeting by sending a notice of revocation to the secretary of Tiger Media, submitting a later-dated proxy, submitting a proxy again through the Internet, or voting in person at the special meeting.

Board Solicitation

Tiger Media is soliciting proxies on behalf of the Tiger Media board of directors. Tiger Media will bear all costs and expenses associated with printing and mailing this proxy statement. This solicitation is being made by mail, but also may be made in person or by telephone or other electronic means. Tiger Media and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. In addition, TBO shareholders, officers and directors may solicit proxies in person or by mail, telephone or other electronic means on Tiger Media’s behalf. These persons will not receive any additional compensation for these solicitation activities.

Tiger Media may retain a proxy solicitor to assist it in soliciting proxies. If a proxy solicitor is retained we will provide additional information about the proxy solicitor and fees payable to it. If you have questions about how to vote or direct a vote in respect of your shares, you may call Joshua Weingard, Tiger Media’s Corporate Counsel, at (305) 575-4602.

Stock Ownership

On the Record Date, directors and executive officers of Tiger Media and their affiliates owned and were entitled to vote 5,622,219 ordinary shares of Tiger Media, representing approximately 15% of Tiger Media’s issued and outstanding ordinary shares.

Interests in the Merger

When you consider the Reverse Split Proposal, the Domestication Proposal, and the Share Issuance Proposal, you should note that as of the Record Date, Frost Gamma Investments Trust (“Frost Gamma”), an affiliate of Phillip Frost, M.D., owns 10,721,390 ordinary shares of Tiger Media, representing 29.4% of the Tiger Media’s outstanding ordinary shares. In addition, at the Effective Time, after giving effect to the TBO Recapitalization, Frost Gamma will own 80,000 shares of TBO Common Stock, 640,000 shares of TBO Series C Preferred Stock, and 4,000 shares of TBO Series D Preferred Stock, which will result in Tiger Media issuing to Frost Gamma 2,660,309 shares of Company Common Stock at closing, and an additional 900,108 shares of Company Common Stock subject to an earn out. As a result, following the Merger, Frost Gamma will own 34.6% of Company Common Stock at closing and 38.6% of Company Common Stock assuming the Common Earn Out Shares are earned. In connection with approving the Merger and the related transactions, the Board of Directors of Tiger Media and its Audit Committee have reviewed and considered Frost Gamma’s interest in such transactions.

In connection with the Board of Directors of Tiger Media approving the Merger, the Board also adopted resolutions providing that the grant of restricted stock units and the issuance Company Common Stock that may be delivered thereunder to the persons listed below, each of whom will or may become an executive officer or director of Tiger Media following completion of the Merger, is intended to be exempt from liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), pursuant to Rule 16b-3(e) promulgated thereunder.

Name	Title	Company Common Shares (#)	RSUs and Company Common Shares Underlying RSUs (#)
Derek Dubner	Co-Chief Executive Officer and Director of Tiger Media	—	2,000,000
Daniel MacLachlan	*	—	500,000
Ole Poulsen	Chief Science Officer of TBO(1)	5,000,000	—

*	Mr. MacLachlan is not currently an employee or director of Tiger Media, TBO, or Interactive Data.
(1)	The Board of Directors of Tiger Media has not yet determined if Ole Poulsen will serve as an executive officer of Tiger Media following the Merger.

Foreign Private Issuer

Following the Domestication, Tiger Media will no longer qualify as a “foreign private issuer” as defined under the Securities Act of 1933, as amended, and the Exchange Act. As a result, Tiger Media will be subject to all reporting requirements of the Exchange Act applicable to a U.S. domestic issuer, including the proxy rules, and will be filing periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K. Also, following the Domestication, Tiger Media’s officers, directors and ten percent holders will be subject to Section 16 short swing profit rules and reporting requirements.

Comparison of Stockholder Rights

In connection with the Merger Agreement, the board of directors of Tiger Media has unanimously approved the Domestication of Tiger Media from the Cayman Islands to Delaware as a Delaware corporation. If the Reverse Split Proposal, Domestication Proposal, and Share Issuance Proposal are approved, Tiger Media will complete the Domestication that will result in holders of Tiger Media securities holding securities in a Delaware corporation rather than in a Cayman Islands exempted company and the rights of Tiger Media stockholders will change accordingly. A comparison of the rights of stockholders under Cayman Islands law and Delaware law is included elsewhere in this proxy statement. See “The Domestication Proposal — Differences of Stockholder Rights.”

Certain U.S. Federal Income and Estate Tax Consequences

For United States federal income tax purposes, the Domestication should constitute a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (which we refer to herein as the “Code”), and should not represent a taxable transaction to Tiger Media for United States federal income tax purposes. Tiger Media will effectively be treated as a United States corporation for United States federal income tax purposes upon the effective date of the Certificate of Domestication under the laws of the State of Delaware, even if other events may need to occur under Cayman law in order for the Domestication to be completed. Accordingly, Tiger Media governed under the laws of the state of Delaware (“Tiger Media – Delaware”) will be subject to tax in the U.S. on its worldwide income. Losses incurred by Tiger Media and its subsidiaries prior to the Domestication cannot be used to reduce U.S. tax liabilities after the Domestication.

For United States federal income tax purposes, the Merger should constitute a reorganization within the meaning of Code Section 368(a) and should not represent a taxable transaction to Tiger Media, Tiger Media - Delaware or Merger Sub.

U.S. Holders generally may be subject to United States federal income tax upon the exchange of Tiger Media shares for Tiger Media - Delaware shares only with respect to their share of Tiger Media’s “all earnings and profits amount,” which in this case is expected to be zero. There is a Deemed Dividend Election that should be made by certain U.S. Holders in order to obtain this favorable tax treatment. If said U.S. Holders do not make the Deemed Dividend Election, they will be required to include in their U.S. taxable income the gain inherent in their Tiger Media shares. Certain Tax filings on the part of certain U.S. Holders are also generally required. See “Material United States Federal Income and Estate Tax Considerations - Tax Consequences of the Domestication and the Merger to U.S. Holders Domestication – Effects of Code Section 367 – Treatment of 10% U.S. Shareholders” and “ – Treatment of U.S. Holders that are not 10% U.S. Shareholders – additional actions may be needed.”

Non-U.S. Holders generally will not be taxed upon the Domestication, but they may be subject to U.S. estate tax on the value of Tiger Media – Delaware shares if they die while owning said shares. See “Material United States Federal Tax Considerations – Tax Consequences to Non-U.S. Holders – U.S. Federal Estate Taxes.”

For additional details regarding the United States federal income and estate tax consequences of the Domestication, the Merger, and of holding and disposing Tiger Media - Delaware Shares, see “Material United States Federal Tax Considerations” below.

Anticipated Accounting Treatment of the Merger

The Merger will be accounted for under the acquisition method of accounting in conformity with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Tiger Media has concluded that it is the accounting acquirer, based on the weighting of certain factors. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of TBO as of the effective time will be recorded at their respective fair values and added to those of Tiger Media. Any excess of purchase price over the fair value of the net assets will be recorded as goodwill. Financial statements of Tiger Media issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of TBO.

Regulatory Matters

The business combination and the transactions contemplated by the Merger Agreement are not subject to any additional foreign, federal or state regulatory requirements or approvals, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for (i) filings with the State of Delaware, the State of Florida and the Cayman Islands necessary to effectuate the transactions contemplated by the Reverse Split, the Domestication, and the Merger, (ii) compliance with applicable securities laws and rules and regulations of the SEC and NYSE MKT, including approval of the matters set forth herein, and (iii) approval by TBO shareholders of the Merger.

Risk Factors

In evaluating the proposals to be voted on at the special meeting, you should carefully read this proxy statement, including the annexes to this proxy statement and you should especially consider the factors discussed in the section titled “Risk Factors.”

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the Reverse Split Proposal, Domestication Proposal, the Share Issuance Proposal, and the Adjournment Proposal.

If Tiger Media completes the acquisition of TBO pursuant to the Merger Agreement, the resulting company will be subject to a number of risks including risks that currently apply to TBO that would apply to Tiger Media after the Merger. You should carefully consider the risks described below and the other information included in this proxy statement before you decide how you want to vote on the proposals. Following the closing of the Merger Agreement, the market price of Tiger Media’s securities could decline due to any of these risks, in which case you could lose all or part of your investment.

In assessing these risks, you should also refer to the other information included in this proxy statement, including the consolidated financial statements and the accompanying notes of TBO and Interactive Data, as well as the pro forma financial information set forth herein.

Risks Related to the Merger

Because the exchange ratio is fixed and will not be adjusted in the event of changes in the price of Tiger Media’s ordinary shares, the market value of Tiger Media’s shares to be received by the TBO stockholders in connection with the Merger is subject to change prior to the completion of the Merger.

The exchange ratio is fixed and no adjustments to the exchange ratio will be made pursuant to the Merger Agreement based on changes in the price of Tiger Media’s ordinary shares before the completion of the Merger. Changes in stock prices may result from a variety of factors, including, among others, general market and economic conditions, changes in Tiger Media’s business, operations and prospects, market assessment of the likelihood that the Merger will be completed as anticipated or at all. Many of these factors are beyond Tiger Media’s control.

As a result of any such changes in stock price, the market value of Tiger Media’s shares that TBO stockholders will receive at the time the Merger is completed could vary significantly from the value of a shares on the date of this proxy statement, the date of the Tiger Media special meeting, or the date on which a TBO stockholder actually receives its shares of Company Common Stock. For example, based on the range of closing prices of Tiger Media’s ordinary shares during the period from December 12, 2014, the last trading day before Tiger Media and TBO announced that they had entered into the Merger Agreement, through February 12, 2015, the latest practicable date before the printing of this proxy statement, the exchange ratio represented a market value ranging from a low of $0.66 to a high of $1.34 for each share of TBO Common Stock. Accordingly, at the time of the Tiger Media special meeting, Tiger Media shareholders will not know and will not be able to calculate the exact market value of the consideration the TBO stockholders will receive upon completion of the Merger.

Changes in the number of shares of outstanding common stock of either Tiger Media or TBO prior to the completion of the Merger would result in a corresponding change to the relative ownership percentages of the current Tiger Media stockholders and the current TBO stockholders in the combined company.

Based on the number of shares of Company Common Stock and TBO Common Stock outstanding as of February 12, 2015, the latest practicable date before the printing of this proxy statement, if the Merger had been completed on such date, the holders of TBO Common Stock would have been entitled to receive shares of Company Common Stock representing approximately 70.3% of all shares of Company Common Stock outstanding immediately following the completion of the Merger (on a fully diluted basis). Tiger Media stockholders would have continued to own their existing shares, which would not have been affected by the

Merger. However, because the exchange ratio is fixed, to the extent that the number of shares of outstanding Company Common Stock or TBO Common Stock changes prior to the completion of the Merger, whether due to any new issuance of shares of Company Common Stock or TBO Common Stock, any exercise of any outstanding options or warrants to purchase shares of Company Common Stock or TBO Common Stock, or otherwise, there will automatically occur a corresponding change in the relative ownership percentages of the combined company by the current Tiger Media stockholders and the current TBO stockholders.

The pendency of the Merger could have an adverse effect on Tiger Media’s stock price and Tiger Media’s and TBO’s businesses, financial conditions, results of operations, reputations and business prospects.

The parties’ efforts to complete the Merger could cause substantial disruptions in Tiger Media’s and TBO’s respective businesses, which could have an adverse effect on their respective financial results. Among other things, uncertainty as to whether the Merger will be completed may affect the ability of Tiger Media and TBO to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the Merger is pending because employees may experience uncertainty about their future roles with the combined company.

Uncertainty as to the future could adversely affect Tiger Media’s or TBO’s respective businesses, reputation and relationships with potential customers. For example, vendors and others that deal with Tiger Media or TBO could defer decisions concerning working with such company, or seek to change existing business relationships with such company. Further, a substantial amount of the attention of management and employees of Tiger Media and TBO is being directed toward the completion of the Merger and thus is being diverted from such company’s day-to-day operations because matters related to the Merger (including integration planning) require substantial commitments of time and resources.

Our Corporate Effective Tax Rate may increase as a result of the Domestication.

In connection with the Domestication, we will become subject to U.S. tax on our worldwide income and capital gains and our corporate effective tax rate may be significantly higher, which could materially impact our financial results, including our earnings and cash flow, for periods after the Domestication. Our current jurisdiction of incorporation, the Cayman Islands, does not currently impose an income tax. If we were to remain incorporated in the Cayman Islands, we generally would be taxed in the U.S. only on income that is effectively connected with the conduct of a trade or business in the U.S. (“effectively connected income”), and other non-effectively connected income that is sourced in the U.S., subject to certain exceptions. If we remained incorporated in the Cayman Islands, income after the Merger from the conduct of business activities that TBO currently conducts would still be subject to tax in the U.S. because it would constitute effectively connected income.

The highest statutory corporate tax rate for U.S. federal income tax purposes is currently 35%. State-level taxes, to the extent applicable, would be in addition to federal taxes. Our effective tax rate for purposes of financial reporting may, however, vary significantly from the statutory rates under which we operate (including the U.S. statutory rate that would apply after the Domestication) because of, among other things, timing differences in the recognition of income and expense for U.S. GAAP and tax purposes, and differences in how each jurisdiction in which we operate treats the same item of income or expense. We are unable to predict the impact of the Domestication on our effective tax rate going forward. We describe this potential impact under “Material U.S. Federal Income Tax Considerations – Tax Consequences of the Domestication to Tiger Media”. In addition, the tax laws of the United States and other jurisdictions could change in the future, and those changes could cause a material increase in our effective tax rate at a later date as well.

While the Merger Agreement is in effect, Tiger Media and TBO are subject to restrictions on their business activities.

While the Merger Agreement is in effect, each of Tiger Media and TBO is subject to restrictions on its business activities and must generally operate its business in the ordinary course consistent with past practice (subject to certain exceptions). These restrictions could prevent each of Tiger Media and TBO from pursuing attractive business opportunities (if any) that arise prior to the completion of the Merger and are generally outside the ordinary course of its business, and otherwise have a material adverse effect on its future results of operations or financial condition.

Failure to complete the Merger could negatively impact Tiger Media’s stock price and Tiger Media’s and TBO’s respective businesses, financial condition or results of operations.

Completion of the Merger is conditioned upon TBO and Tiger Media satisfying certain closing conditions as set forth in the Merger Agreement, including: (i) approval by the Tiger Media shareholders of the Reverse Split Proposal, (ii) approval by the Tiger Media shareholders of the Domestication Proposal, (iii) approval by the Tiger Media shareholders of the Share Issuance Proposal, and (iv) completion of the Reverse Split and Domestication. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the Merger is not consummated for these or any other reasons, the ongoing business of TBO and Tiger Media may be adversely affected and will be subject to a number of risks including:

•	The risk that the pursuit of the Merger could lead to TBO’s and Tiger Media’s failure to pursue other beneficial opportunities as a result of the focus of TBO’s and Tiger Media’s management on the Merger;

•	Under the Merger Agreement, each of Tiger Media and TBO is subject to certain restrictions on the conduct of its business prior to completing the Merger, which restrictions could adversely affect its ability to realize certain of its respective business strategies;

•	The market price of Tiger Media’s ordinary shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•	TBO and Tiger Media may experience negative reactions to the termination of the Merger from strategic partners, vendors, investors or analysts;

•	Neither Tiger Media nor TBO would realize any of the anticipated benefits of having completed the Merger; and

•	The expenses of each of TBO and Tiger Media incurred related to the Merger, such as legal and accounting fees, must be paid even if the Merger is not completed and may not, except in certain circumstances, be recovered from the other party.

In addition, any delay in the consummation of the Merger, or any uncertainty about the consummation of the Merger, may adversely affect either or both companies’ respective future businesses, growth, revenue and results of operations.

Certain stockholders of Tiger Media and TBO may have interests that may be different from, or in addition to, interests of Tiger Media and TBO stockholders generally.

When you consider the Reverse Split Proposal, the Domestication Proposal, and the Share Issuance Proposal, you should note that as of the Record Date, Frost Gamma Investments Trust (“Frost Gamma”), an affiliate of Phillip Frost, M.D., owns 10,721,390 shares of Company Common Stock, representing 29.4% of the Tiger Media’s outstanding shares of Company Common Stock. In addition, at the Effective Time, after giving effect to the TBO Recapitalization, Frost Gamma will own 80,000 shares of TBO Common Stock, 640,000 shares of TBO Series C Preferred Stock, and 4,000 shares of TBO Series D Preferred Stock, which will result in

Tiger Media issuing to Frost Gamma 2,660,309 shares of Company Common Stock at closing, and an additional 900,108 shares of Company Common Stock subject to an earn out. As a result, following the Merger, Frost Gamma will own 34.6% of Company Common Stock at closing and 38.6% of Company Common Stock assuming the earn out shares are earned. In connection with approving the Merger and the related transactions, the Board of Directors of Tiger Media and its Audit Committee have reviewed and considered Frost Gamma’s interest in such transactions. See “The Merger—Interests in the Merger.”

Risks Related to the Combined Company if the Merger Is Completed

The failure to integrate successfully the businesses of Tiger Media and TBO in the expected timeframe would adversely affect the combined company’s future results and the market price of the combined company’s common stock following the completion of the Merger.

The success of the Merger will depend, in large part, on the ability of the combined company to realize the anticipated benefits of the Merger. To realize such benefits, the combined company must successfully integrate Tiger Media’s and TBO’s respective businesses. This integration will be complex and time-consuming. The failure to successfully integrate and manage the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Merger. Potential difficulties that may be encountered in the integration process include the following:

•	Complexities associated with managing the larger, more complex, combined business;

•	Integrating personnel from the two companies;

•	The loss of key employees;

•	Potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Merger;

•	Performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations; and

•	The differences in the businesses of Tiger Media and TBO may make integration more difficult as well as not having the efficiencies which may arise if the businesses were similar.

If any of these events were to occur, the ability of the combined company to maintain relationships with customers, suppliers and employees or the combined company’s ability to achieve the anticipated benefits of the Merger could be adversely affected, the combined company’s earnings could be reduced or the combined company’s business and financial results could be adversely affected, any of which could adversely affect the market price of the combined company’s common stock.

The combined company’s future results will suffer if the combined company does not effectively manage its expanded operations following the Merger.

Following the Merger, the size of the combined company’s business will be larger than the current businesses of Tiger Media and TBO. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for the combined company’s management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Neither Tiger Media nor TBO can assure you that the combined company will be successful or that the combined company will realize the expected operating efficiencies, annual net operating synergies, revenue enhancements and other benefits currently anticipated to result from the Merger.

The loss of key personnel could have a material adverse effect on the combined company’s business, financial condition or results of operations.

The success of the Merger will depend in part on the combined company’s ability to retain key Tiger Media and TBO employees who continue employment with the combined company after the Merger is completed. These employees might decide not to remain with the combined company after the Merger is completed. If these key employees terminate their employment, the combined company’s activities might be adversely affected, management’s attention might be diverted from successfully integrating TBO’s operations to recruiting suitable replacements and the combined company’s business, financial condition or results of operations could be adversely affected. In addition, the combined company might not be able to locate suitable replacements for any such key employees who leave the combined company or offer employment to potential replacements on reasonable terms.

The success of the combined company will also depend on relationships with third parties and pre-existing customers of Tiger Media and TBO, which relationships may be affected by customer preferences or public attitudes about the Merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition or results of operations.

The combined company’s success will be dependent on the ability to maintain and renew pre-existing business relationships of both Tiger Media and TBO and to establish new business relationships. There can be no assurance that the business of the combined company will be able to maintain pre-existing customer contracts of Tiger Media or TBO and other business relationships of Tiger Media or TBO, or enter into or maintain new customer contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important customer and other business relationships could have a material adverse effect on the business, financial condition or results of operations of the combined company.

In the event the Merger is completed, the combined company may incur significant expenses in connection with the integration of the two companies.

In the event the Merger is completed, the combined company may incur significant expenses in connection with the integration of the two companies, including integrating personnel, information technology systems, accounting systems, vendors and strategic partners of each company and implementing consistent standards, policies, and procedures.

Future results of the combined company may differ materially from the unaudited pro forma condensed combined consolidated financial statements presented in this proxy statement and the financial forecasts prepared by TBO in connection with discussions concerning the Merger.

The future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined consolidated financial statements presented in this proxy statement, which show only a combination of the historical results of Tiger Media and TBO, and the financial forecasts prepared by TBO in connection with discussions concerning the Merger. Tiger Media expects to incur significant costs associated with the completion of the Merger and combining the operations of the two companies, the exact magnitude of which is not yet known.

The market price of the combined company’s common stock may decline as a result of the Merger.

The market price of the combined company’s common stock may decline as a result of the Merger for a number of reasons, including if:

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated;

•	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of industry analysts; or

•	investors react negatively to the effect of the Merger on the combined company’s business and prospects.

The price of Company Common Stock after the Merger may be affected by factors different from those currently affecting the shares of Tiger Media prior to the completion of the Merger.

Upon completion of the Merger, holders of TBO Common Stock will become holders of Company Common Stock. The business of Tiger Media differs from the business of TBO in important respects and, accordingly, the results of operations of the combined company and the price of its common stock following the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of Tiger Media and TBO.

If Tiger Media does not meet the requirements for continued listing of its common stock on the NYSE MKT, Tiger Media could face significant material adverse consequences.

Tiger Media’s ordinary shares trade on the NYSE MKT under the symbol “IDI.” Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock issuable in connection with the Merger. If that application is not approved or if it is determined that the post-Merger company does not meet the applicable listing standards, the Company Common Stock could be subject to delisting from the NYSE MKT. It is unclear whether Tiger Media will meet the applicable listing standards.

If Tiger Media does not meet the applicable listing requirements and, as a result, the Company Common Stock is delisted from the NYSE MKT, Tiger Media could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	a reduced liquidity with respect to its securities;

•	a determination that its common stock is a “penny stock” which would require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;

•	a limited amount of news and analyst coverage for Tiger Media; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The rights associated with the Company Common Stock to be received by TBO stockholders as a result of the Merger will be different than the rights associated with the TBO Common Stock.

The rights associated with TBO Common Stock are different from the rights associated with Company Common Stock. See the section of this proxy statement titled “The Domestication Proposal—Differences of Stockholder Rights” for a discussion of the different rights associated with TBO Common Stock.

Risk Related to TBO’s and Interactive Data’s Business and Operations

TBO and Interactive Data may not have sufficient cash to operate their business. Additional equity or debt offerings to fund future operations may not be available and, if available, may significantly dilute the value of their currently outstanding common stock.

As of December 31, 2014, TBO (including Interactive Data) had available cash of approximately $5,997,184. As of September 30, 2014, Interactive Data had cash of approximately $641,402 up from approximately $221,164 as of December 31, 2013. As of September 30, 2014, TBO had cash of approximately $2,237,500. Interactive Data generated net income of $276,348 for the nine months ended September 30, 2014 down from $436,874 for the nine months ended September 30, 2013. TBO and Interactive Data expect to fund their operations through current cash and company profits. Subject to revenue growth, Tiger Media may have to raise private equity and or debt, which, if they are able to obtain, will have the effect of diluting existing common and preferred stockholders. Any equity or debt financings, if available at all, may be on terms which are not favorable to Tiger Media. If TBO and Interactive Data’s operations do not generate positive cash flow in the upcoming year, or if the Tiger Media is not able to obtain additional debt or equity financing on terms and conditions acceptable to it, if at all, Interactive Data may be unable to implement its business plan, or even continue its operations.

Interactive Data had a net income of $0.3 million for the nine months ended September 30, 2014, and had members’ equity of $1.2 million as of September 30, 2014. To achieve sustainable profitability, Interactive Data must continue to generate increased revenue.

For the nine months ended September 30, 2014, Interactive Data had net income of $0.3 million and members’ equity of approximately $1.2 million as of September 30, 2014, compared to net income of $0.4 million for the nine months ended September 30, 2013, and members’ equity of approximately $0.9 million as of December 31, 2013. Interactive Data needs to generate greater revenue from the sales of its products if it is to sustain profitability. If Interactive Data is unable to generate greater revenue, net losses may return and it may never be able to sustain profitability or generate positive cash flow from operations in the future.

Interactive Data faces intense competition from both start-up and established companies that may have significant advantages over it and its products.

The market for Interactive Data’s products and services is intensely competitive. There are numerous companies competing with Interactive Data in various segments of the data fusion industry, and their products and services may have advantages over Interactive Data’s products and services in areas such as conformity to existing and emerging industry standards, performance, price, ease of use, scalability, reliability, flexibility, product features and technical support.

Interactive Data’s principal competitors in the data fusion industry include LexisNexis, TransUnion, Thomson Reuters, Experian and Equifax. Interactive Data’s current and potential competitors may have one or more of the following significant advantages over Interactive Data:

•	greater financial, technical and marketing resources;

•	better name recognition;

•	more comprehensive solutions;

•	better or more extensive cooperative relationships; and

•	larger customer base.

Interactive Data cannot assure you that it will be able to compete successfully with its existing or new competitors. Some of Interactive Data’s competitors may have, in relation to Interactive Data, one or more of the following: longer operating histories, longer-standing relationships with end-user customers and greater customer service, public relations and other resources. As a result, these competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services. Additionally, it is likely that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share.

If Interactive Data’s newer products do not achieve market acceptance, its revenue growth may suffer.

Interactive Data’s identity verification products have been in the market place for a limited period of time and may have longer sales cycles than their previous products. Accordingly, Interactive Data may not achieve the meaningful revenue growth needed to sustain operations. Interactive Data can provide no assurances that sales of its newer products will continue to grow or generate sufficient revenues to sustain their business. If Interactive Data is unable to recognize revenues due to longer sales cycles or other problems, its results of operations will be adversely affected, perhaps materially.

Interactive Data has not yet received broad market acceptance for its newer products. Interactive Data cannot assure that its present or future products will achieve market acceptance on a sustained basis. In order to achieve market acceptance and achieve future revenue growth, Interactive Data must introduce complementary products, incorporate new technologies into its existing product lines and design, and develop and successfully commercialize higher performance products in a timely manner. Interactive Data cannot assure that it will be able to offer new or complementary products that gain market acceptance quickly enough to avoid decreased revenues during current or future product introductions or transitions.

Interactive Data resembles a developmental stage company and its business strategy may not be successful.

Historically, Interactive Data has provided data solutions and services to the Accounts Receivable Management industry for location and identity verification, legislative compliance and debt recovery. Now, Interactive Data is targeting the entirety of the risk management market, including expansion into Fair Credit Reporting Act regulated data and non-regulated data, with new products and services. Interactive Data can provide no assurances that its newly introduced products and services will ever achieve widespread market acceptance or that an adequate market for these products and services will ever emerge. Consequently, Interactive Data resembles a developmental stage company and will face the following inherent risks and uncertainties:

•	the need for Interactive Data’s identity verification and risk management products and services to achieve market acceptance and produce a sustainable revenue stream;

•	Interactive Data’s ability to manage costs and expenses;

•	Interactive Data’s ability to secure, and dependence on key personnel;

•	Interactive Data’s ability to obtain financing on acceptable terms; and

•	Interactive Data’s ability to offer greater value than our competitors.

Interactive Data’s business strategy may not successfully address these risks. If it fails to recognize significant revenues from the sales of its new products and services, its business, financial condition and operating results would be materially adversely affected.

If Interactive Data fails to respond to rapid technological changes in the data fusion industry, it may lose customers and/or its products and/or services may become obsolete.

The data fusion industry is characterized by rapidly changing technology, frequent product introductions, and continued evolution of new industry standards. Interactive Data must also introduce upgrades to its products and services rapidly in response to customer needs. As a result, Interactive Data’s success depends upon its ability to develop and introduce in a timely manner new products and services and enhancements to its existing products and services that meet changing customer requirements and evolving industry standards. The development of technologically advanced product solutions is a complex and uncertain process requiring high levels of innovation, rapid response and accurate anticipation of technological and market trends. Interactive Data cannot assure you that it will be able to identify, develop, manufacture, market or support new or enhanced products and services successfully in a timely manner. Further, Interactive Data or its competitors may introduce new products or services or product enhancements that shorten the life cycle of their existing products or services or cause their existing products or services to become obsolete.

Interactive Data’s products and services are highly technical and if they contain undetected errors, its business could be adversely affected and it might have to defend lawsuits or pay damages in connection with any alleged or actual failure of its products and services.

Interactive Data’s products and services are highly technical and complex. Its products and services have contained and may contain one or more undetected errors, defects or security vulnerabilities. Some errors in Interactive Data’s products and services may only be discovered after a product or service has been used by end customers. Any errors or security vulnerabilities discovered in its products after commercial release could result in loss of revenues or delay in revenue recognition, or loss of customers, any of which could adversely affect its business and results of operations. In addition, Interactive Data could face claims for product liability or breach of personally identifiable information. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if Interactive Data’s business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, its financial condition could be harmed.

A breach of network security could harm public perception of Interactive Data’s products and services, which could cause it to lose revenues.

If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to Interactive Data’s network security controls, the market perception of the effectiveness of Interactive Data’s network security could be harmed resulting in loss of current and potential end user customers, data suppliers, or cause Interactive Data to lose potential value-added resellers. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, Interactive Data may be unable to anticipate these techniques. If an actual or perceived breach were to occur, Interactive Data cannot assure that it would not lose revenue or not sustain operating losses as a result.

Interactive Data’s products and services can have long sales and implementation cycles, which may result in substantial expenses before realizing any associated revenues.

The sale and implementation of Interactive Data’s products and services to large companies and government entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers’ internal budgeting and other procedures for approving capital expenditures, testing and accepting new technologies that affect key operations. As a result, sales and implementation cycles for Interactive Data’s products and services can be lengthy, and they may expend significant time and resources before they receive any revenues from a customer or potential customer. Interactive Data’s quarterly and annual operating results could be materially harmed if orders forecast for a specific customer and for a particular period are not realized.

Consolidation in the data fusion industry may limit market acceptance of Interactive Data’s products and services.

Several of Interactive Data’s competitors have acquired companies with complementary technologies in the past. Interactive Data expects consolidation in the data fusion industry to continue in the future. These acquisitions may permit its competitors to accelerate the development and commercialization of broader product lines and more comprehensive solutions than Interactive Data currently offers. Acquisitions of vendors or other companies with which Interactive Data has a strategic relationship by its competitors may limit its access to commercially significant technologies. Further, business combinations in the data fusion industry are creating companies with larger market shares, customer bases, sales forces, product offerings and technology and marketing expertise, which may make it more difficult for Interactive Data to compete.

Interactive Data must adequately protect its intellectual property in order to prevent loss of valuable proprietary information.

Interactive Data relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and non-disclosure agreements to protect its proprietary technology. However, unauthorized parties may attempt to copy or reverse-engineer aspects of Interactive Data’s products or services or to obtain and use information that it regards as proprietary. Policing unauthorized use of Interactive Data’s products or services is difficult, and it cannot be certain that the steps it have taken will prevent misappropriation of its intellectual property. If Interactive Data’s protection of its intellectual property proves to be inadequate or unenforceable, others may be able to use its proprietary developments without compensation to it, resulting in potential cost advantages to its competitors.

Interactive Data may incur substantial expenses defending itself against claims of infringement.

There are numerous patents held by many companies relating to the design and manufacture of data solutions. Third parties may claim that Interactive Data’s products and/or services infringe on their intellectual property rights. Any claim, with or without merit, could consume Interactive Data’s management’s time, result in costly litigation, cause delays in sales or implementations of its products or services or require it to enter into royalty or licensing agreements. Royalty and licensing agreements, if required and available, may be on terms unacceptable to Interactive Data or detrimental to their business. Moreover, a successful claim of product infringement against Interactive Data or its failure or inability to license the infringed or similar technology on commercially reasonable terms could seriously harm its business.

Interactive Data’s acquisition of complementary products or businesses may adversely affect its financial condition.

Interactive Data may acquire or invest in companies, business units, product lines or technologies to accelerate the development of products and sales channels complementary to its existing products and sales channels. Negotiation of potential acquisitions and integration of acquired products, technologies or businesses could divert Interactive Data’s management’s time and resources. Future acquisitions could cause Interactive Data to issue equity securities that would dilute your ownership of Interactive Data, incur debt or contingent liabilities, amortize intangible assets or write off in-process research and development, goodwill and other acquisition-related expenses that could seriously harm its financial condition and operating results. Further, if Interactive Data is not able to properly integrate acquired products, technologies or businesses with its existing products and operations, train, retain and motivate personnel from the acquired business or combine potentially different corporate cultures, it may not receive the intended benefits of its acquisitions, which could adversely affect its business, operating results and financial condition.

Compliance with laws, rules, or regulations may adversely affect Interactive Data’s financial condition

Interactive Data’s business is subject to various federal, state, and local laws, rules, and regulations, including, without limitation, the Driver’s Privacy Protection Act (18 U.S.C. § 2721-2725) (“DPPA”) and the Gramm-Leach-Bliley Act (15 U.S.C. § 6801-6809) (GLBA). A change in any one of a number of the laws, rules, or regulations applicable to Interactive Data’s business and/or the enactment of future legislation could have a material adverse effect on Interactive Data’s financial condition and its ability to provide products or services to its customers.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Tiger Media, TBO and the combined company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements for the period following the completion of the Merger. Representatives of Tiger Media may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include statements about the expected benefits of the Merger, information about the combined company, including expected synergies, combined operating and financial data and the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be consummated. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of Tiger Media’s management and are subject to risks and uncertainties, including the risks described in this proxy statement under the section “Risk Factors” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

In light of these risks, uncertainties, assumptions and factors, the results anticipated by the forward-looking statements discussed in this proxy statement or made by representatives of Tiger Media may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof or, in the case of statements made by representatives of Tiger Media, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the Merger or the combined company or other matters addressed in this proxy statement and attributable to Tiger Media or TBO or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Tiger Media does not undertake any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Consolidated Financial Statements are based on the historical financial statements of Tiger Media and TBO after giving effect to the proposed Merger of the companies, and the assumptions, reclassifications and adjustments described in the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements. The unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2014 gives effect to the Merger of Tiger Media and TBO as if the Merger had occurred on that date. The unaudited Pro Forma Condensed Consolidated Statements of Operates for the nine months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the Merger of Tiger Media and TBO as if the Merger had occurred on January 1, 2013. On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data, substantially in cash. On December 14, 2014, Tiger Media and TBO entered into Merger Agreement. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with (i) Tiger Media’s historical consolidated financial statements as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and the accompanying notes thereto; (ii) Interactive Data’s historical financial statements as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and the accompanying notes thereto; (iii) TBO’s historical financial statements for the period from September 22, 2014 (inception) through September 30, 2014 and the accompanying notes thereto; and (iv) the accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Tiger Media will account for the Merger as a purchase of TBO, using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States, or GAAP. Upon completion of the Merger, TBO stockholders will be entitled to receive 86,253,870 shares of Tiger Media (including 13,501,624 shares assuming all Earn-Out Shares are earned, and all shares underlying restricted stock units and warrants are issued, all prior to the TBO reverse stock split) representing in aggregate approximately 68.4% of the outstanding capital shares of the combined company following the Merger on a fully diluted basis. Frost Gamma Investment Trust, which currently owns approximately 29.3% of Tiger Media, will receive 17,802,085 shares to be issued to TBO stockholders, or 20.6% of such shares on a fully diluted basis. As a result, current Tiger Media shareholders will own approximately 45.8% of the combined company on a fully diluted basis (assuming all the Earn-Out Shares are earned), and 50.3% of the combined company on a non-diluted basis. For the purposes of determining the acquirer for accounting purposes, Tiger Media considered the following factors: (i) the relative voting rights of the parties - immediately following the Merger, TBO shareholders will receive 32,985,768 common shares with voting rights, which is fewer than the number of outstanding voting shares held by Tiger Media shareholders prior to the Merger; (ii) the composition of the board of directors of the combined entity - the number of directors constituting the board of directors of the combined company will be increased to seven directors and the current five members, including the Chairman of the Board, will remain the same; and (iii) the composition of senior management of the combined entity after the Merger - except for the addition of a Co-Chief Executive Officer from TBO, the senior management of Tiger Media will remain the same. Based on the weighting of these factors, Tiger Media has concluded that it is the accounting acquirer.

Under the acquisition method of accounting, as of the Effective Time, the assets acquired, including the identifiable intangible assets, and liabilities assumed from TBO will be recorded at their respective fair values and added to those of Tiger Media. Any excess of the purchase price for the Merger over the net fair value of TBO’s identified assets acquired and liabilities assumed will be recorded as goodwill and any transaction costs and restructuring expenses associated with the Merger will be expensed as incurred. The results of operations of TBO will be combined with the results of operations of Tiger Media beginning at the Effective Time. The consolidated financial statements of Tiger Media will not be restated retroactively to reflect the historical financial position or results of operations of TBO. Following the Merger, and subject to the finalization of the purchase price allocation, the earnings of Tiger Media will reflect the effect of any purchase accounting adjustments, including any increased depreciation and amortization associated with fair value adjustments to the assets acquired and liabilities assumed.

The unaudited pro forma financial data included in this proxy statement are based on the historical financial statements of Tiger Media, TBO and Interactive Data, and on publicly available information and certain assumptions that Tiger Media believes are reasonable, which are described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements included in this proxy statement. Tiger Media has not performed a detailed valuation analysis necessary to determine the fair market values of TBO and Interactive Data’s assets to be acquired and liabilities to be assumed. For the purpose of the Unaudited Pro Forma Condensed Consolidated Financial Statements, preliminary allocations of estimated acquisition consideration have been based on the issuance of 71,313,870 shares of Tiger Media’s common stock (on as-converted basis and assuming all the Earn-Out Shares will be earned, prior to the TBO reverse stock split) for 100% of the aggregate shares of TBO. The preliminary acquisition consideration has been allocated to certain assets and liabilities using management assumptions as further described in the accompanying notes. After the closing of the Merger, Tiger Media will complete their valuations of the fair value of the assets acquired and the liabilities assumed and determine the useful lives of the assets acquired.

The Unaudited Pro Forma Condensed Consolidated Financial Statements are provided for informational purpose. The pro forma information provided is not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the Merger been completed on the dates used to prepare these pro forma financial statements. The adjustments to fair value and the other estimates reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the Merger. In addition, the Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to project the future financial position or results of operations of the merged companies. Reclassifications and adjustments may be required if changes to Tiger Media’s financial presentation are needed to conform Tiger Media’s and TBO’s accounting policies.

These Unaudited Pro Forma Condensed Consolidated Financial Statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the transaction. These financial statements also do not include any integration costs the companies may incur related to the Merger as part of combining the operations of the companies. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not include an estimate for transaction costs, of approximately $0.8 million.

Tiger Media, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheets

As of September 30, 2014

(unaudited)

(in thousands, except share and per share data) 4(a)

	Tiger Media, Inc. As reported	The Best One, Inc. As reported	Interactive Data, LLC As reported	Pro Forma Adjustments			Pro Forma Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,548	$2,238	$641	$—			$7,427
Accounts receivable, net	1,147	—	455	—			1,602
Prepaid expenses and other current assets	513	—	89	—			602
Deferred tax assets, current	185	16	—	—			201

Total current assets	6,393	2,254	1,185	—			9,832
NON-CURRENT ASSETS
Property and equipment, net	1,478	—	158	—			1,636
Long-term deferred expenses	697	—	—	—			697
Intangible assets, net	1,726	—	26	—			1,752
Goodwill	—	—	—	35,111	4	(d)	35,111
Deferred tax assets	—	—	205	—			205

Total non-current assets	3,901	—	389	35,111			39,401

Total assets	10,294	2,254	1,574	35,111			49,233

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,262	48	106	—			1,416
Accrued expenses and other payables	220	—	31	—			251
Acquisition consideration payable	460	—	—	—			460
Amounts due to related parties	167	—	—	—			167
Deferred revenue	163	—	141	—			304
Other current liabilities	—	—	104	—			104

Total current liabilities	2,272	48	382	—			2,702

Total liabilities	2,272	48	382	—			2,702

SHAREHOLDERS’ EQUITY
Common Shares - $0.0005 par value 200,000,000 shares authorized	4	—	—	4	4	(b)	8
Preferred Shares - $0.0001 par value 10,000,000 shared authorized	—	—	—	1	4	(b)
Additional paid-in capital	146,071	2,238	801	(3,039)	4	(c)	184,575
				38,504	4	(b)
Accumulated other comprehensive loss	(4,384)	—	—	—			(4,384)
Accumulated earnings / (deficit)	(133,669)	(32)	391	(359)	4	(c)	(133,669)

Total shareholders’ equity	8,022	2,206	1,192	35,111			46,530

Total liabilities and shareholders’ equity	$10,294	$2,254	$1,574	$35,111			$49,232

Tiger Media, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2014

(unaudited)

(in thousands, except share and per share data) 4(a)

	Tiger Media, Inc. As reported	The Best One, Inc. As reported	Interactive Data, LLC As reported	Pro Forma Adjustments		Pro Forma Consolidated
Net revenues	$2,048	$—	$2,771	$—		$4,819
Cost of revenues	(2,430)	—	(1,042)	—		(3,472)

Gross profit / (loss)	(382)	—	1,729	—		1,347
Operating expenses
Sales and marketing expenses	(697)		(204)	—		(901)
General and administrative expenses	(1,911)	(16)	(1,099)	—		(3,026)

Profit / (loss) from operations	(2,990)	(16)	426	—		(2,580)
Other income / (expense)
Interest income	52	—	—	—		52
Other expense, net	(29)	(32)	—	—		(61)

Total other income / (expense)	23	(32)	—	—		(9)
Profit / (loss) before income taxes	(2,967)	(48)	426	—		(2,589)
Income taxes benefit / (provision)	153	16	(150)	—		19

Net profit / (loss)	$(2,814)	$(32)	$276	$0		$(2,570)

Loss per share, basic and diluted	$(0.08)					$(0.12)

Weighted average number of shares outstanding, basic and diluted	36,395,255			(14,853,430	)4(e)	21,544,825

Tiger Media, Inc. and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2013

(unaudited)

(in thousands, except share and per share data) 4(a)

	Tiger Media, Inc. As reported	The Best One, Inc. As reported	Interactive Data, LLC As reported	Pro Forma Adjustments			Pro Forma Consolidated
Net revenues	$2,875	$—	$3,746	$			$6,621
Cost of revenues	(1,765)	—	(1,552)		—		(3,317)

Gross profit	1,110	—	2,194		—		3,304
Operating expenses
Sales and marketing expenses	(788)	—	(364)		—		(1,152)
General and administrative expenses	(4,397)	—	(1,095)		—		(5,492)
Gain from extinguishment of acquisition consideration payable	99	—	—		—		99

Profit / (loss) from operations	(3,976)	—	735		—		(3,241)
Other income / (expense)
Interest income	12	—	—		—		12
Other expense, net	(4)	—	—		—		(4)

Total other income	8	—	—		—		8
Profit / (loss) before income taxes	(3,968)	—	735		—		(3,233)
Income taxes benefit / (provision)	33	—	(260)		—		(227)

Net profit / (loss)	$(3,935)	$0	$475		$0		$(3,460)

Loss per share, basic and diluted	$(0.13)						$(0.17)

Weighted average number of shares outstanding, basic and diluted	31,362,848				(10,827,505	)4(e)	20,535,343

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The preceding Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared by Tiger Media based on the historical financial statements of Tiger Media, TBO and Interactive Data to illustrate the effects of the proposed Merger. On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data. On December 14, 2014, Tiger Media and TBO entered into Merger Agreement. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with (i) Tiger Media’s historical consolidated financial statements as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and accompanying notes thereto; (ii) Interactive Data’s historical financial statements as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and accompanying notes thereto; and (iii) TBO’s historical financial statements for the period from September 22, 2014 (inception) through September 30, 2014 and accompanying notes thereto. The effective date of the Merger between Tiger Media and TBO is assumed to be September 30, 2014 for purposes of preparing the Unaudited Pro Forma Condensed Consolidated Balance Sheet and January 1, 2013 for purposes of preparing the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2014 and for the year ended December 31, 2013. The unaudited pro forma financial data included in this proxy statement is based on the historical financial statements of Tiger Media, TBO and Interactive Data, and on publicly available information and certain assumptions that Tiger Media believes are reasonable, which are described the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements included in this Proxy Statement.

2.	Summary of Business Operations and Significant Accounting Policies

The Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared in a manner consistent with the accounting policies adopted by Tiger Media. The accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the Notes to Consolidated Financial Statements included in Tiger Media’s Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 31, 2014. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not assume any differences in accounting policies among Tiger Media, TBO and Interactive Data. Upon consummation of the Merger, Tiger Media will review the accounting policies of TBO and Interactive Data to ensure conformity of such accounting policies to those of Tiger Media and, as a result of that review, Tiger Media may identify differences among the accounting policies of the three companies, that when conformed, could have a material impact on the combined financial statements. At this time, Tiger Media is not aware of any difference that would have a material impact on the Unaudited Pro Forma Condensed Consolidated Financial Statements.

3.	Preliminary Estimated Acquisition Consideration

On December 14, 2014, Tiger Media and TBO entered into a Merger Agreement and pursuant to which Tiger Media will acquire TBO and Interactive Data by issuance of capital shares. Tiger Media is identified as the acquiring company for US GAAP accounting purposes. If the Merger is completed, TBO stockholders will be entitled to receive an aggregate 71,313,870 capital shares (on an as-converted basis, assuming all Earn-Out Shares are earned, prior to the TBO Reverse Stock Split). In addition to these, there are approximately 14,940,000 restricted stock units or warrants to be issued to TBO’s employees or non-employees for their further services. The estimated shares to be issued, prior to the TBO Reverse Stock Split, would be as follows (in ‘000’s)

Shares estimated to be issued
Common stock	37,486
Non-voting preferred stock	33,828

71,314

Among these, there are estimated 4.5 million common stock and 9.0 million preferred shares, that constitute Earn-Out Shares. Based on management’s preliminary estimation, these Earn-Out Shares are assumed to be earned.

The preliminary estimated acquisition consideration, currently based on the closing price of Tiger Media’s common stock on September 30, 2014 of $0.54, may change significantly if the trading price of Tiger Media’s common stock fluctuates materially from the market value as of September 30, 2014. If the share price were to decrease by 10% or increase to $1.09 (the average stock close price during the most recent 30 trading days prior to February 12, 2015), the impact to total consideration and goodwill generated from the transaction would be as follows (in ‘000’s):

	10% decrease in the value of Tiger Media common stock	Based on $0.54 closing price of Tiger Media common stock at September 30, 2014	Based on $1.09 average closing price of Tiger Media common stock during most recent 30 days
Total consideration	$34,659	$38,509	$77,732
Goodwill – excess of purchase price over identifiable assets acquired and liabilities assumed	31,261	35,111	74,334

Tiger Media will record the Merger as a purchase of TBO, including its newly acquired subsidiary, Interactive Data, by Tiger Media, using the acquisition method of accounting in accordance with GAAP. Under the acquisition method of accounting, as of effective time of the merger, the assets acquired, including the identifiable intangible assets, and liabilities assumed from TBO will be recorded at their respective fair values. Any excess of the purchase price for the Merger over the net fair value of TBO identified assets and liabilities assumed will be recorded as goodwill. The preliminary estimated acquisition consideration would be allocated as indicated in the table below.

Tiger Media has not performed a detailed valuation analysis necessary to determine the fair market values of TBO and Interactive Data’s assets to be acquired and liabilities to be assumed. Accordingly, the pro forma financial statements include only a preliminary allocations of the purchase price for certain assets and liabilities based on assumptions and estimates. After the closing of the Merger, Tiger Media will complete its valuations of the fair value of the assets acquired and the liabilities assumed and determine the useful lives of the assets acquired. The adjustments to fair value and the other estimates, including amortization expense, reflected in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements may be materially different from those reflected in Tiger Media’s consolidated financial statements subsequent to the merger.

4.	Preliminary Pro Forma and Acquisition Accounting Adjustments

(a)	As mentioned in note 1 - Basis of Presentation above, on October 2, 2014, prior to the merger agreement between Tiger Media and TBO, TBO acquired 100% of the membership interests of Interactive Data, we then present Tiger Media, TBO and Interactive Data together and prepare related preliminary pro forma adjustments, which are preliminary and subject to change.
(b)	Reflects the consideration paid at closing to TBO’s shareholders in Tiger Media’s common stock and preferred stock convertible into common stock.

(c)	Reflects the elimination of TBO and Interactive Data’s equity capital.

(d)	The following table reflects the initial purchase price allocation of TBO and Interactive Data, which is preliminary and subject to change:

Intangible assets	Purchase price allocation	Estimated useful life
Goodwill	$35,111	Indefinite

Total	$35,111

(e)	Reflects the conversion of shares in the Merger, the Parent Reverse Stock Split and the TBO Reverse Stock Split.

HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth certain selected per share data for Tiger Media on a historical basis as of and for the nine months ended September 30, 2014 and as of and for the year ended December 31, 2013. It also includes unaudited pro forma combined per share data for Tiger Media, which combines the data of Tiger Media, TBO and Interactive Data on a pro forma basis giving effect to the Merger. This data does not give effect to any anticipated synergies, operating efficiencies or costs savings that may be associated with the Merger. This data also does not include any integration costs the companies may incur related to the Merger as part of combining the operations of the companies. This data should be read in conjunction with Tiger Media’s and TBO’s historical consolidated financial statements and accompanying notes in their respective Annual Reports for the year ended December 31, 2013 and Quarterly Reports for the quarter ended September 30, 2014.

	As of and for the nine months ended September 30, 2014	As of and for the year ended December 31, 2013
Tiger Media Historical Per Share Data:
Loss from continuing operations per share, basic and diluted	$(0.08)	$(0.13)
Cash dividends per share	—	—
Book value per diluted share	0.22	0.34
Tiger Media Unaudited Pro Forma Combined Per Share Data:*
Loss from continuing operations per share, basic and diluted	$(0.12)	$(0.17)
Cash dividends per share	—	—
Book value per diluted share	2.16	2.27

*	The Unaudited Pro Forma Combined Per Share Data are calculated based on the number of shares after the Parent Reverse Stock Split and TBO Reverse Stock Split.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Tiger Media

Tiger Media’s ordinary shares are listed on the NYSE MKT under the symbols IDI. The closing price for Tiger Media’s ordinary shares on December 12, 2014, the last trading day before announcement of the entering into of the Merger Agreement of Tiger Media, was $0.66. The closing price for Tiger Media’s ordinary shares on February 12, 2015, the most recent trading day before the date of this proxy statement, was $1.24.

The table below sets forth, for the periods indicated, the high and low bid prices for the securities as reported on the NYSE MKT in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

High and Low Market Prices for each Full Financial Quarter for the Two Most Recent Years and the Subsequent Interim Period

	Common Stock
	High	Low
2013
First Quarter	$1.24	$0.84
Second Quarter	$1.27	$0.91
Third Quarter	$1.89	$0.79
Fourth Quarter	$2.04	$1.16
2014
First Quarter	$1.65	$1.12
Second Quarter	$1.31	$0.65
Third Quarter	$0.98	$0.45
Fourth Quarter	$0.95	$0.45
2015
First Quarter (through February 12, 2015)	$1.42	$0.75

Tiger Media’s ordinary shares trade on the NYSE MKT under the symbol “IDI.” Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock issuable in connection with the Merger. If that application is not approved or if it is determined that following the Merger Tiger Media does not meet the applicable listing standards, the Company Common Stock could be subject to delisting from the NYSE MKT. It is unclear whether Tiger Media would meet the applicable listing standards.

Holders of Tiger Media. As of January 26, 2015, the record date for the special meeting, there were, of record, 73 holders of Tiger Media’s ordinary shares.

Dividends. Tiger Media has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the Merger.

TBO

TBO securities are not publicly traded. TBO has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the Merger.

THE TIGER MEDIA SPECIAL MEETING

Date, Time and Place. Tiger Media will hold the special meeting at 10:00 a.m., Eastern time, on March 17, 2015, at 4400 Biscayne Boulevard, Miami, Florida 33137, to vote on the proposals set forth below.

Purpose. At the special meeting, Tiger Media shareholders will be asked to approve:

1. The Reverse Split Proposal — Shareholders will be asked to approve the Reverse Split of Tiger Media’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-five, such that the number of Tiger Media’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.

2. The Domestication Proposal — Shareholders will be asked to approve the corporate Domestication of Tiger Media that would result in holders of Tiger Media securities holding securities in a Delaware corporation rather than a Cayman Islands exempted company. Upon the Domestication, Tiger Media will cease to be incorporated or existing in the Cayman Islands.

3. The Share Issuance Proposal — Shareholders will be asked to approve the issuance of common stock and preferred stock convertible into common stock as consideration for the Merger and shares of common stock underlying RSUs and a warrant that will be assumed in the Merger.

4. The Adjournment Proposal — Shareholders will be asked to approve the adjournment or postponement of the special meeting, if necessary, for the purpose of soliciting additional proxies.

The Tiger Media board of directors has unanimously determined that the Reverse Split, the Domestication, and the share issuance relating to the Merger are fair to and in the best interests of Tiger Media, approved and declared each of them advisable, adopted resolutions approving the Merger and setting forth the terms thereof, and recommends that Tiger Media shareholders vote “FOR” (a) the Reverse Split Proposal, (b) the Domestication Proposal, (c) the Share Issuance Proposal, and (d) the Adjournment Proposal.

The special meeting has been called only to consider approval of the Reverse Split Proposal, the Domestication Proposal, the Share Issuance Proposal, and the Adjournment Proposal. No other business will be transacted at the special meeting.

Record Date; Who Is Entitled to Vote. The record date for the special meeting is January 26, 2015. Record holders of Tiger Media ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the Record Date, there were 36,455,997 ordinary shares of Tiger Media outstanding. Each ordinary share is entitled to one vote per proposal at the special meeting.

Vote Required. Approval of the Reverse Split Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the special meeting.

Approval of the Domestication Proposal requires the affirmative vote of at least two-thirds of the votes cast on the proposal.

Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on the proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of Tiger Media’s ordinary shares, present in person or by a proxy at the special meeting and entitled to vote thereon.

Abstentions; Broker Non-Votes. Abstaining from voting or not voting on a proposal (including broker non-votes which are described in the next paragraph), either in person or by proxy or voting instruction, will not have an effect on the votes relating to the Reverse Split, Domestication, and Share Issuance Proposals. Similarly,

a broker non-vote will have no effect on the Adjournment Proposal vote. An abstention will have the effect of a vote against the Adjournment Proposal.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in “street name”) but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner and does not have discretionary authority to vote on the proposal. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. The matters currently planned to be considered by the stockholders are not routine matters. As a result, brokers can only vote those Tiger Media ordinary shares for which they have instructions.

Voting Your Shares. Each ordinary share you own entitles you to one vote per proposal. Your proxy card shows the number of shares you own.

There are three ways for holders of record to have their shares represented and voted at the special meeting:

By signing and returning the enclosed proxy card. If you duly sign and return a proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Tiger Media board of directors, which is “FOR” approval of each proposal.

By Internet. If you are a shareholder of record, you may also choose to submit your proxy on the Internet. The website for Internet proxy submission and the unique control number you will be required to provide are on your proxy card. Internet proxy submission is available 24 hours a day, and will be accessible until 7:00 p.m. on March 16, 2015. If you submit your proxy on the Internet, you do not need to return your proxy card. If you are a beneficial owner, please refer to the information provided by your bank, broker, custodian or record holder for information on Internet proxy submission.

You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the “street name” of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy and Changing Your Vote. If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	if you have already sent in a proxy, sending another proxy card with a later date;

•	if you voted by Internet, accessing the website provided on your proxy card and following the instructions;

•	notifying Tiger Media in writing before the special meeting that you have revoked your proxy; or

•	attending the special meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Solicitation Costs. Tiger Media is soliciting proxies on behalf of its board of directors. Tiger Media will bear all costs and expenses associated with printing and mailing this proxy statement. This solicitation is being made by mail, but also may be made in person or by telephone or other electronic means. Tiger Media and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not receive any additional compensation for these solicitation activities.

Tiger Media will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Tiger Media will reimburse them for their reasonable expenses.

Tiger Media may retain a proxy solicitor to assist it in soliciting proxies. If a proxy solicitor is retained, we will provide additional information about the proxy solicitor and fees payable to it. If you have questions about how to vote or direct a vote in respect of your shares, you may call Joshua Weingard, Tiger Media’s Corporate Counsel, at (305) 575-4602.

Stock Ownership. Information concerning the holdings of certain Tiger Media shareholders is set forth under “Beneficial Ownership of Securities.”

THE REVERSE SPLIT PROPOSAL

General

Before completing the Domestication and the Merger, Tiger Media will effect a one-for-five reverse stock split (the “Reverse Split”).

Tiger Media’s ordinary shares trade on the NYSE MKT under the symbol “IDI.” Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock issuable in connection with the Merger. The Tiger Media board of directors is effecting the Reverse Split to increase the stock price of the Company Common Stock to a level sufficiently above the $2.00 minimum bid price required for listing on the NYSE MKT.

On February 13, 2015, the Tiger Media board of directors unanimously approved a share consolidation or reverse split of the Company’s ordinary shares at a ratio of one-for-five, subject to shareholder approval, such that the number of the Tiger Media’s authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio.

Effects of the Reverse Split

One principal effect of the Reverse Split would be to decrease the number of outstanding shares of each of our ordinary shares. Except for de minimus adjustments that may result from the treatment of fractional shares as described below, the Reverse Split alone will not have any dilutive effect on Tiger Media shareholders since each shareholder would hold the same percentage of ordinary shares outstanding immediately after the Reverse Split as such shareholder held immediately before the Reverse Split. The relative voting and other rights that accompany the ordinary shares will not be affected by the Reverse Split.

In addition, the proportion of ordinary shares owned by shareholders relative to the number of shares authorized for issuance will remain the same because the authorized number of our ordinary shares will be decreased in proportion to the Reverse Split. As a result, the number of ordinary shares authorized will decrease from 1,000,000,000 ordinary shares to 200,000,000 ordinary shares. The number of preferred shares will not be affected by the Reverse Split and will remain 10,000,000.

Reasons for the Reverse Split

The Tiger Media board of director’s primary objective in proposing the Reverse Split is to raise the per share trading price of the Company Common Stock following the Merger to a level sufficiently above the $2 minimum bid price requirement that is required to maintain its listing on the NYSE MKT. Shortly after receiving shareholder approval, the Tiger Media board of directors will file the notice of special resolution with the Registrar of Companies of the Cayman Islands. The Tiger Media board of directors concluded that the liquidity and marketability of the Company Common Stock following the Merger may be adversely affected if it does not maintain its listing on the NYSE MKT as investors may find it more difficult to acquire, dispose of, or obtain accurate quotations as to the market value of such shares. The Tiger Media board of directors believes that current and prospective investors may view an investment in our shares more favorably if the Company Common Stock following the Merger continues to be listed on the NYSE MKT.

Effect of the Reverse Split on Options and Restricted Stock Units

If the Reverse Split is effected the number of shares subject to all outstanding equity awards, the exercise price per share for all outstanding equity awards, and the number of shares available under the Tiger Media, Inc. Amended and Restated 2008 Share Incentive Plan will be proportionately adjusted using the one-for-five reverse stock split ratio. The exercise price per share under each outstanding stock option would be increased by five times and the number of shares subject to each outstanding stock option would be decreased by five times, such that upon an exercise, the aggregate exercise price payable by the optionee would remain the same.

Fractional Shares

The Tiger Media board of directors does not intend to issue fractional shares in connection with the Reverse Split. Therefore, we do not expect to issue certificates representing fractional shares. In lieu of any fractional shares, we will issue to shareholders who would otherwise hold a fractional share because the number of shares of ordinary shares they hold before the Reverse Split is not evenly divisible by the Reverse Split ratio that number of Ordinary Shares as rounded up to the nearest whole share. For example, if a shareholder holds 150.75 Ordinary Shares following the Reverse Split, that shareholder will receive certificate representing 151 ordinary shares. No shareholders will receive cash in lieu of fractional shares.

As of the Record Date, we had 73 holders of record of our ordinary shares (although we have significantly more beneficial holders). We do not expect the Reverse Split and the rounding up of fractional shares to whole shares to result in a significant reduction in the number of record holders. We presently do not intend to seek any change in our status as a reporting company for federal securities law purposes, either before or after the Reverse Split.

Authorized Shares

Provided the Reverse Split Proposal is approved, the number of ordinary shares authorized will decrease from 1,000,000,000 ordinary shares to 200,000,000 ordinary shares. The number of preferred shares will not be affected by the Reverse Split and will remain 10,000,000. As a result, the proportion of shares owned by our shareholders relative to the number of shares authorized for issuance will remain unchanged. The authorized but unissued ordinary shares will be available for issuance at such times and for such purposes as the Tiger Media board of directors may deem advisable without further action by its shareholders, except as required by applicable laws and regulations. Authorized but unissued ordinary shares may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, effecting stock dividends, establishing strategic relationships with other companies and expanding our business through the acquisition of other businesses, including in the Merger or products. The Tiger Media board of directors believes that the number of ordinary shares available for issuance following the Reverse Split will be sufficient to support its projected need for additional equity capital.

Accounting Consequences

The Reverse Split will not have an effect on the stated capital attributable to ordinary shares on our balance sheet because the par value of each of the ordinary shares will be increased by the same ratio as the ratio contemplated by the Reverse Split. Reported net income or loss per common share and book value per common share will be higher because there will be fewer ordinary shares, respectively.

United States Federal Income Tax Consequences

Tax Consequences of the Reverse Split to U.S. Holders

The Reverse Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss should be recognized by a U.S. Holder upon the Reverse Split. Accordingly, the aggregate tax basis in the Tiger Media shares held by a U.S. Holder immediately after the Reverse Split should equal the aggregate tax basis in the Tiger Media shares of said U.S. Holder immediately prior to the Reverse Split, and the holding period of the Tiger Media shares held by a U.S. Holder after the Reverse Split should include the holding period of the Tiger Media shares of said U.S. Holder prior to the Reverse Split.

Recommendation of Tiger Media’s Board of Directors

The Tiger Media board of directors has unanimously recommended a vote for the approval of the Reverse Split Proposal. The affirmative vote of a majority of the votes cast on the Reverse Split Proposal is required for approval of the Reverse Split Proposal. The Merger will not be consummated if the Reverse Split Proposal is not approved.

The Tiger Media board of directors unanimously recommends a vote “FOR” the approval of the Reverse Split Proposal.

THE DOMESTICATION PROPOSAL

Immediately before and as a condition to closing of the Merger, Tiger Media will redomesticate as a corporation formed under the laws of Delaware and cease to be exempted company incorporated under the laws of the Cayman Islands.

Your percentage ownership of Tiger Media will not be affected by the Domestication. As part of the Merger, however, a substantial number of shares of Company Common Stock and preferred stock convertible into common stock will be issued as consideration for the acquisition of TBO.

It will not be necessary to replace current Tiger Media stock certificates after the Domestication. DO NOT DESTROY YOUR CURRENT STOCK CERTIFICATES. Issued and outstanding Tiger Media certificates will represent rights in the redomesticated Tiger Media. Stockholders may, at their option, submit their stock certificates to Tiger Media’s transfer agent, Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004, (telephone: 212-509-4000), for new share certificates, subject to normal requirements as to proper endorsement, signature guarantee, if required, and payment of applicable taxes.

Differences of Stockholder Rights

Upon completion of the Domestication, your rights as a Tiger Media stockholder will be governed by Delaware law and Tiger Media - Delaware’s (as defined below) Certificate of Incorporation and Bylaws, forms of which are attached as Annexes B and C to this proxy statement, rather than the Memorandum and Articles of Association under Cayman Islands law.

The principal attributes of the redomesticated Tiger Media (“Tiger Media – Delaware”) common stock and Tiger Media, as a Cayman Islands exempted company (“Tiger Media – Cayman”) ordinary shares will be similar. However, there are differences between your rights under Delaware law and Cayman Islands law, which is modeled on the laws of England and Wales. In addition, there are differences between Tiger Media – Delaware’s Certificate of Incorporation and Bylaws and Tiger Media - Cayman’s Memorandum and Articles of Association. The following discussion is a summary of material changes in your rights resulting from the Domestication, but does not cover all of the differences between Cayman Islands law and Delaware law affecting corporations and their shareholders or all the differences between Tiger Media - Delaware’s Certificate of Incorporation and Bylaws and Tiger Media - Cayman’s Memorandum and Articles of Association. Tiger Media – Cayman believes this summary is accurate. You are encouraged to read the complete text of the relevant provisions of the Companies Law of the Cayman Islands, the Delaware General Corporation Law (“DGCL”), Tiger Media - Delaware’s Certificate of Incorporation and Bylaws and Tiger Media - Cayman’s Memorandum and Articles of Association.

Shareholder Approval of Future Business Combinations

Tiger Media - Delaware

Under the DGCL, a merger or consolidation involving the corporation, a sale, lease, exchange or other disposition of all or substantially all of the property and assets of the corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares outstanding and entitled to vote on the matter, unless the corporation’s articles of incorporation provides a higher consent requirement.

Certain mergers may be consummated without a stockholder vote. Unless the Certificate of Incorporation of the surviving corporation provides otherwise, Delaware law does not require a stockholder vote of the surviving corporation in a merger if: (i) the merger agreement does not amend the existing Certificate of Incorporation, (ii) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger, and (iii) either (x) no shares of common stock of the surviving corporation (and no shares, securities or obligations convertible into such stock) are to be issued in the merger or (y) the shares of common stock of the surviving corporation to be issued or delivered in the merger (upon conversion of any other shares, securities or obligations to be issued or delivered in the merger) do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction. In addition, mergers in which an acquiring corporation owns 90% or more of the outstanding shares of each class of stock of a corporation may be completed without the vote of the acquired corporation’s stockholders so long as certain notices are provided to the other shareholders.

The Certificate of Incorporation of Tiger Media - Delaware will not require Tiger Media - Delaware to submit any “business combination” to the holders of capital stock for approval except to the extent required by law or the Rules of the NYSE MKT. The term “business combination” means the acquisition by Tiger Media - Delaware, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business.

Tiger Media - Cayman

Currently under the Companies Law (as amended) in the Cayman Islands, the merger and consolidation of companies does not require court approval. In addition, the Companies Law also provides for a procedure known as a “scheme of arrangement” and such arrangement may be proposed for the purpose of or in connection with a scheme for the amalgamation of any two or more companies. A scheme of arrangement requires the sanction of the Cayman Islands court and approval by holders of affected shares representing seventy-five percent (75%) in value of the shareholders (or class of shareholders) present and voting in person or by proxy at the meeting held to consider the arrangement. If a scheme of arrangement receives all of the necessary consents, all affected shareholders could be compelled to sell their shares under the terms of the scheme of arrangement sanctioned by the Cayman Islands court.

In addition, Cayman companies may be acquired by other corporations by the direct acquisition of the share capital of the Cayman company. The Companies Law provides that, when an offer is made for shares or any class of shares of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those shares approve, the offeror may, at any time within two months after expiration of that four-month period, give notice to the remaining shareholders that it desires to acquire such shares. Unless a Cayman Islands court orders otherwise following application by a shareholder within one month from the date of such notice, the offeror shall be entitled and bound to acquire those shares. A Cayman Islands exempted company could acquire a Delaware or other U.S. company through the use of a subsidiary.

Special Vote Required for Combinations with Interested Shareholders

Tiger Media - Delaware

Section 203 of the DGCL provides a corporation subject to that statute may not engage in a business combination with an interested shareholder for a period of three years after the time that such person became an interested shareholder.

The prohibition on business combinations with interested shareholders does not apply in some cases, including if:

•	the board of directors of the corporation, prior to the time that such person became an interested shareholder, approved either the business combination or the transaction in which the shareholder becomes an interested shareholder;

•	on consummation of the transaction which made the person an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares owned by directors or officers or pursuant to employee stock plans); or

•	at or after the time the business combination is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder approved and authorized at an annual or special meeting of stockholders, and not by written consent, the business combination.

The DGCL generally defines an interested shareholder includes any person who (a) owns 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, and the affiliates and associates of such person.

The restrictions on business combinations contained in Section 203 will not apply if, among other reasons, the corporation elects in its original certificate of incorporation not to be governed by Section 203 of the DGCL or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203. Tiger Media – Delaware’s Certificate of Incorporation specifies that the Corporation is not subject to Section 203 of the DGCL.

Tiger Media - Cayman

There is no provision in the Companies Law equivalent to Section 203 of the DGCL.

Appraisal Rights and Compulsory Acquisition

Tiger Media - Delaware

Under the DGCL, a shareholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things:

•	the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 shareholders; or

•	the corporation will be the surviving corporation of the merger, and no vote of its shareholders is required to approve the merger under Section 251(f) of the DGCL.

Notwithstanding the above, a shareholder is entitled to appraisal rights in the case of a merger or consolidation effected under certain provisions of the DGCL if the shareholder is required to accept in exchange for the shareholder’s shares anything other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•	shares of stock of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders;

•	cash in lieu of fractional shares; or

•	a combination of shares and cash in lieu of fractional shares as described immediately above.

Tiger Media - Cayman

Under the Companies Law, a shareholder of a company does not have appraisal rights in connection with a merger or consolidation where the company’s shares are listed on a recognized stock exchange or recognized interdealer quotation system, unless the shareholders are required by the terms of the plan of merger or consolidation to accept for such shares anything except:

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

In connection with the compulsory transfer of shares to a 90% shareholder of a Cayman Islands company as described under “Shareholder Approval of Future Business Combinations,” a minority shareholder may apply to the court within one month of receiving notice of the compulsory transfer objecting to that transfer. In these circumstances, the burden is on the minority shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The court is unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Shareholder Consent to Action Without a Meeting

Tiger Media - Delaware

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that is required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the shareholders at which all shares entitled to vote thereon were present and voted, and the written consent is duly delivered to the corporation. Tiger Media - Delaware’s Certificate of Incorporation specifically restricts its shareholders from taking action by written consent.

Tiger Media - Cayman

Article 62 of Tiger Media - Cayman’s Articles of Association provides that the shareholders of the company may pass resolutions without holding a meeting if such resolutions of the shareholders are passed by a unanimous written resolution signed by all of the shareholders entitled to vote.

Special Meetings of Shareholders

Tiger Media - Delaware

Under the DGCL, a special meeting of shareholders may be called by the board of directors or by persons authorized in the certificate of incorporation or the bylaws. Tiger Media - Delaware’s Certificate of Incorporation and Bylaws provide that a special meeting of shareholders may be called only by a majority of the board of directors of Tiger Media - Delaware, the chairman of the board of directors, or the president of Tiger Media - Delaware.

Tiger Media - Cayman

Under Tiger Media - Cayman’s memorandum and articles, an extraordinary general meeting of Tiger Media - Cayman may be called only by the directors or by shareholders holding not less than one-third of the issued shares of Tiger Media - Cayman (but only if the directors fail to convene such a meeting if requisitioned by such shareholders in accordance with the memorandum and articles of association).

Distributions and Dividends; Repurchases and Redemptions

Tiger Media - Delaware

Under the DGCL, the board of directors of a corporation may declare and pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the capital of the corporation is less than the aggregate amount of the capital represented by issued and outstanding shares having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the “net assets” over the amount determined by the board of directors to be capital. “Net assets” means the amount by which the total assets of the corporation exceed the total liabilities. Tiger Media – Delaware’s Certificate of Incorporation provides that subject to the rights of holders of any outstanding series of Preferred Stock, the Board of Directors of Tiger Media – Delaware may declare and pay dividends on the Common Stock at such times and in such amounts as it determines in its discretion.

A Delaware corporation may purchase or redeem shares of any class of its own stock except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital its own shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced. All such redemptions must comply with Section 151(b) of the DGCL, including, among other things, that immediately following a redemption, the corporation must have outstanding one or more shares of one or more classes or series of stock which have full voting powers.

Tiger Media - Cayman

Under the Companies Law, the board of directors of Tiger Media - Cayman may pay dividends to the ordinary shareholders out of Tiger Media - Cayman’s:

•	profits; or

•	“share premium account,” which represents the excess of the price paid to Tiger Media - Cayman on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital; or

•	distributable reserves.

However, no dividends may be paid if, after payment, Tiger Media - Cayman would not be able to pay its debts as they come due in the ordinary course of business.

Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the company’s articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

Vacancies on Board of Directors

Tiger Media - Delaware

Under the DGCL, a vacancy or a newly created directorship resulting from any increase in the authorized number of directors having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director unless otherwise provided in the Certificate of Incorporation or bylaws. Tiger Media - Delaware Certificate of Incorporation provides that, a vacancy or a newly created directorship may be filled only by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. The Bylaws further provide that any vacancy caused by removal of a director by the shareholders may be filled by the election of any qualified individual at the same meeting.

Tiger Media - Cayman

Tiger Media - Cayman’s articles provided that a vacancy or a newly created directorship may be filled by a majority vote of the shareholders entitled to vote at a general meeting, or by a majority vote of the remaining directors.

Removal of Directors; Staggered Term of Directors

Tiger Media - Delaware

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors except in the case of a corporation with a classified board or with cumulative voting which may require cause to effect a removal of a director.

Tiger Media – Delaware’s Bylaws provides that directors of Tiger Media - Delaware may be removed with or without cause by the holders of a majority of the shares entitled to vote on the election of directors. Neither the Certificate of Incorporation or Bylaws provide for a classified Board of Directors.

Tiger Media - Cayman

Tiger Media - Cayman’s articles do not provide for a classified board. Further, Tiger Media - Cayman’s articles provide that directors may be removed at any time by a special resolution of at least two-thirds of the outstanding shareholders.

Inspection of Books and Records

Tiger Media - Delaware

Under the DGCL, any shareholder may, upon written demand under oath and stating the purpose of the demand, inspect the corporation’s books and records for a proper purpose. A proper purpose is a purpose reasonably related to such person’s interest as a stockholder.

Tiger Media - Cayman

Shareholders of a Cayman Islands exempted company have no statutory rights to inspect or obtain copies of the list of shareholders or corporate records of a company (i) other than the register of mortgages and charges (ii) where articles of association of a company have not been registered a shareholder is entitled to receive a copy of any special resolution of the company upon requesting the same and payment of ten Cayman Islands cents or such less sum as the company may direct (iii) the Grand Court of the Cayman Islands may appoint one or more inspectors to examine into the affairs of a company having a capital divided into shares upon application of shareholders of such company holding not less than one fifth of the shares for the time being issued and (iv) the shareholders of a company may by special resolution appoint inspectors for the purpose of examining into the affairs of such company. If the board of directors of Tiger Media – Cayman otherwise permits shareholders to inspect books or records then the board may establish procedures or conditions regarding these inspection rights including for the following purposes:

•	protecting the interests of Tiger Media - Cayman;

•	protecting the confidentiality of the information contained in those books and records; or

•	protecting any other interest of Tiger Media - Cayman that the board of directors deems proper.

Amendment of Governing Documents

Tiger Media - Delaware

Under the DGCL, a certificate of incorporation may be amended after a corporation has received payment for any of its capital stock if:

•	the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at the next annual meeting of shareholders or calls a special meeting of shareholders entitled to vote in respect thereof; and

•	the holders of at least a majority of shares of stock entitled to vote on the matter, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class on an amendment, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely. The DGCL further provides that if the certificate of incorporation so provides the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote. Tiger Media – Delaware’s Certificate of Incorporation provides that the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote generally in the election of directors. However, the Certificate of Incorporation prohibits the holders of Common Stock from voting on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the affected holders are entitled to vote on such matter pursuant to the Certificate of Incorporation or Certificate of Designation. Under the DGCL, the board of directors may amend bylaws if so authorized by the Certificate of Incorporation. The shareholders of a Delaware corporation (who are entitled to vote) also have the power to amend bylaws. Tiger Media - Delaware’s Certificate of Incorporation authorizes the board of directors (by the vote of a majority of the total number of authorized directors) to make, alter, and repeal its bylaws but does not limit the statutory power of the shareholders of Tiger Media - Delaware to adopt, amend or repeal its bylaws by the affirmative vote of the holders of a majority of the outstanding voting stock of Tiger Media - Delaware entitled to vote.

Tiger Media - Cayman

Tiger Media - Cayman’s memorandum and articles may only be amended by a special resolution approved by at least two-thirds of the outstanding shareholders present and voting in person or by proxy at a general meeting or a special resolution in writing signed by all shareholders entitled to vote at a general meeting. Tiger Media - Cayman’s board of directors may not effect amendments to Tiger Media - Cayman’s articles on its own.

Indemnification of Directors and Officers

Tiger Media - Delaware

Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, completed or pending action, other than an action brought by or on behalf of the corporation, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and with respect to a criminal action had no reasonable cause to believe the person’s conduct was unlawful. That determination must be made, in the case of an individual who is a director or officer at the time of the determination:

•	by a majority of the disinterested directors, even though less than a quorum;

•	by a committee of disinterested directors, designated by a majority vote of disinterested directors, even though less than a quorum;

•	by independent legal counsel, if there are no disinterested directors or if the disinterested directors so direct; or

•	by a majority vote of the shareholders.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers. With respect to officers and directors, the advancement of expenses is contingent upon those individuals undertaking to repay any advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Tiger Media – Delaware’s certificate makes indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Tiger Media – Delaware to the fullest extent permitted by law. Tiger Media – Delaware will only indemnify a director or officer in connection with a proceeding initiated by such person if the proceeding was authorized in the specific case by Tiger Media – Delaware’s Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Tiger Media - Cayman

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for the indemnification of its directors, officers, employees and agents but any such provision may be held by the Cayman Islands courts to be unenforceable to the extent it is contrary to public policy. We would expect a provision purporting to provide indemnification against the consequences of committing a crime, fraud, willful neglect or willful default to be held to be contrary to public policy.

Article 149 of Tiger Media - Cayman’s articles of association make indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Tiger Media - Cayman to the fullest extent allowed by law.

Limited Liability of Directors

Tiger Media - Delaware

The DGCL permits a corporation to adopt a provision in its certificate of incorporation limiting or eliminating the personal liability of a director to a corporation or its shareholders for monetary damages by reason of a director’s breach of fiduciary duty. Delaware law does not permit any limitation of the liability of a director for:

•	breaching the duty of loyalty to the corporation or its shareholders;

•	failing to act in good faith;

•	engaging in intentional misconduct or a knowing violation of law;

•	obtaining an improper personal benefit from the corporation; or

•	paying a dividend or effecting a stock repurchase or redemption that was illegal under applicable law.

Tiger Media – Delaware’s Certificate of Incorporation eliminates the personal liability of a director for money damages to the fullest extent permitted by Delaware law.

Tiger Media - Cayman

The Companies Law has no equivalent provision to Delaware law regarding the limitation of director’s liability; however we would expect a Cayman Island court to find a provision for the limitation of a director’s liability for his or her own fraud, willful neglect or willful default to be unenforceable as being contrary to public policy. Tiger Media - Cayman’s articles closely follow current provisions of Delaware law and provide that the directors shall have no personal liability to Tiger Media - Cayman or its shareholders for monetary damages for breach of fiduciary duty as a director, except in the same circumstances as described for Delaware corporations.

Shareholders’ Suits

Tiger Media - Delaware

Under Delaware law a shareholder may initiate a derivative action to enforce a right of the corporation if the corporation fails to enforce the right itself.

Delaware law requires that the shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or that the stock was transferred to him by operation of law from a person who was such a shareholder. Tiger Media - Delaware’s Bylaws require that the sole and exclusive forum for any derivative action be the state or federal courts located within the State of Delaware. Furthermore, any current or former stockholder who initiates, asserts, joins or offers substantial assistance to a claim against Tiger Media – Delaware or its directors, officers or employees and does not obtain a judgment on the merits that substantially achieves the remedy sought, shall be obligated to reimburse the corporation and all such directors, officers, and employees for all fees, costs, and expenses in connection with such claims.

Tiger Media - Cayman

The Cayman Islands courts have recognized derivative suits by shareholders; however, the consideration of those suits has been limited. In this regard, the Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the company only:

•	where the act complained of is alleged to be beyond the corporate power of the company or illegal;

•	where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the company;

•	where the act requires approval by a greater percentage of the company’s shareholders than actually approved it; or

•	where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the company’s memorandum of association.

Advance Notification Requirements for Proposals of Shareholders

Tiger Media - Delaware

Tiger Media – Delaware’s Bylaws require shareholders wishing to nominate directors or propose business for an annual shareholders’ meeting to give advance written notice to the company. To be timely, a stockholders notice must be received not less than 90 calendar days in advance of the date on which the previous year’s annual meeting was held. In the event that the annual meeting is more than 30 days before or more than 70 days after such anniversary date notice must be delivered not later than 90 calendar days in advance of the annual meeting date in the current fiscal year and no more than 120 calendar days prior to such date or the 10th day following the day on which Tiger Media – Delaware’s notice of meeting and proxy statement were released to stockholders in connection with the annual meeting. The notice must also include specified information with respect to the stockholder proposing the business or making the nomination as well as specified information regarding the business proposal or the proposed nominee.

Tiger Media - Cayman

Tiger Media – Cayman’s articles provide that the nature of any special resolution (requiring a vote by a majority of at least two-thirds of shareholders present and voting in person or by proxy at the general meeting) to be proposed at any general meeting of shareholders be set out in the notice convening the general meeting.

The articles of association of Tiger Media – Cayman provide that at least five calendar days’ notice must be given for any general meeting. The notice must specify the place, the day and the hour of the meeting and the general nature of the business, provided that a general meeting of Tiger Media – Cayman shall, whether or not the notice has been given and whether or not the provisions of the articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

•	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

•	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less sixty-six and two-thirds (66 2/3%) in nominal value of the shares in issue (on an as-is-converted basis).

The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

The shareholders of Tiger Media – Cayman would therefore be able to nominate directors and propose business for a meeting without any period of advance notice:

•	at an annual general meeting of the company if all the shareholders of the company (or their proxies) entitled to attend and vote were present at the meeting and agreed to the nomination and/or the business proposal; and

•	at an extraordinary general meeting of the company if sixty-six and two-thirds (66 2/3%) in nominal value of the shares in issue (on an as-is-converted basis) were present at the meeting and agreed to the nomination and/or the business proposal.

Tiger Media – Cayman does not have the ability to exclude any matters from the notice convening the meeting under Cayman Islands law.

Cumulative Voting

Tiger Media - Delaware

Under Delaware law, a corporation’s certificate of incorporation may provide that at all elections of directors, or at elections held under specified circumstances, each shareholder is entitled to cumulate the shareholder’s votes. Tiger Media – Delaware’s Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Tiger Media - Cayman

Tiger Media – Cayman’s articles provide that each shareholder is entitled to one vote for each share.

Defenses Against Hostile Takeovers

Tiger Media - Delaware

Section 203 of the DGCL provides a corporation subject to that statute may not engage in a business combination with an interested shareholder for a period of three years after the time that such person became an interested shareholder, however Tiger Media – Delaware has specifically opted out and is not subject to Section 203.

Tiger Media - Cayman

Tiger Media - Cayman’s articles provide that directors can be removed from office by a special resolution, which is a resolution that has been passed by a majority of not less than two-thirds of the shareholders, being entitled to do so, voting in person or by proxy at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Vacancies on the board of directors may be filled by a majority of the remaining directors. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

The articles provide that the board of directors will consist of at least three and no more than ten directors, the exact number to be set from time to time by a majority of the board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

The Tiger Media - Cayman board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to, from time to time, issue any other classes or series of shares with the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or terms or conditions of redemption as they consider fit. The Tiger Media - Cayman board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then-market price of the shares. No preference shares have been issued as of the date of this proxy statement.

Rights of Minority Stockholders

Tiger Media - Delaware

There is no provision in the DGCL equivalent to this in the Companies Law under Cayman Law.

Tiger Media - Cayman

Under Cayman law, an acquiring party is generally able to acquire compulsorily the ordinary shares of minority holders in one of three ways:

•	By a procedure under the Companies Law known as a “scheme of arrangement.” A scheme of arrangement is made by obtaining the consent of the Cayman Islands exempted company, the consent of the court and approval of the arrangement by holders of affected shares (1) representing a majority in number of the shareholders present at the meeting (or meetings) held to consider the arrangement and (2) holding at least 75% of all the issued shares of each class of affected shareholders other than those held by the acquiring party, if any. If a scheme of arrangement receives all necessary consents, all holders of affected shares of a company would be compelled to sell their shares under the terms of the scheme of arrangement.

•	By acquiring, pursuant to a tender offer, 90% of the shares not already owned by the acquiring party. If an acquiring party has, within four months after the making of an offer for all the shares not owned by the acquiring party, obtained the approval of not less than 90% of all the shares to which the offer relates, the acquiring party may, at any time within two months after the end of that four-month period, require any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the non-tendering shareholder, the non-tendering shareholder is able to convince the court to order otherwise.

•	By structuring the acquisition as a merger whereby dissenting shareholders are entitled to appraisal rights where they follow a prescribed procedure and the merger has been passed by at least a special resolution, which is a resolution that has been passed by a majority of not less than two-thirds of the shareholders, being entitled to do so, voting in person or by proxy at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given of each constituent companies to the merger.

Transfer of Securities Upon Death of Holder

Tiger Media - Delaware

Under Delaware law, a restriction on the transfer of securities may be imposed by the certificate of incorporation or bylaws of the company or by an agreement among the security holders. Under Tiger Media - Delaware’s Bylaws do not impose restrictions on transfer and transfers of stock are permitted if properly transferred on the books of the corporation and with payment of any taxes due in connection with the transfer.

Tiger Media - Cayman

Under Tiger Media - Cayman’s articles, the legal representative of a deceased sole holder of a share shall be the only person recognized by the company as having title to the share. In the case of a share registered in the name of two or more holders, the survivor or the survivors, or the legal personal representative of the deceased holder, shall be the only person(s) recognized by the company as having any title to the share.

Appraisal or Dissenters Rights

No appraisal or dissenters rights are available under Cayman Islands law for Tiger Media’s shareholders in connection with the Domestication Proposal.

Recommendation of Tiger Media’s Board of Directors

The Tiger Media board of directors has unanimously recommended a vote for the approval of the Domestication Proposal. The affirmative vote of at least two-thirds of the votes cast on the Domestication Proposal is required for approval of the Domestication Proposal. The Merger will not be consummated if the Domestication Proposal is not approved.

The Tiger Media board of directors unanimously recommends a vote “FOR” the approval of the Domestication Proposal.

THE SHARE ISSUANCE PROPOSAL

General Description of the Merger

After completing the Reverse Split and Domestication, Tiger Media will complete the Merger with TBO. The terms of the Merger Agreement, including the amendments thereto, provide for the following transactions:

Recapitalization of TBO.

Before completion of the Merger, TBO will effect a recapitalization of its equity structure to facilitate the transactions contemplated by the Merger (the “Recapitalization”).

Before the Recapitalization, the issued and outstanding shares of TBO consists of:

(1) 28,832,223 shares of common stock, no par value per share; and

(2) 60,000 shares of TBO Series A Preferred Stock.

In the Recapitalization:

(1) 5,098,000 shares of TBO Common Stock will be converted into 1,019,600 shares of TBO Series B Preferred Stock;

(2) 3,200,000 shares of TBO Common Stock held by Frost Gamma will be converted into 640,000 shares of TBO Series C Preferred Stock;

(3) 20,534,223 shares of TBO Common Stock will be converted into 4,106,846 share of TBO Common Stock;

(4) 20,000 shares of TBO Series A Preferred Stock will be converted into 4,000 shares of TBO Series D Preferred Stock; and

(5) 40,000 shares of TBO Series A Preferred Stock will be converted into 8,000 shares of TBO Series A Preferred Stock.

Issuance of Tiger Media Shares in the Merger.

At the Effective Time of the Merger:

(1) 4,016,846 shares of TBO Common Stock will convert into 4,016,846 shares of Company Common Stock;

(2) 8,000 shares of TBO Series A Preferred Stock will convert into 4,200,511 shares of Company Series A Preferred Stock at closing and 1,800,220 shares of Company Series A Preferred Stock subject to an earn out;

(3) 1,019,600 shares of TBO Series B Preferred Stock will convert into 764,791 shares of Company Series A Preferred Stock;

(4) 640,000 shares of TBO Series C Preferred Stock held by Frost Gamma will convert into 480,057 shares of Company Common Stock; and

(5) 4,000 shares of TBO Series D Preferred Stock held by Frost Gamma will convert into 2,100,252 shares of Company Common Stock at closing and 900,108 shares of Company Common Stock subject to an earn out.

Assuming all earn out shares are issued, Tiger Media will issue (1) 7,497,263 shares of Company Common Stock, of which Frost Gamma will receive 3,560,417 shares, and (2) 6,765,522 Company Series A Preferred Stock.

Assumption of Derivative Securities in the Merger.

Marlin Capital LLC holds RSUs representing the right to receive 2,000,000 shares of TBO Common Stock. Tiger Media will assume these RSUs upon closing and the RSUs will represent the right to receive 2,000,000 shares of Company Common Stock. The RSUs will vest annually beginning October 13, 2015 only if certain performance goals of Tiger Media are met. The shares underlying such RSUs will not be delivered until October 13, 2018, unless there is a change of control of Tiger Media following the closing of the Merger.

In addition, 960,000 RSUs held by TBO employees will be assumed by Tiger Media and will represent the right to receive 960,000 shares of Company Common Stock, subject to vesting and delivery.

In addition, 28,000 outstanding TBO warrants will be assumed upon closing and will be exercisable for 28,000 shares of Company Common Stock.

Assuming all Earn-out Shares are earned, all RSUs are vested and the underlying shares of common stock are delivered, and the warrant is exercised, up to an aggregate of 17,250,785 shares of Company Common Stock (on an as-converted basis) will be issued in connection with the Merger, which will represent approximately 70.3% of the Company Common Stock (on an as converted basis).

Tiger Media is subject to the NYSE MKT Rules. Under Rule 712(a), Tiger Media must seek shareholder approval as a prerequisite to listing additional shares to be issued as consideration for an acquisition of another company when (1) any director, officer or 5% or greater shareholder of Tiger Media has a 5% or greater interest, directly or indirectly, in the company to be acquired or in the consideration to be paid in the acquisition and (2) the potential issuance of our common stock in connection with the acquisition would result in an increase in our outstanding common stock of 5% or more. Furthermore, Rule 712(b) requires shareholder approval with respect to issuances of common stock when the present or potential issuance of common stock would exceed 20% of the number of the total shares outstanding on a pre-transaction basis.

Under the terms of this transaction, up to an aggregate of 17,250,785 shares of Company Common Stock, including up to 9,753,522 shares of common stock underlying shares of preferred stock or other securities assumed in the Merger (including Earn-Out Shares), may be issued, representing up to 216.0% of the Tiger Media’s outstanding shares of common stock on a pre-transaction basis (on a fully diluted basis). Accordingly, Tiger Media is seeking shareholder approval of the issuance of these securities in connection with the Merger.

Background of the Merger

The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Tiger Media and TBO. The following is a brief discussion of the background of these negotiations, the Merger Agreement and related transactions.

Prior to organizing TBO, the key founders and investors of TBO had organized another corporation to serve as an acquisition vehicle for Interactive Data and for future acquisitions. Ultimately they elected to form TBO instead, and it was incorporated on September 22, 2014 in order to serve as a vehicle for the acquisition of operating businesses across various industries through merger, capital stock exchange, asset or stock acquisition or other similar business combinations. TBO identified Interactive Data as a prospective target business. Interactive Data is a data solutions provider, historically delivering data products and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery for over a decade. Interactive Data has served a niche segment of the risk management industry, consisting of collection agencies, collection law firms, and debt buyers. On October 2, 2014, TBO acquired Interactive Data through a Securities Purchase Agreement between John O. Schaeffer and WHP Solutions, LLC.

Tiger Media has been actively identifying prospective target businesses in the digital media sector to expand its own operations. Tiger Media identified that TBO’s recently expanded management team has been executing on an aggressive growth plan in a multi-billion dollar market of risk management and marketing data solutions, driving enhancements and broadening of current offerings as well as expansion into new markets and services. The Merger would provide an integrated company with a strong foothold in the data fusion industry with a management team that has helped mold the entire sector.

Highlighted below is a detailed chronology of the events leading up and subsequent to the execution of the Merger Agreement.

During the spring of 2014, the Tiger Media board of directors met to discuss the current status of business in Shanghai and possible acquisitions, perhaps outside of China.

Messrs. Fried, Tan and Rubin and Dr. Frost reviewed and met with a variety of strategic partners during the spring and through the end of the summer of 2014.

On July 23, 2014, Steven Rubin, a director of Tiger Media, and Phillip Frost, M.D., the largest beneficial holder of Tiger Media shares, met with TBO and Interactive Data principals in Miami, Florida. Mr. Frost is also a founder and significant stockholder of TBO.

During the week of July 21 – 25, 2014 and the following week, TBO’s other key founder, Mike Brauser, provided business and financial information related to Interactive Data to Tiger Media.

From July 23, 2014 and onwards, there was a series of correspondence between Mr. Rubin, and Derek Dubner, Chief Executive Officer of TBO, and Mr. Brauser seeking additional information related to Interactive Data and TBO.

On August 1, 2014, Mr. Rubin sent information regarding Interactive Data and TBO to Robert Fried (Chairman of Tiger Media Board).

Also, on August 1, 2014, Mr. Rubin sent Peter Tan, Tiger Media’s chief executive officer, Joshua Weingard, Tiger Media’s corporate counsel, Rao Uppaluri, a consultant to Tiger Media, and Mr. Fried, a business proposal for Tiger Media to acquire TBO and Interactive Data. Under the terms of the proposal:

•	Tiger Media would acquire TBO and Interactive Data for an aggregate of 53,400,000 shares of Tiger Media, or approximately 60% of its outstanding capital shares at the time;

•	all shareholders of TBO would sign one-year lock-up agreements;

•	general discussions were presented about adding certain members of TBO management and/or shareholders to Tiger Media’s Board of Directors and management team; and

•	the transaction would be conditioned upon a number of factors, including, without limitation, the completion of TBO’s acquisition of Interactive Data, TBO raising approximately $2.5 million from investors in a private placement, the completion of TBO’s audited financial statements and the completion of due diligence.

On August 22, 2014, Messrs. Tan, Weingard and Rubin and Dr. Frost had a company meeting and during a portion of the meeting, the potential transaction with TBO and Interactive Data was discussed.

On September 23, 2014, Mr. Rubin sent Messrs. Tan, Fried, Weingard and Uppaluri a revised business proposal for Tiger Media to acquire TBO and Interactive Data. Under the terms of the revised proposal, TBO and Interactive Data would be acquired for an aggregate number of shares representing approximately 66% of Tiger Media’s outstanding capital shares at the time. The primary reason for such change was that TBO was raising $5.0 million in its privately placement rather than $2.5 million, and agreed to have this cash on hand at the time of the Merger.

On October 2, 2014, the Tiger Media board of directors reviewed the proposed term sheet and preliminary background material on TBO. There was a discussion of TBO, its formation, background, business, management and prospects, as well as the non-binding term sheet, status and approval requirements. Mr. Rubin noted that Dr. Phillip Frost was one of the founding shareholders and a significant investor in TBO (and also a principal shareholder in Tiger Media). Following additional discussion, the board of directors authorized management and Mr. Rubin to continue discussions with TBO about the proposed transaction and to move forward with negotiating definitive agreements.

On October 3, 2014, Tiger Media and TBO signed a mutual confidentiality agreement providing each other access to non-public information for the purpose of conducting due diligence. Tiger Media also provided background information on TBO and Interactive Data to Akerman LLP, Tiger Media’s legal counsel.

On October 7, 2014, Messrs. Rubin and Weingard participated in telephone conference with Akerman to discuss the potential structure of the transaction.

On October 14, 2014, Messrs. Rubin, Weingard, and Uppaluri participated in a telephone conference with Tiger Media’s tax advisor to discuss the potential structure of the transaction.

On October 15, 2014, Messrs. Rubin, Weingard, and Uppaluri participated in a telephone conference with its tax advisor to further discuss the potential structure of the transaction.

On October 16, 2014, Messrs. Rubin, Weingard, and Uppaluri participated in a telephone conference with Akerman to further discuss the potential structure of the transaction.

From October 14-16, 2014, Akerman and Tiger Media’s tax advisor exchanged emails regarding the potential structure of the transaction.

On October 27, 2014, Messrs. Rubin and Weingard participated in a telephone conference with Akerman to discuss the potential transaction.

On November 3, 2014, Mr. Weingard participated in a telephone conference to further discuss the transaction with Messrs. Dubner, Dan Brauser, and Michael Brauser, Donohoe Advisory & Associates, Tiger Media’s NYSE MKT advisors, Akerman, and Nason Yeager, TBO’s legal counsel.

On November 10, 2014, Messrs. Rubin and Weingard participated in a telephone conference to further discuss the potential transaction with Messrs. Dubner, Dan Brauser and Michael Brauser, MacLachlan, Donohoe Advisory, Akerman and Nason Yeager.

On November 11, 2014, Akerman circulated the first internal draft of the Merger Agreement to Tiger Media.

On November 12, 2014, Messrs. Tan, Rubin and Weingard met with Messrs. Michael Brauser, Dan Brauser, and Dubner in Miami, Florida to further discuss the transaction.

On November 14, 2014, Akerman sent the first draft of the Merger Agreement to TBO and its counsel, Nason Yeager, Gerson, White & Lioce, P.A. (“Nason Yeager”). The initial draft of the Merger Agreement structured the transaction as a merger of TBO with and into Merger Sub, with Merger Sub as the surviving company in the Merger, and otherwise substantially reflected the terms of the non-binding term sheet. The draft contemplated the issuance of approximately 70,000,000 ordinary shares of Tiger Media (on an as converted basis) as consideration in the Merger. It also provided for TBO to appoint two members to the Board of Directors of Tiger Media and appoint Derek Dubner as the company’s co-chief executive officer with Peter Tan, the existing chief executive officer. The draft also contemplated appointing Mr. Dubner as President, Data Fusion Division.

On November 18, 2014, Mr. Rubin participated in a telephone conference with Cassel Salpeter & Co. LLC, or Cassel Salpeter, and reviewed Cassel Salpeter’s engagement letter.

On November 20, 2014, Akerman provided to Nason Yeager drafts of certain exhibits to the Merger Agreement (including the Certificate of Incorporation, Bylaws, Form of Lock-up Agreement, and Certificate of Designation).

On November 20, 2014, Akerman provided a revised draft of the Merger Agreement to reflect the earn-out discussions by Messrs. Rubin and Brauser. The draft was circulated to Messrs. Dubner, Brauser, Dan Brauser and Nason Yeager.

On November 26, 2014, Tiger Media formally engaged Cassel Salpeter as its financial advisor in connection with the proposed transaction.

On December 3, 2014, Nason Yeager provided Akerman a revised draft of the Merger Agreement reflecting TBO’s proposed changes to the draft.

On December 3, 2014, Akerman reviewed Nason Yeager’s comments with Tiger Media via conference call. The discussion included, among other things, the proposed structure for issuance of the Earn-Out Shares and clawback provisions to secure potential indemnification claims by Tiger Media.

On December 8, 2014, Messrs. Rubin and Weingard participated in a telephone conference to discuss the proposed transaction with Messrs. Dubner and Brauser, Akerman and Nason Yeager.

On December 9, 2014, Messrs. Rubin, Weingard, Tan, and Jacky Wang, Tiger Media’s Chief Financial Officer, participated in a telephone conference to discuss the financial projections of TBO with Mr. Dubner, Cassel Salpeter, Akerman and Nason Yeager. Following the telephone conference, Akerman participated in a telephone conference with Nason Yeager. Akerman circulated a revised draft of the Merger Agreement to Nason Yeager, TBO and other consultants and advisors on the transaction.

On December 10, 2014, Messrs. Rubin and Weingard participated in a telephone conference to discuss the NYSE MKT listing with Donohoe Advisory, Akerman and Nason Yeager. Also on that day, Messrs. Wang and Weingard participated in a telephone conference to discuss the status of Cassel Salpeter’s financial analysis.

On December 11, 2014, Messrs. Rubin and Weingard participated in a telephone conference to finalize the terms of the Merger Agreement with Messrs. Dubner and Michael Brauser, Akerman and Nason Yeager. Nason Yeager circulated a capitalization table of TBO securities to Akerman. Akerman circulated multiple drafts of the Merger Agreement to Nason Yeager, TBO, and other consultants and advisors on the transaction to reflect the changes and discussion on the telephone conference.

On December 12, 2014, the board members of Tiger Media had a board meeting with Messrs. Weingard and Wang, and Akerman LLP and Cassel Salpeter in attendance at the request of the board. Mr. Weingard reviewed with the Tiger Media board of directors materials relating to TBO and Interactive. Akerman LLP then summarized the material terms of the proposed original merger agreement (the “Original Merger Agreement”). At the request of the Tiger Media board of directors, Cassel Salpeter then reviewed and discussed its financial analyses with respect to Tiger Media, TBO and the proposed Merger as contemplated by the Original Merger Agreement. Thereafter, at the request of the Tiger Media board of directors, Cassel Salpeter rendered its oral opinion to the Tiger Media board of directors (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion addressed to the Tiger Media board of directors dated December 12, 2014), as to, as of December 12, 2014, the fairness, from a financial point of view, to Tiger Media of the merger consideration to be issued by Tiger Media in the Merger pursuant to the Original Merger Agreement. We refer to the merger consideration, as provided by the Original Merger Agreement as the “Original Merger Consideration.” After further discussion, the Tiger Media board voted unanimously to approve the Merger Agreement.

On December 12, 2014, Nason Yeager provided comments to Exhibit G to the Merger Agreement, the Series A Certification of Designation, and Akerman provided a revised Certificate of Designation for the preferred stock to reflect Nason Yeager’s comments. Nason Yeager approved the revised Exhibit.

On December 12, 2014, Akerman circulated a final version of Merger Agreement, followed by a signature package, to Nason Yeager, Messrs. Dubner and Brauser, Tiger Media and the other consultants and advisors on the transaction. Nason Yeager circulated TBO’s Disclosure Schedules to Akerman. Akerman circulated final Exhibits to the Merger Agreement (Florida Articles and Plan of Merger, Delaware Certificate of Merger; Certification of Domestication; Certificate of Incorporation; Bylaws; Form of Lock-up Agreement; Investor Representation letter; Certificate of Designations) to Nason Yeager.

On December 14, 2014, the parties continued to discuss and finalize the Disclosure Schedules of TBO and Tiger Media. TBO, Tiger Media, Merger Sub and Mr. Dubner as the Representative executed the Merger Agreement.

On December 15, 2014, Tiger Media issued a press release announcing the transaction.

Between December 15 through December 18, 2014, Tiger Media, TBO and their respective counsel discussed a proposed amendment to the Merger Agreement.

On December 18, 2014, Tiger Media had a board meeting with Akerman in attendance at the request of the board and approved the first amendment to the Merger Agreement. Following the meeting, Tiger Media, Merger Sub, TBO and Mr. Dubner, as Representative, entered into the first amendment, which:

•	amended the conversion ratio of TBO Common Stock in the Merger;

•	provided for a recapitalization of TBO’s securities before closing in order to effect such change in the ratios; and

•	extended the date for TBO to obtain its requisite shareholder approval to January 6, 2015.

Thereafter, the parties discussed certain additional proposed changes to the Merger Agreement. On February 8, 2015 and February 13, 2015, the Tiger Media board of directors held a meeting with Akerman in attendance at the request of the board and approved the second amendment to the Merger Agreement. On February 13, 2015, Tiger Media, Merger Sub, TBO and Mr. Dubner, as Representative, entered into the second amendment, which:

•	amended the terms of the TBO recapitalization;

•	clarified the terms of the assumption of RSUs and warrants by Tiger Media at the effective time of the Merger;

•	extended the date for TBO to obtain its requisite shareholder approval to February 24, 2015; and

•	provided for a one-for-five reverse stock split of both Tiger Media and TBO as a condition to close the Merger.

Tiger Media’s Rationale for the Merger

Strengthened Management.

The parties believe the combined company will have a favorable personnel mix. In particular, the parties believe that certain of the members of TBO’s management would complement Tiger Media’s existing management team and that the combined company’s management would enjoy a combination of skills and capabilities that would be beneficial to the combined company and its stockholders. In addition, Interactive Data’s management team, which was recently expanded in anticipation of the completion of the Merger, has embarked on an aggressive growth plan in a multi-billion dollar market of risk management and marketing data solutions and will give the integrated company a strong foothold in the data fusion industry with a management team that has helped mold the entire sector. Collectively, as part of the Tiger Media organization, management will leverage TBO’s expertise into a comprehensive marketing and advertising offering.

New Growth Opportunities.

Tiger Media’s long-term growth strategy has been to increase revenue, gain market share and enhance stockholder value through internal growth and development. The combined company will be able to better execute these strategic priorities by investing in the growth and development of the business both in the U.S. and China. The combined company will be better positioned to grow organically and pursue acquisition opportunities by being able to draw upon the resources, experience and development efforts of both Tiger Media and TBO in the U.S. and China.

Potential Synergies.

Tiger Media’s acquisition of TBO creates many synergies. The acquisition will provide Tiger Media significant revenue growth opportunities both within the U.S. and internationally through cross-selling opportunities and new media channels. TBO’s experience and knowledge in the marketing sector and creation of new products and services provides new potential targets, with wider geographic focus. TBO’s Chairman has founded several companies utilizing similar sales channels as Tiger Media, which were highly successful. Collectively, TBO management has over 30 years of experience in building marketing and sales organizations and their addition will complement and enhance Tiger’s existing management team.

Tiger Media Reasons for the Merger

In approving the Merger and making the recommendations included in this proxy statement, the Tiger Media board of directors consulted with Tiger Media’s management, as well as its outside legal and financial advisors, and it carefully considered the following factors:

•	the likelihood of the enhancement of the strategic position of Tiger Media following the Merger;

•	that, upon completion of the Merger, Derek Dubner will be approved Co-Chief Executive Officer of Tiger Media, along with Peter Tan, current Chief Executive Officer of Tiger Media, and will serve as a new director of Tiger Media;

•	the belief that the combination of Tiger Media’s and TBOs businesses should result in significant strategic benefits to Tiger Media following the Merger, which would benefit Tiger Media and its shareholders;

•	the Tiger Media board of directors and management’s analyses and understanding of the business, operations, financial performance and condition, strategy and future prospects of TBO, as well as economic and market conditions and trends in the markets in which TBO competes; and

•	the financial analyses reviewed by Cassel Salpeter with the Tiger Media board of directors on December 12, 2014, as well as the opinion of Cassel Salpeter, dated as of December 12, 2014, that, as of that date, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the preparation of the opinion, the Original Merger Consideration to be issued by Tiger Media in the Merger pursuant to the Original Merger Agreement was fair, from a financial point of view, to Tiger Media. Cassel Salpeter’s opinion was based on the terms of the Original Merger Agreement. The Tiger Media board of directors did not ask Cassel Salpeter to update its opinion to address either the First Amendment or Second Amendment of the Merger Agreement. The Tiger Media board of directors considered this opinion only as one of many factors in its decision to approve and recommend the Merger Agreement.

Opinion of the Financial Advisor to Tiger Media

On December 12, 2014, Cassel Salpeter rendered its oral opinion to the Tiger Media board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated the same date), as to, as of December 12, 2014, the fairness, from a financial point of view, to Tiger Media of the Original Merger Consideration to be issued by Tiger Media in the Merger pursuant to the Original Merger Agreement. The summary of the opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex D to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. In the sections of this proxy statement regarding Cassel Salpeter’s analyses or opinion, references to the “transaction” mean the Domestication and the Merger.

Cassel Salpeter’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to the Tiger Media board or any other person or otherwise to comment on or consider events occurring or coming to Cassel Salpeter’s attention after the date of its opinion. Without limiting the foregoing, Cassel Salpeter was not requested to, and did not, update, review or reaffirm its opinion in connection with either of the amendments to the Original Merger Agreement. As such, in the sections of this proxy statement regarding Cassel Salpeter’s analyses or opinion, references to the “transaction,” the “Domestication” and the “Merger” mean the transaction, the Domestication or the Merger, in each case as contemplated by the Original Merger Agreement without giving effect to either of the amendments.

The opinion was addressed to the Tiger Media board for the use and benefit of the members of the Tiger Media board (in their capacities as such) in connection with the Tiger Media board’s evaluation of the Merger. Neither the opinion nor the summary of the opinion and related analyses set forth in this proxy statement is intended to and they do not constitute advice or a recommendation to any of the shareholders of Tiger Media or any other security holders as to how such holder should vote or act with respect to any matter relating to the transaction or otherwise. Cassel Salpeter’s opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to Tiger Media, any other party to the Original Merger Agreement, any security holder of Tiger Media or such other party, any creditor of Tiger Media or such other party, or any other person. Cassel Salpeter’s opinion was just one of the several factors the Tiger Media board took into account in making its determination to approve the Merger.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, the Original Merger Consideration to be issued by Tiger Media in the Merger pursuant to the Original Merger Agreement was fair, from a financial point of view, to Tiger Media. It did not address any other terms, aspects, or implications of the transaction or the Original Merger Agreement, including, without limitation, (i) the domestication, (ii) any term or aspect of the transaction that was not susceptible to financial analysis, (iii) the fairness of the transaction, or all or any portion of the Original Merger Consideration, to any security holders of Tiger Media, TBO or any other person or any creditors or other constituencies of Tiger Media, TBO or any other person, including, without limitation, the allocation of the Original Merger Consideration as between TBO Common Stock or TBO Series A Preferred Stock, (iv) the appropriate capital structure of Tiger Media, including, without limitation, whether Tiger Media should be issuing Company Common Stock or Company Preferred Stock, or a combination of both, or whether Tiger Media should be issuing debt or equity securities, or a combination of both, (v) the fairness of the consideration to be issued in respect of TBO Common Stock relative to the fairness of the consideration to be issued in respect of the TBO Series A Preferred Stock, nor (vi) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the transaction, or any class of such persons, relative to the Original Merger Consideration to be issued by Tiger Media in the Merger pursuant to the Original Merger Agreement, or otherwise. Cassel Salpeter expressed no opinion as to what the value of shares of Company Common Stock or Company Preferred Stock actually would be when issued to the holders of TBO Common Stock and TBO Series A Preferred Stock,

respectively, in the Merger, or the prices at which shares of TBO Common Stock, TBO Series A Preferred Stock, Company Common Stock or Company Preferred Stock may trade, be purchased or sold at any time.

Cassel Salpeter’s opinion did not address the relative merits of the transaction as compared to any alternative transaction or business strategy that might exist for Tiger Media, or the merits of the underlying decision by the Tiger Media board or Tiger Media to engage in or consummate the transaction. The financial and other terms of the transaction were determined pursuant to negotiations between the parties to the Original Merger Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

•	Reviewed a draft, dated December 11, 2014, of the Original Merger Agreement.

•	Reviewed certain publicly available financial information and other data with respect to Tiger Media and TBO that Cassel Salpeter deemed relevant.

•	Reviewed certain other information and data with respect to TBO made available to Cassel Salpeter by TBO, including unaudited historical financial statements (collectively the, “TBO Financial Information”) and financial projections with respect to the future financial performance of TBO for the three months ending December 31, 2014 and the three years ending December 31, 2017 prepared by the management of TBO (the “TBO Projections”), and other internal financial information furnished to Cassel Salpeter by or on behalf of TBO.

•	Reviewed certain other information and data with respect to Tiger Media made available to Cassel Salpeter by Tiger Media, including historical financial statements and financial projections with respect to the future financial performance of Tiger Media for three months ending December 31, 2014 and the three years ending December 31, 2017 prepared by the management of Tiger Media (the “Tiger Media Projections”), and other internal financial information furnished to Cassel Salpeter by or on behalf of Tiger Media.

•	Considered and compared the financial and operating performance of TBO and Tiger Media with that of companies with publicly traded equity securities that Cassel Salpeter deemed relevant.

•	Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.

•	Discussed the business, operations, and prospects of TBO, Tiger Media and the proposed transaction with Tiger Media’s and TBO’s management and certain of Tiger Media’s and TBO’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

In arriving at its opinion, Cassel Salpeter, with the Tiger Media board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Cassel Salpeter or available from public sources, and Cassel Salpeter further relied upon the assurances of Tiger Media’s and TBO’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Cassel Salpeter also relied upon, without independent verification, the assessments of the management of Tiger Media and TBO as to TBO’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and Cassel Salpeter assumed, at the Tiger Media board’s direction, that there would be no developments with respect to any such matters that would adversely affect Cassel Salpeter’s analyses or opinion. Cassel Salpeter is not a legal, tax, accounting, environmental or regulatory advisor, and Cassel Salpeter did not express any views or opinions as to any legal, tax, accounting, environmental or regulatory matters relating to Tiger Media, TBO, the transaction or otherwise. Cassel Salpeter understood and assumed that Tiger Media obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory and other professionals.

The Tiger Media board advised Cassel Salpeter that the Company Preferred Stock was convertible, under certain circumstances, into Company Common Stock on a one for one basis. Cassel Salpeter, at the Tiger Media board’s direction, relied upon and assumed for purposes of its analyses and opinion that each share of Company Preferred Stock and each share of Company Common Stock was equivalent and had the same value. The Tiger Media board also advised Cassel Salpeter, and Cassel Salpeter also relied upon and assumed, at the Tiger Media board’s direction, for purposes of its analyses and opinion that the number of shares comprising the consideration to be issued in respect of the TBO Common Stock, the consideration to be issued in respect of the TBO Series A Preferred Stock at the closing of the Merger and the Preferred Earn-Out Shares would be 24,994,643 shares of Company Common Stock, 31,503,750 shares of Company Preferred Stock, and 13,501,607 shares of Company Preferred Stock, respectively.

TBO advised Cassel Salpeter that the financial statements included in the TBO Financial Information for the eight months ended August 31, 2014 (the “Draft Interim Financial Statements”) were in draft form, were not finalized and remained subject to change and that the TBO Financial Information was not audited and was prepared under accounting principles generally accepted in the United States (“U.S. GAAP”). TBO also advised Cassel Salpeter that the TBO Projections were not prepared under U.S. GAAP. As the Tiger Media board was aware, management of TBO did not provide, and Cassel Salpeter did not assess, the impact of the TBO Projections having not been prepared in accordance with U.S. GAAP.

TBO advised Cassel Salpeter, and Cassel Salpeter assumed, that the TBO Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of TBO with respect to the future financial performance of TBO. Tiger Media advised Cassel Salpeter, and Cassel Salpeter assumed, that the Tiger Media Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Tiger Media with respect to the future financial performance of Tiger Media. Cassel Salpeter expressed no view or opinion with respect to the TBO Projections, the Tiger Media Projections or the assumptions on which they were based. Tiger Media advised Cassel Salpeter, and Cassel Salpeter assumed, without undertaking any responsibility for the independent verification thereof, that the TBO Projections, the Tiger Media Projections and the assumptions on which they were based were a reasonable basis on which to evaluate TBO, Tiger Media and the proposed Merger and, at Tiger Media’s direction, Cassel Salpeter used and relied upon the TBO Projections and the Tiger Media Projections for purposes of Cassel Salpeter’s analyses and opinion. Without limiting the generality of the foregoing, Tiger Media in addition directed Cassel Salpeter to assume that had the Financial Information been audited, had the Draft Interim Financial Statements been finalized and had the TBO Projections been prepared in accordance with U.S. GAAP, none of such Financial Information, Draft Interim Financial Statements or TBO Projections would be different in any way material to Cassel Salpeter’s financial analyses or opinion.

Cassel Salpeter did not evaluate the solvency or creditworthiness of Tiger Media, TBO or any other party to the transaction, the fair value of Tiger Media, TBO or any of their respective assets or liabilities, or whether Tiger Media, TBO or any other party to the transaction is paying or receiving reasonably equivalent value in the transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Tiger Media, TBO or any other party to the transaction to pay its obligations when they come due. Cassel Salpeter did not physically inspect Tiger Media’s or TBO’s properties or facilities and did not make or obtain any evaluations or appraisals of Tiger Media’s or TBO’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Tiger Media or TBO had good title to their respective assets. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as it deemed necessary to support its own advice and analysis and was not on behalf of the Tiger Media board, Tiger Media, or any other party.

Cassel Salpeter assumed, with the Tiger Media board’s consent, that the transaction would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Tiger Media, TBO or the transaction. Cassel Salpeter also assumed, with the Tiger Media board’s consent, that the final executed form of the Original Merger Agreement would not differ in any material respect from the draft of such agreement that Cassel Salpeter reviewed and that the transaction would be consummated on the terms set forth in the Original Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to Cassel Salpeter’s analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the Original Merger Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Original Merger Agreement. Cassel Salpeter offered no opinion as to the contractual terms of the Original Merger Agreement or the likelihood that the conditions to the consummation of the transaction, set forth in the Original Merger Agreement would be satisfied. Cassel Salpeter further assumed that for U.S. federal tax income purposes, the Merger would qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The implied multiple ranges and implied value reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including the following:

EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of December 11, 2014, (2) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (3) estimates of future financial performance of TBO were based on the TBO Projections, (4) estimates of future financial performance of Tiger Media were based on the Tiger Media Projections, and (5) estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Based on the assumptions, as directed by the Tiger Media board, that (i) that the number of shares comprising the consideration to be issued in respect of the TBO Common Stock, the consideration to be issued in respect of the TBO Series A Preferred Stock at the closing of the Merger and the Preferred Earn-Out Shares would be 24,994,643 shares of Company Common Stock, 31,503,750 shares of Company Preferred Stock, and 13,501,607 shares of Company Preferred Stock, respectively, and (ii) each share of Company Preferred Stock and each share of Company Common Stock was equivalent and had the same value, Cassel Salpeter calculated implied values of the Original Merger Consideration of $47,073,000 using the volume-weighted average closing price of Company Common Stock of $0.67 for the three-month period ending December 11, 2014, and $44,100,000 using the closing price of Company Common Stock of $0.63 on December 11, 2014.

Discounted Cash Flow Analysis

TBO. Cassel Salpeter performed a discounted cash flow analysis of TBO using the TBO Projections. In performing this analysis, Cassel Salpeter applied discount rates ranging from 19.60% to 21.60% and perpetuity growth rates ranging from 2.00% to 4.00%. This analysis resulted in an implied equity value reference range of TBO of $76,800,000 to $88,100,000, as compared to the implied values of the Original Merger Consideration of $47,073,000, based on the volume-weighted average closing price of Company Common Stock for the three-month period ending December 11, 2014, and $44,100,000, based on the closing price of Company Common Stock on December 11, 2014.

Tiger Media. Cassel Salpeter also performed a discounted cash flow analysis of Tiger Media using the Tiger Media Projections. In performing this analysis, Cassel Salpeter applied discount rates ranging from 14.20% to 15.20% and perpetuity growth rates ranging from 2.00% to 4.00%. This analysis resulted in an implied equity value reference range of Tiger Media of $7,681,000 to $8,881,000.

Selected Companies Analysis

TBO. Cassel Salpeter considered certain financial data for TBO and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant. The financial data reviewed included enterprise value, or EV, as a multiple of the relevant company’s revenue for the last twelve months, or “LTM Revenue,” estimated EBITDA for the year ended December 31, 2015, or “2015 E EBITDA,” and estimated EBITDA for the year ended December 31, 2016, or “2016 E EBITDA.” The selected companies with publicly traded equity securities were:

•	Experian plc

•	Verisk Analytics, Inc.

•	Equifax Inc.

•	CoreLogic, Inc.

•	Fair Isaac Corporation

•	Guidance Software, Inc.

Cassel Salpeter calculated the following multiples with respect to the selected companies:

	High	Mean	Median	Low

EV/ LTM Revenue	6.60x	3.92x	3.78x	1.53x

EV/ 2015 E EBITDA	18.0x	12.8x	12.3x	9.8x

EV/ 2016 E EBITDA	12.4x	11.0x	11.1x	9.1x

Taking into account the results of the selected companies analysis for TBO, Cassel Salpeter applied multiple ranges of 4.00x to 5.00x to TBO’s annualized projected revenue for the quarter ended December 31, 2014, 11.0x to 12.0x to TBO’s projected EBITDA for the year ended December 31, 2015 and 7.0x to 8.0x to TBO’s projected EBITDA for the year ended December 31, 2016. The selected companies analysis for TBO indicated an implied equity value reference range of TBO of $65,700,000 to $74,500,000, as compared to the implied values of the Original Merger Consideration of $47,073,000, based on the volume-weighted average closing price of Company Common Stock for the three-month period ending December 11, 2014, and $44,100,000, based on the closing price of Company Common Stock on December 11, 2014.

Tiger Media. Cassel Salpeter considered certain financial data for Tiger Media and selected companies with publicly traded equity securities Cassel Salpeter deemed relevant. The financial data reviewed included enterprise value, or EV, as a multiple of the relevant company’s revenue for last twelve months, or “LTM Revenue,” and estimated EBITDA for the year ended December 31, 2016, or “2016 E EBITDA.” The selected companies with publicly traded equity securities were:

•	Clear Channel Outdoor Holdings Inc.

•	Clear Media Ltd.

•	AirMedia Group Inc.

•	VisionChina Media Inc.

•	Dahe Media Co. Ltd.

•	V Media Corporation

Cassel Salpeter calculated the following multiples with respect to the selected companies:

	High	Mean	Median	Low

EV/ LTM Revenue	2.78x	1.36x	1.24x	0.35x

EV/ 2016 E EBITDA	11.0x	6.8x	6.8x	2.6x

Taking into account the results of the selected companies analysis for Tiger Media, Cassel Salpeter applied multiple ranges of 2.00x to 3.00x to Tiger Media’s LTM Revenue and 8.0x to 9.0x to Tiger Media’s projected EBITDA for the year ended December 31, 2016 . The selected companies analysis for Tiger Media indicated an implied equity value reference range of Tiger Media of $14,381,000 to $17,181,000.

None of the selected companies have characteristics identical to TBO or Tiger Media. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

TBO. Cassel Salpeter considered certain financial data for TBO and the financial terms of the following business transactions Cassel Salpeter deemed relevant. The financial data reviewed included the enterprise value (calculated based on the consideration to be paid in the relevant transaction) as a multiple of LTM Revenue, and the selected transactions were:

Target	Acquiror
Dectech Solutions Pty Ltd.	GB Group plc

TLO, LLC	TransUnion Corp.

The 41st Parameter, Inc.	Experian plc

Lapis Software Associates, LLC, Internal Control Systems Business	Spectra Systems Corporation

TransUnion Corp.	Advent International Corporation and Goldman Sachs

The Cotswold Group Ltd.	G4S Government &Outsourcing Services (UK) Ltd.

Mortgagebot LLC	Davis + Henderson Corporation (nka: DH Corporation)

Mighty Net, Inc.	Experian plc

Cassel Salpeter calculated the following multiples with respect to the selected transactions:

	High	Mean	Median	Low
EV/LTM Revenue	11.92x	4.29x	2.73x	0.80x

Taking into account the results of the selected transactions analysis, Cassel Salpeter applied multiple ranges of 3.00x to 4.00x to TBO’s 2015 P Revenue, and discounted the implied value reference range to present value at a discount rate of 20.6%. The selected transactions analysis indicated an implied equity value reference range of TBO of $48,900,000 to $63,200,000, as compared to the implied values of the Original Merger Consideration of $47,073,000, based on the volume-weighted average closing price of Company Common Stock for the three-month period ending December 11, 2014, and $44,100,000, based on the closing price of Company Common Stock on December 11, 2014.

Tiger Media. Cassel Salpeter considered certain financial data for Tiger Media and the financial terms of the following business transactions Cassel Salpeter deemed relevant. The financial data reviewed included the enterprise value (calculated based on the consideration to be paid in the relevant transaction) as a multiple of LTM Revenue, and the selected transactions were:

Target	Acquiror
Changshu Jinshi Advertising Media Company Limited	Zhong Nan Investments Limited

Time Share Advertising & Communications Co., Ltd.	Shenzhen Liantronics Co., Ltd.

Focus Media Holding Ltd.	The Carlyle Group LP; China Everbright Ltd.; CITIC Capital Partners; and others

Zhejiang Continental Advertising Co., Ltd., subsidiary of Search Media	Prior owners of Zhejiang Continental

SearchMedia International Limited (nka Tiger Media, Inc.)	Ideation Acquisition Corp.

Cassel Salpeter calculated the following multiples with respect to the selected transactions:

	High	Mean	Median	Low
EV/LTM Revenue	14.84x	4.82x	2.42x	1.29x

Taking into account the results of the selected transactions analysis, Cassel Salpeter applied multiple ranges of 2.00x to 3.00x to Tiger Media’s LTM Revenue. The selected transactions analysis indicated an implied equity value reference range of Tiger Media of $12,381,000 to $16,481,000.

None of the target companies or transactions in the selected transactions have characteristics identical to TBO, Tiger Media or the proposed Merger. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Implied Total Equity Value Contribution Analysis

Cassel Salpeter also performed an implied total equity value contribution analysis based on the implied equity value reference ranges indicated by its financial analyses for TBO and Tiger Media. The implied total equity value contribution analysis indicated implied TBO total equity value contribution percentages, on an as-converted to common stock basis, of 89.6% to 92.0%, based on the discounted cash flow analyses of TBO and Tiger Media, 79.3% to 83.8%, based on the selected companies analyses of TBO and Tiger Media, and 74.8% to 83.6%, based on the selected transactions analyses of TBO and Tiger Media, as compared to the pro forma ownership percentage of holders of TBO Common Stock and preferred stock in the combined company per Tiger Media management of 65.8%, under the terms of the Original Merger Agreement.

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with Proposed Transactions, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter has in the past provided and is currently providing investment banking, financial advisory and other financial services to certain affiliates of Tiger Media for which Cassel Salpeter has received, and would expect to receive, compensation, including, during the past two years, having acted as financial advisor to certain affiliates of Tiger Media in connection with certain business combinations or other transactions. Cassel Salpeter may provide investment banking, financial advisory and other financial services to Tiger Media, other participants in the transaction or certain of their respective affiliates in the future, for which Cassel Salpeter may receive compensation.

Cassel Salpeter received a fee of $95,000 for rendering its opinion, no portion of which was contingent upon any conclusion reached in Cassel Salpeter’s opinion or the completion of the merger. In addition, Tiger Media agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee was not required to, and did not, approve the issuance of the opinion.

Interests in the Merger

When you consider the Reverse Split Proposal, the Domestication Proposal and the Share Issuance Proposal, you should note that as of the Record Date, Frost Gamma Investments Trust (“Frost Gamma”), an affiliate of Phillip Frost, M.D., owns 10,721,390 shares of Tiger Media, representing 29.4% of the Tiger Media’s outstanding shares. In addition, at the Effective Time, Frost Gamma will own 400,000 shares of TBO Common Stock, 3,200,000 shares of TBO Series C Preferred Stock, and 20,000 shares of TBO Series D Preferred Stock, which will result in Tiger Media issuing to Frost Gamma 2,660,309 shares of Company Common Stock at closing, and an additional 900,108 shares of Company Common Stock subject to an earn out. As a result, following the Merger, Frost Gamma will own 34.6% of Company Common Stock at closing and 38.6% of Company Common Stock assuming the earn out shares are earned. In connection with approving the Merger and the related transactions, the Board of Directors of Tiger Media and its Audit Committee have reviewed and considered Frost Gamma’s interest in such transactions.

In connection with the Board of Directors of Tiger Media approving the Merger, the Board also adopted resolutions providing that the grant of restricted stock units and the issuance common stock that may be delivered thereunder to the persons listed below, each of whom will or may become an executive officer or director of Tiger Media following completion of the Merger is intended to be exempt from liability under Section 16(b) of the Exchange Act, pursuant to Rule 16b-3(e) promulgated thereunder.

Name	Title	Company Common Shares (#)	RSUs and Company Common Shares Underlying RSUs (#)
Derek Dubner	Co-Chief Executive Officer and Director of Tiger Media	—	2,000,000
Daniel MacLachlan	*	—	500,000
Ole Poulsen	Chief Science Officer of TBO(1)	5,000,000	—

*	Mr. MacLachlan is not currently an employee or director of Tiger Media, TBO, or Interactive Data.
(1)	The Board of Directors of Tiger Media has not yet determined if Ole Poulsen will serve as an executive officer of Tiger Media following the Merger.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the share exchange agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated. Tiger Media anticipates that it will incur total transaction costs of approximately $0.6 million. Such costs do not include transaction costs of approximately $0.2 million anticipated to be incurred by TBO.

Certain U.S. Federal Income Tax Consequences

For United States federal income tax purposes, the Domestication should constitute a reorganization within the meaning of Code Section 368(a) and should not represent a taxable transaction to Tiger Media for United States federal income tax purposes. Tiger Media will effectively be treated as a United States corporation for United States federal income tax purposes upon the effective date of the Certificate of Domestication under the laws of the State of Delaware, even if other events may need to occur under Cayman law in order for the Domestication to be completed.

For United States federal income tax purposes, the Merger should constitute a reorganization within the meaning of Code Section 368(a) and should not represent a taxable transaction to Tiger Media, Tiger Media - Delaware or Merger Sub.

U.S. Holders generally may be subject to United States federal income tax upon the exchange of Tiger Media Shares for Tiger Media - Delaware Shares. There is a Deemed Dividend Election that should be made by certain U.S. Holders to reduce or eliminate U.S. income taxes arising from the Domestication. This election requires tax filings on the part of U.S. Holders. See “Material United States Federal Income and Estate Tax Considerations - Tax Consequences of the Domestication and the Merger to U.S. Holders Domestication –

Effects of Code Section 367 – Treatment of U.S. Holders that are not 10% U.S. Shareholders – additional actions may be needed.” Non-U.S. Holders generally will not be taxed upon the Domestication. For additional details regarding the United States federal income and estate tax consequences of the Domestication (including elections that can be made by U.S. Holders to mitigate adverse U.S. income tax consequences), the Merger, and of holding and disposing Tiger Media - Delaware Shares, see “Material United States Federal Tax Considerations” below for further discussion of these tax consequences.

Anticipated Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in conformity with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Tiger Media has concluded that it is the accounting acquirer, based on the weighting of certain factors. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of TBO as of the Effective Time will be recorded at their respective fair values and added to those of Tiger Media. Any excess of purchase price over the fair value of the net assets is recorded as goodwill. Financial statements of Tiger Media issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of TBO.

Regulatory Matters

The business combination and the transactions contemplated by the Merger Agreement are not subject to any additional foreign, federal or state regulatory requirements or approvals, including the HSR Act, except for (i) filings with the State of Delaware, the State of Florida and the Cayman Islands necessary to effectuate the transactions contemplated by the Domestication and the Merger, (ii) compliance with applicable securities laws and rules and regulations of the SEC and NYSE MKT, including approval of the matters set forth herein, and (iii) approval by TBO shareholders of the Merger.

THE MERGER AGREEMENT

The discussion in this proxy statement of the Merger and the principal terms of the Merger Agreement described below is qualified in its entirety by reference to the copy of the Merger Agreement and the amendments to that agreement, which are attached as Annex A to this proxy statement, and incorporated herein by reference. The following description summarizes the material provisions of the Merger Agreement, which agreement we urge you to read carefully because it is the principal legal document that governs the Domestication and the Merger.

The representations and warranties described below and included in the Merger Agreement were made by the TBO, Tiger Media, and Merger Sub parties as of specific dates. The assertions embodied in these representations and warranties may be subject to important qualifications and limitations agreed to by the TBO, Tiger Media, and Merger Sub parties in connection with negotiating the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk among the TBO, Tiger Media, and Merger Sub parties, rather than establishing matters as facts. The Merger Agreement is described in this proxy statement and included as Annex A only to provide you with information regarding its terms and conditions at the time it was entered into by the parties.

Accordingly, you should read the representations and warranties in the Merger Agreement not in isolation but rather in conjunction with the other information contained in this proxy statement.

Basic Deal Terms

•	each issued and outstanding share of TBO Common Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive one share of Company Common Stock;

•	each issued and outstanding share of TBO Series A Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of Company Preferred Stock; and

(b)	an additional 225.027 shares of Preferred Earn-Out Shares to the extent certain revenue targets are achieved as set forth in the Merger Agreement;

•	each issued and outstanding share of TBO Series B Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 shares of Company Preferred Stock;

•	each issued and outstanding share of TBO Series C Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive 0.750089 shares of Company Common Stock; and

•	each issued and outstanding share of TBO Series D Preferred Stock, other than dissenting shares, will cease to be outstanding and will be converted into and exchanged for the right to receive:

(a)	525.063 shares of the Company Common Stock; and

(b)	an additional 225.027 shares of Company Common Stock to the extent certain revenue targets are achieved as set forth in the Merger Agreement.

The Preferred Earn-Out Shares, if earned, will be paid pro rata to the holders of TBO Preferred Stock, and the Common Earn-Out Shares, if earned, will be paid pro rata to the holders of TBO Series D Preferred Stock, in each case, subject to offset for any indemnification claims.

At the effective time of the Merger, Tiger Media will also assume 2.96 million TBO restricted stock units (“RSUs”) on substantially the same terms and conditions applicable to such RSUs prior to the closing, including with respect to vesting. Upon the completion of the business combination, these RSUs will represent the right to receive 2.96 million shares of Company Common Stock when vested.

In addition, at the effective time of the Merger, Tiger Media will assume a warrant to purchase 28,000 shares of TBO Common Stock on substantially the same terms and conditions applicable to such warrant. Such warrant is vested and exercisable. Upon the completion of the business combination, this warrant will represent the right to purchase 28,000 shares of Company Common Stock.

Assuming all Earn-out Shares are earned, all RSUs are vested and the underlying shares of common stock are delivered, and the warrant is exercised, up to an aggregate of 17,250,785 shares of Company Common Stock (on an as-converted basis) will be issued in connection with the Merger, which will represent approximately 70.3% of the Company Common Stock (on an as converted basis).

The Company Preferred Stock will convert into shares of Company Common Stock only if the holder sells the underlying shares of Company Common Stock to a non-affiliated third party, at which time the shares shall convert.

Each holder of TBO Series A Preferred Stock immediately prior to the effective time (other than holders of dissenting shares) shall receive its pro rata share of the Preferred Earn-Out Shares and each holder of TBO Series D Preferred Stock immediately prior to the effective time (other than holders of dissenting shares) shall receive its pro rata share of the Common Earn-Out Shares if either:

(i) TBO and its subsidiaries after the business combination achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Tiger Media’s audited financial statements) of at least $7,500,000 for any Twelve-Month Period completed during the period beginning on the first day of the first month following the Closing Date and ending on or before the last day of the month that is twenty-four (24) months after the Closing Date (the “Earn-Out Measurement Period”); or

(ii) Tiger Media and its subsidiaries (including TBO and its subsidiaries) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Tiger Media’s audited financial statements) of at least $13,500,000 for any Twelve-Month Period completed during the Earn-Out Measurement Period.

A “Twelve-Month Period” means any period that begins on the first day of a month and ends on the last day of the twelfth (12th) consecutive month following such start date.

Representations and Warranties

In the Merger Agreement, TBO makes certain representations and warranties (subject to certain exceptions) relating to, among other things:

•	capital structure and capitalization;

•	proper corporate organization and related corporate matters;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents;

•	absence of conflicts with the organizational documents, material contracts and material permits of TBO and its subsidiaries;

•	required consents and approvals;

•	financial information and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of material litigation;

•	licenses and permits;

•	title to shares, properties and assets;

•	ownership of intellectual property and data security matters;

•	taxes;

•	employment and employee benefit matters;

•	transactions with affiliates and employees;

•	insurance coverage;

•	material contracts;

•	compliance with laws and absence of certain business practices;

•	brokers and finders;

•	environmental matters;

•	real property; and

•	business continuity.

In the Merger Agreement, the Tiger Media and Merger Sub parties make certain representations and warranties (subject to certain exceptions) relating to, among other things:

•	capital structure and capitalization;

•	proper corporate organization and similar corporate matters;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents, the issuance of securities contemplated thereby;

•	absence of conflicts with the organizational documents, material contracts and material permits of Tiger Media;

•	required consents and approvals;

•	SEC filings;

•	internal accounting controls;

•	absence of certain changes or events;

•	absence of undisclosed liabilities;

•	absence of material litigation;

•	title to properties and assets;

•	licenses and permits;

•	compliance with laws, including the Sarbanes-Oxley Act of 2002 and foreign corrupt practices and money laundering;

•	brokers and finders;

•	transactions with affiliates and employees; and

•	material contracts.

Conduct of Business Pending Closing

Prior to the effective time of the Merger, TBO agreed to conduct its and its subsidiaries’ businesses in the ordinary course consistent with prudent and prior business practice and to confer on a reasonable basis with Tiger Media regarding operational matters and matters related to the Merger.

TBO further agreed that it and its subsidiaries shall not, among other things:

•	create any lien on any of its properties or assets (whether tangible or intangible), other than certain permitted liens.

•	sell, assign, transfer, lease or otherwise dispose of or agree to sell, assign, transfer, lease or otherwise dispose of any its assets or cancel any indebtedness owed to it.

•	change any method of accounting or accounting practice used by it, other than such changes required by GAAP.

•	issue or sell any shares of the capital stock of, or other equity interests in it, or securities convertible into or exchangeable for such shares or equity interests, or issue, grant or amend any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of such capital stock, such other equity interests or such securities.

•	amend or otherwise change their respective articles of incorporation or organization, bylaws, operating agreements, or other governing documents.

•	(i) declare or pay any dividends or distributions on or in respect of any of the capital stock or other securities of TBO or any of its subsidiaries, (ii) redeem, purchase or acquire any capital stock or other securities of TBO or any of its subsidiaries, (iii) make any other payment to or on behalf of any shareholder or other equity holder of TBO or any of its subsidiaries or any affiliate thereof, or (iv) declare or effectuate a stock dividend, stock split or similar event.

•	issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation.

•	make any capital investment in, or make any loan to, any other person or entity.

•	make any payments out of the ordinary course of business to any of its officers, directors, employees or shareholders.

•	pay, discharge, satisfy or settle any liability except in the ordinary course of business.

•	sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any intellectual property.

•	agree in writing or otherwise take any action that would, or would reasonably be expected to, prevent, impair or materially delay the ability of Tiger Media, TBO or any of its subsidiaries, as the case may be, to consummate the transactions contemplated by the Merger Agreement.

•	make any material tax elections, change any method of tax accounting, amend any material tax return, or settle any tax controversy or claim.

•	enter into or amend any agreement or arrangement with any affiliate.

•	amend or waive any material right under any material agreement or enter into any new material agreement outside the ordinary course of business.

•	make or commit to make any capital expenditures or capital additions or improvements outside the ordinary course of business consistent with past practices.

•	enter into any prepaid services transactions with any of its customers or otherwise accelerate revenue recognition or the sales of its services for periods prior to the closing of the business combination.

•	adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law or other agreement with respect to the sale of its assets, securities or business.

•	agree to take any of the foregoing actions.

Covenants

The Merger Agreement also contains additional covenants of the parties, including the following:

•	None of Tiger Media, Merger Sub or TBO shall issue any press release or public announcement related to the Merger without the others’ consent, except as required to comply with law or the rules of NYSE;

•	Tiger Media and TBO shall use its respective commercially reasonable efforts to cause the Merger to qualify as a reorganization described in Section 368(a) of the Code. The parties also agreed as to the allocation of taxes for pre- and post-closing periods and responsibility for filing tax returns.

•	Tiger Media and TBO shall promptly furnish to the other parties copies of written communication from or delivered by or to any governmental authority, subject to applicable law;

•	Tiger Media shall use commercially reasonable efforts to increase the board of directors to seven members, and TBO will have the right to designate two directors to Tiger Media’s board of directors as of the effective time of the Merger. Also, Tiger Media shall use commercially reasonable efforts to cause Derek Dubner to be appointed as Co-Chief Executive Officer of Tiger Media along with Peter Tan, current Chief Executive Officer of Tiger Media, and one of the Director designees;

•	Prior to closing, Tiger Media shall afford TBO access to all properties, books, records, contracts and documents of Parent and Merger Sub and an opportunity to make such investigations as they reasonably desire, and shall make the officers, directors, employees, auditors and counsel of Tiger Media and Merger Sub available for consultation as reasonably requested, all subject to the confidentiality agreement between the parties;

•	Prior to Closing TBO shall afford Tiger Media and Merger Sub access to all properties, books, records, contracts and documents of the TBO and its subsidiaries, and an opportunity to make such investigations as they reasonably desire, and shall make their officers, directors, employees, auditors and counsel available for consultation as reasonably requested all subject to the confidentiality agreement between the parties;

•	Tiger Media, TBO and Merger Sub will use commercially reasonable efforts to fulfill the closing conditions in the Merger Agreement and to consummate the transactions contemplated thereby;

•	TBO will give any notices to third parties and will use its commercially reasonable efforts to obtain any third party consents identified in the Merger Agreement;

•	TBO will submit the Merger Agreement for approval by the TBO shareholders in accordance with the requirements of the FBCA and its articles of incorporation;

•	Tiger Media, Merger Sub and TBO will give prompt notice to others of (i) any adverse development causing a breach of its own representations or warranties, (ii) the occurrence of an event that to its knowledge will result or result in the failure of a condition to any other party’s obligation to close, or (iii) any fact, condition or change that such party reasonably believes, individually or in the aggregate, has resulted or is reasonably likely to have a material adverse effect on the disclosing party;

•	TBO will not (and will not cause or permit any of its subsidiaries (a) to solicit, initiate, or encourage any offer or proposal relating to an acquisition transaction from any person other than Tiger Media or (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any other person or entity relating to a possible acquisition transaction;

•	Tiger Media to prepare, file and mail this proxy statement and hold a shareholder meeting to approve the Domestication Proposal and the Share Issuance Proposal;

•	TBO shall use commercially reasonable efforts to provide information required under applicable law for inclusion in the proxy statement, and any such information so provided shall not contain, at the time such proxy statement is filed with the SEC or becomes effective under the Securities Act, any untrue statement of material fact nor omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

•	If the shareholders of Tiger Media approve the Reverse Split Proposal, the Domestication Proposal and the Share Issuance Proposal, Tiger Media shall promptly thereafter, but prior to the effective time of the Merger, make such filings in the Cayman Islands and Delaware as necessary to effect the Domestication and to file the certificate of incorporation for Tiger Media in Delaware in the form attached hereto as Annex B, and shall use commercially reasonably efforts to adopt the bylaws of Tiger Media in the form attached hereto as Annex C;

•	Tiger Media will prepare and file any filings required under the Exchange Act, the Securities Act, or any other laws relating to the Merger Agreement, the Reverse Split, the Domestication and consummation of the Merger, as well as under regulations or as required by the NYSE MKT;

•	Tiger Media shall use its commercially reasonable efforts to take all actions and prepare all filings necessary to be filed with the NYSE MKT in connection with the listing application for the inclusion of Company Common Stock issued or underlying securities issued or assumed in connection with the Merger on the NYSE MKT;

•	TBO shall cause persons identified in Merger Agreement to execute lockup agreements; and

•	TBO shall obtain, at or prior to seeking the shareholder approval described below, a waiver of the right to receive payments that could constitute parachute payments under Section 280G of the internal revenue code from each person or entity whom TBO and/or Tiger Media reasonably believes is, with respect to TBO, a “disqualified individual” (within the meaning of Section 280G of the internal revenue code). Further, TBO shall use its commercially reasonable efforts to obtain the approval by such number of its shareholders as is required by the terms of Section 280G(b)(5)(B) of the internal revenue code so as to render the parachute payments provisions inapplicable to any potential payments.

Additional Agreements and Covenants

Exclusivity

Pursuant to the Merger Agreement, TBO will not (and will not cause or permit any of its subsidiaries to) (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to an acquisition transaction or (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any person or entity (other than Tiger Media or its affiliates) relating to or in connection with a possible acquisition transaction. TBO shall notify Tiger Media immediately if any person or entity makes any proposal, offer, inquiry, or contact with respect to any acquisition transaction, including the identity of the person or entity making or submitting such inquiry, proposal or offer, and the terms thereof (including a copy of any written inquiry, proposal or offer), that is received by TBO, its subsidiaries, any TBO Shareholder or any representative of any of them.

Board Composition

At the effective time of the Merger, Tiger Media will increase the board of directors to seven members, and TBO will have the right to designate two directors to Tiger Media’s board of directors. Derek Dubner will be one of the new directors appointed to Tiger Media’s board. Robert Fried will remain Chairman of the Board.

Conditions to Closing

General Conditions

Consummation of the Merger is subject to conditions, including, among others:

•	Shareholder approval of the Domestication and the Share Issuance Proposal shall have been obtained;

•	All governmental authorities’ approvals required for the consummation of the Merger, if any, shall have been obtained;

•	No temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger shall be in effect.

•	Tiger Media shall have filed all required notices under Rule 10b-17 of the Securities Exchange Act of 1934, as amended, with respect to the Reverse Stock Split.

TBO’s Conditions to Closing of the Merger Agreement

The obligations of TBO to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•	The representations and warranties of Tiger Media and Merger Sub shall be true and correct as of the closing, and Tiger Media and Merger Sub shall have complied with its covenants in the Merger Agreement;

•	The Domestication shall have been completed;

•	The Certificate of Designation establishing the Parent Preferred Stock shall have been filed in the State of Delaware;

•	there shall have been no material adverse effect with respect to Tiger Media; and

•	The Reverse Stock Split shall have occurred.

Tiger Media and Merger Sub’s Conditions to Closing of the Merger Agreement

The obligations of Tiger Media and Merger Sub to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the second paragraph of this section, are conditioned upon each of the following, among other things:

•	The representations and warranties of TBO shall be true and correct as of the closing, and TBO shall have complied with its covenants in the Merger Agreement;

•	there shall have been no material adverse effect with respect to TBO;

•	necessary consents, authorizations and approvals of third parties shall have been obtained;

•	executed lock-up agreements and investor representation letters shall have been delivered to Tiger Media;

•	audited consolidated financial statements of TBO and its subsidiaries as of and for the twelve-month periods ending December 31, 2013 and December 31, 2012 shall have been delivered and been satisfactory to Tiger Media and Merger Sub in their reasonable discretion; and

•	The TBO Recapitalization shall have been completed.

To the extent a waiver of any condition set forth above by any party renders the statements in this proxy statement materially misleading, Tiger Media intends to supplement this proxy statement and resolicit proxies from its stockholders to the extent required by law.

Indemnification

Survival of Representations and Warranties

The representations and warranties of Tiger Media, Merger Sub and TBO contained in the Merger Agreement will survive for a period of 12 months following the Merger. Any claim for indemnification based upon a misrepresentation or breach of warranty pursuant to the Merger Agreement must be asserted in writing before the expiration of such survival period for indemnification to be available therefor.

Indemnification Rights

From and after the Closing of the Merger, Tiger Media has agreed to indemnify each TBO shareholder and its directors and officers, as applicable, from any damages arising from: (a) any misrepresentation or breach of warranty by Tiger Media or Merger Sub contained in the Merger Agreement or any certificate delivered in connection therewith; or (b) any failure to perform any covenant or agreement made or contained in the Merger Agreement.

From and after the Closing of the Merger, Tiger Media, the surviving company in the Merger, and their respective officers and directors shall be indemnified from and against any and all damages arising from (a) any misrepresentation or breach of any warranty of TBO contained in the Merger Agreement or any certificate delivered in connection therewith; (b) any failure of TBO to perform any covenant or agreement made or contained in the Merger Agreement; (c) any Taxes of TBO or its subsidiaries with respect to any tax year or portion thereof ending on or before the closing date (or for any tax year beginning before and ending after the closing date to the extent allocable to the portion of the period beginning before and ending on the closing date); (d) any proceeding brought by a third party based upon, arising out of or relating to the operations, properties, assets or obligations of TBO and its subsidiaries or any of their respective affiliates conducted, existing or arising on or prior to the closing date; and (e) dissenters’, appraisal or similar rights under any law.

Determination of Claims

From and after the Closing, if any claim for indemnification is to be brought by or on behalf of Tiger Media, the surviving company in the Merger, and their respective officers and directors, such claim (and whether or not to bring such claim) shall be determined and approved by a special committee of the Tiger Media’s board of directors consisting solely of directors who are neither (a) affiliated with TBO prior to Closing (as directors, shareholders, management, agents or otherwise) nor (b) nominated for Tiger Media’s board of directors by TBO, its shareholders or management (the “Independent Committee”). Any settlement on behalf of such indemnified party of any such claim shall be determined and approved by the Independent Committee and the shareholders’ representative.

Limitations on Indemnity

An indemnified party shall not be entitled to any recovery for breaches of representations or warranties in the Merger Agreement until the aggregate amount of all such claims exceeds $250,000, and in which case an indemnified party shall be entitled to recover losses in excess of such amount. Furthermore, the maximum aggregate amount of damages which may be recovered pursuant to a claim for indemnification shall not exceed $7,875,000. These limitations on indemnification do not apply to breaches of certain fundamental representations, representations relating to tax, employee benefits and brokers, or to intentional misrepresentation or fraud.

In determining the existence of, and amount of any damages in connection with, a claim for breaches of representations or warranties, all such representations and warranties shall be read without regard and without giving effect to any materiality or material adverse effect or similar qualification contained therein.

Set-Off Rights

Tiger Media may set off and recover against the Earn-Out Shares any damages for which it, the surviving company in the Merger, or their respective officers and directors are entitled to indemnification pursuant to the Merger Agreement. The number of shares to be set off against shall be determined by dividing the amount of indemnifiable damages by the average closing price per share of Company Common Stock on the NYSE MKT for the ten (10) business day period ending on the business day prior to such offset. This right of offset terminates on the first business day following the twelve (12) month anniversary of the closing date, except with respect to a number of Earn-Out Shares reasonably determined by the Independent Committee to be necessary to satisfy any claim pending as of such date.

Sole Remedy

The indemnification set forth in the Merger Agreement, including the offset provisions, shall be the sole remedy of the parties with respect to breaches of representations and warranties following the closing, except in the case of intentional misrepresentations or intentional fraud.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the shareholders of Tiger Media and Merger Sub or approval of the Shareholders of TBO by:

•	mutual written consent of Tiger Media and TBO;

•	By Tiger Media at any time prior to the effective time of the Merger in the event TBO has breached any material representation, warranty, or covenant made by it in the Merger Agreement in any material respect, Tiger Media has notified TBO in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) April 30, 2015, whichever shall be earlier;

•	By TBO at any time prior to the effective time of the Merger in the event Tiger Media or Merger Sub has breached any material representation, warranty, or covenant made by it in the Merger Agreement in any material respect, TBO has notified such party in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) April 30, 2015, whichever shall be earlier;

•	By either TBO or Tiger Media if the effective time of the Merger shall not have occurred on or before the April 30, 2015; provided that the party seeking to terminate shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before April 30, 2015;

•	By either TBO or Tiger Media if any restraining order, injunction, legal restraint, prohibition or other judgment has been issued by any court of competent jurisdiction that has the effect of preventing the consummation of the Merger and such restraint, injunction or prohibition has become final and nonappealable; provided that the party seeking to terminate shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately caused the restraining order, injunction, legal restraint, prohibition or other judgment to have been issued by any court of competent jurisdiction; or

•	By Tiger Media, if the shareholders of TBO have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and TBO’s articles of incorporation by February 24, 2015.

Effect of Termination

In the event of termination of the Merger Agreement, all further obligations (except for restrictions on publicity and obligations of confidentiality and non-disclosure of information) of the parties shall terminate, and no party shall have any liability in respect of such termination except with respect to any breach of the Merger Agreement.

Amendment

The Merger Agreement may be amended at any time by execution of an instrument in writing with the written consent of Tiger Media and TBO.

Shareholders’ Representative

Each of the shareholders of TBO, upon approval of the Merger Agreement and delivery of a letter of transmittal in connection with the exchange of its shares of TBO pursuant to the Merger, will irrevocably appoint and empower, effective from and after the date of the Merger Agreement, Derek Dubner as its representative (the “Representative”), for the benefit of all shareholders of TBO, and the exclusive agent and attorney-in-fact to act on behalf of each such shareholder, and as such will authorize the Representative to act on behalf of such shareholder in connection with the Merger Agreement and to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Tiger Media and the surviving company in the Merger shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the shareholders of TBO.

Regulatory and Other Approvals

The business combination and the transactions contemplated by the Merger Agreement are not subject to any additional foreign, federal or state regulatory requirements or approvals, including the HSR Act, except for (i) filings with the State of Delaware, the State of Florida and the Cayman Islands necessary to effectuate the transactions contemplated by the Domestication and the Merger, (ii) compliance with applicable securities laws and rules and regulations of the SEC and NYSE MKT, including approval of the matters set forth herein, and (iii) approval by TBO shareholders of the Merger.

Recommendation of Tiger Media’s Board of Directors

The Tiger Media board of directors has unanimously recommended a vote for the approval of the Share Issuance Proposal. The affirmative vote of a majority of the votes cast on the proposal at the special meeting is required for approval of the Share Issuance Proposal.

The Tiger Media board of directors unanimously recommends a vote “FOR” the approval of the Share Issuance Proposal.

CERTAIN AGREEMENTS RELATING TO THE BUSINESS COMBINATION

Lock-Up Agreements

At the closing, certain founding shareholders of TBO will enter into lock-up agreements providing that they may not sell or otherwise transfer any shares of Tiger Media or any other securities convertible into or exercisable or exchangeable for shares of Tiger Media that are beneficially owned and/or acquired by them (or underlying any security acquired by them) as of the date of the Merger Agreement or otherwise in connection with the Merger, subject to certain exceptions, for a period of 12 months after the closing date.

Notwithstanding the foregoing, nothing in the lock-up agreement restricts: (a) transfers of shares as a bona fide gift; (b) transfers of shares to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the person signing the lock-up agreement or their immediate family; (c) transfers of shares to any beneficiary of the person signing the lock-up agreement pursuant to a will, trust instrument or other testamentary document or applicable laws of descent; (d) transfers of shares to Tiger Media; (e) transfers of shares to any entity directly or indirectly controlled by or under a common control with the person signing the lock-up agreement; provided that, in the case of any transfer or distribution pursuant to clause (a), (b), (c), or (e) above, each donee, distributee or transferee shall sign and deliver to Tiger Media, prior to such transfer, a lock-up agreement substantially in one of the forms attached as Annex E hereto.

The forms of lock-up agreement are attached as Annex E hereto. We encourage you to read the lock-up agreements in their entirety.

Business Consulting Agreement – Marlin Capital Investments, LLC

On October 13, 2014, TBO entered into a business consulting services agreement with Marlin Capital Investments, LLC (“Marlin Capital”) for a term of four (4) years (the “Marlin Consulting Agreement”). Mr. Brauser is a 50% owner and one of two managers of Marlin Capital. Under the Marlin Consulting Agreement, Marlin Capital serves in the capacity of a strategic advisor to TBO and provides services such as recommendations on organizational structure, capital structure, future financing needs, and business strategy. The Marlin Consulting Agreement provides for equity compensation issued to Marlin in the amount of 10,000,000 RSUs of TBO, which shall vest in four (4) equal, annual increments beginning October 13, 2015 and ending October 13, 2018, provided that one of the Milestones (as hereinafter defined) has been achieved on or before such date, and subject to Marlin Capital providing services on each applicable vesting date. As used in the Marlin Consulting Agreement, “Milestone” means: (i) TBO generating $15 million in revenues over any 12 month period; or (ii) TBO generating $10 million in revenues over any 12 month period and generating positive earnings before interest, taxes, depreciation and amortization (with all stock based compensation not included as an expense) for such 12 month period. However, all unvested RSUs shall immediately vest upon the occurrence of a change of control of TBO, a termination of Marlin Capital without cause, or a termination by Marlin Capital based on a material breach of the Marlin Consulting Agreement by TBO. Mr. Brauser was a key founder and investor of TBO and serves as its executive chairman and is one of its two directors.

As used in the Marlin Consulting Agreement, “cause” means any of the following acts or omissions, taken or omitted by Marlin Capital or any member or employee thereof providing services thereunder:

•	material breach of any obligations under the agreement or of company policies, if such breach is not cured within 30 days following delivery of written notice specifying and detailing the breach complained of and demanding its cure.

•	failure to substantially perform services thereunder for any reason, including due to death or incapacity;

•	an act of fraud, embezzlement, or theft relating to the company which causes material harm, or any conviction of a felony related to the Company during the term;

•	disclosure of the company’s confidential information contrary to company’s policies or in violation of the agreement.

The Marlin Consulting Agreement is attached as Annex F. We encourage you to read the Marlin Consulting Agreement in its entirety.

Palladium Warrant

In connection with Palladium Capital Advisors, LLC’s (“Palladium Capital”) engagement as placement agent for TBO in November 2014, Palladium Capital was granted a warrant to purchase 140,000 shares of TBO Common Stock on December 2, 2014 (the “Warrant”). The exercise price of the Warrant is $0.50 per share, subject to adjustment (the “Exercise Price”). The Warrant is vested and shall be exercisable at any time by Palladium Capital as of December 2, 2014 and ending at 5:00 p.m., New York, New York time, December 2, 2019 (the “Exercise Period”). The Warrant terminates automatically and immediately upon the expiration of the Exercise Period. The Warrant may be exercised, in whole or in part, at any time and from time to time during the Exercise Period. Such exercise shall be accomplished by tender of cash consideration to TBO of an amount equal to the Exercise Price multiplied by the number of underlying shares being purchased. Palladium Capital’s right to exercise the Warrant is subject to compliance with any applicable laws and rules including Section 5 of the Securities Act of 1933, as amended.

As a result of the TBO Recapitalization, following the Merger the Warrant will represent Palladium’s right to purchase 28,000 shares of Company Common Stock at an exercise price of $2.50 per share.

The Warrant is attached as Annex G. We encourage you to read the Warrant in its entirety.

Employment Agreement – Derek Dubner

On October 2, 2014, TBO entered into an employment agreement with Derek Dubner (the “Dubner Employment Agreement”). Mr. Dubner serves as the Chief Executive Officer of TBO and earns an annual base salary of $200,000.00. Dubner’s Employment Agreement continues through September 30, 2016, unless terminated sooner. If Mr. Dubner’s employment is terminated by TBO without cause as defined in the Dubner Employment Agreement or by Mr. Dubner for good reason, Mr. Dubner is entitled to a severance in the amount equal to his base salary for the remainder of the term. The definition of “good reason” includes a material diminution in his overall responsibilities, a reduction in his compensation without his prior written consent, a request by TBO encouraging Mr. Dubner to participate in an unlawful act, and TBO’s breach of a material term of the Dubner Employment Agreement.

Under the Dubner Employment Agreement, Mr. Dubner is entitled to receive the following bonuses: (a) an amount no less than $100,000.00 upon the consummation of the TBO’s sale, merger, consolidation, share exchange or like transaction with a publicly-traded entity, and (b) $150,000.00 upon TBO raising of the first $5 million in any financing or series of related financings post-closing of the transaction. Additionally, Mr. Dubner received 2,000,000 RSUs, vesting quarterly during the term of the agreement, and immediately upon change in control of TBO. For vesting purposes, the Merger is not considered a change in control of TBO. TBO may terminate the Dubner Employment Agreement if there is an adverse ruling against Mr. Dubner pursuant to an action brought on by TransUnion alleging Mr. Dubner’s employment with TBO is a breach of Mr. Dubner’s confidentiality or fiduciary obligations to TransUnion or TLO, provided that TBO pay Mr. Dubner his base salary for the remainder of his term. TBO also agreed to indemnify Mr. Dubner against expenses incurred in connection with such an action.

As a result of the TBO Recapitalization, following the Merger Mr. Dubner’s RSUs will represent Mr. Dubner’s right to receive 400,000 shares of Company Common Stock.

The form of Mr. Dubner’s RSU is attached as Annex H. We encourage you to read the RSU in its entirety.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

Scope of this Disclosure

The following discussion sets forth certain material United States federal income tax consequences of the Reverse Split, Domestication and the Merger to Tiger Media, Tiger Media - Delaware (as defined below), and U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of their shares of stock in Tiger Media and Tiger Media - Delaware, as well as certain of the expected material federal income tax (and in addition, with respect to Non-U.S. Holders, U.S. federal estate tax) consequences of the ownership and disposition of the Tiger Media - Delaware Shares. As used herein, the term “Tiger Media - Delaware” means Tiger Media after the Domestication has been completed.

This discussion does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of United States tax consequences does not address the tax treatment of special classes of holders, such as:

•	U.S. expatriates;

•	persons who mark-to-market stock or securities;

•	pass-through entities or owners of such entities;

•	U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	holders who receive Tiger Media or Tiger Media - Delaware stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding Tiger Media or Tiger Media - Delaware stock through any retirement plan;

•	persons holding Tiger Media or Tiger Media - Delaware stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or any integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	tax-exempt organizations; and

•	non-U.S. shareholders (as defined below, and except as otherwise expressly discussed below).

It is assumed in this discussion that you hold Tiger Media Shares and/or Tiger Media - Delaware Shares as a capital asset within the meaning of the Code. This discussion is also based on the assumption that the Domestication and the Merger take place as described in the Merger Agreement and that the factual representations contained therein, and otherwise received from Tiger Media, TBO, and Tiger Media - Delaware are true without regard to any “knowledge” or “materiality” qualifier contained therein. This discussion is based on current provisions of the Code, United States Treasury Regulations, judicial opinions, published positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this proxy circular and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not give a detailed discussion of any state, local or foreign tax considerations. You are urged to consult your tax advisor about the United States federal tax consequences of acquiring, holding, and disposing of the Tiger Media Shares and Tiger Media - Delaware Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

Tiger Media has not sought, and will not seek, a ruling from the IRS as to any U.S. federal income or estate tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Tiger Media Shares and/or Tiger Media - Delaware Shares that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is taxable in the United States regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a United States Court and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, that is treated as a partnership for United States federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares, generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of Tiger Media Shares and/or Tiger Media - Delaware Shares who is not a U.S. Holder is referred to below as a “Non-U.S. Holder.”

Tax Consequences of the Reverse Split to U.S. Holders

The Reverse Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss should be recognized by a U.S. Holder upon the Reverse Split. Accordingly, the aggregate tax basis in the Tiger Media shares held by a U.S. Holder immediately after the Reverse Split should equal the aggregate tax basis in the Tiger Media shares of said U.S. Holder immediately prior to the Reverse Split, and the holding period of the Tiger Media shares held by a U.S. Holder after the Reverse Split should include the holding period of the Tiger Media shares of said U.S. Holder prior to the Reverse Split.

Tax Consequences of the Domestication to Tiger Media

For United States federal income tax purposes, the Domestication should constitute a reorganization within the meaning of Code Section 368(a) and should not represent a taxable transaction to Tiger Media for United States federal income tax purposes. Tiger Media will effectively be treated as a United States corporation for United States federal income tax purposes upon the effective date of the Certificate of Domestication under the laws of the State of Delaware, even if other events may need to occur under Cayman law in order for the Domestication to be completed. Accordingly, Tiger Media - Delaware will be subject to tax in the U.S. on its worldwide income. The maximum U.S. federal corporate income tax rate currently is 35%, and state level taxes, to the extent applicable, would be in addition to U.S. federal taxes. Losses incurred by Tiger Media and its subsidiaries prior to the Domestication cannot be used to reduce U.S. tax liabilities after the Domestication.

Tax Consequences of the Merger to Tiger Media - Delaware and Tiger Media

For United States federal income tax purposes, the Merger should constitute a reorganization within the meaning of Code Section 368(a) and should not represent a taxable transaction to Tiger Media, Tiger Media - Delaware or Merger Sub.

Tax Consequences of the Domestication and the Merger to U.S. Holders

Notwithstanding the fact that the Domestication will qualify as a reorganization for United States federal income tax purposes, U.S. Holders may recognize income and gain in the Domestication as provided below in “Domestication - Effects of Code Section 367.” A U.S. Holder will not recognize loss as a result of the Domestication. Income and gain may also be recognized if Tiger Media is a passive foreign investment company, but Tiger Media has determined that it is not a passive foreign investment company, as discussed below in “Domestication - Passive Foreign Investment Company Considerations.”

Domestication – Effects of Code Section 367

Code Section 367 applies to certain non-recognition transactions involving non-U.S. corporations such as Tiger Media. Code Section 367 has the effect of imposing income tax on U.S. Holders in connection with transactions that would otherwise be tax free. Code Section 367 applies to the Domestication as discussed below.

All earnings and profits amount. As described below, U.S. Holders may be required to include in their taxable income the “all earnings and profits amount” of Tiger Media attributable to said U.S. Holders’ stock in Tiger Media during their holding period of Tiger Media stock. The term “all earnings and profits amount” for this purpose means the net positive earnings and profits (if any) of Tiger Media, determined according to principles substantially similar to those applicable to United States corporations, and taking into account certain adjustments. Tiger Media has a substantial accumulated deficit and has determined that it’s all earnings and profits amount is zero. Accordingly, the amount of any dividend income inclusion discussed below relating to the all earnings and profits amount should be zero. If, contrary to the foregoing, it is determined that Tiger Media has a positive all earnings and profits amount, then the amount of the dividend income inclusion of a U.S. Holder relating to the all earnings and profits amount will be the portion of Tiger Media’s all earnings and profits amount allocable to the Tiger Media shares held by the U.S. Holder during the U.S. Holder’s holding period in the shares. In such case Tiger Media will provide information to affected U.S. Holders to determine the all earnings and profits amount attributable to their shares in Tiger Media.

Treatment of 10% U.S. Shareholders. As a result of the Domestication, U.S. Holders who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of Tiger Media, (each a “10% U.S. Shareholder,”) are required to recognize as dividend income the all earnings and profits amount with respect to said U.S. Holders’ stock in Tiger Media. As discussed above, Tiger Media has determined that this amount is zero and that 10% U.S. Shareholders will therefore not have dividend income as a result of the all earnings and profits amount. See the discussion above regarding the all earnings and profits amount for consequences if it is determined that Tiger Media has a positive all earnings and profits amount.

Applicable U.S. Treasury Regulations also require that certain notices be provided to the IRS by U.S. Holders with respect to the Domestication. U.S. Holders and their tax return preparers should refer to U.S. Treasury Regulations Section 1.367(b)-1 for this purpose.

Treatment of U.S. Holders that are not 10% U.S. Shareholders – additional actions may be needed. A U.S. Holder that is not a 10% U.S. Shareholder, absent making an election discussed below to include the all earnings and profits amount attributable to such U.S. Holder’s Tiger Media shares in income (a “Deemed Dividend Election”) must recognize gain, but will not recognize any loss, on said U.S. Holder’s Tiger Media shares if such shares have a fair market value of $50,000 or more on the date of the exchange and the fair market value of Tiger Media - Delaware Shares received in the exchange exceeds the U.S. Holder’s tax basis of the Tiger Media Shares surrendered in the exchange.

Pursuant to U.S. Treasury Regulations Section 1.367(b) – 3(c)(3), a U.S. Holder can make the Deemed Dividend Election to instead include in income as a dividend the all earnings and profits amount attributable to the Tiger Media shares owned by such U.S. Holder. If a U.S. Holder makes such an election, then such holder should not recognize any gain on the exchange under Code Section 367. A Deemed Dividend Election can be made only if Tiger Media (or Tiger Media - Delaware) gives the U.S. Holder the information which provides the all earnings and profits amount for such holder and such holder makes the Deemed Dividend Election and files certain notices with such holder’s federal income tax return for the year in which the exchange occurred. Tiger Media has determined that all its earnings and profits amount is zero and that the all earnings and profits amount for all U.S. Holders is zero. Unless a U.S. Holder who is not a 10% U.S. Shareholder makes the Deemed Dividend Election described herein, such U.S. Holder will have taxable income equal to the gain described above if the Tiger Media - Delaware shares it holds have a value of $50,000 or more. See the discussion above regarding the all earnings and profits amount for consequences if it is determined that Tiger Media has a positive all earnings and profits amount. U.S. Holders should consult with their own tax advisors regarding whether to make the Deemed Dividend Election and, if advisable, the appropriate filing requirements with respect to this election.

A U.S. Holder that is not a 10% U.S. Shareholder and owns Tiger Media shares with a fair market value of less than $50,000 on the day of the exchange should not be subject to tax on the Domestication and does not need to make the Deemed Dividend Election in order to achieve this result.

Applicable U.S. Treasury Regulations also require that certain notices be provided to the IRS by U.S. Holders with respect to the Domestication. U.S. Holders and their tax return preparers should refer to U.S. Treasury Regulations Section 1.367(b)-1 for this purpose.

Domestication – Passive Foreign Investment Company Considerations

The Domestication would be a taxable event to U.S. Holders if Tiger Media is classified as a passive foreign investment company, (a “PFIC”). Generally, a foreign corporation is a PFIC if 75% or more of its gross income for its taxable year is passive income or if, on average for such taxable year, 50% or more of the value of its assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes certain dividends, interest, rents, royalties and certain other types of income. For purposes of these rules, Tiger Media would be considered to own the assets of and recognize the income of any subsidiary corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership. If a foreign corporation is classified as a PFIC during a U.S. Holder’s holding period for stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that stockholder.

If Tiger Media is classified as a PFIC, a U.S. Holder generally would be subject to the following consequences: the U.S. Holder will have a taxable gain to the extent the fair market value of U.S. Holder’s shares in Tiger Media - Delaware exceed the tax basis of said U.S. Holder in Tiger Media shares; the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. Holder recognized the gain or to any prior taxable year will be taxed as ordinary income; the amount allocated to prior taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year. These consequences may be mitigated if the U.S. Holder were to make certain elections regarding ownership of Tiger Media shares, but if such elections are not timely made for the first year of the U.S. Holder’s holding period in Tiger Media shares, such elections would have the effect of a deemed sale of Tiger Media shares at fair market value and such deemed sale would be subject to the adverse tax consequences described above.

Tiger Media has determined that it is not and has not ever been a PFIC, and that the adverse tax consequences described above with respect to PFICs should not apply to the Domestication. If, contrary to the foregoing, it is determined that Tiger Media currently is a PFIC or has previously been a PFIC during the period in which a U.S. Holder has held Tiger Media shares, then the adverse tax consequences described above would be applicable to said U.S. Holder as a result of the Domestication.

Domestication – Basis and Holding Period Considerations

The tax basis of Tiger Media - Delaware Shares received by a Tiger Media U.S. Holder in the exchange will equal his or her tax basis in its Tiger Media Shares surrendered in the exchange increased by any gain recognized by such U.S. Holder in the exchange or the “all earnings and profits amount” included in the income of such U.S. Holder. The holding period for the Tiger Media - Delaware Shares will be the same as the U.S. Holder’s holding period for the Tiger Media Shares surrendered in the exchange, provided that the shares were held as a capital asset.

The Merger

The Merger will have no tax consequences to U.S. Holders of Tiger Media Shares and/or Tiger Media - Delaware Shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the shares of Tiger Media - Delaware stock and the proceeds from the sale, exchange or other disposition of shares of New Tiger stock that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless a U.S. Holder is an exempt recipient and appropriately establishes that exemption. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Domestication and Merger

The exchange of Tiger Media Shares for Tiger Media - Delaware Shares by a Non-U.S. Holder in the Domestication should not be a taxable transaction for such holder for United States federal income tax purposes. The tax basis of Tiger Media - Delaware Shares received by a Tiger Media Non-U.S. Holder in the exchange should equal his or her tax basis in its Tiger Media Shares surrendered in the exchange. The Merger should have no United States federal income tax consequences to Non-U.S. Holders of Tiger Media Shares and/or Tiger Media - Delaware Shares.

Dividends

If Tiger Media - Delaware pays dividends on shares of its stock, such dividends paid to Non-U.S. Holders will generally be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, provided Tiger Media - Delaware has received proper certification on appropriate IRS forms of the application of such income tax treaty. A Non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their eligibility for claiming benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S.

Holders. In that case, Tiger Media - Delaware will not have to withhold United States federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

A non-U.S. Holder of Tiger Media - Delaware stock or of the Series A Preferred Stock or our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding applicable to U.S. Shareholders (see “U.S. Shareholders - Information Reporting and Backup Withholding”, above) for dividends will be required to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Series A Preferred Stock or our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. Shareholders that are pass-through entities rather than corporations or individuals, and also with respect to shares of Series A Preferred Stock or our common stock held through certain foreign financial entities and other foreign entities (see “Withholdable Payments to Foreign Financial Entities and Other Foreign Entities” below). If you are a non-U.S. shareholder, we and other payors are required to report payments of dividends on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding.

Gain on Disposition

A Non-U.S. Holder generally will not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of Tiger Media - Delaware Shares unless any one of the following is true:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition (or such other period as specified in an applicable income tax treaty) and certain other requirements are met; or

•	Tiger Media - Delaware is a U.S. real property holding corporation at any time during the shorter of the period during which such Non-U.S. Holder holds the Tiger Media - Delaware Shares or within the five-year period preceding a disposition of Tiger Media - Delaware Shares (unless the class of said Tiger Media - Delaware shares is regularly traded on an established securities market and the Non-U.S. Holder holds 5 percent or less of such class of shares). A U.S. real property holding corporation for this purpose generally is a corporation if the fair market value of it United States real property interests equals or exceeds 50% of the fair market value of the sum of its real property interests plus any other of its assets which are used or held for use in a trade or business. Tiger Media has determined that is not and has never been a U.S. real property holding corporation and does not currently expect that Tiger Media - Delaware will be, at the time of the Domestication or thereafter, a U.S. real property holding corporation. If the composition of Tiger Media - Delaware’s assets changes from what is currently intended and the 50% test described above is met, then Tiger Media - Delaware would become a U.S. real property holding corporation.

U.S. Federal Estate Taxes

Tiger Media - Delaware Shares owned or treated as owned by an individual who at the time of death is a Non-U.S. Holder will be included in his or her taxable estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, Tiger Media - Delaware must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence or establishment.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. status on an appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Stock Held by or through Foreign Entities

The Code and Treasury regulations generally impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of Tiger Media - Delaware stock, paid to a “foreign financial institution” (as defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), unless such institution otherwise qualifies for an exemption under these rules. A U.S. federal withholding tax of 30% also generally applies to dividends and the gross proceeds of a disposition of Tiger Media - Delaware stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any “substantial United States owners” (as defined under these rules) or furnishes identifying information regarding each substantial United States owner, unless such entity otherwise qualifies for an exemption under these rules. The withholding obligations under these rules with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Thus, if you hold Tiger Media - Delaware stock through a foreign financial institution or foreign entity, all or a portion of any payments made to you with respect to Tiger Media - Delaware stock may be subject to 30% withholding. You are encouraged to consult with your tax advisors regarding the possible implications of these rules on an investment in Tiger Media - Delaware stock.

The U.S. federal income and estate tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Tiger Media shareholders should consult their own tax advisors with respect to the tax consequences to them of the Domestication and the Merger and the acquisition, ownership, and disposition of Tiger Media - Delaware Shares, including the tax consequences under United States federal, state, local, foreign and other tax laws, and the possible effects of changes such tax laws.

THE ADJOURNMENT PROPOSAL

This proposal allows the Tiger Media board of directors to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve any of the Domestication Proposal, Tiger Media and the Share Issuance Proposal.

If this proposal is not approved by Tiger Media stockholders, its board of directors may not be able to adjourn the special meeting to a later date in the event there are not sufficient votes at the time of the special meeting to approve any of the proposals.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of Tiger Media’s common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, but broker non-votes will have no effect on the approval of the proposal.

Recommendation of Tiger Media’s Board of Directors

The Tiger Media board of directors has unanimously recommended a vote for the approval of the Adjournment Proposal. The affirmative vote of holders of a majority of the voting power of Tiger Media’s ordinary shares, represented in person or by proxy at the meeting, is required for approval of the Adjournment Proposal.

The Tiger Media board of directors unanimously recommends a vote “FOR” the approval of the Adjournment Proposal.

INFORMATION ABOUT TBO

Business Overview

TBO was formed as a corporation on September 22, 2014 in the state of Florida as a holding company to serve as a vehicle for acquisition of operating businesses and valuable and proprietary technology assets across various industries. Such assets are utilized to provide services including analytics, marketing and risk mitigation solutions.

Acquisition of Interactive Data

The key founders of TBO had previously identified Interactive Data as a prospective target business and commenced negotiations in July 2014. Interactive Data is a data solutions provider, historically delivering data products and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery for over a decade. Interactive Data has served a niche segment of the risk management industry, consisting of collection agencies, collection law firms, and debt buyers. Interactive Data has recently expanded the executive leadership team, adding significant industry experience.

On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data through a Securities Purchase Agreement between TBO, John O. Schaeffer (“Schaeffer”) and WHP Solutions, LLC (“WHP”). The aggregate purchase price for the securities purchased consisted of $5,760,000 in cash and 100 shares of TBO preferred stock, which have since converted into 1,422,222 shares of TBO Common Stock. The stock consideration was paid entirely to Schaeffer, founder of Interactive Data and 40% interest holder at the time of the acquisition, who also received $1.92 million of the cash consideration, with the remainder being paid to WHP. The purchase price was subject to adjustment to the extent working capital as of the closing was greater than or less than $0. As a result of the post-closing adjustment, an additional $508,767 in cash was paid to Schaeffer and WHP with an additional $51,594 due upon the earlier of TBO’s realization of prepaid tax credit or September 30, 2015. In addition, TBO entered into a two year employment agreement with Schaeffer, effective as of the closing date, with Schaeffer to serve as a Senior Executive of TBO and General Manager of Interactive Data.

TBO Private Placement

On December 4, 2014, TBO closed on a Stock Purchase Agreement with various investors. Under the Stock Purchase Agreement, TBO sold 12,360,000 shares of TBO Common Stock of the Company at $0.50 per share on a “best efforts” basis for an aggregate of $6,094,338 in net proceeds after deducting discounts and expenses. In addition to paying Palladium $70,000, TBO issued it warrants to purchase 140,000 shares of common stock at $0.50 per share.

Interactive Data’s current products are:

•	Right party contact information

•	Data verification and appends for compliance purposes

•	Identity verification (idiTRUST)

Interactive Data’s products currently in development are:

•	idiBASIC

•	idiCORE

Interactive Data markets and distributes their products through a direct sales force to:

•	End-users

•	System integrators

Future market and distribution of Interactive Data products will include:

•	Value added resellers

Interactive Data’s end-user customers include:

•	Third party collections agencies

•	Collections law firms

•	Debt buyers

Industry Background

“Big Data” analytics is the process of examining large and complex data sets to uncover hidden patterns, unknown correlations and other useful information that can be used to make better decisions. A segment of Big Data, “Data Fusion” is the primary service product for risk management associated with key purchasers such as banking and financial services companies, collection agencies, law firms, law enforcement agencies, insurance providers, process servers, private investigators, bail bond companies, and government agencies. Key use cases include, but are not limited to, obtaining information on consumers, businesses and assets (and their interrelationships) to facilitate the location of individuals, identity verification, and to support criminal, legal, financial, insurance, and corporate investigations and due diligence.

The Market

Risk Management

Faced with business, legislative and regulatory compliance, businesses rely on service providers to help identify, assess and mitigate risks. In addition, service providers verify, enhance and add to businesses’ current knowledge of individuals, businesses, assets and the interrelationships to support their operations and revenue generating initiatives.

Marketing & Data Analytics

Marketing and data analytics gathers information across all channels and consolidates it into a common view. From this common view, businesses can receive actionable results that provide invaluable assistance in driving marketing and other business efforts forward.

Concentration of Sales

Historically, as a result of capital constraints, Interactive Data has engaged in limited sales and marketing efforts and has served the ARM segment of the risk management market. Sales to customers within the ARM market accounted for approximately 95% of Interactive Data’s revenue for the nine months ended September 30, 2014 and approximately 95% for the year ended December 31, 2013. Interactive Data expects to continue to derive a substantial portion of its revenue from the ARM market. Although it anticipates future diversification into multiple markets, there is no guarantee it will be able to penetrate additional markets and as a result will continue to be highly concentrated in the ARM market.

Products

Right Party Contact Information

Right party contact information relates to information surrounding a consumer that enables a business to locate and/or contact such individual. Traditionally, Interactive Data has provided this service primarily to entities involved in consumer collections efforts. By utilizing both public and private data sources, Interactive Data appends contact information to consumer data that is provided to Interactive Data by the customer. This contact information includes current address, phone number and place of employment information.

Data Verification and Appends for Compliance Purposes

As the majority of Interactive Data’s customers operate in regulated industries, they are required to comply with various governmental mandates. These compliance efforts include verification of and identification of variables surrounding data and their subsequent use of such data. Interactive Data verifies and provides data related to:

•	Bankruptcies

•	Phone type identification (e.g. wireless, landline, VOIP)

•	Military service

•	Death information

Identity Verification (idiTRUST)

A recent (2015) product addition, idiTRUST caters to financial institutions that are required to perform KYC (Know Your Customer) functions during the process of onboarding new customers, and other corporate entities that look to mitigate risk by performing fraud prevention functions prior to onboarding customers or finalizing a transaction.

All of Interactive Data’s solutions are supplied to customers through various distribution methods including batch processing (sending and receiving of flat files containing multiple consumer records), API (application programming interface), and a direct online interface.

Product Development

The data fusion industry is characterized by rapidly changing technology, standards and customer demands all shaped by the current state of the economy. Interactive Data’s future success depends in large part upon the timely release of their next generation data fusion engine that will allow them to deliver new technologically advanced products that meet industry standards, perform successfully and simplify the users’ tasks so that they can do more with fewer resources.

Sales, Marketing and Customers

Inside Sales

Interactive Data’s rapidly expanding inside sales team is tasked with cultivating relationships with, and ultimately closing business with, their end user markets. Inside sales professionals are experienced, relationship-based sellers with experience identifying customers’ needs and clearly explaining and defining products that provide solutions to those needs.

Outside Sales

While the majority of Interactive Data’s direct sales efforts will continue to be supported through professional inside sales staff, major accounts within certain industries dictate a more personal, face-to-face sales approach. Interactive Data is currently expanding their sales organization to include outside sales professionals to meet this need.

Distributors and Resellers

In conjunction with direct to end-user sales efforts, Interactive Data will engage value-added distributors and resellers that have significant foothold in many of industries that Interactive Data has not historically served. Doing so, allows Interactive Data to more rapidly penetrate these markets while also significantly reducing overhead associated with direct sales and support efforts.

Marketing

Interactive Data has implemented several methods to market its products, including participation in trade shows and seminars, advertising, distribution of sales literature and product specifications and ongoing communication with prospective clients, distributors and resellers and Interactive Data’s installed base of current end-user customers.

Competition

Competition in the data fusion industry centers around innovation, product stability, pricing, and customer service. Interactive Data believes that it is well-positioned to effectively compete on all fronts.

It should be noted that some of Interactive Data’s competitors have substantially greater financial, technical, sales and marketing resources, better name recognition and a larger customer base. Even if Interactive Data does introduce advanced products that meet evolving customer requirements in a timely manner, there can be no assurance that its new products will gain market acceptance.

Certain companies in the data fusion industry have expanded their product lines or technologies in recent years as a result of acquisitions. Further, more companies have developed products which conform to existing and emerging industry standards and have sought to compete on the basis of price. Interactive Data anticipates increased competition from large data fusion vendors. Increased competition in the data fusion industry could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on Interactive Data’s business, operating results and financial condition. There can be no assurance that Interactive Data will be able to compete successfully in the future with current or new competitors.

Employees

As of September 30, 2014, Interactive Data employed a total of 9 full time persons, including 2 in sales and marketing, 5 in executive and administration and 2 in infrastructure. None of its employees are represented by a labor organization, and they are not a party to any collective bargaining agreement. Interactive Data has not experienced any work stoppages and consider our relations with our employees to be good. Competition in the recruiting of personnel in the data fusion industry is intense. Interactive Data believes that its future success will depend in part on its continued ability to hire, motivate and retain qualified sales and marketing, executive and administrative and technical personnel. To date, Interactive Data has not experienced significant difficulties in attracting or retaining qualified employees.

Corporate Organization and Operating History

Corporate Organization

TBO is a Florida corporation formed on September 22, 2014. TBO’s headquarters are in Boca Raton, Florida. Michael Brauser serves as Executive Chairman, James Reilly serves as President and Chief Operating Officer, Derek Dubner serves as Chief Executive Officer and Secretary, and Ole Poulsen serves as Chief Science Officer. The Board of Directors of TBO is comprised of two members: Michael Brauser and Barry Honig.

TBO’s executive leadership represents solid experience in the industry and is led by Mr. Brauser who acts as executive chairman. Mr. Brauser has demonstrated success as an investor and operator in the data fusion market. Mr. Brauser had previously successfully invested in the leading company in the data fusion industry. Mr. Brauser has built market-leading companies with revenues totaling over $2 billion.

Chief Science Officer of TBO, Mr. Poulsen, was primary systems architect of the data fusion industry’s leading products. The products that Mr. Poulsen designed led to the sales of multiple companies totaling over $1 billion in the aggregate.

Interactive Data is a Georgia limited liability company formed on October 3, 2001. Interactive Data’s headquarters are in Duluth, Georgia. Interactive Data is managed by its sole member, TBO.

Intellectual Property and Licenses

Interactive Data’s success and its ability to compete are highly dependent upon its proprietary technology. Interactive Data principally relies upon a combination of contractual right and trade secrets to establish and protect proprietary rights in their products. Interactive Data has also entered into non-disclosure agreements with its suppliers, resellers and certain customers to limit access to and disclosure of proprietary information. There can be no assurance that the steps taken by Interactive Data to protect its intellectual property will be adequate to prevent misappropriation of its technology or that its competitors will not independently develop technologies that are substantially equivalent or superior to its technology.

As of the date of this proxy statement, Interactive Data uses data acquired through licensing rights from approximately 12 providers. The loss of any one of these providers could have an immediate near-term impact on Interactive Data’s financial position, results of operations, and liquidity.

ID’s proprietary technology includes:

•	Right Party Contact Solutions by Batch

•	Right Party Contact Solutions by Online

•	Right Party Contact Solutions by API Integration

On October 14, 2014, TBO entered into an Intellectual Property Purchase Agreement (the “IP Agreement”), whereby TBO purchased all right, title and interest in certain intellectual property, including inventions, computer programs and software (collectively “Purchased IP”), from Ole Poulsen for a combination of cash and royalties as defined in the IP Agreement.

Regulatory Matters

The business combination and the transactions contemplated by the Merger Agreement are not subject to any additional foreign, federal or state regulatory requirements or approvals, including the HSR Act, except for (i) filings with the State of Delaware, the State of Florida and the Cayman Islands necessary to effectuate the transactions contemplated by the Domestication and the Merger, (ii) compliance with applicable securities laws and rules and regulations of the SEC and NYSE MKT, including approval of the matters set forth herein, and (iii) approval by TBO shareholders of the Merger.

Facilities

Interactive Data leases its three thousand (3,000) square foot office facility, located at 3057 Peachtree Industrial Blvd, Suite 100, Duluth, Georgia 30097, under a non-cancelable operating lease that expires on December 31, 2015. The lease is automatically extended for successive one year terms at a 3% escalation rate unless notice is given by either party of their intent not to renew.

Interactive Data leases space at a co-location facility, located at 300 Satellite Blvd. NW, Suwanee, Georgia 30024, under a non-cancelable operating lease that expires on July 31, 2015. This co-location facility houses the server infrastructure for the Interactive Data’s products.

On December 3, 2014, TBO entered into a ninety-one (91) month lease to occupy ten thousand seven hundred and forty-five (10,745) rentable square feet at the premises located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431. Within sixty (60) days of the execution of the lease, TBO shall deliver to Landlord a Letter of Credit in the amount of three hundred thousand dollars ($300,000) in accordance with the Letter of Credit Section of the lease. The commencement date will be the earlier to occur of (a) the date when TBO takes possession of any part of the space for the conduct of its business, or (b) the date of substantial completion of the Tenant Improvements. The commencement date is estimated to be on or about April 1, 2015. TBO’s office is presently located in temporary space in the same building awaiting commencement of the lease.

On December 30, 2014, TBO entered into a thirty-eight (38) month lease to occupy two thousand seven hundred and eighty-eight (2,788) rentable square feet at the premises located at 101 Yesler Way, Seattle, Washington 98104. The premises will serve as TBO’s technology office. The commencement date will be the date of substantial completion of the Tenant Improvements. The commencement date is estimated to be on or about February 1, 2015.

Legal Proceedings

TBO may be involved in litigation from time to time in the ordinary course of business. TBO does not believe that the ultimate resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. However, the results of these matters cannot be predicted with certainty and

TBO cannot assure you that the ultimate resolution of any legal or administrative proceeding or dispute will not have a material adverse effect on its business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR TBO AND INTERACTIVE DATA

You should read the following discussion and analysis of the financial condition and results of operations of TBO and Interactive Data in conjunction with TBO’s and Interactive Data’s financial statements and related notes included elsewhere in this proxy statement. This discussion may contain forward-looking statements based on current expectations involving risks and uncertainties. TBO’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement.

Historically, Interactive Data has provided data solutions and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery. Interactive Data is now targeting the entirety of the risk management market, including expansion into FCRA (Fair Credit Reporting Act) regulated data, non-regulated data, and marketing and data analytics. Transforming the way organizations use their data, the Interactive Data’s next generation supercomputer technology and proprietary linking and assessment algorithms solves complex, large scale data problems for its customers.

Interactive Data’s revenues have been fairly consistent over the past few years due primarily to its recurring batch based customers in the ARM market. Interactive Data provides value for its customers as a niche provider versus some of the larger industry leaders having built its customer base to approximately 525 customers with no one customer accounting for more than 3% of its total revenue for the nine months ended September 30, 2014. As Interactive Data’s compensation costs represent approximately 54.5% of its total operating expense for the nine months ended September 30, 2014, compared to 48.0% for the nine months ended September 30, 2013, it has kept operational expenses under control by managing its headcount and leveraging contract resources for its programming and infrastructure needs when full-time personnel were not needed.

In order for Interactive Data to grow its business and expand into additional markets, it must generate and sustain sufficient operating profits and cash flow in future periods. This will require Interactive Data to generate additional sales from new products currently under development. Interactive Data has begun building out its sales organization to drive current products in the market place and in anticipation of upcoming new product releases. Interactive Data will incur increased compensation expenses for its sales and marketing, executive and administrative, and infrastructure related persons as it increases headcount in the next twelve months.

Interactive Data’s gross margins have remained consistent at 62.4% for the nine months ended September 30, 2014, compared to 61.5% for the nine months ended September 30, 2013. Interactive Data uses data acquired through licensing rights which makes up the majority of its costs of revenue. The data is a mix of transactional based costs (i.e., paying for each incremental use), bulk costs (i.e., a flat fee for unlimited use), and a hybrid (i.e., both transactional and flat). Interactive Data continually evaluates its data resources to create the most cost effective structure, based on current product and customer trends, of its cost of revenue, trying to leverage flat fee data agreements, where appropriate, to increase its incremental margins.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations are based upon TBO and Interactive Data’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires TBO and Interactive Data to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, TBO and Interactive Data evaluates their estimates, including those related to bad debts, income taxes, and contingencies. They base their estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

TBO and Interactive Data believe the following critical accounting policies affect their more significant judgments and estimates used in the preparation of their financial statements.

Revenue Recognition

Interactive Data generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or a service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is generally recognized on (a) a transactional basis determined by the customers’ usage, (b) a monthly fee or (c) a combination of both.

Revenues pursuant to contracts containing a monthly fee are generally recognized ratably over the contract period, which is generally one (1) year. Revenues pursuant to transactions determined by the customers’ usage are recognized when the transaction is complete. Costs associated with separately priced customer service contracts are generally recognized as follows: (a) costs are expensed as incurred; and (b) losses are recognized on contracts where the expected future costs exceed expected future revenue. No such loss contracts exist at September 30, 2014.

As of September 30, 2014, deferred revenue totaled $140,535, all of which all is expected to be realized in the remainder of 2014 and 2015.

Interactive Data sells its products, generally on credit, to a limited number of customers. Each of these customers is considered significant, however, no single customer accounts for more than 3% of revenues. Interactive Data’s normal payment terms offered to customers, distributors and resellers are due upon receipt. Rarely do Interactive Data extend payment terms beyond their normal terms.

Allowances for Doubtful Accounts

Interactive Data maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management determines whether an allowance needs to be provided for an amount due from a customer depending on the aging of the individual balances receivable, recent payment history, contractual terms and other qualitative factors such as status of business relationship with the customer. Historically, Interactive Data’s estimates for doubtful accounts have not differed materially from actual results. At September 30, 2014, based on management’s assessment, an allowance in the amount of $81,109 for uncollectible accounts receivable was recorded.

Fair Value of Financial Instruments

TBO and Interactive Data follows ASC Topic 820-10 which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•	Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Cash, and all other current assets and liabilities, are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Income Taxes

TBO and Interactive Data follow ASC subtopic 740-10 for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

TBO and Interactive Data assesses its income tax positions based on management’s evaluation of the facts, circumstances and information available at the reporting date. TBO and Interactive Data uses a more likely than not threshold when making its assessment as to financial statement recognition and measurement of a tax position. Prior to November 2012, Interactive Data was taxed as a subchapter S corporation under existing Internal Revenue Service regulations with its taxable income taxed directly to its members (and losses distributed to its members). Any state minimum or franchise taxes due are generally expensed as incurred. TBO and Interactive Data recognizes income tax interest and penalties as a separately identified component of general and administrative expense.

Net Revenue

Interactive Data’s total revenue decreased 3.8% to $2.8 million for the nine months ended September 30, 2014 from $2.9 million for the nine months ended September 30, 2013. The decrease in revenue was a result of decreased customer volumes and reduction in sales channel pipeline resulting from management’s focus on negotiating the sale of the company. Interactive Data expects their product revenues to increase in the future as it begins to expand the sales organization, penetrate additional markets and release new products.

Gross Profit

Interactive Data’s gross profit decreased 2.4% to $1.7 million for the nine months ended September 30, 2014, from $1.8 million for the nine months ended September 30, 2013. As a percentage of net revenue, gross profit increased from 61.5% for the nine months ended September 30, 2013, to 62.4% for the nine months ended September 30, 2014. This increase was a result of lower data related costs, partially offset by lower customer volumes.

Gross profit as a percentage of net revenue is impacted by several factors, including increase in transactional based data costs, timing and acquisition of flat fee data licensing agreements, mix, changes in channels of distribution, sales volume, pricing strategies, and fluctuations in sales of integrated third-party products.

Sales and Marketing

Interactive Data’s sales and marketing expenses decreased to $0.2 million or 7.4% of net revenue for the nine months ended September 30, 2014, from $0.3 million or 9.0% of net revenue for the nine months ended September 30, 2013. Interactive Data expects sales and marketing expenses to increase as net revenue levels increase.

Compensation

Interactive Data’s compensation expense increased to $0.7 million or 25.6% of net revenue for the nine months ended September 30, 2014, compared to $0.6 million or 19.18% of net revenue for the nine months ended September 30, 2013. Interactive Data expects compensation expenses to increase as it increases headcount for sales and marketing, executive and administrative, and infrastructure related persons over the next twelve months.

Research and Development

Interactive Data’s research and development activities consist of development of new or enhanced products or services. Interactive Data had no research and development activities for the nine months ended September 30, 2014, or September 30, 2013. Interactive Data expects research and development expenses to increase in the next twelve months as it develops next generation technology platform and release new products.

General and Administrative

Interactive Data’s general and administrative expenses remained consistent at $0.3 million, or 12.3% of net revenue for the nine months ended September 30, 2014, compared to $0.3 million or 10.9% of net revenue for the nine months ended September 30, 2013. Interactive Data expects general and administration expenses to increase as net revenue levels increase over the next twelve months.

Income Taxes

Interactive Data’s effective income tax rate was 35.1% for the nine months ended September 30, 2014. At September 30, 2014, Interactive Data had net deferred tax assets in the total amount of $101,169, compared to $115,576 at December 31, 2013. This net deferred tax asset is a result of 2007 acquisition and the remaining unamortized tax portion of goodwill, partially offset by tax related timing differences in accounts receivable, prepaid and other current and fixed assets, net of accounts payable and other current liabilities. Interactive Data has determined that it is more likely than not that all or a portion of the deferred tax assets are realizable and thus no valuation allowance have been recorded for uncertainty of realization.

Liquidity and Capital Resources

Interactive Data’s net cash provided by operations for the nine months ended September 30, 2014, was $0.4 million due to net income of $276 thousand and the following sources of cash and non-cash items: $49 thousand in depreciation and amortization, $26 thousand increase in allowance for doubtful accounts, $18 thousand increase in accounts receivable, $131 thousand decrease in prepaid expenses, deposits and other receivables, $19 thousand decrease in non-current deferred tax asset, $38 thousand decrease in deferred revenue, and $4 thousand decrease in other current liabilities. Net cash provided by operations for the year ended December 31, 2013 was $0.3 million due to net income of $475 thousand and the following sources of cash and non-cash items: $45 thousand in depreciation and amortization, $8 thousand increase in allowance for doubtful accounts, $15 thousand increase in accounts receivable, $172 thousand increase in prepaid expenses, deposits and other receivables, $59 thousand decrease in non-current deferred tax asset, $25 thousand increase in accounts payable and accrued expenses, $29 thousand increase in deferred revenue, and $200 thousand decrease in other current liabilities.

Interactive Data’s net cash used in investing activities for the nine months ended September 30, 2014, was $20 thousand for purchases of property and equipment. Net cash used in investing activities for the year ended December 31, 2013 was $98 thousand for purchases of property and equipment.

Interactive Data’s used no net cash for financing activities for the nine months ended September 30, 2014. For the year ended December 31, 2013, net cash used in financing activities was $37 thousand as a result of distributions to members.

At September 30, 2014, Interactive Data had operating lease commitments of $0.2 million as detailed in the Contractual Obligations section below. For the nine months ended September 30, 2014, Interactive Data funded its operations through the use of available cash and company profits.

As of December 31, 2014, TBO (including Interactive Data) had available cash of approximately $6.0 million. As of September 30, 2014, Interactive Data had cash of approximately $0.6 million increasing from approximately $0.2 million as of December 31, 2013. Based on projections of growth in revenue and net income in the coming quarters, and the funds raised through the Stock Purchase Agreement described below, TBO and Interactive Data believe they will have sufficient cash resources to finance their operations and expected capital expenditures for the next twelve months. Pending the closing of the Merger and based upon existing business, TBO and Interactive Data do not expect that either will have to engage in any financing. TBO and Interactive Data expect to fund their operations through available cash and company profits. Subject to revenue growth, Tiger Media may have to raise private equity and/or debt, which, if they are able to obtain, will have the effect of diluting common and preferred stockholders. Any equity or debt financings, if available at all, may be on terms which are not favorable to Tiger Media. If TBO’s or Interactive Data’s operations do not generate positive cash flow in the upcoming year, or if the Company is not able to obtain additional debt or equity financing on terms and conditions acceptable to it, if at all, they may be unable to implement its business plan, f or even continue its operations.

As of September 30, 2014, TBO had cash of $2.2 million as a result of initial capital contributions from its founding shareholders. As of October 2, 2014, TBO had cash of $6.6 million as a result of the remaining capital contributions from its founding shareholders. The majority of the cash as of October 2, 2014 was used to purchase Interactive Data, LLC.

On December 4, 2014, TBO closed on a Stock Purchase Agreement with various investors. Under the Stock Purchase Agreement, the TBO sold 12,360,000 shares of common stock of the Company (the “Shares”) at $0.50 per share on a “best efforts” basis.

TBO and Interactive Data may explore the possible acquisitions of businesses, products and technologies that are complementary to their existing business. TBO and Interactive Data is continuing to identify and prioritize additional technologies, which they may wish to develop, either internally or through the licensing, or acquisition of products from third parties. While TBO and Interactive Data may engage from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that they will be able to successfully integrate any acquired business. In order to finance such acquisitions and working capital it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms, which are not favorable to the Company and, in the case of equity financings, may result in dilution to stockholders.

Contractual Obligations

The following table sets forth certain information concerning the future contractual obligations under our leases at September 30, 2014. We had no other significant contractual obligations at September 30, 2014

Years ending December 31,	Operating Leases	Data Licensing Obligations	Total
Oct – Dec 31, 2014	$28,386	$216,484	$244,870
2015	81,984	591,685	673,669
2016	0	75,000	75,000
2017 and thereafter	0	0	0

Total	$110,370	$883,169	$993,539

Off-Balance Sheet Arrangements

As of September 30, 2014, TBO and Interactive Data did not have any significant off-balance sheet arrangements, as defined in Item 303(a)4(ii) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS

Upon consummation of the Merger, the board of directors and executive officers of Tiger Media shall be as follows:

Directors and Executive Officers	Age	Position/Title
Peter W. H. Tan	42	Co-Chief Executive Officer and Director
Derek Dubner	43	Co-Chief Executive Officer and Director
Jacky Wang	36	Chief Financial Officer
Robert N. Fried	55	Chairman
Chi-Chuan (Frank) Chen	56	Director
Yunan (Jeffrey) Ren	39	Director
Steven D. Rubin	54	Director

Mr. Peter Tan, 42, was appointed to our Board of Directors on June 30, 2011 and has served as our Chief Executive Officer since February 2012. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Wealth Pte Ltd., an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of leading U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in the media space over the past decade, and was an early investor in Airmedia and other Chinese media companies. Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns, E-House and Bona Entertainment Group. He was also a director at Ocean Butterflies International and 51credit. Mr. Tan previously served as a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fundraising transactions throughout their lifecycle.

Mr. Derek Dubner, 43, will be appointed the Co-Chief Executive Officer and a member of the board of directors at the effective time of the Merger. Mr. Dubner has over 15 years of experience in the data fusion industry. Mr. Dubner has served as the Chief Executive Officer of TBO, and its subsidiary, Interactive Data, since October 2014. Prior to TBO, Mr. Dubner served as General Counsel of TransUnion Risk and Alternative Data Solutions, Inc. from December 2013 to June 2014. Mr. Dubner served as General Counsel and Secretary of TLO, LLC, from inception in 2009 through December 2013.

Jacky Wang, 36, has served as our CFO since August 1, 2014. From December 2013 to July 2014, Mr. Wang served as the Vice President of Finance of Touchmedia, China’s leading in-taxi touchscreen media provider. Prior to Touchmedia, Mr. Wang served from February 2010 to June 2013 as Finance Director of AdChina Ltd., a leading integrated internet advertising provider in China. Mr. Wang began his career at Ernst & Young, where he worked for the firm’s Assurance & Advisory Business Service division in both the Shanghai and Los Angeles (two years) offices from September 2001 to February 2010. Mr. Wang is a Certified Public Accountant in the State of California and a member of the Chinese Institution of Certified Public Accountants, and holds a B.A. in Business Administration from Shanghai International Studies University.

Mr. Robert Fried, 55, has served as Chairman of the Board of Directors since August 2011 and was Co-Chairman of the Board of Directors from the business combination pursuant to which the Company, which was previously organized in Delaware as Ideation Acquisition Corp. (“Ideation”), (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia

Holdings (the “Business Combination”) in October 2009 until August 2011. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is the founder and CEO of Spiritclips, LLC, a subscription streaming video service acquired by Hallmark Cards, Inc., in 2012. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried is also an Academy Award winning motion picture producer whose credits include Rudy, Collateral, Boondock Saints, So I Married an Axe Murderer, Godzilla, and numerous others. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.

Mr. Chi-Chuan (Frank) Chen, 56, has served as a member of the Board of Directors since the business combination in October 2009. Mr. Chen is a Vice President and Special Assistant to the Chief Executive Officer at Ruentex Group. He has served in the Investment Management Department at Ruentex Group since 1987. Mr. Chen holds a B.S. in chemical engineering and an MBA from National Taiwan University.

Mr. Jeffrey Yunan Ren, 39, has served as a member of the Board of Directors and the Chairman of the Audit Committee since February 2012. Mr. Ren is a managing director of a private equity firm in Hong Kong. Mr. Ren currently serves (i) as a non executive director of Labixiaoxin Snacks Group Limited, a public company focusing on the manufacture and distribution of snacks in China and trading on the Hong Kong Stock Exchange, (ii) as an independent director of China Child Care Corporation, a public company focusing on the manufacture and distribution of child care products in China and trading on the Hong Kong Stock Exchange, and (iii) as a board member of numerous private companies. From May to November 2013, Mr. Ren served as an independent director of Vision Fame International Holding Limited, a public company focusing on construction business and trading on the Hong Kong Stock Exchange. From June 2010 to March 2012, Mr. Ren served as president of a pharmaceutical investment holding company based in Hong Kong. Previously, Mr. Ren served as an executive director at UBS Investment Bank in Hong Kong from 2008 to 2010 and as a vice president at Lehman Brothers in Hong Kong from 2006 to 2008. Mr. Ren holds an LL.M. from Harvard Law School, and is a graduate of Beijing University Law School (LL.B. and graduate program).

Mr. Steven D. Rubin, 54, has served as a member of the Board of Directors since the business combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. (“Opko”), a specialty healthcare company, since May 2007 and a director of Opko since February 2007, a director of Cocrystal Pharma, Inc., a pharmaceutical company since January 2014 and is a member of The Frost Group, LLC, a private investment firm. In addition to Opko, Mr. Rubin currently serves on the Boards of Directors Non-Invasive Monitoring Systems, Inc., a medical device company, Neovasc, Inc., a developer of vascular devices, Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc.), formerly a medical device company, Sevion Therapeutic, Inc., a clinical stage company building and developing therapeutics for the treatment of cancer and immunological diseases, Castle Brands, Inc., a marketer of premium spirits. Mr. Rubin previously served on the Board of Directors of Dreams, Inc., a vertically integrated sports licensing and products company, Ideation, TransEnterix, Inc. (formerly SafeStitch Medical, Inc.), a medical device company and PROLOR Biotech, Inc., a development stage biopharmaceutical company prior to its merger with OPKO Health. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.

Independence of Directors

Under the NYSE MKT relevant standards, an independent director means a person other than an executive officer or employee of the company, and no director qualifies as independent unless the issuer’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. NYSE MKT requires that a majority of the board of directors of a company be independent.

As a result of the board of directors of Tiger Media’s review of the relationships of each of the members of its board, the board of directors of Tiger Media affirmatively determined on November 8, 2014 that a majority of its directors, including Messrs. Fried, Chen, Ren and Rubin will be “independent” directors within the meaning of the listing standards of NYSE MKT and applicable law.

Board Committees

The standing committees of the board of directors of Tiger Media are the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

Audit Committee

Following the Merger, the members of the Audit Committee are expected to be Yunan (Jeffrey) Ren, Chairman, and Chi-Chuan (“Frank”) Chen, both of whom are independent directors as determined by the NYSE MKT Rules.

Tiger Media maintains an Audit Committee of two members pursuant to the exemption provided under Section 803(B)(2)(c) of the NYSE MKT Company Guide, which provides that an issuer that satisfies the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), is only required to maintain an Audit Committee of at least two members. With respect to Tiger Media’s 2014 second quarter, Tiger Media satisfied the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), with a public float of less than $75 million.

The board of directors of Tiger Media has determined that Mr. Ren qualifies as an “Audit Committee financial expert” within the meaning of applicable regulations of the Securities and Exchange Commission, promulgated pursuant to the Sarbanes-Oxley Act of 2002. The board of directors of Tiger Media has adopted a written charter for the Audit Committee which the Audit Committee reviews and reassesses for adequacy on an annual basis. A copy of the Audit Committee’s charter is located on Tiger Media’s website at www.tigermedia.com.

Tiger Media’s Audit Committee reviews and approves transactions in which Tiger Media was or is to be a participant, where the amount involved exceeded or will exceed $120,000 annually and any of its directors, executive officers or their immediate family members had or will have a direct or indirect material interest. Tiger Media has a written policy stating that the Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions. The related party transaction will not be approved unless at a minimum it is for Tiger Media’s benefit and is upon terms no less favorable to the company than if the related party transaction was with an unrelated third party.

Compensation Committee

Following the Merger, the members of the Compensation Committee are expected to be Steven Rubin, Chairman, and Robert Fried, both of whom are independent directors as determined by the NYSE MKT Rules. A copy of the Compensation Committee’s charter is located on Tiger Media’s website at www.tigermedia.com.

Corporate Governance and Nominating Committee

Following the Merger, the members of the Corporate Governance and Nominating Committee are expected to be Robert Fried and Steven Rubin. A copy of the Corporate Governance and Nominating Committee’s charter is located on Tiger Media’s website at www.tigermedia.com.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Tiger Media

The following table sets forth information with respect to the beneficial ownership of the Tiger Media ordinary shares as of the Record Date by each person who is an executive officer or director, all such executive officers and directors as a group, and each person who beneficially owns more than 5% of Tiger Media ordinary shares.

Beneficial Owner Executive Officers and Directors (2)	Ordinary Shares Beneficially Owned (1)	Percentage of Class of Ordinary Shares Beneficially Owned (%)
Peter W. H. Tan (3)	3,736,882	10.1%
Jacky Wang	—	—
Robert N. Fried (4)	1,253,345	3.4%
Steven D. Rubin (5)	491,244	1.3%
Yunan (Jeffrey) Ren (6)	70,374	*
Chi-Chuan (Frank) Chen (7)	70,374	*
All directors and executive officers as a group (6 persons) (8)	5,622,219	15.0%

5% Holders
Frost Gamma Investments Trust (9)	10,721,390	29.4%
Mojica Limited (10)	2,052,239	5.6%

*	The person beneficially owns less than 1% of Tiger Media’s outstanding common shares.
(1)	Based on 36,455,997 shares outstanding as of the Record Date.
(2)	On January 28, 2015, the Tiger Media board of directors granted RSUs to it executive officers and directors, which vest into ordinary shares of Tiger Media as follows: Mr. Tan 499,000 shares, Mr. Wang – 100,000 shares, Mr. Fried – 185,000 shares, Mr. Rubin – 135,000 shares, Mr. Ren – 60,000 shares, and Mr. Chen – 25,000 shares. The RSUs vest on the earlier of July 28, 2015 or an involuntary separation from service from Tiger Media other than for cause. The beneficial ownership table does not include the ordinary shares underlying these RSUs.
(3)	Includes (i) 800,000 ordinary shares held by TGC Partners Limited (“TGC Partners”) (Mr. Tan is the sole member and Management Director of TGC Partners), (ii) 9,643 ordinary shares of Tiger Media held by TGC Financial Partners Limited (“TGC Financial”) (Mr. Tan owns 51% of TGC Financial), (iii) 350,000 ordinary shares held by Mr. Tan, (iv) options to purchase 525,000 ordinary shares of the Company held by Mr. Tan which have vested or will vest in the next 60 days and (v) 2,052,239 ordinary shares held by Mojica Limited (“Mojica”). Mojica holds the shares as nominee for Symbol Media, Inc. (“Symbol Media”), which acquired the shares pursuant to an Asset Purchase Agreement, dated June 17, 2013. Both Mojica and Symbol Media are owned by TGC Partners owns and Stephen Zhu. Mr. Tan and Mr. Zhu have shared dispositive and voting power regarding the 2,052,239 shares held by Mojica. Mr. Tan disclaims beneficial ownership of the shares owned by Mojica except to the extent of any pecuniary interest. Ownership is as reported in the Schedule 13D/A filed February 14, 2014 by Mr. Tan, Mojica and Mr. Zhu and additional information known to the Company.
(4)	Includes 160,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after the Record Date.
(5)	Includes 160,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after the Record Date.
(6)	Includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after the Record Date.

(7)	Includes 50,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after the Record Date.
(8)	Includes 945,000 ordinary shares underlying options that are currently exercisable or exercisable within 60 days after the Record Date.
(9)	Ownership is as reported in the Schedule 13D/A filed by Dr. Phillip Frost, M.D. on February 14, 2014 and additional information known to the Company. The business address of Dr. Frost, M.D. is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.
(10)	Ownership is as reported on the Schedule 13D/A filed by Mojica on February 14, 2014 and additional information known by the Company. The business address of Mojica is Room 1705, 511 Weihai Road Jing An District, Shanghai, China 200041. Also, see footnote (3) above for additional information on Mojica.

Security Ownership of TBO

The following table sets forth information with respect to the beneficial ownership of TBO shares giving effect to the TBO Recapitalization by each person who is an executive officer or director, all such executive officers and directors as a group, and each person who beneficially owns more than 5% of TBO shares.

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock
Executive Officer and Directors
Michael Brauser (1)	—	3,600	379,600	—	—
Barry Honig (2)	—	2,000	240,000	—	—
Derek Dubner (3)	—	—	—	—	—
All Executive Officers and Directors as a group (3 persons)	—	—	—	—	—

Principal Shareholders
Frost Gamma Investments Trust (4)	80,000	—	—	640,000	4,000
Ole Poulsen (5)	1,000,000	—	—	—	—

(1)	The shares beneficially owned by Mr. Brauser include (i) 187,600 shares of TBO Series B Preferred Stock owned by Grander Holdings, Inc. 401K and 192,000 shares of Series B Preferred Stock owned by Birchtree Capital, LLC and (ii) 2,520 shares of TBO Series A Preferred owned by Grander Holdings, Inc. 401K and 1,080 shares of TBO Series A Preferred owned by Birchtree Capital, LLC. Mr. Brauser’s shares do not include (i) 2,000,000 Restricted Stock Units (“RSUs”) owned by Marlin Capital, LLC, of which Mr. Brauser is a manager and (ii) 100,000 RSUs owned by Mr. Brauser. The RSUs are unvested and subject to deferred delivery until full vesting. Mr. Brauser will beneficially won 45% of TBO Series A Preferred Stock and 37% of the TBO Series B Preferred Stock after the recapitalization.
(2)	Does not include 2,000,000 RSUs owned by Marlin Capital, LLC, which is co-owned by Mr. Honig and is a manager. Mr. Honig will own 25% of TBO Series A Preferred Stock and 24% of Series B TBO Preferred Stock after the recapitalization.
(3)	Does not include 400,000 RSUs owned by Derek Dubner. Of these RSUs, 12.5% are vested but subject to deferred delivery.
(4)	Frost Gamma will beneficially own 2% of TBO Common Stock and 100% of TBO Series C Preferred Stock and TBO Series D Preferred Stock after the recapitalization.
(5)	Ole Poulsen will beneficially own 25% of TBO Common Stock after the TBO recapitalization.

Security Ownership of the Combined Company after the Merger

The following table sets forth information with respect to the beneficial ownership of the Tiger Media shares immediately after the completion of the Merger by each person who is expected to serve as an executive officer or director of Tiger Media, all such executive officers and directors as a group, and each person who is expected to beneficially own more than 5% of Tiger Media Common Stock or Preferred Stock.

Beneficial Owner Executive Officers and Directors	Shares of Common Stock Beneficially Owned at Closing	Percentage of Shares of Common Stock Beneficially Owned at Closing(1)	Shares of Preferred Stock Beneficially Owned at Closing	Percentage of Shares of Preferred Stock Beneficially Owned at Closing(2)	Shares of Common Stock Beneficially Owned Assuming Earn-Out Shares Issued	Percentage of Shares of Common Stock Beneficially Owned Assuming Earn-Out Shares Issued(1)	Shares of Preferred Stock Beneficially Owned Assuming All Earn-Out Shares Issued(2)	Percentage of Shares of Preferred Stock Beneficially Owned Assuming All Earn-Out Shares Issued(2)
Peter W. H. Tan(3)	747,377	5.4%	—	—	747,377	5.1%	—	—
Derek Dubner(4)	—	—	—	—	—	—	—	—
Jacky Wang(3)	—	—	—	—	—	—	—	—
Robert N. Fried(3)	250,669	1.8%	—	—	250,669	1.7%	—	—
Chi-Chuan (Frank) Chen(3)	14,075	*	—	—	14,075	*	—	—
Yunan (Jeffrey) Ren(3)	14,075	*	—	—	14,075	*	—	—
Steven D. Rubin(3)	98,249	*	—	—	98,248	*	—	—
All directors and officers as a group (8 persons)	1,124,445	8.1%	—	—	1,124,445	7.6%	—	—

5% Holders
Frost Gamma Investments Trust	4,804,587	34.6%	—	—	5,704,695	38.6%	—
Michael Brauser(5)	—	—	2,174,959	43.8%	—	—	2,985,056	44.2%
Ole Poulsen	1,000,000	7.2%	—	—	1,000,000	6.76%	—	—

*	The person beneficially owns less than 1% of Tiger Media’s outstanding common shares.
(1)	Based on 14,788,463 shares of Company Common Stock outstanding after completion of the Merger. At closing and assuming no Earn-Out Shares are issued, 13,888,355 shares of Company Common Stock will be outstanding after the Merger.
(2)	Based on 6,765,522 shares of Company Preferred Stock outstanding after the completion of the Merger. At closing and assuming Earn-Out Shares are issued, 4,965,302 shares of Company Preferred Stock will be outstanding after the Merger.
(3)	On January 28, 2015, the Tiger Media board of directors granted RSUs to it executive officers and directors, which vest into shares of Tiger Media as follows: Mr. Tan 99,800 shares, Mr. Wang – 20,000 shares, Mr. Fried – 37,000 shares, Mr. Rubin – 27,000 shares, Mr. Ren – 12,000 shares, and Mr. Chen – 5,000 shares. The RSUs vest on the earlier of July 28, 2015 or an involuntary separation from service from Tiger Media other than for cause. The beneficial ownership table does not include the shares underlying these RSUs.
(4)	Does not include 400,000 RSUs granted to Derek Dubner. Of these RSUs, 12.5% are vested but subject to deferred delivery.
(5)	Mr. Brauser’s shares do not include (i) 2,000,000 Restricted Stock Units (“RSUs”) owned by Marlin Capital, LLC, of which Mr. Brauser is a manager and (ii) 100,000 RSUs owned by Mr. Brauser. The Marlin RSUs are unvested and subject to deferred delivery after vesting.

DESCRIPTION OF TIGER MEDIA’S SECURITIES FOLLOWING THE MERGER

The following description of the material terms of Tiger Media’s shares of common stock and Series A Non-Voting Convertible Preferred Stock following the Merger includes a summary of specified provisions of the Certificate of Incorporation and Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (“Certificate of Designation”) that will be in effect upon completion of the Domestication and the Merger. This description is qualified by reference to the Certificate of Incorporation and Certificate of Designation, copies of which are attached to this proxy statement as Annex B.

General

Following the Merger, Tiger Media will be authorized to issue 200,000,000 shares of common stock, par value $0.0005 per share (“Company Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share. Tiger Media’s Certificate of Incorporation provides the board of directors, without further stockholder action, may designate and issue from time to time one or more series of preferred stock and the board of directors may fix and determine the designations, preferences and relative rights, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series.

Also, prior to the Merger, Tiger Media will file the Certificate of Designation to authorize the issuance of up to 46,000,000 shares of Series A Non-Voting Convertible Preferred Stock (the “Company Preferred Stock”).

Rights, Preferences and Restrictions of Tiger Media’s Common Stock

Dividends. Holders of Company Common Stock are entitled to receive dividends if, as and when declared by the board of directors of Tiger Media out of funds legally available therefor, subject to the dividend and liquidation rights of any Company Preferred Stock that may be issued and outstanding. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to any such dividends or distributions, Tiger Media would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of preferred stock, if applicable.

Voting Rights. Holders of Company Common Stock are entitled to one vote for each share owned of record on all matters presented to the stockholders, except that such holders will not be entitled to vote on any amendment to Tiger Media’s Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock.

Dissolution, Liquidation or Winding Up. In connection with a dissolution, liquidation or winding up of Tiger Media, subject to the rights, if any, of the holder of any outstanding series of preferred stock, the holders of Company Common Stock will be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them.

No Preemptive or Redemption Rights. The Company Common Stock has no preemptive or redemption rights.

No Cumulative Voting. The Company Common Stock has no cumulative voting rights.

Rights, Preferences and Restrictions of Tiger Media’s Series A Preferred Stock

Conversion. The Company Preferred Stock will automatically convert on a one-for-one basis into Company Common Stock immediately before the closing of a qualified sale. The Certificate of Designation of the Company Preferred Stock defines qualified sale as the bona fide, arms’ length sale of Company Preferred Stock to a non-affiliate of either the holder or Tiger Media.

Dividends. Each holder of Company Preferred Stock will be entitled to receive dividends in the same manner as holders of Company Common Stock, at the same time any dividends or other distributions will be paid or declared and set apart for payment on any shares of Company Common Stock, on the basis of the largest number of whole shares of Company Common Stock into which such holder’s shares of Company Preferred Stock could be converted.

Voting Rights. Except as required by law, holders of Company Preferred Stock will not be entitled to vote, but each holder will be entitled, on the same basis as a holder of Company Common Stock, to receive notice of an action or meeting. In addition, holders of any series of preferred stock will be entitled to vote on any changes to Tiger Media’s Certificate of Incorporation that would modify the designations of such series of preferred stock.

Dissolution, Liquidation or Winding Up. In connection with a dissolution, liquidation or winding up of Tiger Media, distributions to the stockholders of Tiger Media shall be made among the holders of Company Common Stock, Company Preferred Stock and any other class or series of preferred stock entitled to participate with the Common Stock in a liquidating distribution pro rata in proportion to the shares of Company Common Stock then held by them and the maximum number of shares of Company Common Stock which they would have the right to acquire upon conversion of shares of Company Preferred Stock held by them.

No Preemptive or Redemption Rights. The Company Preferred Stock has no preemptive or redemption rights.

Anti-Takeover Effects of Various Provisions of Delaware Law and Tiger Media’s Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law (the “DGCL”) and Tiger Media’s Certificate of Incorporation and Bylaws could make it more difficult to acquire Tiger Media by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Tiger Media to first negotiate with us. Tiger Media believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Tiger Media has elected not to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Tiger Media’s Certificate of Incorporation does not provide for cumulative voting.

Limitation of Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Tiger Media’s Certificate of Incorporation limits such liability except to the extent such limitation is not permitted pursuant to the DGCL. Tiger Media’s Bylaws also include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Tiger Media, or for serving at its request as a director or officer or in another position at another corporation or enterprise, as the case may be. Tiger Media’s Bylaws also provide that it must indemnify and advance expenses to its directors and officers, subject to its receipt of an undertaking from the indemnitee, to the extent required under the DGCL, to repay all amounts advanced if it should be ultimately determined that the indemnitee is not entitled to such indemnification.

The limitation of liability and indemnification provisions in Tiger Media’s Certificate of Incorporation and its Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the company and its stockholders. Tiger Media may be adversely affected to the extent that, in a class action or direct suit, it pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares of Common Stock. Tiger Media’s authorized but unissued shares of Company Common Stock will be available for future issuance without approval by the holders of Company Common Stock. Tiger Media may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of Company Common Stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock. Tiger Media’s Certificate of Incorporation authorizes undesignated preferred stock. As a result, the board of directors of Tiger Media may, without the approval of holders of Company Common Stock, issue shares of preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire Tiger Media. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Tiger Media.

Effects of Various Provisions of Tiger Media’s Certificate of Incorporation and Bylaws relating to Litigation

Provisions of Tiger Media’s Bylaws could make it more difficult for its stockholders and others to sue Tiger Media and its directors, officers and employees in connection with a derivative claim, a claim for breach of fiduciary duty by directors and/or officers, and other claims related to Tiger Media. These provisions, summarized below, are expected to discourage non-meritorious lawsuits that can place an excessive burden on company resources. Tiger Media believes that the benefits of increased protection against its potential ability for such costly and unfounded litigation outweigh the disadvantages of potentially discouraging lawsuits because, among other things, they protect shareholder interests without unduly burdening the process to bring meritorious claims.

Fee Shifting Bylaw. Tiger Media’s Bylaws provide that in the event that (i) any current or prior stockholder of Tiger Media or anyone on such stockholder’s behalf initiates or asserts any claim or counterclaim or joins, offers substantial assistance to or has a direct financial interest in any such claim or counterclaim against Tiger Media or any one or more of its directors, officers or employees, and (ii) such claiming party (or such third party) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each such claiming party shall be obligated jointly and severally to reimburse Tiger Media and all such directors, officers, or employees for all fees, costs and expenses that the parties may incur in connection with such claim or counterclaim.

Forum Selection Bylaw. Tiger Media’s Bylaws provide that unless Tiger Media consents in writing to the selection of an alternative forum, the sole and exclusive forum for any derivative action or proceeding brought against Tiger Media, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Tiger Media, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Transfer Agent

The transfer agent for Company Common Stock and Company Preferred Stock is Continental Stock Transfer and Trust Company, located at 17 Battery Place, New York, New York 10004. The transfer agent’s telephone number is (212) 509-4000. Its facsimile number is (212) 509-5150.

Listing

Tiger Media’s ordinary shares trade on the NYSE MKT under the symbol “IDI.” Tiger Media has applied to the NYSE MKT to obtain approval for the listing of the Company Common Stock issuable in connection with the Merger. If that application is not approved or if it is determined that Tiger Media following the Merger does not meet the applicable listing standards, the Company Common Stock could be subject to delisting from the NYSE MKT. It is unclear whether Tiger Media will meet the applicable listing standards.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Tiger Media and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Tiger Media’s proxy statement. Upon written or oral request, Tiger Media will deliver a separate copy of the proxy statement to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Tiger Media deliver single copies of such documents in the future. Stockholders may notify Tiger Media of their requests by calling Joshua Weingard, Tiger Media’s Corporate Counsel at (305) 575-4602.

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To Management

The Best One, Inc.

2650 N. Military Trail

Suite 300

Boca Raton, Florida 33431

We have reviewed the accompanying balance sheet of The Best One, Inc. as of September 30, 2014, and the related statements of operations and cash flows for the period from September 22, 2014 (inception) through September 30, 2014. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

L.L. Bradford & Company, LLC

Las Vegas, Nevada

January 9, 2015

THE BEST ONE, INC

BALANCE SHEET

(Unaudited)

ASSETS
September 30,
2014
CURRENT ASSETS:
Cash	$2,237,500
Other receivables	16,254

TOTAL CURRENT ASSETS	2,253,754

TOTAL ASSETS	$2,253,754

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$47,806

TOTAL CURRENT LIABILITIES	47,806

TOTAL LIABILITIES	47,806

SHAREHOLDERS’ EQUITY	2,205,948

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,253,754

See accompanying independent accountant’s review report and notes to financial statements.

THE BEST ONE, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

For the Period September 22 through September 30, 2014
OPERATING EXPENSES:
General and administrative	$15,948

TOTAL OPERATING EXPENSES	15,948

INCOME BEFORE OTHER EXPENSE	(15,948)

TOTAL OTHER EXPENSES	(31,859)

INCOME BEFORE PROVISION FOR INCOME TAXES	(47,806)

PROVISION FOR INCOME TAXES	(16,254)

NET INCOME	$(31,552)

See accompanying independent accountant’s review report and notes to financial statements.

THE BEST ONE, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

For the Period September 22 through September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(31,552)
Changes in certain assets and liabilities:
(Increase) decrease in prepaid expenses, deposits and other receivables	(16,254)
Increase (decrease) in accounts payable and accrued expenses	47,806

NET CASH PROVIDED BY OPERATING ACTIVITIES	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder contributions	2,237,500

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,237,500

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,237,500

CASH:
BEGINNING OF THE PERIOD	—

END OF THE PERIOD	$2,237,500

See accompanying independent accountant’s review report and notes to financial statements.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was formed as a corporation on September 22, 2014 in the State of Florida. On October 2, 2014, the Company acquired 100% of the membership interests of Interactive Data, LLC, a Georgia limited liability company (“Interactive Data”).

Business Description

The Company was formed as a holding company to acquire valuable and proprietary technology assets across a broad range of industries. Such assets are utilized to provide services including analytics, marketing and risk mitigation solutions.

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments with original or remaining maturities of three months or less, at the date of purchase, to be cash equivalents. Cash and cash equivalents consist of money market and various deposit accounts.

Concentration of Business and Credit Risk

Financial instruments and related items, which potentially subject us to concentrations of credit risk, consist primarily of cash and receivables. We place our cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company maintains its cash balances primarily at one financial institution, and at times the balances may be in excess of federally insured limits. As of September 30, 2014, the Company’s cash balances exceeded the insurance limits by $1,987,500.

Revenue Recognition

The accounting rules related to revenue recognition are complex and are affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. Consequently, the revenue recognition accounting rules require management to make significant judgments.

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or a service has been rendered, the price is fixed or determinable and collection is reasonably assured.

From September 22, 2014, through September 30, 2014, the Company had no revenue and had no customers.

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangibles

Generally, intangible assets acquired are stated at their historic cost less accumulated amortization. The Company amortizes its intangible assets with determinable finite useful lives, which includes software and website development, on a straight-line basis over an estimated useful life of 3 years for the assets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals are charged to expense in the period incurred. Betterments and additions are capitalized. At September 30, 2014, the Company had no property and equipment. Amortization of leasehold improvements is based on the shorter of the remaining life of the lease or the estimated useful lives of the assets. At September 30, 2014, the Company had no leasehold improvements. Depreciation and amortization are provided for on the straight-line method over the estimated useful lives of the assets.

Long-Lived Assets

The Company accounts for our long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. Management assess recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

From inception September 22, 2014, through September 30, 2014, there were no impairments of long-lived assets.

Income Taxes

The Company follows ASC subtopic 740-10 for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

From September 22, 2014, through September 30, 2014, the Company operated at a loss creating a deferred tax asset in the amount $16,254. The Company had no accrued tax liability as of September 30, 2014. The Company recognizes income tax interest and penalties as a separately identified component of general and administrative expense. There were no material income tax interest or penalties for the period from September 22, 2014, through September 30, 2014. There are no open federal or state income tax years under audit. All of the Company’s income tax filings since inception remain open for tax examinations.

Research and Development

In accordance with GAAP, all research and development costs are expensed as incurred. The Company’s research and development activities consist of development of new or enhanced products or services. The Company has determined that there were no research and development activities for the period from September 22, 2014, through September 30, 2014.

Advertising

Advertising costs, included in selling expenses, are expensed as incurred. The Company had no Advertising expenses for the period from September 22, 2014, through September 30, 2014.

Fair Value of Financial Instruments

ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•	Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Cash, and all other current assets and liabilities, are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Recent Accounting Pronouncements

The Company has not identified any recently issued accounting pronouncements that are expected to have a material impact on the Company’s financial statements.

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 3 – SHAREHOLDERS EQUITY

At September 30, 2014, the authorized capital stock of the Company consisted of 1,000,000 shares of voting common stock with no par value. As amended October 1, 2014, the authorized capital stock of the Company consisted of (i) 200,000,000 shares of common stock with no par value per share and (ii) 10,000,000 shares of preferred stock with a par value of $0.001 per share. The Company’s Board has the authority to determine the voting powers, designations, preferences, privileges and restrictions of the preferred shares.

NOTE 4 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision (benefit) related to continuing operations are as follows at September 30, 2014:

September 30, 2014
Current (benefit) provision	$(16,254)

Total (benefit) provision for income taxes	(16,254)

The Company’s effective income tax benefit did not differ from the statutory federal income tax rate of 34%. The component of the net deferred tax assets that have been presented in the Company’s financial statements are as follows at September 30, 2014:

September 30, 2014
Deferred tax assets
Net operating losses	$16,254

Net deferred tax assets	16,254

The net deferred tax assets (liabilities) in the accompanying consolidated balance sheets include the following components at September 30, 2014:

September 30, 2014
Current
Deferred tax asset	$16,254

Net deferred tax asset, current	16,254

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of September 30, 2014, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. All of the Company’s income tax filings since inception remain open for tax examinations.

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring after September 30, 2014, through January 9, 2015, the date which the financial statements were available to be issued, for disclosure. The following matters have occurred through January 9, 2015.

Key Executive Employment Agreements

Ole Poulsen, Chief Science Officer:

On October 1, 2014, the Company entered into a one (1) year employment agreement with Ole Poulsen to serve as the Chief Science Officer of the Company (the “Poulsen Agreement”) with compensation including five million (5,000,000) shares of Company common stock, a base salary and entitlement to receive bonuses based on certain milestones as defined in the Poulsen Agreement. In the event of termination without cause during the Term, the Company shall pay Mr. Poulsen his base salary for the remainder of the Term and any bonuses for milestones completed prior to the effective date of termination.

Derek Dubner, Chief Executive Officer:

Effective October 2, 2014, the Company entered into an employment agreement through September 30, 2016, with Derek Dubner to serve as the Chief Executive Officer of the Company (the “Dubner Agreement”) with compensation including two million (2,000,000) Restricted Stock Units; vesting quarterly during the Term, a base salary and entitlement to receive bonuses based on certain milestones as defined in the Dubner Agreement. In the event of termination without cause during the Term, the Company shall pay Mr. Dubner his base salary for the remainder of the Term and any bonuses for milestones completed prior to the effective date of termination.

James Reilly, President and Chief Operating Officer:

Effective October 2, 2014, the Company entered into an employment agreement through September 30, 2016, with James Reilly to serve as the President and Chief Operating Officer of the Company (the “Reilly Agreement”) with compensation including one million (1,000,000) Restricted Stock Units; vesting quarterly during the Term, a base salary and entitlement to receive a bonus based on a certain milestone as defined in the Reilly Agreement. In the event of termination without cause during the Term, the Company shall pay Mr. Reilly his base salary for the remainder of the Term and any bonus for milestones completed prior to the effective date of termination.

Daniel MacLachlan, Chief Financial Officer:

Effective October 2, 2014, the Company entered into an employment agreement through September 30, 2016, with Daniel MacLachlan to serve as the Chief Financial Officer of the Company (the “MacLachlan Agreement”) with compensation including two hundred and fifty thousand (250,000) Restricted Stock Units; vesting quarterly during the Term, and a base salary as provided in the MacLachlan Agreement. In the event of termination without cause during the Term, the Company shall pay Mr. MacLachlan his base salary for the remainder of the Term.

John 0. Schaeffer, Senior Executive:

Effective October 2, 2014, the Company entered into a two (2) year employment agreement with John 0. Schaeffer to serve as a Senior Executive of the Company (the “Schaeffer Agreement”) with a base salary as provided in the Schaeffer Agreement. In the event of termination without cause during the Term, the Company shall pay Mr. Schaeffer his base salary for the remainder of the Term.

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 5 – SUBSEQUENT EVENTS (continued)

Granting of Restricted Stock Units (“RSUs”)

On October 2, 2014, the Board of Directors approved the issuance of 500,000 RSUs to two consultants. One of the consultants to receive 500,000 RSUs is Michael Brauser, a director of the Company.

On December 11, 2014, the Board of Directors approved the issuance of an additional 250,000 RSUs to Dan MacLachlan and 300,000 RSUs to an employee.

Sale of 100% Membership Interest to TBO

On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data through a Securities Purchase Agreement between TBO, John O. Schaeffer (“Schaeffer”) and WHP Solutions, LLC (“WHP”). The aggregate purchase price for the securities purchased consisted of $5,760,000 in cash and 100 shares of TBO preferred stock, which have since converted into 1,422,222 shares of TBO common stock. The stock consideration was paid entirely to Schaeffer, founder of Interactive Data and 40% interest holder at the time of the acquisition, who also received $1.92 million of the cash consideration, with the remainder being paid to WHP. The purchase price was subject to adjustment to the extent working capital as of the closing was greater than or less than $0. As a result of the post-closing adjustment, an additional $508,767 in cash was paid to Schaeffer and WHP with an additional $51,594 due upon the earlier of TBO’s realization of prepaid tax credit or September 30, 2015. In addition, TBO entered into a two year employment agreement with Schaeffer, effective as of the closing date, with Schaeffer to serve as a Senior Executive of TBO and General Manager of Interactive Data.

Business Consulting Services Agreement

On October 13, 2014, TBO entered into a business consulting services agreement with Marlin Capital Investments, LLC (“Marlin Capital”) for a term of four (4) years (the “Marlin Consulting Agreement”). Under the Marlin Consulting Agreement, Marlin Capital serves in the capacity of a strategic advisor to TBO and provides services such as recommendations on organizational structure, capital structure, future financing needs, and business strategy. The Marlin Consulting Agreement provides for equity compensation issued to Marlin in the amount of 10,000,000 Restricted Stock Units (“RSUs”), of TBO, which shall vest in four (4) equal, annual increments beginning October 13, 2015 and ending October 13, 2018, provided that one of the Milestones (as hereinafter defined) has been achieved on or before such date, and subject to Marlin Capital providing services on each applicable vesting date. As used in the Marlin Consulting Agreement, “Milestone” means: (i) TBO generating $15 million in revenues over any 12 month period; or (ii) TBO generating $10 million in revenues over any 12 month period and generating positive earnings before interest, taxes, depreciation and amortization (with all stock based compensation not included as an expense) for such 12 month period. However, all unvested RSUs shall immediately vest upon the occurrence of a change of control of TBO, excluding the Merger with Tiger Media, a termination of Marlin Capital without cause, or a termination by Marlin Capital based on a material breach of the Marlin Consulting Agreement by TBO. Mr. Michael Brauser and Mr. Barry Honig, directors of the Company, are also owners and managers of Marlin Capital.

Purchase of Intellectual Property

On October 14, 2014, the Company entered into an Intellectual Property Purchase Agreement (the “IP Agreement”), whereby the Company purchased all right, title and interest in certain intellectual property,

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 5 – SUBSEQUENT EVENTS (continued)

including inventions, computer programs and software (collectively “Purchased IP”), from Ole Poulsen for a combination of cash and royalties as defined in the IP Agreement.

IP Litigation

On October 27, 2014, Transunion Risk and Alternative Data Solutions, Inc., filed a Complaint for Declaratory Judgment against Interactive Data, among other parties, in the U.S. Bankruptcy Court, Southern District of Florida, regarding a dispute over ownership of the Purchased IP. Interactive Data has filed a motion to dismiss the Complaint as Interactive Data does not claim an ownership or any other interest in the Purchased IP.

Non-Compete Litigation

On October 23, 2014, TransUnion Risk and Alternative Data Solutions, Inc. (“TRADS”) filed a Complaint and Motion for Temporary Injunction, in the Fifteenth Judicial Circuit Court in and for Palm Beach County, Florida, against James Reilly, President and Chief Operating Officer of TBO and Interactive Data, seeking relief for alleged violation of a noncompetition agreement. On December 19, 2014, James Reilly filed a Motion to Dismiss the Complaint. An adverse ruling could have an immediate near-term impact on TBO’s and/or Interactive Data’s financial position, results of operations, and liquidity.

On November 26, 2014, TRADS filed a Complaint and Motion for Preliminary Injunction, in the United States District Court, Southern District of Florida, against Daniel MacLachlan, Chief Financial Officer and Treasurer of TBO, seeking relief for alleged violation of a noncompetition agreement. An adverse ruling could have an immediate near-term impact on TBO’s financial position, results of operations, and liquidity.

Office Lease – Boca Raton, Florida

On December 3, 2014, the Company entered into a ninety-one (91) month lease to occupy ten thousand seven hundred and forty-five (10,745) rentable square feet at the premises located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431. The commencement date will be the earlier to occur of (a) the date when the Company takes possession of any part of the space for the conduct of its business, or (b) the date of substantial completion of the Tenant Improvements. The commencement date is estimated to be on or about April 1, 2015.

Stock Purchase Agreement

On December 4, 2014, the Company closed on a Stock Purchase Agreement with various investors. Under the Stock Purchase Agreement, the Company sold 12,360,000 shares of common stock of the Company (the “Shares”) at $0.50 per share on a “best efforts” basis.

Office Lease – Seattle, Washington

On December 30, 2014, the Company entered into a thirty-eight (38) month lease to occupy two thousand seven hundred and eighty-eight (2,788) rentable square feet at the premises located at 101 Yesler Way, Seattle,

See independent accountant’s review report.

THE BEST ONE

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 5 – SUBSEQUENT EVENTS (continued)

Washington 98104. The premises will serve as the Company’s technology office. The commencement date will be the date of substantial completion of the Tenant Improvements. The commencement date is estimated to be on or about February 1, 2015.

Tiger Media Merger With the Company

On December 14, 2014, Tiger Media (NYSE MKT: IDI), a Shanghai-based multi-platform media company incorporated in the Cayman Islands, entered into a definitive merger agreement with the Company (the “Merger”). Under the terms of the merger agreement, current Tiger Media and Company shareholders will own approximately 34% and 66% of the combined company, respectively, following the Merger. The owner of approximately 30% of the Company’s common stock on an as converted basis (without giving effect to the Consultant’s RSUs) beneficially owns approximately 23% of Tiger Media. Approximately 65% of the shares to be issued to the Company (without giving effect to the Consultant’s RSUs) will be non-voting preferred stock, and 30% of these preferred shares will only be issued upon achievement of certain revenue targets. The Merger is subject to customary conditions to closing detailed in the merger agreement, as well as the requirement that Tiger Media obtain an affirmative vote of 2/3 of the votes cast at the Tiger Media meeting to permit it to reincorporate in Delaware and obtain the affirmative vote of the majority of the votes cast to approve the issuance of Tiger Media securities as merger consideration.

* * * * * *

See independent accountant’s review report.

To the Board of Directors

The Best One, Inc.

2650 N. Military Trail

Suite 300

Boca Raton, Florida 33431

We have audited the accompanying balance sheets of Interactive Data, LLC, as of December 31, 2013 and 2012, and the related statements of operations, member’s equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Data, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

L.L. Bradford & Company, LLC

Las Vegas, Nevada

January 9, 2015

INTERACTIVE DATA, LLC

BALANCE SHEETS

ASSETS
	December 31,
	2013	2012
CURRENT ASSETS:
Cash	$221,164	$101,118
Accounts receivable, net	462,381	455,420
Other receivables	172,736	—
Prepaid expenses	47,488	48,164

TOTAL CURRENT ASSETS	903,769	604,702

PROPERTY AND EQUIPMENT, NET	179,389	137,782

INTANGIBLE ASSETS:
Intangible assets, net	33,958	22,776

TOTAL INTANGIBLE ASSETS	33,958	22,776

NON-CURRENT ASSETS:
Deferred tax asset	223,354	282,649

TOTAL NON-CURRENT ASSETS	223,354	282,649

TOTAL ASSETS	$1,340,470	$1,047,909

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$138,022	$113,162
Deferred revenue	178,557	149,207
Other current liabilities	107,778	307,419

TOTAL CURRENT LIABILITIES	424,357	569,788

LONG-TERM LIABILITIES:
Other long-term liabilities	—	141

TOTAL LONG-TERM LIABILITIES	—	141

TOTAL LIABILITIES	424,357	569,929

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY	916,113	477,980

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,340,470	$1,047,909

See accompanying independent auditors’ report and notes to financial statements

INTERACTIVE DATA, LLC

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2013	2012
NET REVENUE	$3,745,923	$4,043,481
COST OF REVENUE	1,552,430	1,352,000

GROSS PROFIT	2,193,493	2,691,481

OPERATING EXPENSES:
Selling	363,617	440,320
Compensation	727,479	1,300,408
Other general and administrative	322,143	333,944
Depreciation and amortization	45,460	27,538

TOTAL OPERATING EXPENSES	1,458,699	2,102,210

INCOME BEFORE PROVISION
FOR INCOME TAXES	734,794	589,271

PROVISION FOR INCOME TAXES	260,031	(138,905)

NET INCOME	$474,763	$728,176

See accompanying independent auditors’ report and notes to financial statements

INTERACTIVE DATA, LLC

STATEMENT OF MEMBERS’ EQUITY

	Members’ Interest	Undistributed Earnings	Total Members’ Equity
BALANCES, December 31, 2011	$800,500	$903,242	$1,703,742

Net income	—	728,176	728,176
Distribution to members	—	(1,953,938)	(1,953,938)

BALANCES, December 31, 2012	800,500	(322,520)	477,980

Net income	—	474,763	474,763
Distribution to members	—	(36,630)	(36,630)

BALANCES, December 31, 2013	$800,500	$115,613	$916,113

See accompanying independent auditors’ report and notes to financial statements

INTERACTIVE DATA, LLC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$474,763	$728,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,460	27,538
Increase (decrease) in allowance for doubtful accounts	7,737	(11,963)
Changes in certain assets and liabilities:
(Increase) decrease in accounts receivable	(14,698)	39,291
(Increase) decrease in prepaid expenses, deposits and other receivables	(172,060)	(48,164)
(Increase) decrease in non-current deferred tax asset	59,295	(282,649)
Increase (decrease) in accounts payable and accrued expenses	24,860	78,114
Increase (decrease) deferred revenue	29,350	49,207
Increase (decrease) in other current liabilities	(199,641)	203,894

NET CASH PROVIDED BY OPERATING ACTIVITIES	255,066	783,444

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(98,249)	(95,975)

NET CASH USED IN INVESTING ACTIVITIES	(98,249)	(95,975)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to members	(36,630)	(1,953,938)
Increase (decrease) in long-term debt	(141)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	(36,771)	(1,953,938)

NET INCREASE IN CASH	120,046	(1,266,469)

CASH AND CASH EQUIVALENTS:
BEGINNING OF THE PERIOD	101,118	1,367,587

END OF THE PERIOD	$221,164	$101,118

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—

Cash paid for income taxes	$113,729	$—

See accompanying independent auditors’ report and notes to financial statements

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was formed as a limited liability company on October 3, 2001 in the State of Georgia. On October 2, 2014, The Best One, Inc., a Florida corporation (“TBO”) acquired 100% of the membership interests of the Company.

Business Description

Historically, the Company has provided data solutions and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery. The Company is now targeting the entirety of the risk management market, including expansion into FCRA (Fair Credit Reporting Act) regulated data, and non-regulated data. Transforming the way organizations use their data, the Company’s next generation supercomputer technology and proprietary linking and assessment algorithms solves complex, large scale data problems for its customers.

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments with original or remaining maturities of three months or less, at the date of purchase, to be cash equivalents. Cash and cash equivalents consist of money market and various deposit accounts.

Concentration of Business and Credit Risk

Financial instruments and related items, which potentially subject us to concentrations of credit risk, consist primarily of cash and receivables. We place our cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company maintains its cash balances primarily at one financial institution, and at times the balances may be in excess of federally insured limits. As of December 31, 2013 and 2012, the Company’s cash balances did not exceed insurance limits.

Management reviews a customer’s credit history before extending credit. As at and for the year ended December 31, 2013 there were no individual customers with a balance in excess of 10% of the accounts receivable and there were no customers in excess of 10% of net sales.

Concentration of Vendors

The Company uses data acquired through licensing rights from approximately 12 providers. The loss of any one of these providers could have an immediate near-term impact on the Company’s financial position, results of operations, and liquidity.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The accounting rules related to revenue recognition are complex and are affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. Consequently, the revenue recognition accounting rules require management to make significant judgments.

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or a service has been rendered, the price is fixed or determinable and collection is reasonably assured.

Revenue is generally recognized on (a) a transactional basis determined by the customers’ usage, (b) a monthly fee or (c) a combination of both.

Revenues pursuant to contracts containing a monthly fee are generally recognized ratably over the contract period, which is generally 1 year. Revenues pursuant to transactions determined by the customers’ usage are recognized when the transaction is complete. Costs associated with separately priced customer service contracts are generally recognized as follows: (a) costs are expensed as incurred; and (b) losses are recognized on contracts where the expected future costs exceed expected future revenue. No such loss contracts exist at December 31, 2013 and 2012.

As of December 31, 2013 and 2012, deferred revenue totaled $178,557 and $149,207, respectively, all of which is expected to be realized in 2014.

The Company sells its products, generally on credit, to a limited number of customers. Each of these customers is considered significant, however, no single customer accounts for more than 3% of revenues. Management determines whether an allowance needs to be provided for an amount due from a customer depending on the aging of the individual balances receivable, recent payment history, contractual terms and other qualitative factors such as status of business relationship with the customer. At December 31, 2013 and 2012, based on management’s assessment, an allowance in the amount of $55,132 and $47,395 respectively for uncollectible accounts receivable was recorded.

An adverse change in the status of one customer could materially affect the Company’s estimate of its bad debts. Accounts receivable are written off in the fiscal year when all legal collection procedures have been exhausted. The Company wrote off no accounts receivable to bad debt expense in 2013 and 2012 respectively.

Intangibles

Generally, intangible assets acquired are stated at their historic cost less accumulated amortization. The Company amortizes its intangible assets with determinable finite useful lives, which includes software and website development, on a straight-line basis over an estimated useful life of 3 years for the assets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals are charged to expense in the period incurred. Betterments and additions are capitalized. Amortization of leasehold improvements is based on the shorter of the remaining life of the lease or the estimated useful lives of the assets. At December 31, 2013 and 2012, the Company had no leasehold improvements. Depreciation and amortization are provided for on the straight-line method over the estimated useful lives of the assets.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company accounts for our long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. Management assess recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

During the years ended December 31, 2013 and 2012, there were no impairments of long-lived assets.

Income Taxes

The Company follows ASC subtopic 740-10 for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company assesses its income tax positions based on management’s evaluation of the facts, circumstances and information available at the reporting date. The Company uses a more likely than not threshold when making its assessment as to financial statement recognition and measurement of a tax position. For the years ending December 31, 2013 and 2012 a provision of $260,031 and a benefit of $138,905, respectively, were recognized for income taxes. Prior to November 2012, the Company was taxed as a subchapter S corporation under existing Internal Revenue Service regulations with its taxable income taxed directly to its members (and losses distributed to its members). Any state minimum or franchise taxes due are generally expensed as incurred. The Company recognizes income tax interest and penalties as a separately identified component of general and administrative expense. There were no material income tax interest or penalties for the years ending December 31, 2013 and 2012. There are no open federal or state income tax years under audit. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years ending on or before December 31, 2010 or Georgia state income tax examination by tax authorities for years ending on or before December 31, 2010. The Company is not currently involved in any income tax examinations.

Research and Development

In accordance with GAAP, all research and development costs are expensed as incurred. The Company’s research and development activities consist of development of new or enhanced products or services. The Company has determined that there were no research and development activities in 2013 and 2012.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

Advertising costs, included in selling expenses, are expensed as incurred. Advertising expenses during the years ended December 31, 2013 and 2012, were $142,028 and $150,216, respectively.

Fair Value of Financial Instruments

ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 –	Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 –	Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 –	Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Cash, and all other current assets and liabilities, are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Recent Accounting Pronouncements

The Company has not identified any recently issued accounting pronouncements that are expected to have a material impact on the Company’s financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	2013	2012
Accounts receivable	$517,513	$502,815
Less allowance for bad debts	(55,132)	(47,395)

	$462,381	$455,420

Current portion	$(462,381)	$(455,420)

Long-term portion

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2013 and 2012, property and equipment consisted of the following:

	Estimated Useful Lives	2013	2012
Computer and network equipment	5-7	$232,877	$151,225
Office equipment	5	11,312	11,312
Security systems	5	13,135	13,135
Furniture and fixtures	5	3,943	3,943

Total		261,267	179,615
Accumulated depreciation		(81,878)	(41,833)

Property and equipment, net		$179,389	$137,782

During the years ended December 31, 2013 and 2012, depreciation and amortization expense totaled $40,875, and $27,538 respectively. Depreciation is included in operating expenses in the accompanying statements of operations.

NOTE 5 – INTANGIBLE ASSETS

As of December 31, 2013 and 2012, intangible assets with definite lives consisted of the following:

	Estimated Useful Lives	2013	2012
Intangible assets with finite useful life:
Software	3	$27,803	$11,206
Website design	3	12,000	12,000

Total		39,803	23,206
Accumulated amortization		(5,845)	(430)

Intangible assets, net		$33,958	$22,776

During the years ended December 31, 2013 and 2012, amortization expense for software and website design totaled $5,415 and $430 respectively. In the accompanying statements of operations, amortization expense is included in operating expenses. Estimated amortization of the remaining software and website design intangible assets balance is as follows: $6,048 for 2014; $5,602 for 2015; and $4,633 thereafter.

NOTE 6 – SALE TO TLO, LLC, AND SUBSEQUENT SETTLEMENT AGREEMENT

Membership Interest Contribution Agreement

On October 22, 2012, as amended on November 21, 2012, the owners of the Company entered into a Membership Interest Contribution Agreement with TLO, LLC, a Florida limited liability company (“TLO”), to sell 100% of their membership interests of the Company in exchange for 4.894% or 8,412,607 of the issued and outstanding membership units of TLO effective November 21, 2012.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 6 – TLO, LLC, PURCHASE AND SUBSEQUENT SETTLEMENT AGREEMENT (continued)

Settlement Agreement

On September 23, 2013, the former owners of the Company entered into a Settlement Agreement with TLO by which TLO conveyed 100% of the membership interest of the Company back to the former owners. This conveyance of ownership interest included all assets of the Company, including, but not limited to, all the intellectual property (including, but no limited to, inventories, patents, and trademarks), systems, marketing materials, E-mail addresses, URLs, customers, customer lists, and markings owned, held, possessed, or created as of September 23, 2013. Notwithstanding, any cash balance greater than fifty thousand dollars ($50,000) as reflected on the Company’s balance sheet as of September 23, 2013, would be distributed to TLO.

Accounting treatment

Subsequent to the acquisition and until the settlement with TLO, the Company operated as a wholly-owned subsidiary maintaining its own books and records separate and apart from TLO. There were no material changes to and no recognition of gain or loss on the financial statements as a result of the sale of membership interests to or conveyance of membership interests back from TLO.

NOTE 7 – RELATED PARTY TRANSACTIONS

Due to/from Related Parties

From November of 2012 through September 2013, TLO owned 100% of the membership interests of the Company. From time to time during the period, the Company and TLO would make and receive advances based on expenses paid on behalf of the other party (e.g., the Company’s employees were paid directly by TLO with costs allocated back down to the Company). These advances did not bear interest, were unsecured, and were due on demand. The net amount due from TLO totaled $0 at December 31, 2013, and the net amount due to TLO totaled $210,088 at December 31, 2012.

From October 2013 through October 2014, WHP Solutions, LLC, a Florida limited liability company (“WHP”), owned 60% of the membership interest of the Company. From time to time during the period, the Company and WHP would make and receive advances based on expenses paid on behalf of the other party. These advances did not bear interest, were unsecured, and were due on demand. The net amount due from WHP totaled $134,538 at December 31, 2013.

NOTE 8 - LLC AGREEMENT

Effective at its formation, the Company entered into a LLC operating agreement, commonly referred to as the “LLC Agreement.” The Company entered into various amendments to the LLC agreement, primarily to admit new LLC members and to change governance provisions; the last amendment is as of the effective date of October 2, 2014.

The liability of a member for the losses, debts and obligations of the Company shall be limited to its capital contributions which have not been repaid to or withdrawn by such member. No member shall have any liability to restore any negative balance in its capital account. There is only one class of members’ interests and the term of the Company is perpetual unless sooner terminated by the Sole Member, the sale of all or substantially all of the assets of the Company; or the entry of a decree of judicial dissolution.

The business and affairs of the Company is managed by the Sole Member, which has the authority to conduct the business of the Company subject to certain limitations as enumerated in the Agreement.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

Duluth, GA Office Facility:

The Company leases its office facility under a non-cancelable operating lease that expires on December 31, 2015. The lease is automatically extended for successive one year terms at a 3% escalation rate unless notice is given by either party of their intent not to renew. Minimum future rental payments (including estimated future common area charges and sales tax) under this non-cancelable operating lease as of December 31, 2013, are as follows:

Years ending December 31,	Amounts
2014	$37,800
2015	37,800

Total	$75,600

Total rent expense amounted to $37,731 and $48,793 for the years ended December 31, 2013 and 2012, respectively.

Suwanee, GA Co-location Facility:

The Company leases its co-location facility under a non-cancelable operating lease that expires on July 31, 2015. This co-location facility houses the server infrastructure for the Company’s products. This expense is included as a Cost of Revenue. Minimum future rental payments (including estimated future common area charges and sales tax) under this non-cancelable operating lease as of December 31, 2013, are as follows:

Years ending December 31,	Amounts
2014	$75,744
2015	44,184

Total	$119,928

Total rent expense amounted to $76,967 and $66,112 for the years ended December 31, 2013 and 2012, respectively.

Data Licensing Obligations

The Company enters into data licensing rights agreements and related amendments to provide the Company nonexclusive and nontransferable licenses of certain data. As of December 31, 2013, these contracts expire at and have various payment terms with due dates through June 2016. Minimum future payments under these data licensing rights ‘agreements as of December 31, 2013, are as follows:

Years ending December 31,	Amounts
2014	$865,935
2015	591,685
2016	75,000

Total	$1,532,620

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 10 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision (benefit) related to continuing operations are as follows at December 31, 2013 and December 31, 2012:

	2013	2012
Current (benefit) provision	$190,289	$46,413
Deferred (benefit) provision	69,742	5,689
Deferred tax (benefit) as a result of change in tax status	0	(191,007)

Total (benefit) provision for income taxes	260,031	(138,905)

The Company’s effective income tax expense (benefit) differs from the statutory federal income tax rate of 34% as follows at December 31, 2013 & 2012:

	2013		2012
Tax on income before income tax	$252,035	34.0%	$200,352	34.0%
Effect of Permanent Differences	1,360	0.2%	2,742	0.5%
Effect of Income not subject to tax at the entity level	0	0.0%	(146,651)	-24.9%
Effect of conversion from pass thru entity to taxable entity	0	0.0%	(191,007)	-32.4%
Effect of state taxes (net of federal benefit)	6,636	0.9%	2,829	0.5%
Benefit of Income taxed at lower federal rate	0	0.0%	(7,170)	-1.2%

Income Tax Provision	$260,031	35.1%	$(138,905)	-23.6%

The components of net deferred tax assets that have been presented in the Company’s financial statements are as follows at December 31, 2013 and 2012:

Components of Deferred Taxes Assets/Liabilities:
	2013	2012
Deferred income tax assets:
Accounts Payable	$8,601	$23,289
Other Current Liabilities	62,299	52,059
Intangible Assets	286,248	321,619

Deferred income tax assets	357,148	396,967

	2013	2012
Deferred Income tax Liabilities:
Accounts Receivable	(161,326)	(158,898)
Prepaids and Other Current Assets	(17,352)	(13,781)
Fixed Assets	(62,894)	(38,970)
Deferred income tax liabilities	(241,572)	(211,649)

Valuation Allowance	0	0

Net Deferred Tax Assets	$115,576	$185,318

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 10 – INCOME TAXES (continued)

The net deferred tax assets (liabilities) in the accompanying consolidated balance sheets include the following components at December 31, 2013 and 2012:

	2013	2012
Current:
Deferred tax asset	$90,136	$91,884
Deferred tax liability	(197,914)	(189,215)

Net deferred tax liability, current	(107,778)	(97,331)

Non-current:
Deferred tax asset	286,248	321,619
Deferred tax liability	(62,894)	(38,970)

Net deferred tax asset, current	223,354	282,649
Net deferred tax asset	$115,576	$185,318

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of December 31, 2013, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to U.S. federal tax examinations for tax years prior to 2010.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring after December 31, 2013 through January 9, 2015, the date which the financial statements were available to be issued, for disclosure. The following matters have occurred through January 9, 2015.

Sale of 100% Membership Interest to TBO

On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data through a Securities Purchase Agreement between TBO, John O. Schaeffer (“Schaeffer”) and WHP Solutions, LLC (“WHP”). The aggregate purchase price for the securities purchased consisted of $5,760,000 in cash and 100 shares of TBO preferred stock, which have since converted into 1,422,222 shares of TBO common stock. The stock consideration was paid entirely to Schaeffer, founder of Interactive Data and 40% interest holder at the time of the acquisition, who also received $1.92 million of the cash consideration, with the remainder being paid to WHP. The purchase price was subject to adjustment to the extent working capital as of the closing was greater than or less than $0. As a result of the post-closing adjustment, an additional $508,767 in cash was paid to Schaeffer and WHP with an additional $51,594 due upon the earlier of TBO’s realization of prepaid tax credit or September 30, 2015. In addition, TBO entered into a two year employment agreement with Schaeffer, effective as of the closing date, with Schaeffer to serve as a Senior Executive of TBO and General Manager of Interactive Data.

IP Litigation

On October 27, 2014, Transunion Risk and Alternative Data Solutions, Inc., filed a Complaint for Declaratory Judgment against the Company, among other parties, in the U.S. Bankruptcy Court, Southern District of Florida regarding a dispute over ownership of certain intellectual property. The Company has filed a motion to dismiss the Complaint as the Company does not claim an ownership or any other interest in the intellectual property in question.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 11 – SUBSEQUENT EVENTS (continued)

Non-Compete Litigation

On October 23, 2014, TransUnion Risk and Alternative Data Solutions, Inc. (“TRADS”) filed a Complaint and Motion for Temporary Injunction, in the Fifteenth Judicial Circuit Court in and for Palm Beach County, Florida, against James Reilly, President and Chief Operating Officer of TBO and Interactive Data, seeking relief for alleged violation of a noncompetition agreement. On December 19, 2014, James Reilly filed a Motion to Dismiss the Complaint. An adverse ruling could have an immediate near-term impact on TBO’s and/or Interactive Data’s financial position, results of operations, and liquidity.

On November 26, 2014, TRADS filed a Complaint and Motion for Preliminary Injunction, in the United States District Court, Southern District of Florida, against Daniel MacLachlan, Chief Financial Officer and Treasurer of TBO, seeking relief for alleged violation of a noncompetition agreement. An adverse ruling could have an immediate near-term impact on TBO’s financial position, results of operations, and liquidity.

Tiger Media Merger With the Company

On December 14, 2014, Tiger Media (NYSE MKT: IDI), a Shanghai-based multi-platform media company incorporated in the Cayman Islands, entered into a definitive merger agreement with TBO (the “Merger”). Under the terms of the merger agreement, current Tiger Media and TBO shareholders will own approximately 34% and 66% of the combined company, respectively, following the Merger. The owner of approximately 30% of TBO’s common stock on an as converted basis beneficially owns approximately 23% of Tiger Media. Approximately 65% of the shares to be issued to TBO will be non-voting preferred stock, and 30% of these preferred shares will only be issued upon achievement of certain revenue targets. The Merger is subject to customary conditions to closing detailed in the merger agreement, as well as the requirement that Tiger Media obtain an affirmative vote of 2/3 of the votes cast at the Tiger Media meeting to permit it to reincorporate in Delaware and obtain the affirmative vote of the majority of the votes cast to approve the issuance of Tiger Media securities as merger consideration.

* * * * * * *

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

To Management

Interactive Data, LLC

2650 N. Military Trail

Boca Raton, Florida 33431

We have reviewed the accompanying balance sheet of Interactive Data, LLC as of September 30, 2014, and the related statements of operations and cash flows for the nine months then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

L.L. Bradford & Company, LLC

Las Vegas, Nevada

January 9, 2015

INTERACTIVE DATA, LLC

BALANCE SHEETS

(Unaudited)

ASSETS
	September 30, 2014	December 31, 2013
CURRENT ASSETS:
Cash	$641,402	$221,164
Accounts receivable, net	454,888	462,381
Other receivables	38,198	172,736
Prepaid expenses	50,915	47,488

TOTAL CURRENT ASSETS	1,185,403	903,769

PROPERTY AND EQUIPMENT, NET	157,535	179,389

INTANGIBLE ASSETS:
Intangible assets, net	26,425	33,958

TOTAL INTANGIBLE ASSETS	26,425	33,958

NON-CURRENT ASSETS:
Deferred tax asset	204,707	223,354

TOTAL NON-CURRENT ASSETS	204,707	223,354

TOTAL ASSETS	$1,574,070	$1,340,470

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$137,536	$138,022
Deferred revenue	140,535	178,557
Other current liabilities	103,538	107,778

TOTAL CURRENT LIABILITIES	381,609	424,357

TOTAL LIABILITIES	381,609	424,357

MEMBERS’ EQUITY	1,192,461	916,113

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,574,070	$1,340,470

See accompanying independent accountant’s review report and notes to financial statements.

INTERACTIVE DATA, LLC

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Nine Months Ended September 30,
	2014	2013
NET REVENUE	$2,770,832	$2,879,918
COST OF REVENUE	1,041,873	1,108,839

GROSS PROFIT	1,728,959	1,771,079

OPERATING EXPENSES:
Selling	203,943	257,609
Compensation	710,029	552,241
Other general and administrative	339,860	312,669
Depreciation and amortization	49,240	28,730

TOTAL OPERATING EXPENSES	1,303,072	1,151,249

INCOME BEFORE PROVISION
FOR INCOME TAXES	425,887	619,830

PROVISION FOR INCOME TAXES	149,539	182,956

NET INCOME	$276,348	$436,874

See accompanying independent accountant’s review report and notes to financial statements.

INTERACTIVE DATA, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$276,348	$436,874
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49,240	28,730
Increase (decrease) in allowance for doubtful accounts	25,977	(6,169)
Changes in certain assets and liabilities:
(Increase) decrease in accounts receivable	(18,483)	(45,096)
(Increase) decrease in prepaid expenses, deposits and other receivables	131,111	2,906
(Increase) decrease in non-current deferred tax asset	18,647	39,218
Increase (decrease) in accounts payable and accrued expenses	(486)	72,100
Increase (decrease) deferred revenue	(38,022)	4,227
Increase (decrease) in other current liabilities	(4,189)	(165,310)

NET CASH PROVIDED BY OPERATING ACTIVITIES	440,143	367,480

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(19,853)	(78,588)

NET CASH USED IN INVESTING ACTIVITIES	(19,853)	(78,588)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to members	—	(36,630)
Increase (decrease) in long-term debt	—	(141)

NET CASH USED IN FINANCING ACTIVITIES	—	(36,771)

NET INCREASE IN CASH AND CASH EQUIVALENTS	420,290	252,121

CASH:
BEGINNING OF THE PERIOD	221,112	101,117

END OF THE PERIOD	$641,402	$353,238

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—

Cash paid for income taxes	$217,331	$113,729

See accompanying independent accountant’s review report and notes to financial statements.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was formed as a limited liability company on October 3, 2001 in the State of Georgia. On October 2, 2014, The Best One, Inc., a Florida corporation (“TBO”) acquired 100% of the membership interests of the Company.

Business Description

Historically, the Company has provided data solutions and services to the Accounts Receivable Management (ARM) industry for location and identity verification, legislative compliance and debt recovery. The Company is now targeting the entirety of the risk management market, including expansion into FCRA (Fair Credit Reporting Act) regulated data, and non-regulated data. Transforming the way organizations use their data, the Company’s next generation supercomputer technology and proprietary linking and assessment algorithms solves complex, large scale data problems for its customers.

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments with original or remaining maturities of three months or less, at the date of purchase, to be cash equivalents. Cash and cash equivalents consist of money market and various deposit accounts. .

Concentration of Business and Credit Risk

Financial instruments and related items, which potentially subject us to concentrations of credit risk, consist primarily of cash and receivables. We place our cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company maintains its cash balances primarily at one financial institution, and at times the balances may be in excess of federally insured limits. As of September 30, 2014, the Company’s cash balances exceeded the insurance limits by $391,402.

Management reviews a customer’s credit history before extending credit. As at and for the nine months ended September 30, 2014 there were no individual customers with a balance in excess of 10% of the accounts receivable and there were no customers in excess of 10% of net sales.

Concentration of Vendors

The Company uses data acquired through licensing rights from approximately 12 providers. The loss of any one of these providers could have an immediate near-term impact on the Company’s financial position, results of operations, and liquidity.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The accounting rules related to revenue recognition are complex and are affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. Consequently, the revenue recognition accounting rules require management to make significant judgments.

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or a service has been rendered, the price is fixed or determinable and collection is reasonably assured.

Revenue is generally recognized on (a) a transactional basis determined by the customers’ usage, (b) a monthly fee or (c) a combination of both.

Revenues pursuant to contracts containing a monthly fee are generally recognized ratably over the contract period, which is generally 1 year. Revenues pursuant to transactions determined by the customers’ usage are recognized when the transaction is complete. Costs associated with separately priced customer service contracts are generally recognized as follows: (a) costs are expensed as incurred; and (b) losses are recognized on contracts where the expected future costs exceed expected future revenue. No such loss contracts exist at September 30, 2014.

As of September 30, 2014, deferred revenue totaled $140,535 all of which is expected to be realized in the remainder of 2014 and 2015.

The Company sells its products, generally on credit, to a limited number of customers. Each of these customers is considered significant, however, no single customer accounts for more than 3% of revenues. Management determines whether an allowance needs to be provided for an amount due from a customer depending on the aging of the individual balances receivable, recent payment history, contractual terms and other qualitative factors such as status of business relationship with the customer. At September 30, 2014, based on management’s assessment, an allowance in the amount of $81,109 for uncollectible accounts receivable was recorded.

An adverse change in the status of one customer could materially affect the Company’s estimate of its bad debts. Accounts receivable are written off in the fiscal year when all legal collection procedures have been exhausted. The Company wrote off no accounts receivable to bad debt expense for the nine months ended September 30, 2014.

Intangibles

Generally, intangible assets acquired are stated at their historic cost less accumulated amortization. The Company amortizes its intangible assets with determinable finite useful lives, which includes software and website development, on a straight-line basis over an estimated useful life of 3 years for the assets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs, and minor renewals are charged to expense in the period incurred. Betterments and additions are capitalized. Amortization of leasehold improvements is based on the shorter of the remaining life of the lease or the estimated useful lives of the assets. At September 30, 2014, the Company had no leasehold improvements. Depreciation and amortization are provided for on the straight-line method over the estimated useful lives of the assets.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company accounts for our long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.” ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. Management assess recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

During the nine months ended September 30, 2014, there were no impairments of long-lived assets.

Income Taxes

The Company follows ASC subtopic 740-10 for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company assesses its income tax positions based on management’s evaluation of the facts, circumstances and information available at the reporting date. The Company uses a more likely than not threshold when making its assessment as to financial statement recognition and measurement of a tax position. For the nine months ended September 30, 2014, a provision of $149,539 was recognized for income taxes. Prior to November 2012, the Company was taxed as a subchapter S corporation under existing Internal Revenue Service regulations with its taxable income taxed directly to its members (and losses distributed to its members). Any state minimum or franchise taxes due are generally expensed as incurred. The Company recognizes income tax interest and penalties as a separately identified component of general and administrative expense. There were no material income tax interest or penalties for the nine months ended September 30, 2014. There are no open federal or state income tax years under audit. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years ending on or before December 31, 2010 or Georgia state income tax examination by tax authorities for years ending on or before December 31, 2010. The Company is not currently involved in any income tax examinations.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

In accordance with GAAP, all research and development costs are expensed as incurred. The Company’s research and development activities consist of development of new or enhanced products or services. The Company has determined that there were no research and development activities for the nine months ended September 30, 2014.

Advertising

Advertising costs, included in selling expenses, are expensed as incurred. Advertising expenses for the nine months ended September 30, 2014, was $110,718.

Fair Value of Financial Instruments

ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•	Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Cash, and all other current assets and liabilities, are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Recent Accounting Pronouncements

The Company has not identified any recently issued accounting pronouncements that are expected to have a material impact on the Company’s financial statements.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

September 30, 2014
Accounts receivable	$535,997
Less allowance for bad debts	(81,109)

$454,888

Current portion	$(454,888)

Long-term portion

NOTE 4 – PROPERTY AND EQUIPMENT

As of September 30, 2014, property and equipment consisted of the following:

	Estimated Useful Lives	Sept 30, 2014
Computer and network equipment	5-7	$252,730
Office equipment	5	11,312
Security systems	5	13,135
Furniture and fixtures	5	3,943

Total		281,120
Accumulated depreciation		(123,585)

Property and equipment, net		$157,535

During the nine months ended September 30, 2014, depreciation and amortization expense totaled $41,707. Depreciation is included in operating expenses in the accompanying consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

As of September 30, 2014, intangible assets with definite lives consisted of the following:

	Estimated Useful Lives	September 30, 2014
Intangible assets with finite useful life:
Software	3	$27,803
Website design	3	12,000

Total		39,803
Accumulated amortization		(13,378)

Intangible assets, net		$26,425

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 5 – INTANGIBLE ASSETS (continued)

During the nine months ended September 30, 2014, amortization expense for software and website design totaled $7,533. In the accompanying consolidated statements of operations, amortization expense is included in operating expenses. Estimated amortization of the remaining software and website design intangible assets balance is as follows: $2,511 for the remainder of 2014; $5,602 for 2015; and $4,633 thereafter.

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to/from Related Parties

From October 2013 through October 2014, WHP Solutions, LLC, a Florida limited liability company (“WHP”), owned 60% of the membership interest of the Company. From time to time during the period, the Company and WHP would make and receive advances based on expenses paid on behalf of the other party. These advances did not bear interest, were unsecured, and were due on demand. The net amount due from WHP totaled $0 at September 30, 2014.

NOTE 7 – LLC AGREEMENT

Effective at its formation, the Company entered into a LLC operating agreement, commonly referred to as the “LLC Agreement.” The Company entered into various amendments to the LLC agreement, primarily to admit new LLC members and to change governance provisions; the last amendment is as of the effective date of October 2, 2014.

The liability of a member for the losses, debts and obligations of the Company shall be limited to its capital contributions which have not been repaid to or withdrawn by such member. No member shall have any liability to restore any negative balance in its capital account. There is only one class of members’ interests and the term of the Company is perpetual unless sooner terminated by the Sole Member, the sale of all or substantially all of the assets of the Company; or the entry of a decree of judicial dissolution.

The business and affairs of the Company is managed by the Sole Member, which has the authority to conduct the business of the Company subject to certain limitations as enumerated in the Agreement.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

Duluth, GA Office Facility:

The Company leases its office facility under a non-cancelable operating lease that expires on December 31, 2015. The lease is automatically extended for successive one year terms at a 3% escalation rate unless notice is given by either party of their intent not to renew. Minimum future rental payments (including estimated future common area charges and sales tax) under this non-cancelable operating lease as of September 30, 2014, are as follows:

Years ending December 31,	Amounts
Oct – Dec 31, 2014	$9,450
2015	37,800

Total	$47,250

Total rent expense amounted to $28,350 for the nine months ended September 30, 2014.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued)

Suwanee, GA Co-location Facility:

The Company leases its co-location facility under a non-cancelable operating lease that expires on July 31, 2015. This co-location facility houses the server infrastructure for the Company’s products. This expense is included as a Cost of Revenue. Minimum future rental payments (including estimated future common area charges and sales tax) under this non-cancelable operating lease as of September 30, 2014, are as follows:

Years ending December 31,	Amounts
Oct – Dec 31, 2014	$18,936
2015	44,184

Total	$63,120

Total rent expense amounted to $56,808 for the nine months ended September 30, 2014.

Data Licensing Obligations

The Company enters into data licensing rights agreements and related amendments to provide the Company nonexclusive and nontransferable licenses of certain data. As of September 30, 2014, these contracts expire at and have various payment terms with due dates through June 2016. Minimum future payments under these data licensing rights agreements as of September 30, 2014, are as follows:

Years ending December 31,	Amounts
Oct – Dec 31, 2014	$216,484
2015	591,685
2016	75,000

Total	$883,169

NOTE 9 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision (benefit) related to continuing operations are as follows for the nine months ending September 30, 2014:

September 30, 2014
Current (benefit) provision	$135,132
Deferred (benefit) provision	14,407

Total (benefit) provision for income taxes	$49,539

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 9 – INCOME TAXES (continued)

The Company’s effective income tax expense (benefit) differs from the statutory federal income tax rate of 34% as follows for the nine months ending September 30, 2014 as follows:

	September 30, 2014
Tax on income before income tax	$144,801	34.0%
Effect of Permanent Differences	922	0.2%
Effect of state taxes (net of federal benefit)	3,816	0.9%

Income Tax Provision	$149,539	35.1%

The components of net deferred tax assets that have been presented in the Company’s financial statements are as follows at September 30, 2014:

Components of Deferred Taxes Assets/Liabilities:
2014
Deferred income tax assets:
Accounts Payable	$37,233
Other Current Liabilities	49,033
Intangible Assets	259,832
Deferred income tax assets	346,098

2014
Deferred Income tax Liabilities:
Accounts Receivable	$(158,712)
Prepaids and Other Current Assets	(31,092)
Fixed Assets	(55,125)
Deferred income tax liabilities	(244,929)

Valuation Allowance	0

Net Deferred Tax Assets	$101,169

The net deferred tax assets (liabilities) in the accompanying consolidated balance sheets include the following components at September 30, 2014:

2014
Current:
Deferred tax asset	$114,565
Deferred tax liability	(218,103)

Net deferred tax liability, current	(103,538)

Non-current:
Deferred tax asset	259,832
Deferred tax liability	(55,125)

Net deferred tax asset, current	204,707
Net deferred tax asset	$101,169

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 10 – SUBSEQUENT EVENTS (continued)

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of September 30, 2014, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to U.S. federal tax examinations for tax years prior to 2010.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring after September 30, 2014 through January 9, 2015, the date which the financial statements were available to be issued, for disclosure. The following matters have occurred through January 9, 2015.

Sale of 100% Membership Interest to TBO

On October 2, 2014, TBO acquired 100% of the membership interests of Interactive Data through a Securities Purchase Agreement between TBO, John O. Schaeffer (“Schaeffer”) and WHP Solutions, LLC (“WHP”). The aggregate purchase price for the securities purchased consisted of $5,760,000 in cash and 100 shares of TBO preferred stock, which have since converted into 1,422,222 shares of TBO common stock. The stock consideration was paid entirely to Schaeffer, founder of Interactive Data and 40% interest holder at the time of the acquisition, who also received $1.92 million of the cash consideration, with the remainder being paid to WHP. The purchase price was subject to adjustment to the extent working capital as of the closing was greater than or less than $0. As a result of the post-closing adjustment, an additional $508,767 in cash was paid to Schaeffer and WHP with an additional $51,594 due upon the earlier of TBO’s realization of prepaid tax credit or September 30, 2015. In addition, TBO entered into a two year employment agreement with Schaeffer, effective as of the closing date, with Schaeffer to serve as a Senior Executive of TBO and General Manager of Interactive Data.

IP Litigation

On October 27, 2014, Transunion Risk and Alternative Data Solutions, Inc., filed a complaint against the Company for Declaratory Judgment in the U.S. Bankruptcy Court, Southern District of Florida regarding a dispute over ownership of certain intellectual property (software). The Company has filed a motion to dismiss the complaint as it does not claim an ownership or any other interest in the intellectual property in question. TBO has claimed ownership in such intellectual property.

Non-Compete Litigation

On October 23, 2014, TransUnion Risk and Alternative Data Solutions, Inc. (“TRADS”) filed a Complaint and Motion for Temporary Injunction, in the Fifteenth Judicial Circuit Court in and for Palm Beach County, Florida, against James Reilly, President and Chief Operating Officer of TBO and Interactive Data, seeking relief for alleged violation of a noncompetition agreement. On December 19, 2014, James Reilly filed a Motion to Dismiss the Complaint. An adverse ruling could have an immediate near-term impact on TBO’s and/or Interactive Data’s financial position, results of operations, and liquidity.

See accompanying independent accountant’s review report.

INTERACTIVE DATA, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 10 – SUBSEQUENT EVENTS (continued)

On November 26, 2014, TRADS filed a Complaint and Motion for Preliminary Injunction, in the United States District Court, Southern District of Florida, against Daniel MacLachlan, Chief Financial Officer and Treasurer of TBO, seeking relief for alleged violation of a noncompetition agreement. An adverse ruling could have an immediate near-term impact on TBO’s financial position, results of operations, and liquidity.

Tiger Media, Inc., Agreement to Acquire the Company

On December 14, 2014, Tiger Media (NYSE MKT: IDI), a Shanghai-based multi-platform media company incorporated in the Cayman Islands, entered into a definitive merger agreement with TBO (the “Merger”). Under the terms of the merger agreement, current Tiger Media and TBO shareholders will own approximately 34% and 66% of the combined company, respectively, following the Merger. The owner of approximately 30% of TBO’s common stock on an as converted basis beneficially owns approximately 23% of Tiger Media. Approximately 65% of the shares to be issued to TBO will be non-voting preferred stock, and 30% of these preferred shares will only be issued upon achievement of certain revenue targets. The Merger is subject to customary conditions to closing detailed in the merger agreement, as well as the requirement that Tiger Media obtain an affirmative vote of 2/3 of the votes cast at the Tiger Media meeting to permit it to reincorporate in Delaware and obtain the affirmative vote of the majority of the votes cast to approve the issuance of Tiger Media securities as merger consideration.

* * * * * * *

See accompanying independent accountant’s review report.

Execution Copy	Annex A

MERGER AGREEMENT AND PLAN OF REORGANIZATION

THIS MERGER AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of December 14, 2014, is entered into by and among The Best One, Inc., a Florida corporation (“TBO”), Tiger Media, Inc., a Cayman Islands company (“Parent”), TBO Acquisition, LLC, a Delaware limited liability company, which is a wholly owned Subsidiary of Parent (“Merger Sub”) and Derek Dubner, solely in his capacity as Representative hereunder.

WHEREAS, the boards of directors and managers of each of Parent, Merger Sub and TBO have, pursuant to the Laws of their respective jurisdictions of incorporation, declared or resolved as applicable that this Agreement is advisable, fair and in the best interests of their respective shareholders, as applicable, and have approved this Agreement and the consummation of the transactions contemplated hereby, including, under the Laws of the State of Delaware, the domestication of Parent as a corporation pursuant to Section 388 of the Delaware General Corporation Law, and under the Law of the Cayman Islands, the registration of Parent by way of continuation in the State of Delaware and the de-registration of Parent as an exempted company in the Cayman Islands (collectively, the “Domestication”) and thereafter the merger of TBO with and into Merger Sub (the “Merger”);

WHEREAS, the parties to this Agreement intend that the Merger will qualify as a reorganization described in the Internal Revenue Code of 1986, as amended (the “Code”) Section 368(a).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly and mutually acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Unless the context otherwise requires, the terms defined in this Article I shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

1.1 As used herein, the following terms shall have the following meanings:

“Acquired Entity” means any of TBO or its Subsidiaries and “Acquired Entities” means TBO and its Subsidiaries, collectively.

“Acquisition Transaction” means any transaction involving: (i) the sale, license, disposition or acquisition of all or a substantial portion of the assets of any Acquired Entity; (ii) the issuance, disposition or acquisition of (A) any stock or other equity security of any Acquired Entity, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any stock or other equity security of any Acquired Entity, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any stock or other equity security of any Acquired Entity; or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving any Acquired Entity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Books and Records” means all books and records of the Acquired Entities, including files, manuals, price lists, mailing lists, distributor lists, customer lists, sales and promotional materials, purchasing materials, documents evidencing intangible rights or obligations, personnel records, accounting records and litigation files (regardless of the media in which stored).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Contract” means any contract, agreement, indenture, note, bond, loan, mortgage, license, instrument, lease, understanding, commitment or other arrangement or agreement, whether written or oral.

“Disclosure Schedules” means the Disclosure Schedules delivered by TBO on the one hand and Parent and Merger Sub on the other concurrently with the execution and delivery of this Agreement.

“Eligible Market” means the NYSE MKT.

“Employee Benefit Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) all employment, consulting, individual compensation and collective bargaining agreements and (iii) all other employee benefit plans, policies, agreements, or arrangements (whether funded or unfunded, written or oral, qualified or nonqualified), including any bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, termination, severance, sick leave, vacation, loans, perquisites, salary continuation, health, disability, life insurance and educational assistance plans, policies, agreements or arrangements.

“End Date” means April 30, 2015.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) which would be treated as a single employer with another entity under Sections 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means accounting principles generally accepted in the United States of America, as in effect from time to time, applied on a consistent basis throughout the periods indicated.

“Governmental Authority” means any foreign, federal, national, state or local judicial, legislative, executive or regulatory body, authority or instrumentality.

“Hazardous Substances” means any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Authority to be capable of posing a risk of injury to health, safety, property or the environment.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under

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such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness and (viii) all guaranties in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

“Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Liabilities as they come due, (ii) such Person is unable to pay its debts and Liabilities, subordinated, contingent or otherwise, as such debts and Liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct its business as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means any and all: (i) technology, formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice), (ii) technical, engineering and manufacturing information and materials, (iii) specifications, designs, models, devices, prototypes, schematics and development tools, (iv) software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, including without limitation computer source code and object code, blueprints, engineering drawings, printed or graphic matter, (v) databases and other compilations and collections of data or information, (vi) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing, domain names, uniform resource locators, social media user account names, and other names and locators associated with the Internet, (viii) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information, such as product, marketing, servicing, financial, supplier, and personnel information, customer lists, customer contact and registration information, customer correspondence and customer purchasing histories, and (ix) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

“Interactive Purchase Agreement” means that certain Securities Purchase Agreement, dated as of October 2, 2014, by and among John O. Schaeffer, WHP Solutions, LLC, Interactive Data, LLC and TBO.

“Knowledge” or words of similar effect, regardless of case, means, (i) with respect to TBO and/or any other Acquired Entity, the knowledge of Michael Brauser, Derek Dubner, Daniel MacLachlan, James Reilly, John Schaeffer and Ole Poulsen and (ii) with respect to Parent and/or Merger Sub, the knowledge of Peter Tan, Jacky Wang and Joshua Weingard. Each of the foregoing Persons will be deemed to have knowledge of a particular fact or other matter if: (A) such Person is actually aware of such fact or matter; (B) a prudent individual could be expected to discover or otherwise become aware of such fact or matter after due inquiry, or (C) a similarly situated Person could reasonably be expected to have knowledge of such fact or matter.

“Law” means any federal, state or local law, statute, rule, regulation, judgment, decree, injunction, order, ordinance, code, regulation, arbitration award, grant, franchise, permit and license or other legally enforceable requirement of or by any Governmental Authority or self-regulatory organization.

“Letter of Transmittal” means a letter of transmittal in such form as reasonably presented to the TBO Shareholders by Parent a reasonable amount of time after the Effective Time.

“Liability” means obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

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“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and including any lien or charge arising by Law.

“Material Adverse Effect” means a material adverse effect on the operations, condition (financial or other), assets, Liabilities, earnings, or business (as now conducted or as proposed to be conducted) of the Person affected or the ability of any Person to timely consummate the transactions contemplated hereby; provided, however, that no such adverse effect shall be deemed to constitute, nor shall it be taken into account in determining whether there has been or would be a “Material Adverse Effect” on or with respect to the Person affected if such adverse effect is demonstrated to be primarily caused by (i) conditions affecting the United States economy generally, (ii) the announcement or pendency of the Merger or of the transactions contemplated hereby, (iii) changes in the industries in which such Person conducts business or in applicable Laws, (iv) changes in GAAP or statutory accounting principles, or (v) acts of terrorism or war (whether or not declared), except, in each case of (i) through (iii), to the extent such changes cause a disproportionate and negative effect on or change to such Person as compared to the industry in which such Person operates as a whole.

“Parent Common Stock” means, as of the effectiveness of the Domestication, the common stock of Parent, par value $0.0001 per share.

“Parent Preferred Stock” means the Series A Non-Voting Convertible Preferred Stock of Parent, par value $0.0001 per share. The Parent Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designations.

“Permit” means any approval, consent, license, certificate, accreditation, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to Law.

“Permitted Liens” means (i) Liens for real estate Taxes not yet due and payable or being contested in good faith by appropriate procedures as disclosed herein and for which there are adequate accruals or reserves on the Balance Sheet, (ii) Liens arising under equipment leases with third parties set forth in the Disclosure Schedules, which were entered into in the ordinary course of business consistent with past practices which are not, individually or in the aggregate, material to the business or the assets of the Acquired Entities and (iii) any statutory Liens arising in the ordinary course of business by operation of law with respect to a Liability that is not yet due and delinquent and which are not, individually or in the aggregate, significant.

“Person” means all natural persons, corporations, business trusts, associations, unincorporated organizations, limited liability companies, partnerships, joint ventures and other entities and Governmental Authorities or any department or agency thereof.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which a Person, either alone or together with one or more other Subsidiaries, (i) directly or indirectly owns or controls securities or other interests representing more than fifty (50%) of the voting power of such entity, or (ii) is entitled, by contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

4

“Tax” or “Taxes” means all taxes, fees or other assessments of any kind imposed by any Governmental Authority, and any and all interest, penalties and additions relating thereto. “Tax” or “Taxes” includes without limitation all add-on minimum, alternative minimum, capital stock, currency, customs, documentary, disability, employee, employer, environmental, estimated, excise, export, FICA, franchise, FUTA, gross receipts, income, import, natural resources, license, occupation, payroll, personal property, premium, real property, registration, sales, severance, social security, stamp, transfer, unemployment, use, value added, escheat, unclaimed property, windfall profit and withholding taxes and duties. “Tax” or “Taxes” also includes any Liability for taxes of any other Person, including transferee or secondary Liability for Taxes and any Liability pursuant to an agreement or otherwise, including Liability arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any Tax Return relating thereto.

“Tax Return” means any tax return, filing document or information statement required to be filed in connection with or with respect to any Taxes.

“TBO Common Stock” means the Common Stock of TBO, no par value.

“TBO Employee Benefit Plans” means all Employee Benefit Plans sponsored, maintained or contributed to, by TBO or any ERISA Affiliate or with respect to which TBO or any ERISA Affiliate of TBO has any obligation or Liability, contingent or otherwise.

“TBO Preferred Stock” means the TBO Series A Preferred Stock.

“TBO Series A Preferred Stock” means the Series A Convertible Preferred Stock of TBO, par value $0.001.

“TBO Shareholder” means any holder of TBO Shares.

“TBO Shares” means, collectively, all of the issued and outstanding shares of TBO Common Stock and TBO Preferred Stock.

“Transaction Expenses” means all out-of-pocket fees and expenses (including legal, accounting, consulting and investment advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the transfer agent for Parent’s shares of capital stock.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

1.2 Each of the following additional terms is defined in the Section set forth opposite such term:

Term	Section
Accredited Investor	Section 4.6(a)
Agreed Earn-Out Adjustment	Section 3.7(c)
Agreement	Preamble
Audited Financial Statements	Section 7.2(k)
Author	Section 4.10(d)
Balance Sheet	Section 4.7(a)
Balance Sheet Date	Section 4.7(a)
Cash Closing Condition	Section 7.2(o)
Cayman De-Registration	Section 6.14(d)
Certificate of Conversion	Section 6.14(d)

5

Term	Section
Certificates of Merger	Section 2.3
Certificate of Designations	Section 7.3(g)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Confidentiality Agreement	Section 4.10(b)
Damages	Section 9.2(a)
Delaware Certificate of Merger	Section 2.3
Director Nominees	Section 6.4
DLLCA	Section 2.1
Domestication	Recitals
Earn-Out Measurement Period	Section 3.7(a)
Earn-Out Objection Notice	Section 3.7(b)
Earn-Out Payment	Section 3.7(a)
Earn-Out Shares	Section 9.3
Earn-Out Statement	Section 3.7(b)
Effective Time	Section 2.3
Eligible Shareholder	Section 3.7(a)
FBCA	Section 2.1
Florida Articles and Plan of Merger	Section 2.3
FPI	Section 5.8
Independent Accountant	Section 3.7(d)
Independent Committee	Section 9.6
Intellectual Property Licenses	Section 4.10(b)
Liability Cap	Section 9.4
Leased Properties	Section 4.23(b)
Lockup Agreements	Section 6.11
Merger	Recitals
Merger Sub	Preamble
Merger Sub Charter	Section 5.1
Merger Sub Operating Agreement	Section 5.1
Mutual Non-Disclosure and Confidentiality Agreement	Section 6.7
New Parent Bylaws	Section 6.14(d)
New Parent Charter	Section 6.14(d)
Owned Intellectual Property	Section 4.10(a)
Parachute Payment Waiver	Section 6.18
Parent	Preamble
Parent Board	Section 6.4
Parent Indemnified Parties	Section 9.2(b)
Parent Material Agreement	Section 5.12(a)
Parent Memorandum	Section 5.1
Parent Ordinary Shares	Section 5.8
Pre-Closing Period	Section 6.2(b)
Proxy Statement	Section 6.14(a)
PII	Section 4.10(e)
Real Property Lease	Section 4.23(b)
Real Property Law	Section 4.23(c)
Representative	Preamble
Sarbanes-Oxley Act	Section 5.11
SEC Reports	Section 5.9

6

Term	Section
Secrecy, Invention and Noncompetition Agreement	Section 4.10(b)
Shareholder Approval	Section 6.14(a)
Shareholders’ Meeting	Section 6.14(a)
Straddle Period	Section 6.2(b)
Surviving Company	Section 2.1
Systems	Section 4.25
TBO	Preamble
TBO Bylaws	Section 4.1
TBO Charter	Section 4.1
TBO Dissenting Shares	Section 3.6
TBO Financial Statements	Section 4.7
TBO Indemnified Parties	Section 9.2(a)
TBO Intellectual Property	Section 4.10(a)
TBO Material Agreement	Section 4.9
TBO Source Code	Section 4.10(f)
TBO Stock Certificate	Section 3.2
Transaction Filings	Section 6.15
Twelve-Month Period	Section 3.7(a)

ARTICLE II

THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, in accordance with the provisions of the Florida Business Corporation Act, as amended (the “FBCA”) and the Delaware Limited Liability Company Act (“DLLCA”), TBO shall be merged with and into Merger Sub. Merger Sub shall continue as the surviving company (“Surviving Company”).

2.2 The Closing. The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akerman LLP, in Miami, Florida, commencing at 9:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date as the parties may mutually determine (the “Closing Date”).

2.3 Effective Time. Prior to the Closing, Parent, Merger Sub and TBO shall prepare, and, on the Closing Date, TBO shall (a) file with the Secretary of State of the State of Florida, Articles of Merger (including the Plan of Merger) in the form attached hereto as Exhibit A-1 (the “Florida Articles and Plan of Merger”), and/or such other appropriate documents executed in accordance with the applicable provisions of the FBCA and shall make all other filings or recordings required under the FBCA to effect the Merger and (b) file with the Secretary of State of the State of Delaware, a Certificate of Merger in the form attached hereto as Exhibit A-2 (the “Delaware Certificate of Merger,” and together with the Florida Articles and Plan of Merger, the “Certificates of Merger”), and/or such other appropriate documents executed in accordance with the applicable provisions of the DLLCA and shall make all other filings or recordings required under the DLLCA to effect the Merger. The Merger shall become effective at such time as the Certificates of Merger are accepted for recording by the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, as applicable. The time at which the Merger shall become effective as aforesaid is referred to as the “Effective Time.”

2.4 Legal Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the FBCA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of TBO and Merger Sub shall vest in Surviving Company.

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2.5 Certificate of Formation and Operating Agreement.

(a) Certificate of Formation of Surviving Company. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of Surviving Company until thereafter amended in accordance with the DLLCA and such certificate of formation; provided, however, that as of the Effective Time, such certificate of formation shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

(b) Operating Agreement of Surviving Company. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the Merger Sub Operating Agreement, as in effect immediately prior to the Effective Time, shall be the operating agreement of Surviving Company until thereafter amended in accordance with the DLLCA, the certificate of formation of Surviving Company and such operating agreement; provided, however, that as of the Effective Time, such operating agreement shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

2.6 Managers and Officers.

(a) Managers of Surviving Company. Subject to Section 6.4(b), the initial managers of Surviving Company shall be the managers of Merger Sub as of immediately prior to the Effective Time. Furthermore, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, at the Effective Time, Derek Dubner is hereby appointed as an additional Manager of the Surviving Company.

(b) Officers of Surviving Company. The initial officers of Surviving Company shall be the officers of Merger Sub in office at and as of the Effective Time (retaining their respective positions and terms of office) or until the earlier death, resignation or removal. Furthermore, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, at the Effective Time, Derek Dubner is hereby appointed Chief Executive Officer of the Surviving Company and Daniel MacLachlan is hereby appointed Chief Financial Officer of the Surviving Company.

ARTICLE III

MANNER OF CONVERTING SECURITIES

3.1 Conversion of Shares in the Merger. Subject to the provisions of this Article III and Section 9.3, at and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the outstanding securities of TBO and Merger Sub shall be converted as follows:

(a) Each share of TBO Common Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable shares of Parent Common Stock.

(b) Each share of TBO Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Preferred Stock.

(c) One hundred percent (100%) of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company. Each stock certificate of Merger Sub representing any such membership interests shall after the Effective Time evidence ownership of membership interests of Surviving Company.

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(d) Each share of Parent’s capital stock issued and outstanding at and as of the Effective Time will remain issued and outstanding.

3.2 Surrender and Exchange of TBO Securities. As soon as practicable after the Effective Time and subject to Section 3.7 and Section 9.3, upon (i) surrender of a certificate or certificates representing TBO Shares that were outstanding immediately prior to the Effective Time (each a “TBO Stock Certificate”) to the Transfer Agent (or, in case such certificates shall be lost, stolen or destroyed, an affidavit of that fact by the holder thereof pursuant to Section 3.5) and (ii) delivery to the Transfer Agent of an executed Letter of Transmittal, the Transfer Agent shall deliver to the record holder of the TBO Shares surrendering such certificate or certificates, a certificate or certificates (or evidence of shares in book-entry form) registered in the name of such shareholder representing the number of shares of Parent Common Stock and/or Parent Preferred Stock to which such holder is entitled pursuant to this Article III. In the event of a transfer of ownership of TBO Shares that is not registered in the transfer records of TBO, a certificate (or evidence of shares in book-entry form) representing the proper number of whole shares of Parent Common Stock and/or Parent Preferred Stock may be issued to a Person other than the Person in whose name the TBO Stock Certificate so surrendered is registered, if, upon delivery by the holder thereof, such TBO Stock Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance of shares of Parent Common Stock and/or Parent Preferred Stock to a Person other than the registered holder of such TBO Stock Certificate or shall have established to the reasonable satisfaction of the Transfer Agent that such Tax either has been paid or is not applicable, and shall have demonstrated, to the reasonable satisfaction of the Transfer Agent, that the transfer of such TBO Shares to the requesting person was accomplished in conformity with all applicable securities Laws and with any other agreements restricting the transfer of the TBO Shares to which such TBO Shares are subject. As of the Effective Time, each TBO Share (other than TBO Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and until the certificate or certificates evidencing such shares are surrendered, each certificate that immediately prior to the Effective Time represented any outstanding TBO Share (other than TBO Dissenting Shares) shall be deemed at and after the Effective Time to represent only the right to receive upon surrender as aforesaid the consideration specified in this Article III, as applicable, for the holder thereof. Each TBO Dissenting Share shall be converted into the right to receive payment from the Surviving Company with respect thereto in accordance with the provisions of the FBCA.

3.3 Transfer Books; No Further Ownership Rights in TBO Shares. All shares of Parent Common Stock and/or Parent Preferred Stock issued upon the surrender for exchange of TBO Stock Certificates in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the TBO Shares previously represented by such TBO Stock Certificates, and at the Effective Time, the share transfer books of TBO shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of Surviving Company of the TBO Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of TBO Stock Certificates that evidenced ownership of the TBO Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.

3.4 No Fractional Shares for Parent Common Stock or Parent Preferred Stock. No fraction of a share of Parent Common Stock or Parent Preferred Stock shall be issued upon the surrender for exchange of a TBO Stock Certificate (or evidence of such shares in book-entry form), no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Each holder of TBO Shares who would otherwise be entitled to a fraction of a share of Parent Common Stock or Parent Preferred Stock (after aggregating all fractional shares of Parent Common Stock or Parent Preferred Stock that otherwise would be received by such holder in respect of such class of security) shall, receive from the Transfer Agent, in lieu of such fractional share, one share of Parent Common Stock or Parent Preferred Stock, as the case may be.

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3.5 Lost, Stolen or Destroyed Certificates. If any TBO Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such TBO Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the written agreement by such Person to indemnify Parent and Surviving Company against any claim that may be made against it with respect to such TBO Stock Certificate, the Transfer Agent will issue, subject to Section 3.7 and Section 9.3, in exchange for such lost, stolen or destroyed TBO Stock Certificate, Parent Common Stock and/or Parent Preferred Stock pursuant to this Agreement.

3.6 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, TBO Shares which are issued and outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 607.1302 of the FBCA (the “TBO Dissenting Shares”) shall be converted into the right to receive payment from Surviving Company with respect thereto and shall not be converted into or be exchangeable for the right to receive the shares of Parent Common Stock and/or Parent Preferred Stock unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the FBCA. TBO Dissenting Shares shall be treated in accordance with Section 607.1302 of the FBCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s TBO Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, shares of Parent Common Stock and/or Parent Preferred Stock in accordance with the terms of this Article III. TBO shall give (a) Parent prompt notice of any written demands for appraisal of any TBO Shares, attempted withdrawals of such demands and any other instruments, served pursuant to the FBCA and received by TBO relating to rights to be paid the “fair value” of TBO Dissenting Shares, as provided in Section 607.1302 of the FBCA and (b) Parent the opportunity to participate in, and after the Closing, direct all negotiations and proceedings with respect to demands for appraisal under the FBCA. TBO shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of TBO Shares. TBO or Surviving Company, as applicable under Section 607.1302 of the FBCA, shall comply with all notice requirements under such section.

3.7 Earn-Out Payment.

(a) Each TBO Shareholder holding issued and outstanding TBO Series A Preferred Stock immediately prior to the Effective Time and set forth on Schedule 3.7 hereto (other than holders of TBO Dissenting Shares) (an “Eligible Shareholder”) shall be entitled to receive an Earn-Out Payment to be determined and paid in accordance with this Section 3.7. If either:

(i) the Surviving Company and its Subsidiaries (including any Subsidiaries formed or acquired after the date hereof) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $7,500,000 for any Twelve-Month Period completed during the period beginning on the first day of the first month following the Closing Date and ending on or before the last day of the month that is twenty-four (24) months after the Closing Date (the “Earn-Out Measurement Period”); or

(ii) Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries (including any such Subsidiaries formed or acquired after the date hereof)) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $13,500,000 for any Twelve-Month Period completed during the Earn-Out Measurement Period;

then each Eligible Shareholder shall be entitled to receive the number of shares of Parent Preferred Stock set forth opposite his, her or its name on Schedule 3.7 (each, an “Earn-Out Payment”). A “Twelve-Month Period” means any period that begins on the first day of a month and ends on the last day of the twelfth (12th) consecutive month following such start date.

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(b) As promptly as practicable following each Twelve-Month Period completed during the Earn-Out Measurement Period, Parent shall prepare and deliver to the Representative a preliminary statement calculating the revenues of the Surviving Company and its Subsidiaries in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements for such Twelve-Month Period (each, an “Earn-Out Statement”). Promptly following receipt of each Earn-Out Statement, the Representative may review the same and, within ten (10) days after the date of such receipt, may deliver to Parent a certificate setting forth any objections to such Earn-Out Statement, together with a summary of the reasons therefore and calculations which, in its view, are necessary to eliminate such objections (each, an “Earn-Out Objection Notice”). If the Representative does not so object within such ten (10) day period, such Earn-Out Statement shall be final and binding for such Twelve-Month Period for purposes of this Agreement.

(c) If the Representative timely delivers to Parent an Earn-Out Objection Notice with respect to a Earn-Out Statement in proper form in accordance with Section 3.7(b), Parent and the Representative shall use their reasonable efforts to resolve by written agreement (the “Agreed Earn-Out Adjustments”) any differences as to such Earn-Out Statement and, if the Representative and Parent so resolve any such differences, such Earn-Out Statement, as adjusted by the Agreed Earn-Out Adjustments, shall be final and binding as the Earn-Out Statement for the Twelve-Month Period to which it relates for purposes of this Agreement.

(d) If any objections raised by the Representative in any Earn-Out Objection Notice with respect to a Earn-Out Statement are not resolved by the Agreed Earn-Out Adjustments within the thirty (30) day period following the receipt by Parent of such Earn-Out Objection Notice, then Parent and the Representative shall submit the objections that are then unresolved to McGladrey (or such other impartial nationally or regionally recognized firm of independent certified public accountants appointed by Parent and the Representative by mutual agreement) (the “Independent Accountant”). The Independent Accountant shall resolve the unresolved objections (based solely on the presentations by Parent and by the Representative as to whether any disputed matter had been determined in a manner consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) and shall deliver to Parent and the Representative, as promptly as reasonably practicable and in any event within thirty (30) days after its appointment, a written report setting forth its resolution of the disputed matters determined in accordance with the terms herein. The applicable Earn-Out Statement, after giving effect to any Agreed Earn-Out Adjustments and to the resolution of disputed matters by the Independent Accountant, shall be final and binding as the Earn-Out Statement for the Twelve-Month Period to which it relates for purposes of this Agreement.

(e) The parties hereto shall make available to Parent, the Representative and, if applicable, the Independent Accountant, such books, records and other information (including work papers) as any of the foregoing may reasonably request to prepare or review any Earn-Out Statement, any Earn-Out Objection Notice or any matters submitted to the Independent Accountant. The fees and expenses of the Independent Accountant hereunder (including any retainer) shall be borne equally by Parent, on the one hand, and the Eligible Shareholders (on a pro rata basis), on the other hand, and the Parent and the Representative hereby agree to sign any customary engagement letter presented by the Independent Accountant.

(f) The parties agree that the procedures set forth herein with respect to each Earn-Out Statement are not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications or estimation methodologies from those used in the preparation of Parent’s audited financial statements. The dispute resolution provisions set forth in this Section 3.7 shall be the parties’ and the Eligible Shareholders’ sole remedy with respect to any disputes regarding any Earn-Out Payment in the absence of fraud; provided that no adjustment or determination under this Section 3.7 or any other provision of this Section 3.7 shall limit the representations, warranties, covenants and agreements of the parties set forth elsewhere in this Agreement.

(g) During the Earn-Out Measurement Period, Parent will operate its Subsidiaries in good faith and in a commercially reasonable manner, having regard to industry conditions and the financial condition and prospects

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of its Subsidiaries. The Eligible Shareholders acknowledge and agree that Parent shall have sole and absolute discretion regarding its and its Subsidiaries’ operations, including without limitation with respect to making employment, personnel and staffing decisions and determining whether or not to make capital investments, provide credit support or provide guarantees of the obligations of any of its Subsidiaries.

(h) Payment of the Earn-Out Payments may be subject to setoff and reduction, on a pro rata basis, in satisfaction of any Damages to which a Parent Indemnified Party may be entitled to indemnification pursuant to Article IX hereof in accordance with Section 9.3 hereof.

(i) Except as provided in Section 9.3, Parent shall issue any Earn-Out Payments finally determined to be earned hereunder within ten (10) days of such determination. The rights of each Eligible Shareholder to his, her or its Earn-Out Payment, if any, is personal to such Eligible Shareholder and shall only be transferable by operation of law, by will or the laws of descent and distribution or to the equity owners of such Eligible Shareholder following its dissolution. Any attempted transfer of such right by an Eligible Shareholder (other than as permitted by the immediately preceding sentence) shall be null and void.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TBO

Except as set forth in the Disclosure Schedule delivered to Parent in connection with this Agreement, TBO represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Standing. TBO is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida. TBO has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted. TBO is presently qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect with respect to TBO. True and accurate copies of TBO’s articles of incorporation (the “TBO Charter”) and TBO’s bylaws (the “TBO Bylaws”), each as in effect as of the date hereof and at the Closing, have been delivered to Parent.

4.2 Corporate Power. TBO has all requisite legal and corporate power and authority to execute and deliver this Agreement and to carry out and perform its other obligations hereunder.

4.3 Authorization and Enforceability. All action on the part of TBO and its board of directors necessary for (i) the authorization, execution and delivery of this Agreement and (ii) the performance of its obligations hereunder, has been taken or will be taken prior to or upon the Effective Time, as applicable; provided, however, that TBO cannot consummate the Merger unless and until it receives the requisite approval of the TBO Shareholders pursuant to the FBCA and the TBO Charter. This Agreement has been duly executed by TBO and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of TBO, except (i) as limited by Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) as limited by rules of Law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

4.4 Subsidiaries. Section 4.4 of the Disclosure Schedule sets forth the name, jurisdiction of organization, the authorized, issued and outstanding equity interests of each Subsidiary of TBO and the jurisdictions in which each such Subsidiary is qualified to do business. TBO does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth on Section 4.4 of the Disclosure Schedule. All the outstanding equity interests of each Subsidiary of TBO is owned directly or indirectly by TBO free and clear of all Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of the federal and state securities Laws, and is duly authorized, validly issued in compliance

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with applicable Laws, fully paid and nonassessable. Each Subsidiary of TBO (i) is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has the requisite power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified to do business and is in good standing in every jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on TBO or any such Subsidiary. TBO has heretofore made available complete and correct copies of the certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents of each of its Subsidiaries, as amended to date and as presently in effect. No Subsidiary of TBO is in material violation of any of the provisions of its certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents. Except as set forth in Section 4.4 of the Disclosure Schedule, since inception, neither TBO nor any of its Subsidiaries has consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any Person.

4.5 Noncontravention. Except as set forth in Section 4.5 of the Disclosure Schedule, the execution and delivery of this Agreement by TBO, and TBO’s performance of and compliance with the terms hereof, and the consummation of the Merger and the other transactions contemplated hereby, will not (a) result in any violation, breach or default, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under the TBO Charter, the TBO Bylaws, the certificate of incorporation, bylaws or similar governing document of any other Acquired Entity, (b) result in any material violation, breach or default, be materially in conflict with or constitute, with or without the passage of time or giving of notice, a material default under any TBO Material Agreement or any Law, (c) require any consent or waiver under any TBO Material Agreement or any Law (other than any consents or waivers that have been obtained), (d) result in the creation of any Lien upon any of the properties or assets of any Acquired Entity, (e) trigger any right of cancellation, termination or acceleration under any TBO Material Agreement, (f) create any right of payment in any other Person (except as set forth herein), or (g) result in a Material Adverse Effect on any Acquired Entity.

4.6 Capitalization.

(a) The authorized capital stock of TBO consists of (i) 200,000,000 shares of TBO Common Stock, and (ii) 10,000,000 shares of TBO Preferred Stock, (A) 60,000 shares of which are designated TBO Series A Preferred Stock, which are convertible into TBO Common Stock on a 1,000-for-one basis, (B) 4,800,000 shares of which are designated Series B Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a two-for-one basis, and (C) 100 shares of which are designated Series C Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a 14,222.22-for-one basis. Section 4.6(a) of the Disclosure Schedules sets forth a list of all of the issued and outstanding shares of capital stock of TBO and the holders thereof, including any and all rights to acquire any capital stock of TBO, contingent or otherwise. The TBO Common Stock and the TBO Preferred Stock have the rights, preferences, privileges and restrictions set forth in the TBO Charter and under the Laws of the State of Florida. All issued and outstanding shares of TBO’s capital stock have been duly authorized and validly issued in compliance with applicable Laws, and are fully paid and nonassessable and free and clear of Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of the federal and state securities Laws. Each holder of any capital stock of TBO is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (an “Accredited Investor”) or a sophisticated purchaser as defined in Rule 506 of Regulation D promulgated under the Securities Act.

(b) Except as set forth in Section 4.6(b) of the Disclosure Schedule, there are no options, warrants, preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution or other rights to purchase or acquire from any Acquired Entity any of such entity’s authorized and unissued equity interests. There are (i) no rights to have the equity interests of any Acquired Entity registered for sale to the public in connection with the Laws of any jurisdiction, and (ii) to the Acquired Entities’ Knowledge, no agreements relating to the voting of voting securities of any Acquired Entity and no restrictions on the transfer of the capital stock or other equity securities of any Acquired Entity, other than those arising under applicable securities Laws.

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All outstanding securities of any Acquired Entity were issued pursuant to and in compliance with a valid exemption from registration under the Securities Act, and have been issued in compliance with applicable state securities Laws.

4.7 Financial Statements.

(a) Schedule 4.7(a) to the Disclosure Schedule contains the unaudited consolidated financial statements of the Acquired Entities as of and for the twelve-month periods ended December 31, 2013 and 2012 and the unaudited consolidated balance sheet of the Acquired Entities (the “Balance Sheet”) as of September 30, 2014 (the “Balance Sheet Date”) and statements of income and cash flow of the Acquired Entities as of and for the nine-month period ended September 30, 2014 (collectively, the foregoing financial statements being the “TBO Financial Statements”). The TBO Financial Statements have been prepared from the Books and Records in accordance with GAAP applied on a consistent basis throughout the periods indicated, except, in the case of the unaudited financial statements, for the failure to include the footnotes required by GAAP and subject to normal and non-recurring year-end audit adjustments (which will not be material in the aggregate). The TBO Financial Statements fairly present in all material respects the financial position and results of operations, shareholders’ equity and cash flows of the Acquired Entities, on a consolidated basis, as of the dates and for the periods reflected thereon. The Acquired Entities maintain a standard system of accounting established and administered in accordance with GAAP.

(b) The Acquired Entities (i) make and keep accurate Books and Records in a consistent manner and (ii) maintain internal accounting controls that provide reasonable assurance that (A) transactions are and have been executed in accordance with management’s authorization, (B) transactions are and have been recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (C) access to their assets is and has been permitted only in accordance with management’s authorization, and (D) the reported accountability for their assets is compared with existing assets at reasonable intervals. There has not been (i) any significant deficiency in the design or operation of internal controls which could affect the ability of the Acquired Entities to record, process, and summarize its consolidated financial data or any material weaknesses in internal controls of the Acquired Entities, or (ii) any fraud that involves management or other employees who have a significant role in the internal controls of the Acquired Entities. Except as set forth in Section 4.7(b) of the Disclosure Schedule, since the Balance Sheet Date, there have been no changes in internal controls or in other factors that could materially affect internal controls by the Acquired Entities, including any corrective actions with regard to significant deficiencies and material weaknesses.

(c) None of the Acquired Entities has any Liabilities (and there is no basis for any present or future Proceeding against any Acquired Entities giving rise to any Liability) except (a) to the extent specifically reflected and accrued for or specifically reserved against in the Balance Sheet and (b) for current Liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past custom and practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law).

(d) As of the date hereof, TBO has at least six million dollars ($6,000,000) in cash and cash equivalents on hand (after deduction of all known Liabilities including TBO’s Transaction Expenses).

4.8 Absence of Certain Changes or Events. Since December 31, 2013, (i) there has been no event, occurrence or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on any Acquired Entity, (ii) no event has occurred or action has been taken which, if taken after the date hereof and prior to Effective Time, would constitute a breach of the covenants set forth in Section 6.9. No Acquired Entity is Insolvent as of the date hereof, nor will any Acquired Entity be Insolvent after giving effect to the transactions contemplated hereby to occur at the Closing.

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4.9 Material Contracts.

(a) Section 4.9(a) of the Disclosure Schedule sets forth all of the Contracts to which any Acquired Entity is a party or by which its or any of its assets are bound of the types described below and categorized accordingly (each, a “TBO Material Agreement”):

(i) Contracts relating to the employment or engagement of any Person, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement, retention, severance, or change of control arrangement;

(ii) Contracts other than those described in clause (i) with any current officer, director or employee of any Acquired Entity, or any Affiliate of any Acquired Entity or any such Person;

(iii) Contracts with any employee or labor union or association representing any employee;

(iv) Contracts relating to capital expenditures;

(v) Contracts entered into within the last two years relating to the acquisition or disposition of any equity interests in or, except in the ordinary course of business, assets of any Person, including, without limitation, the Interactive Purchase Agreement;

(vi) Contracts creating or otherwise related to any joint venture or partnership;

(vii) Contracts limiting the ability of any Acquired Entity to engage in any line of business or to compete with any Person or to conduct business in any geographical area or to solicit any Person for employment;

(viii) Contracts relating to any Indebtedness of any Acquired Entity (other than accounts payable to trade creditors in the ordinary and usual course of business consistent with past custom and practice), including credit facilities, promissory notes, security agreements, and other credit support arrangements, and Contracts under which any Acquired Entity have imposed or incurred a Lien on any of their assets;

(ix) Contracts granting a power of attorney, revocable or irrevocable, to any Person for any purpose whatsoever;

(x) Contracts that provide for the indemnification by any Acquired Entity of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(xi) Contracts relating to any loan (other than accounts receivable from trade debtors in the ordinary and usual course of business consistent with past custom and practice) or advance to (other than ordinary course travel allowances to the employees of any Acquired Entity), or investments in, any Person;

(xii) Contracts relating to any guarantee or other contingent Liability in respect of any Indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for collection in the ordinary and usual course of business consistent with past custom and practice);

(xiii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(xiv) Contracts with any Governmental Authority;

(xv) Contracts, loans and/or lease arrangements involving, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, to or from any Affiliate or to or from any customer, supplier, employee or agent of any Acquired Entity;

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(xvi) all other Contracts which are reasonably likely to involve the receipt or payment of an amount in excess of $100,000 in any 12-month period and which cannot be cancelled by an Acquired Entity without penalty and without more than thirty (30) days’ notice;

(xvii) all leases of personal property involving annual payments in excess of $50,000 relating to personal property used by any Acquired Entity or to which any Acquired Entity is a party or by which the properties of any Acquired Entity is bound;

(xviii) Contracts relating to the license of data, whether as licensee or licensor;

(xix) all customer Contracts reasonably likely to account for more than $50,000 in revenues in any 12-month period; and

(xx) any other Contract which is material to any Acquired Entity and which has not previously been disclosed pursuant to this Section 4.9(a).

(b) The applicable Acquired Entity, and, to the Acquired Entities’ Knowledge, each other party thereto, has in all material respects performed all the obligations required to be performed by them to date (or such non-performing party has received a valid, enforceable and irrevocable written waiver with respect to its non performance), and have received no written notice of default and are not in default (with due notice or lapse of time or both), under any TBO Material Agreement which would permit termination, modification, acceleration or material payment under any TBO Material Agreement. The Acquired Entities have no Knowledge of any breach or anticipated breach by the other party to any TBO Material Agreement. True, correct and complete copies of the TBO Material Agreements required to be set forth in Section 4.9 of the Disclosure Schedule have previously been provided or made available to Parent by TBO. Except as set forth in Section 4.9 of the Disclosure Schedule, each of the TBO Material Agreements shall, following the Closing, remain enforceable by the Surviving Company and its Subsidiaries and, to the Knowledge of TBO, binding on the other parties thereto, without the Consent of any Person. To the Knowledge of TBO, each of the Contracts disclosed in Section 4.9(a) of the Disclosure Schedule is in full force and effect, is valid and enforceable in accordance with its terms and, to the Knowledge of TBO, is not subject to any claims, charges, setoffs or defenses. There are no disputes pending or threatened under any such Contract. The Acquired Entities, and to the Knowledge of TBO, each other party thereto is in compliance with all of its obligations under each such Contract.

(c) The indemnification provisions under the Interactive Purchase Agreement remain in effect and no claims for indemnification have been made thereunder, nor are there any reasonable grounds therefor.

4.10 Intellectual Property; Data Security.

(a) Except as set forth in Section 4.10(a) of the Disclosure Schedule, the Acquired Entities own, free and clear from all Liens, or licenses for use (with a right to sublicense) all of the Intellectual Property necessary to the conduct of the business of the Acquired Entities as presently conducted (“TBO Intellectual Property”). The Intellectual Property owned by the Acquired Entities (“Owned Intellectual Property”) and the Intellectual Property licensed to the Acquired Entities under the Intellectual Property Licenses comprise all of the Intellectual Property that is used in the business by the Acquired Entities.

(b) Section 4.10(b)(i) of the Disclosure Schedule contains a correct and complete list of all Owned Intellectual Property for which a registration or application has been filed with a Governmental Authority or regulatory authority, including patents, trademarks, service marks, domain names and copyrights, issued by or registered with, or for which any application for issuance or registration thereof has been filed with, any Governmental Authority or regulatory authority. Section 4.10(b)(ii) of the Disclosure Schedule contains a correct and complete list of all trademarks, service marks and other trade designations that are Owned Intellectual Property and not otherwise identified in Section 4.10(b)(i) of the Disclosure Schedule. All required filings and fees related to the Owned Intellectual Property have been timely filed with and paid to the relevant Governmental Authority and authorized registrars, and all Owned Intellectual Property is otherwise valid, enforceable and in good standing. The

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Acquired Entities have made available to Parent true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property registrations. Section 4.10(b)(iii) of the Disclosure Schedule contains a correct and complete list of all written or oral licenses and arrangements other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Acquired Entities (A) pursuant to which the use by any Person of Intellectual Property is permitted by any Acquired Entity; or (B) pursuant to which the use by any Acquired Entity of Intellectual Property is permitted by any Person (collectively, the “Intellectual Property Licenses”). The Acquired Entities have made available to Parent true and complete copies of all Intellectual Property Licenses. The Intellectual Property Licenses are valid, binding, and enforceable between the Acquired Entity party thereto and the other parties thereto and are in full force and effect. There is no breach of any Intellectual Property License by any Acquired Entity or, to the Acquired Entities’ Knowledge, by any other party thereto, and no event has occurred, or condition or circumstance exists, which could reasonably be expected to constitute a breach thereof. Each Acquired Entity party thereto and, to the Acquired Entities’ Knowledge, each other party thereto is in compliance with all obligations under each Intellectual Property License. There are no agreements, understandings, instruments, contracts, judgments, orders or decrees to which any Acquired Entity is a party or by which it is bound that involve indemnification by such Acquired Entity with respect to any infringement or misappropriation of Intellectual Property. All software used by each Acquired Entity is licensed from third parties and used pursuant to, and within the scope of, a valid license or other enforceable right (including the appropriate number of seats being used) and is not a “bootleg” or otherwise unauthorized version or copy.

(c) To the Acquired Entities’ Knowledge, the use of the Intellectual Property used in the business and the operation of the business of the Acquired Entities as presently conducted by the Acquired Entities does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights. No Acquired Entity has received any notice alleging its infringement upon any Intellectual Property rights of third parties or with respect to the ownership, validity, enforceability, license or use of the TBO Intellectual Property. To the Acquired Entities’ Knowledge, no Person has infringed, is infringing, violated, or is violating or has otherwise misappropriated or is otherwise misappropriating any TBO Intellectual Property.

(d) The Acquired Entities have secured from all current and former (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any TBO Intellectual Property (ii) named inventors of patents and patent applications owned or purported to be owned by any Acquired Entity (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Acquired Entities have obtained the waiver of all non-assignable rights. The Acquired Entities have made available to Parent true and complete copies of all such agreements. No current or former employee, consultant, contractor, or any other Person has any right, claim, or interest whatsoever to any of the TBO Intellectual Property, and each has waived all rights to all Intellectual Property that might be available under applicable Law. To the Acquired Entities’ Knowledge, no employee, consultant, or contractor of any Acquired Entity has been, is, or will be performing services for the business of the Acquired Entities in breach of any term of any employment, invention disclosure or assignment, confidentiality, or noncompetition agreement or other restrictive covenant as a result of such employee’s employment in, or such consultant’s or contractor’s engagement to provide services with respect to, such business. No Acquired Entity has received any written notice alleging that any such violation has occurred.

(e) To the Acquired Entities’ Knowledge, there are no actions that must be taken within one hundred eighty (180) days after the date of this Agreement, including the payment of any registration, maintenance, or renewal fees or the filing of any documents, applications, or certificates for the purposes of maintaining, perfecting, or preserving or renewing any right in any Owned Intellectual Property. Section 4.10(e) of the Disclosure Schedule lists the status of any proceedings or actions pending or threatened before any Governmental Authority anywhere in the world related to any of the TBO Intellectual Property, including the due date for any outstanding response by any Acquired Entity in such proceedings. No Acquired Entity has taken any action or failed to take any action that could result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver, or unenforceability of any TBO Intellectual Property.

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(f) The Acquired Entities have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Acquired Entities (including trade secrets) or provided by any third party to any Acquired Entity. All current and former employees and contractors of the Acquired Entities and any third party having access to such confidential information have executed and delivered to the Acquired Entity a written legally binding agreement regarding the protection of such confidential information. No Acquired Entity has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs of any TBO Intellectual Property (“TBO Source Code”), other than disclosures to employees, contractors and consultants (i) involved in the development of TBO Intellectual Property and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by any Acquired Entity of any TBO Source Code, other than disclosures to employees and consultants involved in the development of TBO Intellectual Property.

(g) The Merger does not and will not materially or adversely affect any rights of Surviving Company or its Subsidiaries to use any TBO Intellectual Property. Neither the execution or performance of this Agreement nor the consummation of the Merger will result in a release from escrow or other delivery to a third party of any TBO Source Code.

(h) Software used by the Acquired Entities in operation of their business for which the Intellectual Property rights associated therewith are owned by a third party is protected by a written source code escrow agreement that entitles the relevant Acquired Entity to access such source code in the event of certain specified circumstances (including the insolvency of such third party).

(i) Section 4.10(i) of the Disclosure Schedule identifies all open source materials that are used in the conduct of the business of the Acquired Entities, describes the manner in which such open source materials were used (such description shall include whether (and, if so, how) the open source materials were modified and/or distributed by an Acquired Entity) and identifies the licenses under which such open source materials were used. The Acquired Entities are in compliance with the terms and conditions of all licenses for the open source materials. The Acquired Entities have not (i) incorporated open source materials into, or combined open source materials with, the TBO Intellectual Property, (ii) distributed open source materials in conjunction with any TBO Intellectual Property or (iii) used open source materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates, or purports to create, obligations for an Acquired Entity with respect to any Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Owned Intellectual Property (including using any open source materials that require, as a condition of use, modification and/or distribution of such open source materials that other software incorporated into, derived from or distributed with such open source materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(j) All data which has been collected, stored, maintained or otherwise used by the Acquired Entities has been collected, stored, maintained and used in accordance with all applicable Laws, rules, regulations, guidelines, contracts, and industry standards, the Acquired Entities’ own privacy policy, and any other policies of the Acquired Entities concerning data security requirements, privacy policy notice requirements, data security breach requirements, and requirements regarding the use, storage, disclosure, or transfer of personally identifiable information, which includes Protected Health Information, as defined in 45 C.F.R. § 160.103 (collectively, “PII”). No Acquired Entity has received a notice of noncompliance with applicable data protection Laws, rules, regulations, guidelines or industry standards or the Acquired Entities’ privacy policy, nor has there been any investigation by any Governmental Authority related to same. The Acquired Entities have made all registrations that the Acquired Entities are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made.

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At all times during which any of the Acquired Entities has collected, stored, maintained or otherwise used data, the Acquired Entities have adopted and published a privacy policy or statement describing the data collected, and the manner in which it used and disclosed such data, and the Acquired Entities’ practices are, and have always been, in compliance with (i) their then-current privacy policy or statement, including the privacy policy or statement posted on the Acquired Entities’ websites, and (ii) their customers’ and suppliers’ privacy policies, when required to do so by contract. The Acquired Entities have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Acquired Entities have adequate technological and procedural measures in place to protect personal information collected by the Acquired Entities against loss, theft and unauthorized access or disclosure. There has been no data security breach of any computer systems or networks, or unauthorized use of any PII that is owned, used, stored, received, or controlled by or on behalf of the Acquired Entities. To the Knowledge of TBO, there has been no actual or suspected privacy breach of any PII that is owned, used, stored, received, or controlled by or on behalf of any Acquired Entity. No claims are pending or to the Knowledge of TBO threatened or likely to be asserted against any Acquired Entity by any Person alleging a violation of any applicable Laws or rights relating to privacy, PII, or any other confidentiality rights under any applicable U.S. Laws, policies or procedures. The Acquired Entities have the full power and authority to transfer any and all rights in any individual’s personal information in the Acquired Entities’ possession or control to Parent and its Affiliates. None of the Acquired Entities is subject to any obligation that would prevent any Acquired Entity, Parent, or any of their Affiliates from using the personal information in a manner consistent with any Law or industry standard regarding the collection, retention, use, or disclosure of such information.

4.11 Title to Properties and Assets; Liens.

(a) Each of the Acquired Entities (and not any Affiliate thereof) has good and marketable title to all its assets, or a valid leasehold therein, free and clear of any and all Liens, except for Permitted Liens. The assets currently owned or leased by each of the Acquired Entities are sufficient for the continued conduct of the business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business as currently conducted.

(b) All tangible personal property owned by any Acquired Entity, and all of the items of tangible personal property used by any Acquired Entity under personal property leases, are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Section 4.11(b) of the Disclosure Schedule lists all of tangible personal property owned by the Acquired Entities.

4.12 Compliance with Laws. Each of the Acquired Entities is, and at all times in the past three years has been, in compliance in all material respects with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or the conduct of its business. No Acquired Entity has received written notice from any Governmental Authority of, and TBO has no Knowledge of, any failure to comply with any Law. There is no investigation by a Governmental Authority pending against or, to TBO’s Knowledge, threatened in writing against any Acquired Entity.

4.13 Litigation. There is no material action, suit, Proceeding or investigation pending or, to any Acquired Entity’s Knowledge, threatened against or affecting any Acquired Entity or its properties or rights before any court or by or before any Governmental Authority. The foregoing includes, without limitation, actions pending or, to any Acquired Entity’s Knowledge, threatened involving the prior employment or engagement of any of employees or contractors of any Acquired Entity or any information or techniques allegedly proprietary to any of such employees’ or contractor’s former employers or clients, or their obligations under any agreements with prior employers or clients. No Acquired Entity is a party or subject to, and none of its respective assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority. There is no action, suit or proceeding initiated by any Acquired Entity currently pending or which any Acquired Entity intends to initiate.

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4.14 Governmental Consents. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of any Acquired Entity is required in connection with the valid execution and delivery of this Agreement or the consummation of any transaction contemplated hereby, except for (a) filing of the Certificate of Designations with the State of Delaware and (b) filing of the Certificates of Merger with the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware.

4.15 Permits. Each Acquired Entity has all Permits necessary for the conduct of its business. No Acquired Entity is in default in any material respect under any such Permits. Section 4.15 of the Disclosure Schedule contains a complete and accurate list of each Permit that is held by the Acquired Entities or that otherwise relates to the business. Each Permit listed or required to be listed in Section 4.15 of the Disclosure Schedule is valid and in full force and effect. The Permits identified in Section 4.15 of the Disclosure Schedule collectively constitute all of the Permits necessary to enable the Acquired Entities to lawfully conduct and operate their business and to own and use their assets in the manner in which they currently own and use such assets.

4.16 Brokers or Finders. No Acquired Entity has engaged any brokers, finders or agents, and no Acquired Entity has incurred, or will incur, directly or indirectly, as a result of any action taken by such Acquired Entity or any of its affiliates, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

4.17 Tax Returns and Payments. Except as set forth in Section 4.17 of the Disclosure Schedule, TBO and each other Acquired Entity has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by it, if any, and all such Tax Returns are true and complete in all material respects, and has paid all Taxes, assessments, fees and charges owed by any Acquired Entity (regardless of whether shown on any such Tax Return). TBO and each other Acquired Entity, as applicable, has properly accrued on the TBO Financial Statements for the payment of all Taxes, assessments, fees and charges payable by it that are not yet due and payable. No Acquired Entity has been advised in writing (a) that any of its Tax Returns have been or are being audited or (b) of any deficiency in assessment or proposed adjustment to its federal, state or other Taxes. No assessment or proposed adjustment of any Acquired Entity’s Taxes is pending. No Acquired Entity is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has been made in writing by a Governmental Authority in a jurisdiction where any Acquired Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens filed on any of the assets of any Acquired Entity that arose in connection with the failure or alleged failure to pay any Tax. Each Acquired Entity has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, director, independent contractor or third party. No Acquired Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No Acquired Entity has entered into a closing agreement pursuant to Section 7121 of the Code or any equivalent provision of state, local or foreign Law. No Acquired Entity has made any payments, or is or will become obligated under any contract entered into on or before the Closing Date to make any payments in connection with the transactions contemplated by this Agreement, or in connection with a combination of the transactions contemplated by this Agreement and any other event, that will be non-deductible under Code Section 280G or subject to the excise Tax under Code Section 4999 or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999. No Acquired Entity is a party to or bound by any Tax allocation or Tax sharing agreement or, to its Knowledge, has any current or potential obligation to indemnify any other Person with respect to Taxes. Except for consolidated income Tax Liabilities of any wholly-owned corporate Subsidiaries it has owned since their inception, neither TBO nor any Acquired Entity has any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax Law), or as transferee, successor, by contract or otherwise. References in this Section to TBO include references to any and all Subsidiaries of TBO that may affect its Liability. No Acquired Entity has participated in any reportable transaction as contemplated in Treasury Regulations Section 1.6011-4. No Acquired Entity will be required, as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include

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any adjustment under Sections 481(c) or 263A of the Code (or any equivalent provision of state, local, or foreign Law) in taxable income for any taxable period (or portion thereof) beginning after the Closing. No Acquired Entity has entered into any installment sale or other similar arrangement that will require it to recognize taxable income after the Closing with respect to any event or transaction which took place prior to the Closing. No Acquired Entity has been a member of an affiliated group (as defined in Section 1504 of the Code), filed or been included in a combined, consolidated or unitary income Tax Return (in each case other than with respect to a consolidated Tax group of which TBO is the common parent), nor is any a partner, member, owner or beneficiary of any entity treated as a partnership or a trust for Tax purposes. No Acquired Entity has made any payments, nor will any become obligated under any contract entered into on or before the Closing Date to make any payments, that it reasonably believes would not be fully deductible under Section 162(m) of the Code. TBO is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. True, correct and complete copies of all income and sales Tax Returns filed by or with respect to the Acquired Entities for the past six years have been furnished or made available to Parent. TBO and the Acquired Entities have no deferred intercompany transactions within the meaning of Treasury Regulations Section 1.1502-13, and neither TBO nor any Acquired Entity has an excess loss in the stock or equity of any entity as contemplated in Treasury Regulations Section 1.1502-19. To the Knowledge of the Acquired Entities, none of the assets of the Acquired Entities is “tax-exempt use property” within the meaning of Section 168(h) of the Code; and none of the assets of the Acquired Entities is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code. There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of any of the Acquired Entities under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law). No Acquired Entity is subject to Tax in, engaged in business in, nor does any have a permanent establishment in, any foreign jurisdiction. No Acquired Entity has entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. No Acquired Entity has transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.

4.18 Employees.

(a) Section 4.18 of the Disclosure Schedule contains a list of all persons who are employees, consultants or contractors of the Acquired Entities as of the date hereof, and sets forth for each such individual the following: (i) name, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate, (v) commission, bonus or other incentive-based compensation, and (vi) designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act.

(b) The Acquired Entities are not, nor have they ever been, a party to or bound by any labor or collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to TBO’s Knowledge, attempting to represent any employee. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, arbitrations or other similar labor activity or dispute affecting any of the Acquired Entities or any of their employees. There are no grievances, arbitrations, unfair labor practice charges, or other labor disputes pending or, to TBO’s Knowledge, threatened against any Acquired Entity.

(c) No labor organization or group of employees of any Acquired Entity has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the TBO’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving any Acquired Entity pending or, to TBO’s Knowledge, threatened by any labor organization or group of employees of any Acquired Entity.

(d) There are no Proceedings against any Acquired Entity pending or, to TBO’s Knowledge, threatened which would reasonably be expected to be brought or filed, with any public or Governmental Authority based on,

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arising out of, in connection with, or otherwise relating to the application or recruitment for employment, employment or termination of employment of any individual or group by any Acquired Entity.

(e) Each Acquired Entity is and have been in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the employees of any Acquired Entity, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wage and hours, overtime compensation, child labor, health and safety, workers’ compensation, uniformed services employment, whistleblowers, leaves of absence and unemployment insurance. All individuals characterized and treated by any Acquired Entity as consultants or contractors are properly treated as independent contractors under all applicable Laws. There are no Proceedings pending against any Acquired Entity, or to TBO’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws. To the Knowledge of the Acquired Entities, there are no internal complaints or reports that have been asserted by any current or former employee, consultant or independent contractor pursuant to the anti-harassment policy of any Acquired Entity that are pending or under investigation.

(f) Each Acquired Entity has complied with the WARN Act and has no plans to undertake any action in the future that would trigger the WARN Act.

(g) Except as set forth in Section 4.18(g) of the Disclosure Schedule, all employees of each Acquired Entity are residing and/or working in the United States (i) free of any restrictions or limitations on their ability to accept employment lawfully in the United States other than non-compete provisions with an Acquired Entity and (ii) in compliance with all applicable Laws relating to immigration and naturalization. No Proceeding has been filed or commenced against any Acquired Entity or, to TBO’s Knowledge, any employees thereof, that (a) alleges any failure to comply with any applicable Laws relating to immigration and naturalization or (b) seeks removal, exclusion or other restrictions on (I) such employee’s ability to reside and/or accept employment lawfully in the United States and/or (II) the continued ability of any Acquired Entity to sponsor employees for immigration benefits and, to TBO’s Knowledge, there is no reasonable basis for any of the foregoing. To TBO’s Knowledge, there is no reasonable basis to believe that any employee of any Acquired Entity will not be able to continue to so reside and/or accept employment lawfully in the United States in accordance with all such Laws. The Acquired Entities maintain adequate internal systems and procedures to provide reasonable assurance that all employee hiring is conducted in compliance with all applicable Laws relating to immigration and naturalization. No audit, investigation or other Proceeding has been commenced against any Acquired Entity at any time with respect to its compliance with applicable Laws relating to immigration and naturalization in connection with its hiring practices.

4.19 Employee Benefit Plans.

(a) Section 4.19 of the Disclosure Schedule sets forth a correct and complete list of all TBO Employee Benefit Plans. No TBO Employee Benefit Plan is subject to Title IV of ERISA, or Section 412 of the Code, is or has been subject to Sections 4063 or 4064 of ERISA, or is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA. Neither TBO nor any ERISA Affiliate has any obligation or Liability, contingent or otherwise, under Title IV of ERISA with respect to any “pension plan” as defined in Section 3(2) of ERISA. Neither TBO nor any of it ERISA Affiliates has ever participated in and has never been required to contribute to any “multiemployer plan,” as defined in Sections 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code or any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No TBO Employee Benefit Plan provides for, nor does TBO or any of its Subsidiaries have any Liability for post-employment life insurance or health benefit coverage for any person, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and at the expense of such person.

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The Acquired Entities have no Liability with respect to any plan, arrangement or practice of the type described in this Section 4.19(a) other than the TBO Employee Benefit Plans set forth on Section 4.19 of the Disclosure Schedule.

(b) The TBO Employee Benefit Plans have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable federal and state Laws and regulations.

(c) There are no pending actions, claims or lawsuits that have been asserted or instituted against any TBO Employee Benefit Plan, the Acquired Entities in connection with TBO Employee Benefit Plan, the assets of any of the trusts under any TBO Employee Benefit Plan or the sponsor of any TBO Employee Benefit Plan, or, to the Knowledge of TBO, against any fiduciary or administrator of any TBO Employee Benefit Plan with respect to any TBO Employee Benefit Plan (other than routine benefit claims), nor does TBO have any Knowledge of facts that could reasonably be expected to form the basis for any such claim or lawsuit. No audits, proceedings, claims or demands are pending with any Governmental Authority including without limitation, the Internal Revenue Service and the Department of Labor. No “prohibited transaction” within the meaning of ERISA or the Code or breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred with respect to any TBO Employee Benefit Plan.

(d) True and accurate copies of each TBO Employee Benefit Plan documents, together with (to the extent applicable): (i) all current trust agreements, (ii) the three (3) most recent annual reports on Form 5500 and any auditor’s reports, (iii) the three (3) most recent annual financial statements, (iv) the three (3) most recent annual actuarial reports, (iv) all Internal Revenue Service favorable determination letters, and (v) all current summary plan descriptions and summaries of material modifications for such plans have been furnished to Parent. In the case of any unwritten TBO Employee Benefit Plan, a written description of such plan has been furnished to Parent.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (in each case either alone or in conjunction with any other event) will (i) result in any payment becoming due to any current or former employee, officer, director or consultant of any Acquired Entity, (ii) increase any benefits otherwise payable under any TBO Employee Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any rights with respect to any such benefits under any TBO Employee Benefit Plan, (iv) require any contributions or payments to fund, or any security to secure, any obligations under any TBO Employee Benefit Plan, or (v) cause the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, officer, director or consultant of or to the Acquired Entities. Any amount that could be received or has been received (whether in cash or property or the vesting of property) by any employee, officer, director, stockholder or other service provider of the Acquired Entities under any TBO Employee Benefit Plan or otherwise, will not (i) fail to be deductible by reason of Section 280G of the Code or (ii) be subject to an excise Tax under Section 4999 of the Code. No Acquired Entity has any indemnity obligation for any Taxes, interest or penalties imposed under Section 4999 of the Code. No TBO Employee Benefit Plan has any unfunded Liabilities which are not reflected on the TBO Financial Statements.

(f) With respect to each TBO Employee Benefit Plan intended to qualify under Code Section 401(a) or 403(a), (i) the Internal Revenue Service has issued a favorable determination letter, which has not been revoked, that any such plan is tax-qualified and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from federal income Tax under Code Section 501(a); (ii) nothing has occurred or will occur through the Closing which would cause the loss of such qualification or exemption or the imposition of any penalty or Tax Liability; (iii) no reportable event (within the meaning of Section 4043 of ERISA) has occurred; (iv) there has been no termination or partial termination of such plan within the meaning of Code Section 411(d)(3); and (v) the present value of all Liabilities under any such plan will not exceed the current fair market value of the assets of such plan (determined using the actuarial assumption used for the most recent actuarial valuation for such plan).

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(g) Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which any Acquired Entity is a party (collectively, a “Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. No Acquired Entity has any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(h) There are no leased employees or independent contractors within the meaning of Section 414(n) of the Code who perform services for any Acquired Entity.

4.20 Obligations to Related Parties. Except as set forth in Section 4.20 of the Disclosure Schedule, there are no loans, leases, agreements, understandings, commitments or other continuing transactions between any Acquired Entity and (a) any employee, officer or director of an Acquired Entity or any member of such Person’s immediate family, (b) shareholder of an Acquired Entity or member of his or her immediate family, or (c) any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any of the foregoing persons. To the Acquired Entities’ Knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which any Acquired Entity is affiliated or with which any Acquired Entity has a business relationship, or any firm or corporation that competes with any Acquired Entity, except in connection with the ownership of equity interests of publicly-traded companies (but not exceeding 2% of the outstanding equity interests of any such company). No employee, officer, or director or, to the Acquired Entities’ Knowledge, any shareholder of any Acquired Entity (other than any preferred shareholder) or member of any of the foregoing persons’ immediate families, or any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any of the foregoing persons, has, directly or indirectly, any financial interest in any material contract with any Acquired Entity (other than such contracts as relate to any such person’s ownership of capital stock or other securities of TBO or employment by TBO).

4.21 Insurance. Each Acquired Entity has in full force and effect general commercial, data security, product liability, fire and casualty insurance policies and insurance against other hazards, risks and Liabilities to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated and sufficient in amount to allow it to replace any of its material properties or assets that might be damaged or destroyed or sufficient to cover insurable Liabilities to which such Acquired Entity may reasonably become subject.

4.22 Environmental Laws. To the Acquired Entities’ Knowledge, each Acquired Entity is in compliance in all material respects with all applicable environmental Laws, rules and regulations. There is no environmental litigation or other environmental Proceeding pending or, to the Acquired Entities’ Knowledge, threatened, by any Governmental Authority or others with respect to the business of the Acquired Entities. To the Acquired Entities’ Knowledge, no state of facts exists as to environmental matters or Hazardous Substances that involves the reasonable likelihood of a material capital expenditure by any Acquired Entity or that may otherwise have a Material Adverse Effect on any Acquired Entity. To the Acquired Entities’ Knowledge, no Hazardous Substances have been used, treated, stored or disposed of, or otherwise deposited, in or on the properties owned or leased by any Acquired Entity in violation of any applicable environmental Laws.

4.23 Real Property.

(a) None of the Acquired Entities owns or has owned any real property or interest in real property.

(b) Section 4.23(b) of the Disclosure Schedule sets forth the address of each parcel of real property and interests in real property leased by any Acquired Entity as lessee, and a true, correct and complete list of all leases related to real property currently leased by any Acquired Entity (individually, a “Real Property Lease” and

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the real properties specified in such leases being referred to herein collectively as the “Leased Properties”). The applicable Acquired Entity has a valid, binding and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity). No Acquired Entity has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default under any of the Real Property Leases, and each Acquired Entity, and, to TBO’s Knowledge, each other party thereto, is in compliance with all obligations of such party thereunder. No Acquired Entity has subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Properties or any portion thereof. No Acquired Entity’s possession and quiet enjoyment of Leased Property under each Real Property Lease has been disturbed and there are no disputes with respect to any Real Property Lease. No security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach of or default under any such Real Property Lease that has not been redeposited in full. No Acquired Entity owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to any Real Property Lease. No Acquired Entity has collaterally assigned or granted any other Lien in any Real Property Lease or any interest therein (other than Permitted Liens). There are no Liens on the estate or interest created by any Real Property Lease (other than Permitted Liens). TBO has delivered to Parent true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(c) To the Acquired Entities’ Knowledge, the Leased Properties are in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, including the Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Leased Properties (collectively, the “Real Property Laws”), and the current use or occupancy of the Leased Properties or operation of the Acquired Entities’ business thereon does not violate any Real Property Laws. No Acquired Entity has received any notice of violation of any Real Property Law. There is no pending or, to the Knowledge of TBO, threatened zoning application or proceeding or condemnation, eminent domain or taking proceeding with respect to the Leased Properties.

4.24 Absence of Certain Business Practices. Except as set forth in Section 4.24 of the Disclosure Schedule, no Acquired Entity has, and no shareholder, no Affiliate or agent of the Acquired Entities or any shareholder, and no other Person acting on behalf of or associated with any shareholder or any Acquired Entity, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier or employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier or employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Acquired Entities (or assist any Acquired Entity in connection with any actual or proposed transaction), in each case which (i) may subject any Acquired Entity to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the assets, business, or operations of any Acquired Entity, or (iii) if not continued in the future, may adversely affect the assets, business, or operations of the Surviving Company or any of its Subsidiaries.

4.25 Business Continuity. None of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by the Acquired Entities in the conduct of their business (collectively, the “Systems”) have experienced bugs, failures, breakdowns, or continued substandard performance since October 2, 2014 and, to the Acquired Entities’ Knowledge, in the preceding twelve (12) months, that has caused any substantial disruption or interruption in or to the use of any such Systems by the Acquired Entities. The Acquired Entities and their Affiliates are covered by business interruption insurance in scope and amount customary and reasonable to ensure the ongoing business operations of the business of the Acquired Entities.

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ARTICLE V

REPRESENTATIONS, WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in the SEC Reports or on the Disclosure Schedule delivered to TBO in connection with this Agreement, each of Parent and Merger Sub represents and warrants to TBO as follows:

5.1 Organization and Standing. Parent is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands as of the date hereof. Effective upon the Domestication, Parent shall be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted. Parent is presently qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect with respect to Parent. True and accurate copies of Parent’s Memorandum & Articles of Association (the “Parent Memorandum”), Merger Sub’s certificate of formation (the “Merger Sub Charter”), Merger Sub’s operating agreement (the “Merger Sub Operating Agreement”), each as in effect as of the date hereof, have been delivered to TBO.

5.2 Corporate Power. Subject to obtaining the Shareholder Approval, each of Parent and Merger Sub has all requisite legal and corporate and other power and authority to execute and deliver this Agreement and to carry out and perform its other obligations hereunder.

5.3 Authorization and Enforceability. All action on the part of each of Parent and Merger Sub, their respective directors, as applicable, necessary for the (i) authorization, execution and delivery of this Agreement and (ii) performance of all obligations of Parent and Merger Sub hereunder has been taken or will be taken prior to or upon the Effective Time, as applicable; provided, however, that Parent and Merger Sub may not consummate the Domestication or the Merger unless and until Parent receives the Shareholder Approval. This Agreement has been duly executed by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes and will constitute a valid and legally binding obligation of each of Parent and Merger Sub, except (i) as limited by Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) as limited by rules of Law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

5.4 Subsidiaries. Section 5.4 of the Disclosure Schedule sets forth the name, jurisdiction of organization, the authorized, issued and outstanding equity interests of each Subsidiary of Parent (other than Merger Sub) and the jurisdictions in which each such Subsidiary is qualified to do business. Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth on Section 5.4 of the Disclosure Schedule. All the outstanding equity interests of each Subsidiary of Parent is owned directly or indirectly by Parent free and clear of all Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of applicable Laws, and is duly authorized, validly issued in compliance with applicable Laws. Each Subsidiary of Parent (i) is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has the requisite power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified to do business and is in good standing in every jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. No Subsidiary of Parent is in material violation of any of the provisions of its certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents.

5.5 Authorized Securities. The shares of Parent Common Stock and Parent Preferred Stock issuable pursuant to Article III of this Agreement, and the shares of Parent Common Stock issuable upon conversion of any Parent Preferred Stock, shall be duly authorized and, when issued in accordance with this Agreement and the

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Certificate of Designations (if applicable), will be duly and validly issued, fully paid and non-assessable, and shall not be subject to preemptive or similar rights of shareholders.

5.6 Noncontravention. The execution and delivery of this Agreement by Parent and Merger Sub, and subject to obtaining the Shareholder Approval, Parent’s and Merger Sub’s performance of and compliance with the terms hereof, or the consummation of the Merger and the other transactions contemplated hereby, will not (a) result in any violation, breach or default, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under the Parent Memorandum or the New Parent Charter (if and when each is applicable), the Merger Sub Charter, the New Parent Bylaws (if and when applicable), or the Merger Sub Operating Agreement, (b) result in any material violation, breach or default, be materially in conflict with or constitute, with or without the passage of time or giving of notice, a material default under any Parent Material Agreement or any Law, (c) require any consent or waiver under any Parent Material Agreement or any Law (other than any consents or waivers that have been obtained and the Shareholder Approval), (d) result in the creation of any Lien upon any of the properties or assets of Parent, (e) trigger any right of cancellation, termination or acceleration under any Parent Material Agreement, (f) create any right of payment in any Person (except as contemplated herein), or (g) result in a Material Adverse Effect on Parent or Merger Sub.

5.7 Capitalization.

(a) The authorized capital stock of Parent on the date hereof consists of 1,000,000,000 ordinary shares, par value $0.0001 (the “Parent Ordinary Shares”), of which 36,405,997 ordinary shares are issued and outstanding as of December 10, 2014, and 10,000,000 preferred shares, par value $0.0001, of which none are issued and outstanding. The Parent Ordinary Shares have the rights, preferences, privileges and restrictions set forth in the Parent Memorandum and under the Laws of the Cayman Islands. Effective upon the Domestication, (i) the Parent Common Stock shall have the rights, preferences, privileges and restrictions set forth in the New Parent Charter and under the Laws of the State of Delaware and (ii) the Parent Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designations and under the Laws of the State of Delaware. All issued and outstanding capital shares of Parent have been duly authorized and validly issued in compliance with applicable Laws, and are fully paid and nonassessable and free of any restrictions on transfer, except for transfer restrictions contained in the Parent Memorandum (or after the Domestication, the Parent Charter and Bylaws) or under federal and state securities Laws. The Parent Ordinary Shares constitute the only class of equity securities of Parent registered under the Exchange Act.

(b) Except as set forth in Section 5.7(b) of the Disclosure Schedule, there are no options, warrants, preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution or other rights to purchase or acquire from Parent any of Parent’s authorized and unissued capital shares. Except as set forth in Section 5.7(b) of the Disclosure Schedule, there are (i) no rights to have Parent’s capital shares registered for sale to the public in connection with the Laws of any jurisdiction, (ii) to the Parent’s Knowledge, no agreements relating to the voting of Parent’s voting securities and (iii) no restrictions on the transfer of Parent’s capital shares or other equity securities, other than those contained in the Parent Memorandum or under applicable securities Laws. All outstanding shares were issued pursuant to a valid registration statement filed with the SEC or an exemption from registration under the Securities Act and have been issued in material compliance with applicable state securities Laws.

5.8 SEC Reports; Financial Statements. Parent qualifies as a foreign private issuer (“FPI”) as such term is defined under the Exchange Act and the rules and regulations promulgated thereunder and as such, has duly filed all required registration statements, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC under the Exchange Act, including pursuant to Sections 13(a) or 15(d) thereof, for the past two (2) years (the foregoing materials (together with any materials filed by Parent under the Exchange Act, whether or not required) being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the

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SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the dates, and for the periods, indicated therein, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Parent has heretofore made available or promptly will make available to TBO a complete and correct copy of any amendments or modifications which are required to be filed with the SEC but have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Exchange Act.

5.9 Absence of Changes. Since December 31, 2013, except as disclosed in the SEC Reports filed as of the date hereof, or in Section 5.9 of the Disclosure Schedule or incident to the transactions contemplated hereby or in connection with the Domestication and/or Merger, (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that would reasonably be expected to result in a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, (ii) Parent and its Subsidiaries have not incurred any Liabilities which exceed, in the aggregate, $1,000,000, (iii) Parent has not altered its method of accounting or the identity of its auditors, (iv) Parent has not declared or made any dividend or distribution of cash or other property to its shareholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) Parent has not issued any equity securities or securities convertible into or exchangeable for any equity securities. Parent has not taken any steps to seek protection pursuant to any bankruptcy Law nor does Parent have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual Knowledge of any fact that would reasonably lead a creditor to do so. Parent is not Insolvent as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent.

5.10 Sarbanes-Oxley Act. Parent and, to Parent’s Knowledge, each of its officers and directors are in compliance with, and have complied, in each case in all material respects, with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated under or pursuant to the Exchange Act, in each case applicable to a FPI. Each SEC Report containing financial statements that has been filed with or submitted to the SEC by Parent was accompanied by the certifications required to be filed or submitted by the Parent’s chief executive officer and/or chief financial officer, as required, pursuant to the Exchange Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied in all material respects with the Exchange Act. Neither Parent nor, to Parent’s Knowledge, any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications.

5.11 Internal Controls. Except as disclosed in the SEC Reports filed as of the date hereof or in Section 5.11 of the Disclosure Schedules, neither Parent (including, to Parent’s Knowledge, any employee thereof) nor the Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal controls utilized by Parent (other than a significant deficiency or material weakness that has been disclosed to the Parent Board, and, in the case of a material weakness, that has been disclosed as required in the SEC Reports), (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a significant role in the preparation of financial statements or the internal controls utilized by Parent or (C) any claim or allegation regarding any of the foregoing (other than claims or allegations that have been duly investigated and found not to involve any of the foregoing).

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5.12 Material Contracts.

(a) Section 5.12(a) of the Disclosure Schedule or the Parent SEC Reports set forth all of the Contracts to which Parent and any of its Subsidiaries are a party or by which their or any of their assets are bound of the types described below and categorized accordingly (each, a “Parent Material Agreement”):

(i) Contracts relating to the employment or engagement of any Person, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement, retention, severance, or change of control arrangement;

(ii) Contracts relating to capital expenditures;

(iii) Contracts creating or otherwise related to any joint venture or partnership;

(iv) Contracts relating to any Indebtedness of Parent or any of its Subsidiaries, including credit facilities, promissory notes, security agreements, and other credit support arrangements, and Contracts under which Parent or any of its Subsidiaries have imposed or incurred a Lien on any of their assets;

(v) Contracts relating to any guarantee or other contingent Liability in respect of any Indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for collection in the ordinary and usual course of business consistent with past custom and practice);

(vi) Contracts with any Governmental Authority; and

(vii) all other Contracts which are reasonably likely to involve the receipt or payment of an amount in excess of $100,000 in any 12-month period and which cannot be cancelled by Parent or any of its Subsidiaries without penalty and without more than thirty (30) days’ notice.

(b) Parent or its Subsidiary, whichever is applicable, and, to their Knowledge, each other party thereto, has in all material respects performed all the obligations required to be performed by them to date (or such non-performing party has received a valid, enforceable and irrevocable written waiver with respect to its non performance), and have received no written notice of default and are not in default (with due notice or lapse of time or both), under any Parent Material Agreement which would permit termination, modification, acceleration or material payment under any Parent Material Agreement. Parent and its Subsidiaries have no Knowledge of any breach or anticipated breach by the other party to any Parent Material Agreement. Except as set forth in Section 5.12 of the Disclosure Schedule, all of the Contracts disclosed in Section 5.12 of the Disclosure Schedule shall, following the Closing, remain enforceable and, to the Knowledge of Parent, binding on the other parties thereto, without the Consent of any Person. Each of the Contracts disclosed in Section 5.12(a) of the Disclosure Schedule is in full force and effect, is valid and enforceable in accordance with its terms and, to the Knowledge of Parent, is not subject to any claims, charges, setoffs or defenses. There are no disputes pending or threatened in writing under any such Contract. Parent or its Subsidiary, and to the Knowledge of Parent, each other party thereto is in compliance with all of its obligations under each such Contract.

5.13 Title to Properties and Assets; Liens. Each of Parent and its Subsidiaries has good and marketable title to its respective properties and assets, or a valid leasehold interest therein, in each case subject to no Lien, other than Permitted Liens. All tangible personal property owned by Parent and its Subsidiaries, and all of the items of tangible personal property used by Parent and its Subsidiaries under personal property leases, are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Neither Parent nor any of its Subsidiaries currently owns, nor has it ever owned, any real property.

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5.14 Compliance with Laws. Each of the Parent Entities is, and at all times in the past three years has been, in compliance in all material respects with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or the conduct of its business. Neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority of, and Parent has no Knowledge of, any failure to comply with any Law. There is no material investigation by a Governmental Authority pending against or, to Parent’s Knowledge, threatened in writing against any Parent or any of its Subsidiaries.

5.15 Litigation. There is no material action, suit, Proceeding or investigation pending or, to Parent’s Knowledge, threatened against or affecting Parent, one of its Subsidiaries or any of their respective properties or rights before any court or by or before any Governmental Authority. Neither Parent nor any Subsidiary thereof is party or subject to, and none of their respective assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority. There is no action, suit or proceeding initiated by Parent or any Subsidiary thereof currently pending or which Parent or such Subsidiary intends to initiate.

5.16 Governmental Consents. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of Parent or Merger Sub is required in connection with the valid execution and delivery of this Agreement or the consummation of any transaction contemplated hereby, except for (a) the filing of the Certificate of Domestication with the State of Delaware, (b) filings required for the Cayman De-Registration under the Laws of the Cayman Islands, (c) filing of the Certificate of Designations with the State of Delaware and (d) filing of the Certificates of Merger with the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, and except for the qualification or registration (or taking such action as may be necessary to secure an exemption from qualification or registration, if available) of the offer, issuance and sale of the shares of Parent Common Stock and Parent Preferred Stock under applicable federal and state securities Laws.

5.17 Permits. Each of Parent and its Subsidiaries has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it. Neither Parent nor any such Subsidiary is in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

5.18 Brokers or Finders. Parent has not engaged any brokers, finders or agents, and Parent has not incurred, and will not incur, directly or indirectly, as a result of any action taken by Parent or any of its Affiliates, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

5.19 Operations of Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

5.20 Obligations to Related Parties. Except as set forth in Section 5.20 of the Disclosure Schedule, there are no material loans, leases, agreements, understandings, commitments or other continuing transactions between Parent or one of its Subsidiaries on the one hand and any employee, officer, director or Affiliate of Parent or one of its Subsidiaries or any member of such Person’s immediate family on the other, except for employment arrangements.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Publicity. No party shall issue any press release or public announcement pertaining to the Merger that has not been agreed upon in advance by Parent and TBO, except as Parent reasonably determines to be necessary in order to comply with the rules of the SEC, the Eligible Market or other applicable Law.

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6.2 Tax-Free Exchange and Other Tax Matters.

(a) Each of Parent and TBO shall use its respective commercially reasonable efforts to cause the Merger to qualify as a reorganization described in Section 368(a) of the Code and will not take any actions that would reasonably be expected to cause the Merger to not so qualify. No action that was contemplated by this Agreement or other agreements contemplated hereby shall be considered a breach of this Section 6.2. For purposes of the foregoing, this Agreement shall constitute a plan of reorganization.

(b) The term “Straddle Period” means a taxable period which begins before the Closing Date and ends after the Closing Date. For purposes of this Agreement, including Sections 4.17 and 9.2(b)(iii), in order to determine the amount of Taxes attributable or allocable to the portion of a Straddle Period ending at the Closing Date (a “Pre-Closing Period”) and Taxes attributable to the portion of a Straddle Period beginning after the Closing Date (a “Post-Closing Period”), the rules set forth in this section shall apply.

(c) In the case of a Straddle Period, the parties hereto will, to the extent permitted by applicable Law, elect with the relevant governmental authority to treat the Pre-Closing Period and the Post-Closing Period as separate short taxable periods, and Taxes arising in each such period shall be separately computed. Except as provided in clause (d) below, in any case where applicable Laws do not permit such an election to be made, then, for purposes of this Agreement, Taxes for the Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period using an interim-closing-of-the-books method assuming that the Pre-Closing Period is a taxable period ending at the Closing Date, and that the Post-Closing Period is a taxable period beginning after the Closing Date, and Taxes arising in each such period shall be separately computed.

(d) In the case of any Tax arising in a Straddle Period which is a real property, personal property, ad valorem or other Tax not determined by reference to income, revenues or other levels of activity, (i) the amount of such Tax attributable to the Pre-Closing Period shall be the amount of that Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable period, and (ii) the amount of such Tax attributable to the Post-Closing Period shall be the amount of that Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Post-Closing Period and the denominator of which is the number of days in the entire taxable period.

(e) All Tax Returns of TBO and the Acquired Entities which have not been filed as of the Closing Date shall be prepared and filed after the Closing Date by the entity primarily responsible for the filing of said Tax Returns.

6.3 Notices from or to Governmental Authorities. Subject to applicable Laws relating to the exchange of information, each party will promptly furnish to the other parties copies of written communications (and memoranda setting forth the substance of all oral communications) received by such party, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any Governmental Authority relating to or in respect of the transactions contemplated under this Agreement.

6.4 Parent Directors and Officers.

(a) Parent shall use commercially reasonable efforts (a) to cause the number of directors constituting the board of directors of Parent (the “Parent Board”) immediately upon the Effective Time to be increased to seven (7) directors and (b) to cause the election of the Director Nominees (as hereafter defined) as members of the Parent Board by the existing members of the Parent Board effective upon the Effective Time to fill the vacancies created by such increase. Each Director Nominee shall serve as a director for a term expiring at Parent’s next annual meeting of shareholders following the Closing Date and until his or her successor is elected and qualified. “Director Nominees” means Derek Dubner and Daniel MacLachlan. Notwithstanding anything to

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the contrary set forth herein, at least four (4) of the seven (7) directors of Parent must qualify as independent directors as required by applicable Law.

(b) Parent shall use commercially reasonable efforts to cause Derek Dubner to be appointed President, Data Fusion Division/Co-Chief Executive Officer of Parent effective upon the Effective Time. Furthermore, Parent shall cause Derek Dubner to be elected a manager of Surviving Company.

6.5 Access to Parent and Merger Sub. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, (a) Parent shall afford to TBO and its officers, directors, agents and counsel access to all properties, books, records, contracts and documents of Parent and Merger Sub at times and upon conditions reasonably convenient to Parent, and an opportunity to make such investigations as they shall reasonably desire to make of Parent and Merger Sub, and (b) Parent shall make the officers, directors, employees, auditors and counsel of Parent and Merger Sub available for consultation as reasonably requested by TBO for verification of any information so obtained.

6.6 Access to Acquired Entities. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, (a) TBO shall afford to Parent and Merger Sub and their respective officers, directors, agents and counsel access to all properties, books, records, contracts and documents of the Acquired Entities at times and upon conditions reasonably convenient to the Acquired Entities, and an opportunity to make such investigations as they shall reasonably desire to make of the Acquired Entities, and (b) TBO shall make the officers, directors, employees, auditors and counsel of the Acquired Entities available for consultation as reasonably requested by Parent or Merger Sub for verification of any information so obtained.

6.7 Confidentiality. Each of Parent and TBO acknowledge and agree that any information received pursuant to Section 6.5 or 6.6 or otherwise in connection with this Agreement shall be subject to the Mutual Non-disclosure and Confidentiality Agreement, by and between Parent and TBO, dated October 3, 2014.

6.8 Covenants Relating To Conduct Of Business. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, TBO shall:

(a) conduct its and its Subsidiaries’ businesses only in the ordinary course and consistent with prudent and prior business practice, except for transactions permitted hereunder, or with the prior written consent of the other parties, which consent will not be unreasonably withheld; and

(b) confer on a reasonable basis with each other regarding operational matters and other matters related to the Merger.

6.9 Prohibited Actions Pending Closing. Except as provided in this Agreement or as disclosed in Section 6.9 or any other section of the Disclosure Schedule or to the extent Parent shall consent in writing (such consents to be provided by their respective presidents or chief executive officers), during the period from the date of this Agreement to the Effective Time or until the earlier termination hereof, no Acquired Entity shall:

(a) create any Lien on any of its properties or assets (whether tangible or intangible), other than Permitted Liens.

(b) sell, assign, transfer, lease or otherwise dispose of or agree to sell, assign, transfer, lease or otherwise dispose of any its assets or cancel any Indebtedness owed to it.

(c) change any method of accounting or accounting practice used by it, other than such changes required by GAAP.

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(d) except as otherwise contemplated by this Agreement, issue or sell any shares of the capital stock of, or other equity interests in it, or securities convertible into or exchangeable for such shares or equity interests, or issue, grant or amend any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of such capital stock, such other equity interests or such securities.

(e) except as otherwise contemplated by this Agreement, amend or otherwise change their respective articles of incorporation or organization, bylaws, operating agreements, or other governing documents.

(f) (i) declare or pay any dividends or distributions on or in respect of any of the capital stock or other securities of any Acquired Entity, (ii) redeem, purchase or acquire any capital stock or other securities of any Acquired Entity, (iii) make any other payment to or on behalf of any shareholder or other equity holder of any Acquired Entity or any Affiliate thereof, or (iv) declare or effectuate a stock dividend, stock split or similar event.

(g) issue any note, bond, or other debt security or create, incur, assume, or guarantee any Indebtedness for borrowed money or capitalized lease obligation.

(h) make any capital investment in, or make any loan to, any other Person.

(i) make any payments out of the ordinary course of business to any of its officers, directors, employees or shareholders.

(j) pay, discharge, satisfy or settle any Liability (absolute, accrued, asserted or unasserted, contingent or otherwise) except in the ordinary course of business.

(k) sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any Intellectual Property.

(l) agree in writing or otherwise take any action that would, or would reasonably be expected to, prevent, impair or materially delay the ability of Parent or any Acquired Entity, as the case may be, to consummate the transactions contemplated by this Agreement.

(m) make any material Tax elections, change any method of Tax accounting, amend any material Tax Return, or settle any Tax controversy or claim.

(n) enter into or amend any agreement or arrangement with any Affiliate.

(o) amend or waive any material right under any material agreement or enter into any new material agreement outside the ordinary course of business.

(p) make or commit to make any capital expenditures or capital additions or improvements outside the ordinary course of business consistent with past practices.

(q) enter into any prepaid services transactions with any of its customers or otherwise accelerate revenue recognition or the sales of its services for periods prior to the Closing.

(r) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law or other agreement with respect to the sale of its assets, securities or business.

(s) agree to take any of the actions specified in this Section 6.9.

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6.10 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to satisfy the conditions to Closing to be satisfied by it and to consummate and make effective the transactions contemplated by this Agreement and make effective, in the most expeditious manner practicable, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, and using commercially reasonable efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement shall use commercially reasonable efforts to take all such necessary action.

6.11 Notices and Consents. TBO will give any notices to third parties, and will use its commercially reasonable efforts to obtain any third party consents identified on Schedule 6.11. TBO shall submit this Agreement, the Merger and the other transactions contemplated hereby for approval by the TBO Shareholders in accordance with the requirements of the FBCA and the TBO Charter as soon as practicable after the execution hereof.

6.12 Notice of Developments. Each party will give prompt written notice to the others of (a) any adverse development causing a breach of any of its own representations and warranties contained herein, (b) the occurrence of any event that, to its Knowledge, will result, or is likely to result, in the failure of a condition to any other party’s obligation to close set forth in Article VII, or (c) any fact, condition or change that such party reasonably believes, individually or in the aggregate, has resulted or is reasonably likely to result in a Material Adverse Effect. No disclosure by any party pursuant to this Section 6.12, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

6.13 Exclusivity. Unless and until this Agreement is terminated in accordance with Article VIII hereof, TBO will not (and will not cause or permit any other Acquired Entity to) (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to an Acquisition Transaction or (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent or its Affiliates) relating to or in connection with a possible Acquisition Transaction. TBO shall notify Parent immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any Acquisition Transaction, including the identity of the Person making or submitting such inquiry, proposal or offer, and the terms thereof (including a copy of any written inquiry, proposal or offer), that is received by any Acquired Entity, any TBO Shareholder or any representative of any of them. TBO agrees that the rights and remedies for noncompliance with this Section 6.13 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

6.14 Shareholders’ Meeting; Parent Domestication.

(a) Parent shall cause a meeting of its shareholders (the “Shareholders’ Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on (i) the approval and adoption of this Agreement, (ii) the approval of the Domestication, (iii) the approval of the Merger and (iv) the approval of the issuance of shares in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market. Subject to its fiduciary duties, the Parent Board shall recommend to its shareholders that they vote in favor of such approvals and adoption. In connection with the Shareholders’ Meeting, Parent (a) will use commercially reasonable efforts to file with the SEC as promptly as practicable a preliminary proxy statement, which shall serve as a proxy statement pursuant to Section 14(a), Regulation 14A and Schedule 14A under the Exchange Act, and all other proxy materials for the Shareholders’ Meeting (the “Proxy Statement”), (b) as promptly as practicable following receipt of approval from the SEC, will mail to its

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shareholders the Proxy Statement and other proxy materials, (c) will use commercially reasonable efforts to obtain the necessary approvals by its shareholders under the Parent Memorandum and applicable Law of (i) the approval and adoption of this Agreement, (ii) the approval of the Domestication, (iii) the approval of the Merger and (iv) the approval of the issuance of shares in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market (the “Shareholder Approval”), and (d) will otherwise comply with all Laws applicable to the Shareholders’ Meeting.

(b) Parent will timely provide to TBO all correspondence received from and to be sent to the SEC and will not file any amendment to the Proxy Statement with the SEC without providing TBO the opportunity to review and comment on any proposed responses to the SEC. Parent and TBO will cooperate with each other in finalizing each proposed response; provided that Parent shall control the final form and substance of any such response.

(c) TBO shall use commercially reasonable efforts to provide promptly to Parent such information concerning its and the other Acquired Entities’ business affairs and financial statements as is required under applicable Law for inclusion in the Proxy Statement (including the Audited Financial Statements and any other required unaudited financial statements), shall direct that its counsel cooperate with Parent’s counsel in the preparation of the Proxy Statement and shall request the cooperation of its auditors in the preparation of the Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Acquired Entities for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC or at the time it is mailed to Parent’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If any information provided by the Acquired Entities is discovered or any event occurs with respect to any of the Acquired Entities, or any change occurs with respect to the other information provided by the Acquired Entities included in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Acquired Entities shall notify Parent promptly of such event.

(d) Promptly following the receipt of the Shareholder Approval, if obtained, but prior to the Effective Time, Parent shall file (i) with the Registrar of Companies of the Cayman Islands a declaration or affidavit as contemplated by s.206(2) of the Companies Law (as amended) of the Cayman Islands and take such other steps as are required under the Laws of the Cayman Islands with respect to the registration of the Parent by continuation in the State of Delaware and to procure the de-registration of the Parent as an exempted company in the Cayman Islands (such filings and actions collectively, the “Cayman De-Registration”) and (ii) with the Secretary of State of the State of Delaware a Certificate of Corporate Domestication in substantially the form of Exhibit B (“Certificate of Domestication”) and a Certificate of Incorporation in substantially the form of Exhibit C (the “New Parent Charter”), and shall use commercially reasonable efforts to cause the Parent Board to adopt Bylaws in substantially the form of Exhibit D (the “New Parent Bylaws”).

6.15 Transaction Filings. As promptly as practicable (but in no event, with respect to filing, later than the date required under applicable Law), Parent will prepare and file any filings required to be filed by it under the Exchange Act, the Securities Act or any other federal or blue sky or related Laws relating to the execution of this Agreement, the completion of the Domestication and the consummation of the Merger, as well as under regulations of or as required by the Eligible Market and such Governmental Authorities as may require the filing of such other filings (collectively, the “Transaction Filings”). TBO will work together with Parent as promptly as practicable to prepare the Transaction Filings and provide Parent whatever information is necessary to accurately complete such filings in a timely manner.

6.16 Listing Application. Parent shall use its commercially reasonable efforts, to the extent allowed under the rules of the Eligible Market, to take all actions and prepare all filings and other documents necessary to be

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filed with the Eligible Market in connection with the listing application for the inclusion of the Parent Common Stock, including the shares of Parent Common Stock issuable upon conversion of the Parent Preferred Stock issued hereunder, on the Eligible Market, conduct ongoing negotiations with the Eligible Market with respect to such listing and perform all acts reasonably requested by the Eligible Market.

6.17 Lockup Agreements. Prior to the Effective Time, TBO shall cause each Person identified on Schedule 6.18 to deliver to Parent an executed lockup letter agreement substantially in the form of Exhibit E hereto (the “Lockup Agreements”).

6.18 Parachute Payment Waivers.

(a) TBO shall have obtained, prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.11, a waiver of the right to receive payments that could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”), in a form reasonably acceptable to Parent, from each Person whom TBO and/or Parent reasonably believes is, with respect to TBO, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.11, and whom TBO and/or Parent believes might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and TBO shall have delivered each such Parachute Payment Waiver to Parent on or before the Closing Date.

(b) TBO shall use its commercially reasonable efforts to obtain the approval by such number of TBO Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 6.18(b) above, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder approval to be obtained in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-I of such Treasury Regulations. TBO shall forward to Parent, and allow Parent to review and comment upon, prior to submission to the TBO Shareholders, copies of all material documents prepared for purposes of complying with this provision and shall consider any such comments in good faith.

6.19 No Additional Representations or Warranties. Each of Parent, Merger Sub and TBO acknowledges that the others have not made any representation, warranty or covenant, express or implied, as to the accuracy or completeness of any information regarding any of them, except as expressly set forth in this Agreement or the Disclosure Schedule. SUBJECT TO ANY RIGHTS ANY PARTY MAY HAVE UNDER LAW OR EQUITY WITH RESPECT TO FRAUD OR WILLFUL CONCEALMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW, IN EQUITY, OR OTHERWISE, IN RESPECT OF PARENT, MERGER SUB OR ANY ACQUIRED ENTITY, AS APPLICABLE, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND EACH SUCH PARTY EXPRESSLY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

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ARTICLE VII

CONDITIONS PRECEDENT TO THE CLOSING

7.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of the following conditions:

(a) Governmental Authorities’ Approvals. All Governmental Authorities’ approvals required for the consummation of the Merger, if any, shall have been obtained.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger shall be in effect.

(c) Shareholder Approval. The Shareholder Approval shall have been obtained.

7.2 Conditions Precedent to Obligations of Parent and Merger Sub. Parent’s and Merger Sub’s obligation on to effect the Domestication and the Merger and to consummate the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction or waiver by Parent and Merger Sub of each condition precedent listed below.

(a) Representations and Warranties. As of the Closing, each representation and warranty set forth in Article IV shall be accurate and complete in all material respects, except (i) for the representations and warranties in Section 4.6, which shall be true and correct in all respects at and as of the Closing Date, (ii) to the extent that such representations and warranties are qualified by terms such as “material” and “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Closing Date, and (iii) to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as set forth in subclause (ii) as of such other date.

(b) Performance of Obligations of TBO. TBO shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. No Acquired Entity shall have suffered a Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Acquired Entities, taken as a whole.

(d) TBO Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the president of TBO certifying as to the matters set forth in Section 7.2(a), (b) and (c).

(e) Lockup Agreements. Parent shall have received executed copies of the Lockup Agreements.

(f) Receipt of Accredited Investor or Sophisticated Purchaser Information. Each of the TBO Shareholders shall have delivered an investor representation letter and certification to Parent substantially in the form of Exhibit F.

(g) Third-Party Consents. TBO shall have procured all of the third-party consents required for the consummation of the transactions contemplated by this Agreement as set forth in Schedule 6.11.

(h) TBO Secretary’s Certificate. The duly authorized Secretary of TBO shall have delivered to Parent certified copies of the TBO Charter, the TBO Bylaws, the certificate or articles of incorporation or organization,

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operating agreement and/or bylaws of any other Acquired Entity (or equivalent organizational documents) and resolutions adopted by TBO’s board of directors and shareholders of each class entitled to vote whose vote is required to authorize the Merger and the transactions contemplated hereby, and shall have certified the incumbency of all officers of TBO executing this Agreement and any document executed and delivered in connection herewith.

(i) Good Standing Certificates. TBO shall have delivered a good standing certificate or its equivalent for each Acquired Entity from its jurisdiction of incorporation or organization and each jurisdiction in which such Acquired Entity is required to be qualified or authorized to do business as a foreign entity.

(j) FIRPTA Certificate. Parent shall have received a certificate from TBO meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) providing that the stock of TBO does not constitute a United States real property interest as defined in Section 897(c) of the Code.

(k) Audited Financial Statements. TBO shall have presented to Parent for review the consolidated audited financial statements of TBO and its Subsidiaries as of and for the twelve-month periods ending December 31, 2013 and December 31, 2012, respectively (the “Audited Financial Statements”), which shall have been audited by an auditor meeting PCAOB standards mutually acceptable to TBO and Parent, and such Audited Financial Statements shall be satisfactory to Parent and Merger Sub in their reasonable discretion.

(l) Other Documents. Parent shall have received all of the documents, agreements and instruments to be delivered to it in accordance with this Agreement and shall have been provided with such other documents as it shall have reasonably requested from TBO.

7.3 Conditions Precedent to Obligation of TBO. TBO’s obligations to effect the Merger and consummate the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction or waiver by TBO of each condition precedent listed below.

(a) Representations and Warranties. As of the Closing, each representation and warranty set forth in Article V shall be accurate and complete in all material respects, except (i) to the extent that such representations and warranties are qualified by terms such as “material” and “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Closing Date, and (ii) to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as set forth in subclause (i) as of such other date.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Parent shall not have suffered a Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Parent Entities, taken as a whole.

(d) Parent Officer’s Certificate. TBO shall have received a certificate of an authorized officer of Parent certifying as to the matters set forth in Section 7.3(a), (b) and (c).

(e) Parent Secretary’s Certificate. The duly authorized Secretary of Parent shall have delivered to TBO (i) certified copies of the New Parent Charter, the New Parent Bylaws, the Merger Sub Charter and the Merger Sub Operating Agreement, (ii) resolutions adopted by the Parent Board on behalf of parent and as the sole shareholder of Merger Sub authorizing the Domestication, the Merger and the transactions contemplated hereby and (iii) resolutions adopted by Parent’s shareholders evidencing the Shareholder Approval, and shall have

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certified the incumbency of all officers of Parent and Merger Sub executing this Agreement and any document executed and delivered in connection herewith.

(f) Good Standing Certificates. Parent and Merger Sub shall have delivered a good standing certificate or its equivalent from its jurisdiction of incorporation and each jurisdiction in which it is required to be qualified or authorized to do business as a foreign corporation.

(g) Certificate of Designations. Parent shall have filed with the Secretary of State of the State of Delaware, the Certificate of Designations relating to the Parent Preferred Stock in substantially the form attached hereto as Exhibit G (the “Certificate of Designations”).

(h) Domestication. The Certificate of Domestication shall have been filed with the State of Delaware and all filings required for the Cayman De-Registration shall have been made.

(i) Other Documents. TBO shall have received all of the documents, agreements and instruments to be delivered to it in accordance with this Agreement and shall have been provided with such other documents as it shall have reasonably requested from Parent.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of TBO, Parent and Merger Sub:

(a) By mutual written consent of Parent and TBO.

(b) By Parent at any time prior to the Effective Time in the event TBO has breached any material representation, warranty, or covenant made by it in this Agreement in any material respect, Parent has notified TBO in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) at the End Date, whichever shall be earlier.

(c) By TBO at any time prior to the Effective Time in the event Parent or Merger Sub has breached any material representation, warranty, or covenant made by it in this Agreement in any material respect, TBO has notified such party in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) at the End Date, whichever shall be earlier.

(d) By either TBO or Parent if the Effective Time shall not have occurred on or before the End Date; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(d) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the End Date.

(e) By either TBO or Parent if any restraining order, injunction, legal restraint, prohibition or other judgment has been issued by any court of competent jurisdiction that has the effect of preventing the consummation of the Merger and such restraint, injunction or prohibition has become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the restraining order, injunction, legal restraint, prohibition or other judgment to have been issued by any court of competent jurisdiction.

(f) By Parent, if the TBO Shareholders have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and the TBO Charter within ten (10) Business Days following the execution hereof.

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8.2 Liability. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall terminate and there shall be no other Liability on the part of TBO, Parent or Merger Sub to any other party except (a) Liability arising out of any breach of this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity, and (b) Section 6.1, Section 6.7, this Section 8.2, and Articles IX and X shall survive such termination.

ARTICLE IX

INDEMNIFICATION

9.1 Survival; Timing of Claims. The representations and warranties of Parent, Merger Sub and TBO contained in or made pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing, and for an additional twelve (12) months immediately subsequent to the Closing. Any and all claims for indemnification pursuant to Section 9.2 must be made in writing on or before the expiration of such survival period for indemnification to be available therefor.

9.2 Indemnification.

(a) Subject to the provisions of this Article IX, from and after the Closing, Parent hereby agrees to indemnify and hold harmless each TBO Shareholder and, as applicable, its officers and directors (each, a “TBO Indemnified Party”) from and against any and all claims, demands, losses, damages, expenses or Liabilities (including reasonable attorneys’ fees) (“Damages”) relating to or arising out of:

(i) any misrepresentation or breach of any warranty of Parent or Merger Sub contained in this Agreement or in any certificate or agreement delivered in connection herewith, it being understood that, in determining the existence of, and amount of any Damages in connection with, a claim under this Section 9.2(a)(i), all representations and warranties shall be read without regard and without giving effect to any materiality or Material Adverse Effect or similar qualification contained therein (as if such qualification were deleted from such representation or warranty); and/or

(ii) any failure of Parent or Merger Sub to perform any covenant or agreement made or contained in this Agreement, or fulfill any other obligation in respect thereof.

(b) Subject to the provisions of this Article IX, from and after the Closing, Parent and the Surviving Company, and, as applicable, their respective officers and directors (each, a “Parent Indemnified Party”) shall be indemnified from and against any and all Damages relating to or arising out of:

(i) any misrepresentation or breach of any warranty of TBO contained in this Agreement or in any certificate or agreement delivered in connection herewith, it being understood that, in determining the existence of, and amount of any Damages in connection with, a claim under this Section 9.2(b)(i), all representations and warranties shall be read without regard and without giving effect to any materiality or Material Adverse Effect or similar qualification contained therein (as if such qualification were deleted from such representation or warranty);

(ii) any failure of TBO to perform any covenant or agreement made or contained in this Agreement, or fulfill any obligation in respect thereof;

(iii) any Taxes of the Acquired Entities with respect to any tax year or portion thereof ending on or before the Closing Date (or for any tax year beginning before and ending after the Closing Date to the extent allocable to the portion of the period beginning before and ending on the Closing Date);

40

(iv) any Proceeding brought by a third party based upon, arising out of or relating to the operations, properties, assets or obligations of the Acquired Entities or any of their respective Affiliates conducted, existing or arising on or prior to the Closing Date;

(v) dissenters’, appraisal or similar rights under any Law; and

(vi) any item set forth in Schedule 9.2(b)(vi).

9.3 Set-Off. As security for the obligation to indemnify the Parent Indemnified Parties, the issuance of shares of Parent Preferred Stock pursuant to the Earn-Out Payments (“Earn-Out Shares”) shall be subject to setoff and reduction in satisfaction of any Damages for which a Parent Indemnified Party is entitled to indemnification pursuant to this Article IX. This obligation shall be released in accordance with the terms hereof on the date that is one Business Day after the twelve (12) month anniversary of the Closing Date, except with respect to a number of such Earn-Out Shares as reasonably determined by the Independent Committee to be necessary to satisfy any claim made pursuant to this Article IX in writing prior to such date, which securities shall remain subject to the terms of this Section 9.3 until such claim is fully and finally resolved and thereafter shall only be issued, if earned pursuant to Section 3.7, in accordance with such final resolution, if applicable. Parent shall offset Damages for which indemnification is available hereunder against any Earn-Out Shares earned hereunder on a pro rata basis in accordance with Schedule 3.7, and the aggregate number of Earn-Out Shares subject to such offset (on an as converted basis) shall be determined by dividing the amount of such indemnifiable Damages, as fully and finally determined to be due by the Independent Committee and Representative or a court of competent jurisdiction, as applicable, by the average closing price per share of Parent Common Stock on the Eligible Market, as applicable, for the ten Business Day period ending on the Business Day prior to such offset. Parent shall not have any obligation to issue any Earn-Out Shares subject to offset hereunder, even if earned pursuant to Section 3.7. Parent and Merger Sub shall not be required to seek any indemnification pursuant to any other sources, including without limitation the Interactive Purchase Agreement, prior to the exercise of any remedy hereunder.

9.4 Limits on Indemnity. Notwithstanding anything to the contrary set forth herein, but subject to the provisions of this Section 9.4, (a) the maximum aggregate amount of indemnifiable Damages which may be recovered for indemnification pursuant to Section 9.2(a)(i) or Section 9.2(b)(i), respectively, shall be an amount equal to $7,875,000 (the “Liability Cap”), (b) no Parent Indemnified Party shall be entitled to indemnification pursuant to Section 9.2(b)(i) until the sum of all such Damages suffered by the Parent Indemnified Parties in the aggregate exceed $250,000 (the “Basket Amount”), in which case the Parent Indemnified Parties shall be entitled to indemnification for the amount of all such Damages in excess of the Basket Amount, and (c) no TBO Indemnified Party shall be entitled to indemnification with respect to any Damages pursuant to Section 9.2(a)(i) until the sum of all such Damages suffered by the TBO Indemnified Parties in the aggregate exceed the Basket Amount, in which case the TBO Indemnified Parties shall be entitled to indemnification for the amount of all such Damages in excess of the Basket Amount. Notwithstanding the foregoing, the Basket Amount and Liability Cap shall not apply to (a) breaches of the representations and warranties in Sections 4.1-4.3, 4.6, 4.16, 4.17, 4.19 or 5.1-5.3 or (b) intentional misrepresentations or intentional fraud.

9.5 Sole Remedy. The indemnification set forth in this Article IX (and the offset provisions in Section 3.7) shall be the sole remedy of the parties with respect to breaches of representations and warranties hereunder following the Closing, except in the case of intentional misrepresentations or intentional fraud.

9.6 Determination of Claims. From and after the Closing, if any claim for indemnification is to be brought by or on behalf of a Parent Indemnified Party, such claim (and whether or not to bring such claim) shall be determined and approved by a special committee of the Parent Board consisting solely of directors who are neither (a) affiliated with TBO prior to Closing (as directors, shareholders, management, agents or otherwise) and (b) nominated for the Parent Board by TBO, its shareholders or management (the “Independent Committee”). Any settlement on behalf of a Parent Indemnified Party of any claim described in the immediately preceding

41

sentence shall be determined and approved by the Independent Committee and the Representative. Any determination or approval of the Independent Committee made pursuant to the provisions of this Section 9.6 shall be by majority vote.

9.7 Right to Indemnification Not Affected by Knowledge or Waiver. The right to indemnification, payment of Damages or other remedy based upon breach of representations, warranties, or covenants will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, or covenant.

ARTICLE X

MISCELLANEOUS

10.1 Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties and their successors and assigns. None of the parties to this Agreement may assign or otherwise transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other parties.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

10.3 Facsimile or E-mail. A facsimile or e-mailed copy of an original written signature shall be deemed to have the same effect as an original written signature.

10.4 Captions and Headings. The captions and headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5 Notices. Unless otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement will be in writing and will be conclusively deemed to have been duly given (i) when hand delivered to the other party; (ii) upon receipt, when sent by facsimile or email to the number or address set forth below with written confirmation of transmission; or (iii) the next Business Day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next Business Day delivery guaranteed. Each person making a communication hereunder by facsimile will promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto. A party may change or supplement the addresses given below, or designate additional addresses for purposes of this Section 10.5, by giving the other party written notice of the new address in the manner set forth above.

If to Parent or Surviving Company:	Tiger Media, Inc. Room 450, Shanghai Centre East Ofc Twr 1376 Nanjing Road West SHANGHAI, SHA 200040 China Attention: Chief Executive Officer Phone: +86-21-62898089

42

with a copy to:

Tiger Media, Inc.

4400 Biscayne Blvd.

15th Floor

Miami, FL 33137

Attention: Joshua Weingard, Esq.

Phone: (305) 575-4602

Facsimile: (305) 575-4130

Email: jweingard@tigermedia.com

and

Akerman LLP

One Southeast Third Avenue

Suite 2700

Miami, FL 33131

Attention: Mary V. Carroll, Esq.

Phone: (305) 982-5561

Facsimile: (305) 374-5095

Email: mary.carroll@akerman.com

If to TBO (prior to Closing):	The Best One, Inc. 2650 North Military Trail, Suite 300 Boca Raton, FL 33431 Attn: Derek Dubner, CEO Phone: (561) 962-2160 Email: derek@id-info.com with a copy to:

Nason, Yeager, Gerson, White & Lioce, P.A.

1645 Palm Beach Lakes Boulevard, Suite 1200

West Palm Beach, Florida 33401

Attention: Michael Harris, Esq.

Phone: (561) 471-3507

Facsimile: (561) 686-5442

Email: mharris@nasonyeager.com

If to Representative:	Derek Dubner c/o The Best One, Inc. 2650 North Military Trail, Suite 300 Boca Raton, FL 33431 Phone: (561) 962-2160 Email: derek@id-info.com with a copy to:

Nason, Yeager, Gerson, White & Lioce, P.A.

1645 Palm Beach Lakes Boulevard, Suite 1200

West Palm Beach, Florida 33401

Attention: Michael Harris, Esq.

Phone: (561) 471-3507

Facsimile: (561) 686-5442

Email: mharris@nasonyeager.com

43

10.6 Amendments. Any term of this Agreement may be amended, only with the written consent of TBO and Parent.

10.7 Enforceability; Severability. The parties hereto agree that each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law. If one or more provisions of this Agreement are nevertheless held to be prohibited, invalid or unenforceable under applicable Law, such provision will be effective to the fullest extent possible excluding the terms affected by such prohibition, invalidity or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If the prohibition, invalidity or unenforceability referred to in the prior sentence requires such provision to be excluded from this Agreement in its entirety, the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

10.8 Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal Laws of the state of Delaware (without giving effect to any choice or conflict of law provision or rule (whether of the state of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the state of Delaware). Each of the Parties submits to the exclusive jurisdiction of any state or federal court within Wilmington County in the state of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be exclusively heard and determined in any such court. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

10.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND THAT MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF THE OTHER PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.10 No Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and benefit of the parties hereto, their successors, assigns and heirs, and no other Person shall have any right or action under this Agreement.

10.11 Entire Agreement. This Agreement, including the Disclosure Schedules and all exhibits hereto, and all documents referenced herein, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and no party will be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

10.12 Delays or Omissions; Waivers; Remedies Cumulative. No delay or omission to exercise any right power or remedy accruing to any party under this Agreement, or upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting

44

party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. Except as otherwise set forth herein, all remedies, either under this Agreement or by Law or otherwise afforded to any party, will be cumulative and not alternative.

10.13 No Strict Construction. The language used in this Agreement is deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

10.14 Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own Transaction Expenses. Notwithstanding the foregoing, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by TBO and shall be deemed Transaction Expenses of TBO hereunder.

10.15 Exhibits and Disclosure Schedule. All exhibits, annexes and schedules, including the Disclosure Schedule, annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. A disclosure in any particular Schedule of the Disclosure Schedule or otherwise in this Agreement, or with respect to Parent only, in the SEC Reports, will be deemed adequate to disclose another exception to a representation or warranty made herein if the disclosure identifies the exception with reasonable particularity so that any exception to any other Schedule is reasonably apparent on its face. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

10.16 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender (or the neuter) shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

10.17 Appointment of the Representative.

(a) Each of the TBO Shareholders irrevocably constitutes, appoints and empowers, effective from and after the date hereof, Derek Dubner as the Representative, for the benefit of the TBO Shareholders and the exclusive agent and attorney-in-fact to act on behalf of each TBO Shareholder, with full power of substitution, and authorizes the Representative acting for such TBO Shareholder and in such TBO Shareholder’s name, place and stead, in any and all capacities, to do and perform every act and thing required or permitted to be done in

45

connection with and to facilitate the consummation of the transactions contemplated hereby, as fully to all intents and purposes as such TBO Shareholder might or could do in person, including, without limitation:

(i) to negotiate, execute and deliver such waivers, consents and amendments (other than any written consent of the TBO Shareholders adopting this Agreement) under this Agreement and the consummation of the transactions contemplated hereby as the Representative, in its sole discretion, may deem necessary or desirable;

(ii) to enforce and protect the rights and interests of the TBO Shareholders and to enforce and protect the rights and interests of such Persons arising out of or under or in any manner relating to this Agreement and the transactions provided for herein, and to take any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the TBO Shareholders including, consenting to, compromising or settling any claims, conducting negotiations with Parent, the Surviving Company and their respective representatives regarding such claims, and, in connection therewith, to (i) assert any claim or institute any action, proceeding or investigation; (ii) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, the Surviving Company or any other Person, or by any Governmental Authority against the Representative and/or any of the TBO Shareholders, and receive process on behalf of any or all TBO Shareholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (iii) file any proofs of debt, claims and petitions as the Representative may deem advisable or necessary; (iv) settle or compromise any claims asserted under this Agreement, including with respect to any Earn-Out Payment or indemnification claim; and (v) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Representative shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions;

(iii) to refrain from enforcing any right of the TBO Shareholders arising out of or under or in any manner relating to this Agreement; provided, however, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Representative or by the TBO Shareholders unless such waiver is in writing signed by the waiving party or by the Representative;

(iv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary, proper or convenient in connection with or to carry out the transactions contemplated by this Agreement; and/or

(v) to engage special counsel, accountants and other advisors and incur such other expenses on behalf of the TBO Shareholders in connection with any matter arising under this Agreement.

(b) The Representative shall be entitled to receive reimbursement from, and be indemnified by, the TBO Shareholders for certain expenses, charges and Liabilities as provided below. In connection with this Agreement, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder, (i) the Representative shall incur no responsibility whatsoever to any TBO Shareholders by reason of any error in judgment or other act or omission performed or omitted hereunder, other than any act or failure to act which represents willful misconduct by the Representative, and (ii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to Liability to any TBO Shareholders.

46

(c) Each TBO Shareholder shall indemnify, severally and not jointly, based on such TBO Shareholder’s pro rata portion of the Parent Common Stock and Parent Preferred Stock (on an as-converted basis, without regard to any limitations on conversion set forth in the Certificate of Designations) received by it hereunder, the Representative against all Damages, of any nature whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the Liability of the Representative hereunder for its willful misconduct. In the event of any indemnification hereunder, upon written notice from the Representative to the TBO Shareholders as to the existence of a deficiency toward the payment of any such indemnification amount, each TBO Shareholder shall promptly deliver to the Representative full payment of his or her pro rata portion of the amount of such deficiency.

(d) All of the indemnities, powers and immunities granted to the Representative under this Agreement shall survive the Effective Time and/or any termination of this Agreement. The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any TBO Shareholder and (ii) shall survive the consummation of the Merger, and any action taken by the Representative pursuant to the authority granted in this Agreement shall be effective and absolutely binding on each TBO Shareholder notwithstanding any contrary action of or direction from such TBO Shareholder, except for actions or omissions of the Representative constituting willful misconduct.

(e) Parent and the Surviving Company shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the TBO Shareholders.

(f) Each of TBO, Merger Sub and Parent acknowledges and agrees that the Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, each of TBO, Merger Sub and Parent acknowledges and agrees that the Representative shall have no Liability to, and shall not be liable for any Damages of, any of TBO, Merger Sub or Parent in connection with any obligations of the Representative under this Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Damages shall be proven to be the direct result of willful misconduct by the Representative in connection with the performance of his obligations hereunder.

(g) Each TBO Shareholder shall acknowledge and consent to the provisions of this Section 10.17 in the Letter of Transmittal executed and delivered by him, her or it pursuant to Article III.

[Signatures begin on next page.]

47

IN WITNESS THEREOF, this Agreement has been executed by the undersigned as of the day, month and year first above written.

PARENT:
TIGER MEDIA, INC.

By:	/s/ Joshua Weingard
Name: Joshua Weingard
Title: Corporate Counsel and Secretary

MERGER SUB:
TBO ACQUISITION, LLC

By:	/s/ Joshua Weingard
Name: Joshua Weingard
Title: Manager

TBO:
THE BEST ONE, INC.

By:	/s/ Derek Dubner
Name: Derek Dubner
Title: Chief Executive Officer

REPRESENTATIVE:

/s/ Derek Dubner
Derek Dubner

48

Exhibit A-1

ARTICLES OF MERGER

OF

THE BEST ONE, INC.,

a Florida corporation

WITH AND INTO

TBO ACQUISITION, LLC,

a Delaware limited liability company

The following articles of merger (the “Articles of Merger”) have been duly adopted and submitted in accordance with the Florida Business Corporation Act (the “FBCA”), pursuant to Section 607.1108, Florida Statutes.

FIRST: The name, address of principal office, and jurisdiction of the surviving company (the “Surviving Company”) are as follows:

Name and Address	Jurisdiction
TBO Acquisition, LLC	Delaware
4400 Biscayne Blvd.
15th Floor
Miami, FL 33137

SECOND: The name, address of principal office, and jurisdiction of the merging corporation (the “Merging Corporation”) are as follows:

Name and Address	Jurisdiction
The Best One, Inc.	Florida
2650 North Military Trail
Suite 300
Boca Raton, FL 33431

THIRD: A copy of the Plan of Merger is attached hereto as Exhibit A.

FOURTH: The merger is to become effective on the date the Articles of Merger is filed with the Secretary of State of the State of Florida and the Certificate of Merger is filed with the Secretary of State of the State of Delaware.

FIFTH: The Plan of Merger was approved by the other business entity that is a party to the merger in accordance with applicable laws of the State of Delaware, under which such other business entity was formed.

SIXTH: In accordance with the FBCA, the Plan of Merger was adopted by the board of directors and approved by the stockholders of the Merging Corporation on                 , 2014.

SEVENTH: The Surviving Company is deemed to have appointed the Secretary of State of the State of Florida as its agent for service of process in a proceeding to enforce any obligation or the rights of dissenting shareholders of the Merging Corporation.

EIGHTH: The Surviving Company has agreed to promptly pay to the dissenting shareholders of the Merging Corporation the amount, if any, to which they are entitled pursuant to Section 607.1302 of the FBCA.

[Signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of the Surviving Company and the Merging Corporation have executed and delivered these Articles of Merger as of [                ].

SURVIVING COMPANY:

TBO Acquisition, LLC a Delaware limited liability company

By:
Name:
Title:

MERGING CORPORATION:

The Best One, Inc., a Florida Corporation

By:
Name:
Title:

2

Exhibit A

Plan of Merger

PLAN OF MERGER

The following plan of merger (this “Plan of Merger”) is submitted in compliance with Section 607.1108, Florida Statutes, and in accordance with the applicable laws of the State of Delaware.

FIRST: The name, address of principal office, and jurisdiction of the surviving company (the “Surviving Company”) are as follows:

Name and Address	Jurisdiction
TBO Acquisition, LLC 4400 Biscayne Blvd. 15th Floor Miami, FL 33137	Delaware

SECOND: The name, address of principal office, and jurisdiction of the merging corporation (the “Merging Corporation”) are as follows:

Name and Address	Jurisdiction
The Best One, Inc. 2650 North Military Trail Suite 300 Boca Raton, FL 33431	Florida

THIRD: The terms and conditions of the merger are as follows:

1. At the Effective Time (as defined below), the Merging Corporation shall be merged with and into the Surviving Company in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”) and the Florida Business Corporation Act (the “FBCA”). Following the merger, the Surviving Company shall continue as the Surviving Company and the separate corporate existence of Merging Corporation shall cease.

2. Contemporaneously with the closing of the merger, the parties hereto shall (a) file with the Secretary of State of the State of Florida, the Articles of Merger and this Plan of Merger meeting the requirements of Section 607.1108 of the FBCA and (b) file with the Secretary of State of the State of Delaware, a Certificate of Merger meeting the requirements of Section 18-209 of the DLLCA (the “Delaware Certificate of Merger” and together with the Florida Articles and Plan of Merger, the “Certificates of Merger”). The merger shall become effective at such time as the Certificates of Merger are accepted for recording by the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, as applicable (the “Effective Time”).

3. The merger shall have the effects set forth in the applicable provisions of the DLLCA and the FBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Surviving Company and the Merging Corporation shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Surviving Company and the Merging Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

4. As a result of the merger and at the Effective Time, the constituent documents of the shall be as follows:

a)	Certificate of Formation. The Certificate of Formation of the Surviving Company shall continue as the Certificate of Formation of the Surviving Company, provided that the Certificate of Formation shall be amended to change the name of the Surviving Company to Interactive Data Intelligence, LLC.

b)	LLC Agreement. The Limited Liability Company Agreement of the Surviving Company (“LLC Agreement”) shall continue in full force and effect with respect to the Surviving Company until thereafter amended in accordance with the DLLCA; provided, however, that as of the Effective Time, such LLC Agreement shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

5. At the Effective Time, the managers of the Surviving Company as of the time immediately prior to the Effective Time, shall remain the managers of the Surviving Company until their respective successors are duly elected or appointed and qualified, or until the earlier death, resignation or removal. At the Effective Time, the officers of the Surviving Company as of the time immediately prior to the Effective Time, shall remain the officers of the Surviving Company (retaining their respective positions and terms of office) until their respective successors are duly elected or appointed or qualified, or until the earlier death, resignation or removal.

FOURTH : At the Effective Time, the outstanding securities of the Merging Corporation and the Surviving Company shall be converted as follows:

a)	Each share of Merging Corporation Common Stock, no par value issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive o validly issued, fully paid and nonassessable shares of Tiger Media, Inc., a Delaware corporation (the “Parent”) Common Stock, par value $0.0001 per share.

b)	Each share of Merging Corporation Series A Convertible Preferred Stock, par value $0.001 per share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Series A Convertible Preferred Stock, par value $0.0001 per share (“Parent Preferred Stock”).

c)	Each share of Merging Corporation Series B Convertible Preferred Stock, par value $0.001 per share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable shares of Parent Preferred Stock, par value $0.0001 per share.

d)	One hundred percent (100%) of the membership interests of TBO Acquisition, LLC issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company.

[Signature page follows]

2

IN WITNESS WHEREOF, the duly authorized officers of the Surviving Company and the Merging Corporation have executed and delivered this Plan of Merger as of [                ].

SURVIVING COMPANY:

TBO Acquisition, LLC a Delaware limited liability company

By:
Name:
Title:

MERGING CORPORATION:

The Best One, Inc., a Florida Corporation

By:
Name:
Title:

Exhibit A-2

CERTIFICATE OF MERGER

OF

THE BEST ONE, INC.,

a Florida corporation

WITH AND INTO

TBO ACQUISITION, LLC,

a Delaware limited liability company

PURSUANT TO TITLE 6, SECTION 18-209 OF THE DELAWARE

LIMITED LIABILITY COMPANY ACT

The undersigned limited liability company, TBO Acquisition, LLC, organized and existing under and by virtue of the Delaware Limited Liability Company Act,

DOES HEREBY CERTIFY:

FIRST: The name of the surviving limited liability company is TBO Acquisition, LLC, a Delaware limited liability company (the “Surviving Company”).

SECOND: That the name of the corporation being merged into this surviving limited liability company is The Best One, Inc. (the “Merging Corporation”) and the jurisdiction in which this corporation was formed is Florida.

THIRD: That a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) has been approved and executed by both the surviving limited liability company and the Merging Corporation.

FIFTH: That the Certificate of Formation of the Surviving Company shall constitute the Certificate of Formation of the Surviving Company, provided that Article I thereof shall be amended to provide that the name of the Surviving Company be “Interactive Data Intelligence, LLC.”

SIXTH: That the executed Merger Agreement is on file at the office of the Surviving Company. The address of such office of the Surviving Company 4400 Biscayne Blvd., 15th Floor, Miami, Florida 33137.

SEVENTH: That a copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any member of the Surviving Company or any shareholder of the Merging Corporation, or any other person holding an interest in any other business entity which is to merge or consolidate.

EIGHTH: That the Surviving Company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for the enforcement of any obligation of any domestic limited liability company which is to merge or consolidate, irrevocably appointing the Secretary of State as its agent to accept service of process in any such action, suit or proceeding and the address to which a copy of such process shall be mailed to by the Secretary of State is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware, 19904.

[Signature on the next page]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Merger to be executed by its duly authorized officer this         day of                 , 2014.

TBO ACQUISITION, LLC

By:
Name:
Title:

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Exhibit B

STATE OF DELAWARE

CERTIFICATE OF DOMESTICATION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 388 OF THE

DELAWARE GENERAL CORPORATION LAW

1)	The date the Non-Delaware Corporation first formed is June 1, 2007.

2)	The jurisdiction where the Non-Delaware Corporation first formed is Delaware.

3)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Tiger Media, Inc.

4)	The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Non-Delaware Corporation or any other equivalent thereto under applicable law, immediately prior to the filing of this Certificate is the Cayman Islands.

5)	The name of the Corporation as set forth in the Certificate of Incorporation is Tiger Media, Inc.

6)	The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the Non-Delaware Corporation and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the     day of             , 2014.

TIGER MEDIA, INC., a Cayman Islands company

By:
Name:
Title:

Exhibit C

CERTIFICATE OF INCORPORATION

OF

TIGER MEDIA, INC.

FIRST. The name of the corporation is Tiger Media, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Kent County, Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

(A) The total number of shares of all classes of stock which the corporation shall be authorized to issue is One Billion One Hundred Million (1,100,000,000) shares, divided into One Billion (1,000,000,000) shares of common stock, par value $0.0001 per share (“Common Stock”) and One Hundred Million (100,000,000) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

(B) The Board of Directors of the corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(C) Except as may otherwise be provided in this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or pursuant to the General Corporation Law of the State of Delaware.

(D) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

(E) Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

(F) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH.

(A) In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

(B) The number of directors constituting the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors, provided that the Board of Directors shall not be composed of less than three, nor more than 15, directors.

(C) Vacancies and newly created directorships on the Board of Directors may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

SEVENTH. Subject to the rights of the holders of any series of Preferred Stock and to the requirements of applicable law, special meetings of stockholders of the corporation for any purpose or purposes may be called at any time only by the chairman of the Board of Directors or the president of the corporation or at the written request of a majority of the members of the Board of Directors and may not be called by any other person, and any power of stockholders to call a special meeting is specifically denied.

EIGHTH. Except as authorized in advance by a resolution adopted by the Board of Directors or except as otherwise provided for or fixed pursuant to the provisions of Article FOURTH of this Certificate of Incorporation relating to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of the stockholders of the corporation, and the taking of any action by written consent of the stockholders in lieu of a meeting of the stockholders is specifically denied.

NINTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TENTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ELEVENTH. The corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware.

[Signature on next page.]

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IN WITNESS WHEREOF, Tiger Media, Inc. has caused this Certificate of Incorporation to be executed by its duly authorized officer on this         day of             .

TIGER MEDIA, INC.

By:
Name:	Peter Tan
Title:	Chief Executive Officer

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Exhibit D

BYLAWS

TIGER MEDIA, INC.

ARTICLE ONE

OFFICES

1.01. Registered Office. The registered office of the Corporation shall be fixed in the certificate of incorporation.

1.02. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the board of directors may from time to time determine or the business of the Corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

2.01. Annual Meetings. An annual meeting of stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held at such time and place, if any, either within or without the State of Delaware, as may be determined by the board of directors.

2.02. Special Meetings. The chairman of the board, the president, or a majority of the members of the board of directors by written request shall have the power to call a special meeting of stockholders at any time. Special meetings of stockholders may not be called by any other person.

2.03. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and time of the meeting (and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting), the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Business transacted at any special meeting shall be limited to the purposes stated in the notice to stockholders.

2.04. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote at the meeting is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.04 or to vote in person or by proxy at any meeting of stockholders.

2.05. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

2.06. Organization; Chairman and Secretary. The first mentioned of the following officers who is present at a meeting of stockholders shall be chosen as chairman to preside over the meeting: president, chairman of the board, or a vice-president. If no such officer is present at the meeting, a chairman of the meeting shall be chosen by the holders of a majority in voting power of the stock entitled to vote thereat, present in person or by proxy. The secretary, or in his or her absence, an assistant secretary, or in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

2.07. Inspector of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may (unless otherwise required by applicable law) be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.08. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding

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over the meeting. The board of directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairman of the meeting shall have the right and authority to convene the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the chairman should so determine, shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

2.09. Quorum. A quorum for the transaction of business at any meeting of stockholders shall be at least a majority of the shares entitled to vote at the meeting, present in person or represented by proxy. If a quorum is present at the opening of any meeting of stockholders, the stockholder or stockholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a reasonable time thereafter as the stockholders may determine, the stockholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

2.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

2.11. Right to Vote; Voting. Except as otherwise provided by the certificate of incorporation or applicable law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. At any meeting of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon. Voting at meetings of stockholders need not be by written ballot.

2.12. Adjournment. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof (and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned

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meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

2.13. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the board of directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof or (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.13.

(2) For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.13, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that

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the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this paragraph (A) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to business or a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal or make a nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.13 to the contrary, in the event that the number of directors to be elected to the board of directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 2.13 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.13 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the board of directors or any committee thereof or (2) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.13. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice described by paragraph (A)(2) of this Section 2.13 shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The foregoing notice requirements of this paragraph (B) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to a nomination if the stockholder has notified the Corporation of his, her or its intention to present a nomination at such special meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

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(C) General. (1) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.13 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.13. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(2)(c)(vi) of this Section 2.13) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.13, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.13, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.13, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 2.13, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.13; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.13 (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this Section 2.13 shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the penultimate sentences of paragraphs (A)(2) and (B) hereof, business or nominations brought properly under and in compliance with Rule 14a-8 or Rule 14a-11 of the Exchange Act, as such Rules may be amended from time to time). Nothing in this Section 2.13 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the certificate of incorporation.

ARTICLE THREE

DIRECTORS

3.01. Board of Directors; Number. The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. Unless otherwise provided by the certificate of incorporation, the number of directors constituting the whole board of directors shall be determined from time to time by the board of directors.

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3.02. Qualification. No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court of the State of Delaware or any other court of competent jurisdiction; if he is not a natural person; or if he, at the time of the proposed election, has the status of a bankrupt. A director need not be a stockholder.

3.03. Election and Term. The election of directors shall take place at each annual meeting of stockholders. Each director shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

3.04. Removal of Directors. Subject to the certificate of incorporation and applicable law, any director may be removed from office, with or without cause, by the stockholders, and the vacancy created by such removal may be filled by the election of any qualified individual at the same meeting, failing which it may be filled by a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director.

3.05. Vacancies. Subject to the certificate of incorporation, these bylaws and applicable law, a majority of the directors in office, even if less than a quorum, or a sole remaining director may appoint a qualified individual to fill a vacancy in the board of directors, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is duly elected and qualified.

3.06. Place of Meetings. Meetings of the board of directors may be held at any place within or outside Delaware.

3.07. Calling of Meetings. Meetings of the board of directors shall be held from time to time at such time and at such place, if any, as determined by the board of directors, the chairman of the board, the president or the secretary, or upon the request in writing of any two directors.

3.08. Notice of Meeting. Notice of the time and place of each meeting of the board of directors shall be given to each director in accordance with Section 8.01 of these bylaws not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, (i) provided a quorum of directors is present, each newly elected board of directors may without notice hold its first meeting immediately following the meeting of stockholders at which such board of directors is elected and (ii) the board of directors may appoint a day or days in any month or months for regular meetings of the board of directors at a place and hour to be named and, so long as a copy of any resolution of the board of directors fixing the place and time of such regular meetings shall be sent to each director promptly after being passed, no other notice shall be required for any such regular meeting.

3.09. Quorum; Vote Required for Action. The quorum for the transaction of business at any meeting of the board of directors shall be a majority of the total number of directors or such greater number or proportion of directors as the board of directors may from time to time determine. Unless otherwise provided by the certificate of incorporation or applicable law, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

3.10. Meeting by Telephone. Directors may participate in a meeting of the board of directors (or a committee thereof) by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.11. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of

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directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board of directors or committee in accordance with applicable law.

3.12. Chairman. The chairman of any meeting of the board of directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board or president (if a director). If either of the foregoing is not present, the directors present at the meeting shall choose one of their number to act as chairman of the meeting.

3.13. Conflict of Interest. A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the General Corporation Law of the State of Delaware.

3.14. Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board of directors may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FOUR

COMMITTEES

4.01. Committees of the Board. The board of directors may appoint from their number one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any absent or disqualified member.

4.02. Transaction of Business. Unless the board of directors otherwise provides, each committee designated by the board of directors may make, alter and repeal rules for the conduct of its business, provided that no committee shall fix its quorum at less than a majority of the members. In the absence of such rules, each committee shall conduct its business in the same manner as the board of directors conducts its business pursuant to Article Three of these bylaws.

4.03. Audit Committee. The board of directors shall select annually from among its ranks an audit committee to be composed of not fewer than three directors none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided by resolution of the board of directors.

ARTICLE FIVE

OFFICERS

5.01. Appointment. The board of directors may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such

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other officers as the board of directors may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board of directors may specify the duties of and, in accordance with these bylaws and subject to the General Corporation Law of the State of Delaware, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.02, an officer may but need not be a director.

5.02. Chairman of the Board. The board of directors may from time to time appoint a chairman of the board who shall be a director. If appointed, the board of directors may assign to the chairman of the board any of the powers and duties that are by any provisions of these bylaws assigned to the president; and the chairman of the board shall have such other powers and duties as the board of directors may specify.

5.03. President. The president shall be the chief executive officer and, subject to the authority of the board of directors, shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board of directors may specify.

5.04. Secretary. Unless otherwise determined by the board of directors, the secretary shall be the secretary of all meetings of the board of directors, stockholders and committees of the board of directors that the secretary attends. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board of directors, stockholders and committees of the board of directors, whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to stockholders, directors, officers, auditors and members of committees of the board of directors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as otherwise may be specified.

5.05. Treasurer. The treasurer shall keep proper accounting records in compliance with applicable law and any regulation or rules applicable to the Corporation or its securities, including any regulation or rules of the stock exchange upon which the securities of the Corporation are listed and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render to the board of directors whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as otherwise may be specified.

5.06. Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board of directors or (except for those whose powers and duties are to be specified only by the board of directors) the president may specify. The board of directors and (except as aforesaid) the president may, from time to time and subject to the provisions of the General Corporation Law of the State of Delaware, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board of directors or the president otherwise directs.

5.07. Removal; Term of Office. The board of directors, in its discretion, may remove any officer of the Corporation. Each officer appointed by the board of directors shall hold office until his successor is appointed or until his earlier resignation or removal.

5.08. Conflict of Interest. An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation.

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ARTICLE SIX

INDEMNIFICATION AND ADVANCEMENT

6.01. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.03, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors.

6.02. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article Six or otherwise.

6.03. Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Article Six is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6.04. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article Six shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6.05. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

6.06. Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

6.07. Other Indemnification and Advancement of Expenses. This Article Six shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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ARTICLE SEVEN

STOCK CERTIFICATES

7.01. Certificates; Uncertificated Stock. The shares of the Corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the chairman of the board, if any, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

7.02. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

7.03. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the secretary or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.

7.04. Addresses of Stockholders. Each stockholder shall designate to the secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.

7.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE EIGHT

NOTICES

8.01. Method of Giving Notices. Any notice to be given pursuant to the General Corporation Law of the State of Delaware, the certificate of incorporation, these bylaws or otherwise to a stockholder or director may be provided in person, in writing or by electronic transmission. A notice so delivered shall be deemed to have been received when it is delivered personally and a notice so mailed shall be deemed to have been received when it is deposited in the United States mail, postage prepaid and directed to the stockholder or director at such person’s address as it appears on the records of the Corporation. Any notice to stockholders given by electronic transmission shall be effective if given by a form of electronic transmission consented to by the stockholder to

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whom the notice is given and shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

8.02. Notice to Joint Stockholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

8.03. Waiver of Notice. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

ARTICLE NINE

MISCELLANEOUS

9.01. Corporate Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the board of directors.

9.02. Fiscal Year. The fiscal year of the Corporation shall end on such day in each year as determined from time to time by the board of directors.

9.03. Stockholder Claims. In the event that (i) any current or prior stockholder of the Corporation or anyone on such stockholder’s behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Corporation or any one or more of its directors, officers or employees, and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation and all such directors, officers, or employees for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) (collectively, “Litigation Costs”) that the parties may incur in connection with such Claim. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.03.

9.04. Power to Amend. The power to adopt, amend and repeal the Bylaws shall be as provided in the certificate of incorporation.

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Exhibit E

LOCK-UP AGREEMENT

Tiger Media, Inc.

4400 Biscayne Blvd.

15th Floor

Miami, FL 33137

Ladies and Gentlemen:

Reference is made to that certain Merger Agreement and Plan of Reorganization, dated as of [                ], 2015 (the “Merger Agreement”), by and among Tiger Media, Inc. (“Company”), TBO Acquisition, LLC, The Best One, Inc. (“TBO”) and the other parties thereto. The execution and delivery of this Agreement by the undersigned is a condition to the closing of the Merger Agreement.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned is entering into this agreement (this “Lock-Up Letter Agreement”) and hereby agrees that for a period of one year after the date hereof, unless earlier terminated in accordance with the terms hereof (the “Lock-Up Period”), the undersigned will not, directly or indirectly:

(1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock, par value $0.0001 (“Common Stock”), of Tiger Media, Inc. (“Company”), or any other securities of the Company convertible into or exercisable or exchangeable for any shares of such Common Stock which are owned as of the date of this Lock-Up Letter Agreement (collectively, the “Shares”), including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Shares that may be issued upon exercise of any options or warrants, or securities convertible into or exercisable or exchangeable for Shares;

(2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise;

(3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or any other securities of the Company; or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions on the actions set forth in sections (1) through (4) above shall not apply to: (a) transfers of Shares as a bona fide gift; (b) transfers of Shares to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (c) transfers of Shares to any beneficiary of the undersigned pursuant to a will, trust instrument or other testamentary document or applicable laws of descent; (d) transfers of Shares to the Company; or (e) transfers of Shares to any entity directly or indirectly controlled by or under common control with the undersigned; provided that, in the case of any transfer or distribution pursuant to clause (a), (b), (c) or (e) above, each donee, distributee or transferee shall sign and deliver to the Company, prior to such transfer, a lock-up agreement substantially in the form of this Lock-Up Letter Agreement. For purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

In furtherance of the foregoing, the Company and its transfer agent on its behalf are hereby authorized (i) to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement and (ii) to imprint on any certificate representing Shares a legend describing the restrictions contained herein.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

For the avoidance of doubt, nothing herein shall be understood to prevent the undersigned from taking any of the actions described in sections (1) through (4) above with respect to any shares of Common Stock or other securities of the Company acquired by the undersigned through open market purchases consummated after the date of this Lock-Up Letter Agreement.

If the Company agrees to enter into any agreement with any other person or entity (or effects a waiver with the same effect) who agreed to enter into a lock-up letter agreement with substantially the same terms as this Lock-Up Letter Agreement to permit such holder to sell Shares prior to the end of the Lock-Up Period, which sale would otherwise be restricted by this Lock-Up Letter Agreement, the Company shall enter into a similar agreement with (or provide a similar waiver to) the undersigned to provide for the release of a proportionate number of Shares.

[Signature page follows]

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Other than as set forth above, this Lock-Up Letter Agreement shall terminate upon the end of the Lock-Up Period. This Lock-Up Letter Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware.

Very truly yours,

By:
Name:
Title:

Dated:

Exhibit F

TIGER MEDIA, INC.

INVESTOR QUESTIONNAIRE

To: TIGER MEDIA, INC.

This Investor Questionnaire (“Questionnaire”) must be completed by each potential investor in connection with the offer and sale of securities (the “Private Placement Securities”) of Tiger Media, Inc. (the “Corporation”). The Private Placement Securities are being offered and sold by the Corporation without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on the exemptions contained in Section 4(2) of the Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Corporation must determine that a potential investor meets certain suitability requirements before offering or selling Private Placement Securities to such investor. The purpose of this Questionnaire is to assure the Corporation that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. Your answers will be kept strictly confidential. However, by signing this Questionnaire, you will be authorizing the Corporation to provide a completed copy of this Questionnaire to such parties as the Corporation deems appropriate in order to ensure that the offer and sale of the Private Placement Securities will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the Private Placement Securities. All potential investors must answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.	BACKGROUND INFORMATION

Name:

Business Address:
(Number and Street)

(City)	(State)	(Zip Code)

Telephone Number:

Type of entity:

State of formation:                             Date of formation:

Set forth in the space provided below the (i) state(s), if any, in the United States in which you maintained your principal office during the past two years and the dates during which you maintained your office in each state, and (ii) state(s), if any, in which you pay income taxes:

Were you formed for the purpose of investing in the securities being offered?

Yes              No

Taxpayer Identification No.

PART B.	STATUS AS AN ACCREDITED INVESTOR

The undersigned is an “accredited investor” as such term is defined in one or more of the subsections of Rule 501(a) of Regulation D under the Act. At the time of the sale of the Private Placement Securities, the undersigned falls within one or more of the categories below. In order to confirm that the person or entity qualifies as an accredited investor, each individual investor, or each investing entity’s authorized officer or other representative, must check one or more of the boxes below which applies to that person or entity and initial next to such checked box or boxes. Please also provide the information requested below relating to your investment, business, and educational experience.

☐ Initial              The person is a natural person who (either individually or jointly with spouse) has a net worth in excess of $1,000,0001;

☐ Initial              The person is a natural person who had an individual income (not joint with spouse) in excess of $200,000 in each of the two most recent years, or who had a joint income (with spouse) in excess of $300,000 in each of those years, and in either case who has a reasonable expectation of achieving the same income level in the current year;

☐ Initial              The entity is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Private Placement Securities, whose purchase is directed by a sophisticated person within the meaning of Rule 506(b)(2)(ii) of Regulation D (i.e., a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Private Placement Securities);

☐ Initial              The entity is a corporation, Massachusetts or similar business trust, partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (tax exempt organization), not formed for the specific purpose of acquiring the Private Placement Securities, having total assets in excess of $5,000,000;

☐ Initial              The entity is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA), and either (i) the investment decision is made by a “Plan Fiduciary”, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or (ii) the employee benefit plan has total assets in excess of $5,000,000;

☐ Initial              The entity is a self-directed employee benefit plan within the meaning of ERISA (e.g., an IRA), with investment decisions made solely by persons who are “accredited investors” as defined in Rule 501(a) of Regulation D;

☐ Initial              The entity is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, which plan has total assets in excess of $5,000,000;

[1]	The calculation of individual or joint net worth should exclude the value of the investor’s primary residence. The value of the primary residence is equal to the fair market value of the primary residence, less the amount of mortgage debt secured by the primary residence. However, if the amount of mortgage debt secured by the primary residence exceeds the value of such residence, then the excess mortgage debt should be deducted from the investor’s other assets in determining his or her net worth.

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☐ Initial              The entity is one in which all of the equity owners are “accredited investors”;

☐ Initial              The person is a director or executive officer of the Corporation;

☐ Initial              The entity is a bank, savings and loan association or other similar institution (as defined in Sections 3(a)(2) and 3(a)(5)(A) of the Securities Act) whether acting in its individual or fiduciary capacity;

☐ Initial              The entity is an insurance company (as defined in Section 2(a)(13) of the Securities Act);

☐ Initial              The entity is an investment company registered under the Investment Company Act of 1940 or a business development company (as defined in Section 2(a)(48) of the Investment Company Act of 1940);

☐ Initial              The entity is a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);

☐ Initial              The person is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; or

☐ Initial              The entity is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

By checking the applicable box or boxes above and initialing next to such checked box or boxes, the undersigned investor is certifying to the Corporation that the undersigned is an accredited investor for the reason stated above.

Please provide the following information on your investment, business, and educational experience:

(a)	Educational background:

(b)	Principal employment positions held during last five years:

(c) Frequency of prior investment (check one in each column):

	Real Estate	Stocks & Bonds	Venture Capital Investments
Frequently
Occasionally
Never

Do you believe you have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment?

Yes             No

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Do you believe you have the financial ability to hold this proposed investment for an indefinite period of time, and to bear the economic risk of a complete loss of this investment?

Yes             No

The undersigned understands that the information provided by the undersigned in this Questionnaire will be relied upon by the Corporation and its officers and directors in determining whether the offering of the Private Placement Securities is exempt from registration under the Act pursuant to Regulation D or otherwise, and applicable state securities laws, and affirms that the answers to the above questions are complete and correct as of the date hereof.

THE UNDERSIGNED WILL NOTIFY THE CORPORATION PROMPTLY OF ANY SUBSTANTIAL CHANGES IN THE FOREGOING INFORMATION THAT MAY OCCUR.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the date set forth below, and declares that it is truthful and correct.

Date: , 2014

Entity Name:

By:
Name:
Title:

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Exhibit G

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

TIGER MEDIA, INC.

Pursuant to Section 151 if the General Corporation Law of the State of Delaware, it is hereby certified that:

WHEREAS, the name of the Company (hereinafter called the “Company”) is Tiger Media, Inc., a Delaware corporation.

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of 100 Million (100,000,000) shares of preferred stock, $0.0001 par value per share, and expressly authorizes the Board of Directors of the Company to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

WHEREAS, the Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that that the Board of Directors deems it advisable to, and hereby does, designate a Series A Non-Voting Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series A Non-Voting Convertible Preferred Stock as follows, in addition to any set forth in the Certificate of Incorporation:

B. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time exercisable for, convertible into, or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means Tiger Media, Inc., a Delaware corporation.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean any owner of shares of the Preferred Stock.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Qualified Sale” means the bona fide, arms’ length sale of Preferred Stock to a non-Affiliate of either the Holder or the Company. For avoidance of doubt, an executed copy of Form 144 with evidence of transmission to the Securities and Exchange Commission disclosing the proposed sale of Common Stock, a written communication from a broker-dealer that a holder of Preferred Stock has placed a sell order for shares of Common Stock issuable upon conversion of Preferred Stock, or an executed copy of a stock purchase agreement with a non-Affiliate of either the Holder or the Company shall be deemed to evidence a Qualified Sale.

C. Designation and Amount. The series of preferred stock designated by this Certificate of Designation shall be designated as the Company’s Series A Non-Voting Convertible Preferred Stock (the “Preferred Stock”), with Forty-Six Million (46,000,000) shares designated as Series A Non-Voting Convertible Preferred Stock.

D. Dividends. Each holder of Preferred Stock shall be entitled to receive, on a pari passu basis, dividends payable, subject to the conditions and other terms hereof, out of any funds of the Company legally available when and at the time for declaration of dividends by the Company, at the same time any dividends or other distributions will be paid or declared and set apart for payment on any shares of Common Stock on the basis of the largest number of whole shares of Common Stock into which such holder’s shares of Preferred Stock could be converted pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them).

E. Voting Rights. Except as required by law or as specifically provided herein, the holders of Preferred Stock shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

F. Liquidation. Upon any Liquidation, distributions to the stockholders of the Company shall be distributed among the holders of Common Stock, Preferred Stock and any other class or series of Preferred Stock entitled to participate with the Common Stock in a liquidating distribution, pro rata in proportion to the shares of Common Stock then held by them and the maximum number of shares of Common Stock which they would have the right to acquire upon conversion of shares of Preferred Stock held by them pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them). Written notice of any liquidation, dissolution or

2

winding up of the Company, stating the payment date, the amount of any liquidating distribution and the place where said liquidating distribution shall be payable, shall be given to the holders of record of Preferred Stock not less than ten (10) days prior to the consummation of such liquidation, dissolution or winding up, in accordance with the provisions of Section 8(a). A Fundamental Transaction shall not be deemed a Liquidation.

G. Conversion Upon Qualified Sale.

11. Conversions Upon a Qualified Sale by Holder. Subject to the provisions of this Section 6, each share of Preferred Stock shall automatically convert into Common Stock immediately prior to the closing of a Qualified Sale of such share without any further action on the part of the Company or the Holder. The date of such closing of such a Qualified Sale is referred to herein as the “Conversion Date.”

12. Conversion Ratio. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the product obtained by multiplying each such share of Preferred Stock being converted by one (subject to adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification or other similar event, the “Conversion Ratio”).

13. Mechanics of Conversion

ii. Delivery of Certificate Upon Conversion. As soon as practicable after each Conversion Date, upon receipt of sale documentation satisfactory to the Company in its sole discretion, the Company shall deliver, or cause to be delivered, to the purchaser in the Qualified Sale a certificate or certificates, which will contain appropriate restrictive legends and trading restrictions, representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock by such Purchaser. Upon written request of such purchaser, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If some but not all of the shares of Preferred Stock represented by a certificate surrendered by such converting Holder are converted, a new certificate or certificates representing the number of shares of Preferred Stock which were not so converted shall be delivered to such Holder as promptly as practicable. If any shares of Common Stock to be issued upon conversion of Preferred Stock pursuant to this section are not sold within thirty (30) days after the delivery to the Company of any notice of a proposed Qualified Sale, such shares shall ipso facto be deemed to have been converted back into Preferred Stock.

iii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iv. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the average closing price per share of Common Stock on the NYSE MKT, or any other trading market or exchange on which the Common Stock may then trade, for the ten-day period ending on the day prior to such Conversion Date, or round up to the next whole share.

v. Transfer Taxes. Any transfer, documentary stamp or similar taxes arising on account of a conversion of any shares of Preferred Stock shall be responsibility of and paid by the Holder. Furthermore, the

3

Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion. The Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

14. Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

H. Certain Adjustments.

11. Stock Dividends and Stock Splits. If the Company, at any time while the Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator will be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision or combination.

12. Fundamental Transaction. If, at any time while the Preferred Stock is outstanding, (i) (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, and (ii) such event does not constitute a Qualified Sale resulting in automatic conversion pursuant to Section 6(a) (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (assuming the full conversion of all shares of Preferred Stock then held by them), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

13. Calculations. All calculations under this Section 7 will be made to the nearest share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and

4

outstanding as of a given date will be the number of shares of Common Stock (excluding any treasury shares of the Company) actually issued and outstanding.

14. Notice to the Holders. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

I. Miscellaneous.

11. Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address of its principal office or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

12. Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate, if any, becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company and any of additional documentation the transfer agent of the Company may require.

13. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of Wilmington, Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

14. Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any

5

breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

15. Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

16. Status of Converted Preferred Stock. If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock.

17. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times in good faith carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

Amendment. The terms of this Certificate of Designation shall not be amended except with the consent of the Holders of a majority of the outstanding Preferred Stock voting as one class.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this [            ] day of [            ], 2015.

Name: Peter Tan Title: Chief Executive Officer

6

Execution Copy

FIRST AMENDMENT TO

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This FIRST AMENDMENT TO MERGER AGREEMENT AND PLAN OF REORGANIZATION (“Amendment”) effective this 18th day of December, 2014 is by and among The Best One, Inc., a Florida corporation (“TBO”), Tiger Media, Inc., a Cayman Islands company (“Parent”), TBO Acquisition, LLC, a Delaware limited liability company, which is a wholly owned Subsidiary of Parent (“Merger Sub”) and Derek Dubner, solely in his capacity as Representative hereunder.

Recitals

WHEREAS, TBO, Parent, Merger Sub and Representative have previously entered into that certain Merger Agreement and Plan of Reorganization dated as of December 14, 2014, including the exhibits and schedules thereto (as amended, the “Agreement”); and

WHEREAS, TBO, Parent, Merger Sub and Representative desire to amend certain provisions of the Agreement as set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	The following definitions set forth in Section 1.1 of the Agreement shall be amended and restated in their entireties as follows:

“‘Insolvent’ means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Liabilities as they come due, (ii) such Person is unable to pay its debts and Liabilities, subordinated, contingent or otherwise, as such debts and Liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct its business as such business is now conducted.”

“‘TBO Preferred Stock’ means the TBO Series A Preferred Stock and the TBO Series B Preferred Stock.”

2.	The following definition shall be added to the list of definitions set forth in Section 1.1 of the Agreement in its appropriate location in alphabetical order:

“‘TBO Series B Preferred Stock’ means the Series B Convertible Preferred Stock of TBO, par value $0.001.”

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3.	Section 3.1 of the Agreement is hereby amended and restated in its entirety as follows:

“3.1 Conversion of Shares in the Merger. Subject to the provisions of this Article III and Section 9.3, at and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the outstanding securities of TBO and Merger Sub shall be converted as follows:

(a) Each share of TBO Common Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive one (1) validly issued, fully paid and nonassessable shares of Parent Common Stock.

(b) Each share of TBO Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Preferred Stock.

(c) Each share of TBO Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable share of Parent Common Stock.

(d) One hundred percent (100%) of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company. Each stock certificate of Merger Sub representing any such membership interests shall after the Effective Time evidence ownership of membership interests of Surviving Company.

(e) Each share of Parent’s capital stock issued and outstanding at and as of the Effective Time will remain issued and outstanding.”

4.	The following sentence is hereby added to the end of Section 4.8 of the Agreement:

“Solely for purposes of this Section 4.8, the definition of “Material Adverse Effect” shall be limited to the business of any Acquired Entity as currently conducted.”

5.	The following Section 6.20 is hereby added to the Agreement:

“6.20 TBO Recapitalization. As soon as practicable after the date hereof, but in any case on or before January 6, 2015, TBO shall cause the TBO Shareholders set forth on Exhibit 1 hereto to exchange the number of shares of TBO Common Stock set forth opposite each such TBO Shareholder’s name for an equal number of shares of TBO Series B Preferred Stock (the “Recapitalization”). The TBO Series B Preferred Stock shall in all material respects reflect the same rights, preferences and designations as the TBO Common Stock.”

6.	The following Section 7.2(m) is hereby added to the Agreement:

“(m) Recapitalization. The Recapitalization shall have been timely completed in accordance with Section 6.20.”

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7.	Section 8.1(f) of the Agreement is hereby amended and restated in its entirety as follows:

“(f) By Parent, if the TBO Shareholders have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and the TBO Charter on or before January 6, 2015.”

8.	Except as amended by the terms of this Amendment, the Agreement remains in full force and effect.

9.	Unless otherwise defined, capitalized terms used herein have the meanings given to them in the Agreement.

[Signature Page Follows]

9

IN WITNESS THEREOF, this Amendment has been executed by the undersigned as of the day, month and year first above written.

PARENT:
TIGER MEDIA, INC.

By:	/s/ Joshua Weingard
Name: Joshua Weingard
Title: Corporate Counsel and Secretary

MERGER SUB:
TBO ACQUISITION, LLC

By:	/s/ Joshua Weingard
Name: Joshua Weingard
Title: Manager

TBO:
THE BEST ONE, INC.

By:	/s/ Derek Dubner
Name: Derek Dubner
Title: Chief Executive Officer

REPRESENTATIVE:

/s/ Derek Dubner
Derek Dubner

10

Exhibit 1

Recapitalization

Four Kids Investment Funds, LLC	2,000,000
Barry Honig	1,200,000
Frost Gamma Investments Trust	3,200,000
Grander Holdings, Inc. 401K	938,000
Birchtree Capital, LLC	960,000

11

Execution Copy

SECOND AMENDMENT TO

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This SECOND AMENDMENT TO MERGER AGREEMENT AND PLAN OF REORGANIZATION (“Amendment”) effective this 13th day of February, 2015 is by and among The Best One, Inc., a Florida corporation (“TBO”), Tiger Media, Inc., a Cayman Islands company (“Parent”), TBO Acquisition, LLC, a Delaware limited liability company, which is a wholly owned Subsidiary of Parent (“Merger Sub”) and Derek Dubner, solely in his capacity as Representative hereunder.

Recitals

WHEREAS, TBO, Parent, Merger Sub and Representative have previously entered into that certain Merger Agreement and Plan of Reorganization dated as of December 14, 2014, including the exhibits and schedules thereto, as amended by that certain First Amendment, effective as of December 18, 2014 and by this Amendment (as may be further amended from time to time, the “Agreement”); and

WHEREAS, TBO, Parent, Merger Sub and Representative desire to amend certain provisions of the Agreement as set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

The following definitions set forth in Section 1.1 of the Agreement shall be amended and restated in their entireties as follows:

“‘TBO Preferred Stock’ means the TBO Series A Preferred Stock, the TBO Series B Preferred Stock, the TBO Series C Preferred Stock and the TBO Series D Preferred Stock.”

The following definitions shall be added to the list of definitions set forth in Section 1.1 of the Agreement in its appropriate location in alphabetical order:

“‘TBO Series C Preferred Stock’ means the Series C Convertible Preferred Stock of TBO, par value $0.001.”

“‘TBO Series D Preferred Stock’ means the Series D Convertible Preferred Stock of TBO, par value $0.001.”

Section 2.6(b) of the Agreement is hereby amended and restated in its entirety as follows:

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“(b) Officers of Surviving Company. The initial officers of Surviving Company shall be the officers of Merger Sub in office at and as of the Effective Time (retaining their respective positions and terms of office) or until the earlier death, resignation or removal. Furthermore, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, at the Effective Time, Derek Dubner is hereby appointed Chief Executive Officer of the Surviving Company. Without any action on the part of Parent or Merger Sub, TBO shall have the right to appoint the Chief Financial Officer of the Surviving Company prior to the Effective Time, provided however, such appointment shall be effective at the Effective Time, and provided further that such appointee shall be qualified to serve as a Chief Financial Officer.”

Section 3.1 of the Agreement is hereby amended and restated in its entirety as follows:

“3.1 Conversion of Shares in the Merger. Subject to the provisions of this Article III and Section 9.3, at and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the outstanding securities of TBO and Merger Sub shall be converted as follows:

Each share of TBO Common Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive one (1) validly issued, fully paid and nonassessable share of Parent Common Stock.

Each share of TBO Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Preferred Stock.

Each share of TBO Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable share of Parent Preferred Stock.

Each share of TBO Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable share of Parent Common Stock.

Each share of TBO Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Common Stock.

One hundred percent (100%) of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company. Each stock certificate of Merger Sub representing any such membership interests shall after the Effective Time evidence ownership of membership interests of Surviving Company.

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Each share of Parent’s capital stock issued and outstanding at and as of the Effective Time will remain issued and outstanding.”

Section 3.7(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Each TBO Shareholder holding issued and outstanding TBO Series A Preferred Stock and/or TBO Series D Preferred Stock immediately prior to the Effective Time and set forth on Schedule 3.7 hereto (other than holders of TBO Dissenting Shares) (an “Eligible Shareholder”) shall be entitled to receive an Earn-Out Payment to be determined and paid in accordance with this Section 3.7. If either:

(i) the Surviving Company and its Subsidiaries (including any Subsidiaries formed or acquired after the date hereof) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $7,500,000 for any Twelve-Month Period completed during the period beginning on the first day of the first month following the Closing Date and ending on or before the last day of the month that is twenty-four (24) months after the Closing Date (the “Earn-Out Measurement Period”); or

(ii) Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries (including any such Subsidiaries formed or acquired after the date hereof)) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $13,500,000 for any Twelve-Month Period completed during the Earn-Out Measurement Period;

then each Eligible Shareholder shall be entitled to receive the number of shares of Parent Preferred Stock or Parent Common Stock set forth opposite his, her or its name on Schedule 3.7 (each, an “Earn-Out Payment”). A “Twelve-Month Period” means any period that begins on the first day of a month and ends on the last day of the twelfth (12th) consecutive month following such start date.”

Notwithstanding anything to the contrary set forth in Schedule 3.7 attached to the Agreement, all shares subject to Earn-Out Payments as set forth on such schedule to be issued to (a) a TBO Shareholder holding issued and outstanding TBO Series A Preferred Stock immediately prior to the Effective Time shall be Parent Preferred Stock, and (b) a TBO Shareholder holding issued and outstanding TBO Series D Preferred Stock immediately prior to the Effective Time shall be Parent Common Stock.

The following Section 3.8 is hereby added to the Agreement:

“3.8 TBO Restricted Stock Units and Warrants.

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(a) Subject to the provisions of this Article III, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, each outstanding restricted stock unit of TBO (each, a “TBO RSU”), whether or not vested, shall be assumed by Parent (each, a “Parent RSU”), on substantially the same terms and conditions as were applicable prior to the Merger. The number of shares of Parent Common Stock underlying each Parent RSU shall be equal to the number of shares of TBO Common Stock that were underlying the corresponding TBO RSU prior to the Merger, as adjusted for the TBO Reverse Stock Split. Effective as of the Effective Time, Parent hereby assumes the obligations of TBO under each agreement under which the applicable TBO RSU was originally granted. The terms of each TBO RSU and any agreement under which such TBO RSU was granted, in each case, as in effect immediately prior to the Effective Time, shall continue to apply in all material respects to the corresponding Parent RSU. All restrictions on vesting and delivery times with respect to TBO RSUs shall remain in full force and effect with respect to such Parent RSU after giving effect to the Merger.

(b) Subject to the provisions of this Article III, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, and pursuant to the terms of each outstanding warrant to purchase shares of TBO Common Stock (each, a “TBO Common Warrant”), each TBO Common Warrant shall be assumed by Parent and shall represent the right to acquire upon exercise thereof the same number of shares of Parent Common Stock as the number of shares of TBO Common Stock issuable upon the exercise of such TBO Common Warrant, as adjusted for the TBO Reverse Stock Split. The aggregate exercise price of each TBO Common Warrant and the expiration date shall remain unchanged. Parent shall issue each amended and assumed warrant contemplated by this Section 3.8(b) to each holder of a TBO Common Warrant upon surrender thereof or, in case such warrant shall be lost, stolen or destroyed, upon receipt of an affidavit of that fact by the holder thereof and, if required by Parent, the written agreement by such Person to indemnify Parent and Surviving Company against any claim that may be made against it with respect to such TBO Common Warrant.”

Section 4.6(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the Recapitalization and the TBO Reverse Stock Split, the authorized capital stock of TBO consists of (i) 200,000,000 shares of TBO Common Stock, and (ii) 10,000,000 shares of TBO Preferred Stock, (A) 60,000 shares of which are designated TBO Series A Preferred Stock, which are convertible into TBO Common Stock on a 1,000-for-one basis, (B) 4,800,000 shares of which are designated Series B Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a two-for-one basis, and (C) 100 shares of which are designated Series C Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a 14,222.22-for-one basis. Section 4.6(a) of the Disclosure Schedules sets forth a list of all of the issued and outstanding shares of capital stock of TBO and the holders thereof, including any and all rights to acquire any capital stock of TBO, contingent or otherwise prior to the Recapitalization and TBO Reverse Stock Split. The TBO Common Stock and the TBO Preferred Stock have the rights, preferences, privileges and restrictions set forth in the TBO Charter and under the Laws of the State of Florida. All issued and outstanding shares of TBO’s capital stock have been duly authorized and validly issued in compliance with applicable Laws, and are fully paid and nonassessable and free and clear of Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of the federal and state securities Laws. Each holder of any capital stock of TBO is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (an “Accredited Investor”) or a sophisticated purchaser as defined in Rule 506 of Regulation D promulgated under the Securities Act.”

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Section 6.4(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Parent shall use commercially reasonable efforts (a) to cause the number of directors constituting the board of directors of Parent (the “Parent Board”) immediately upon the Effective Time to be increased to seven (7) directors and (b) to cause the election of the Director Nominees (as hereinafter defined) as members of the Parent Board by the existing members of the Parent Board effective upon the Effective Time to fill the vacancies created by such increase. Each Director Nominee shall serve as a director for a term expiring at Parent’s next annual meeting of shareholders following the Closing Date and until his or her successor is elected and qualified. “Director Nominees” means two persons nominated by TBO prior to the Effective Time who meet the requirements for directors of a publicly traded company listed on the Eligible Market. If a Director Nominee ceases to serve on the Parent Board at any time before the Parent’s next annual meeting of shareholders following the Closing Date, TBO’s Representative shall have the right to select a substitute Director Nominee and Parent shall use commercially reasonable efforts to cause the election of such substitute Director Nominee by the remaining members of the Parent Board to fill such vacancy. Notwithstanding anything to the contrary set forth herein, at least four (4) of the seven (7) directors of Parent must qualify as independent directors as required by applicable Law.”

Section 6.14(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Parent shall cause a meeting of its shareholders (the “Shareholders’ Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on (i) the Parent Reverse Stock Split, (ii) the Domestication, (iii) the issuance of Parent Common Stock and securities convertible into or exchangeable for Parent Common Stock in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market and (iv) any other matters as may be required by Law or the rules and regulations of the Eligible Market in connection with this Agreement and the transactions contemplated hereby. Subject to its fiduciary duties, the Parent Board shall recommend to its shareholders that they vote in favor of such proposals. In connection with the Shareholders’ Meeting, Parent (a) will use commercially reasonable efforts to file with the SEC as promptly as practicable a proxy statement and all other proxy materials for the Shareholders’ Meeting (the “Proxy Statement”), (b) as promptly as practicable following filing with the SEC, will mail to its shareholders the Proxy Statement and other proxy materials, (c) will use commercially reasonable efforts to obtain the necessary approvals by its shareholders under the Parent Memorandum and applicable Law of (i) the Parent Reverse Stock Split, (ii) the Domestication, (iii) the issuance of Parent Common Stock and securities convertible into or exchangeable for Parent Common Stock in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market and (iv) any other matters as may be required by Law or the rules and regulations of the Eligible Market in connection with this Agreement and the transactions contemplated hereby (the “Shareholder Approval”), and (d) will otherwise comply with all Laws applicable to the Shareholders’ Meeting.”

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Section 6.14(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d) Promptly following the receipt of the Shareholder Approval, if obtained, and the satisfaction or waiver of all of Parent’s and Merger Sub’s conditions to Closing in Article VII, but prior to the Effective Time, Parent shall file (i) with the proper authorities, such documents as may be required to effect the Parent Reverse Stock Split, (ii) with the Registrar of Companies of the Cayman Islands a declaration or affidavit as contemplated by s.206(2) of the Companies Law (as amended) of the Cayman Islands and take such other steps as are required under the Laws of the Cayman Islands with respect to the registration of the Parent by continuation in the State of Delaware and to procure the de-registration of the Parent as an exempted company in the Cayman Islands (such filings and actions collectively, the “Cayman De-Registration”) and (iii) with the Secretary of State of the State of Delaware a Certificate of Corporate Domestication in substantially the form of Exhibit B (“Certificate of Domestication”) and a Certificate of Incorporation in substantially the form of Exhibit C (the “New Parent Charter”), and shall use commercially reasonable efforts to cause the Parent Board to adopt Bylaws in substantially the form of Exhibit D (the “New Parent Bylaws”).

Section 6.18(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) TBO shall have obtained, at the same time as or prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.18(b), a waiver of the right to receive payments that could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”), in a form reasonably acceptable to Parent, from each Person whom TBO and/or Parent reasonably believes is, with respect to TBO, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.18(b), and whom TBO and/or Parent believes might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and TBO shall have delivered each such Parachute Payment Waiver to Parent on or before the Closing Date.”

The reference to Section 6.18(b) in Section 6.18(b) of the Agreement is hereby amended and restated to read “Section 6.18(a).”

Section 6.20 of the Agreement is hereby amended and restated in its entirety as follows:

“6.20 TBO Recapitalization. As soon as practicable after the date hereof, but in any case on or before February 24, 2015, TBO shall cause the changes to its capital structure set forth in Schedule 6.20 to occur (collectively, the “Recapitalization”). In connection with such Recapitalization, TBO shall effect a one-for-five reverse stock split of the TBO Common Stock and the TBO Preferred Stock under Florida law (the “TBO Reverse Stock Split”) as is more particularly set forth in Section 7.2(m) of this Agreement.”

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Exhibit 1 to this Amendment, which reflects the changes to TBO’s capital structure during the Recapitalization but prior to the TBO Reverse Stock Split, is hereby attached to the Agreement as Schedule 6.20 to the Agreement.

The following Section 7.1(d) is added to the Agreement:

“(d) Parent shall have filed all required notices under Rule 10b-17 of the Securities Exchange Act of 1934, as amended, with respect to the Parent Reverse Stock Split.”

Section 7.2(m) of the Agreement is hereby amended and restated in its entirety as follows:

“(m) TBO Reverse Stock Split and Recapitalization. The TBO Reverse Stock Split and Recapitalization shall have occurred in accordance with Section 6.20. No fraction of a share of TBO Common Stock or TBO Preferred Stock shall be issued upon the TBO Reverse Stock Split, no dividends or other distributions of TBO shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of TBO. Each holder of TBO Shares who would otherwise be entitled to a fraction of a share of TBO Common Stock or TBO Preferred Stock (after aggregating all fractional shares of TBO Common Stock or TBO Preferred Stock that otherwise would be received by such holder in respect of such class of security) shall, receive from TBO, in lieu of such fractional share, one share of TBO Common Stock rounded up to the nearest whole share or TBO Preferred Stock rounded down to the nearest whole share, as the case may be.

The following Section 7.3(j) is hereby added to the Agreement:

“(j) Parent Reverse Stock Split. Subject to the satisfaction of the condition set forth in Section 7.1(d), Parent shall have effected a combination of the Parent Ordinary Shares under Cayman Islands law so that each five outstanding Parent Ordinary Shares shall be combined into one Parent Ordinary Share (“Parent Reverse Stock Split”) prior to the Domestication. No fraction of a Parent Ordinary Share shall be issued upon the Parent Reverse Stock Split, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Each holder of Parent Ordinary Shares who would otherwise be entitled to a fraction of a Parent Ordinary Share (after aggregating all fractional Parent Ordinary Shares that otherwise would be received by such holder in respect of such class of security) shall receive from the Transfer Agent, in lieu of such fractional share, one Parent Ordinary Share.

Section 8.1(f) of the Agreement is hereby amended and restated in its entirety as follows:

“(f) By Parent, if the TBO Shareholders have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and the TBO Charter on or before February 24, 2015.”

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The first sentence of Section 9.3 of the Agreement is hereby amended and restated in its entirety as follows:

“Set-Off. As security for the obligation to indemnify the Parent Indemnified Parties, the issuance of shares of Parent Preferred Stock and Parent Common Stock pursuant to the Earn-Out Payments (“Earn-Out Shares”) shall be subject to setoff and reduction in satisfaction of any Damages for which a Parent Indemnified Party is entitled to indemnification pursuant to this Article IX.”

Schedule 3.7 to the Agreement is hereby amended and restated in its entirety as set forth on Exhibit 2 to this Amendment.

The TBO Disclosure Schedule is hereby amended as set forth in Exhibit 3 to this Amendment.

Exhibit C to the Agreement is hereby amended and restated in its entirety as set forth on Exhibit 4 to this Amendment.

Except as amended by the terms of this Amendment, the Agreement remains in full force and effect.

Unless otherwise defined, capitalized terms used herein have the meanings given to them in the Agreement.

[Signature Page Follows]

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IN WITNESS THEREOF, this Amendment has been executed by the undersigned as of the day, month and year first above written.

PARENT: TIGER MEDIA, INC.

By:	/s/ Joshua Weingard
Name: Joshua Weingard
Title: Corporate Counsel and Secretary

MERGER SUB: TBO ACQUISITION, LLC

By:	/s/ Joshua Weingard
Name: Joshua Weingard Title: Manager

TBO: THE BEST ONE, INC.

By:	/s/ Derek Dubner
Name: Derek Dubner
Title: Chief Executive Officer

REPRESENTATIVE:

/s/ Derek Dubner
Derek Dubner

.

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Annex B

CERTIFICATE OF INCORPORATION

OF

TIGER MEDIA, INC.

FIRST. The name of the corporation is Tiger Media, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Kent County, Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

(A) The total number of shares of all classes of stock which the corporation shall be authorized to issue is Two Hundred Ten Million (210,000,000) shares, divided into Two Hundred Million (200,000,000) shares of common stock, par value $0.0005 per share (“Common Stock”) and Ten Million (10,000,000) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

(B) The Board of Directors of the corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(C) Except as may otherwise be provided in this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or pursuant to the General Corporation Law of the State of Delaware.

(D) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

(E) Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

(F) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH.

(A) In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

(B) The number of directors constituting the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors, provided that the Board of Directors shall not be composed of less than three, nor more than 15, directors.

(C) Vacancies and newly created directorships on the Board of Directors may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

SEVENTH. Subject to the rights of the holders of any series of Preferred Stock and to the requirements of applicable law, special meetings of stockholders of the corporation for any purpose or purposes may be called at any time only by the chairman of the Board of Directors or the president of the corporation or at the written request of a majority of the members of the Board of Directors and may not be called by any other person, and any power of stockholders to call a special meeting is specifically denied.

EIGHTH. Except as authorized in advance by a resolution adopted by the Board of Directors or except as otherwise provided for or fixed pursuant to the provisions of Article FOURTH of this Certificate of Incorporation relating to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of the stockholders of the corporation, and the taking of any action by written consent of the stockholders in lieu of a meeting of the stockholders is specifically denied.

NINTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TENTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ELEVENTH. The corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware.

[Signature on next page.]

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IN WITNESS WHEREOF, Tiger Media, Inc. has caused this Certificate of Incorporation to be executed by its duly authorized officer on this         day of                     .

TIGER MEDIA, INC.

By:
Name:	Peter Tan
Title:	Chief Executive Officer

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CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

TIGER MEDIA, INC.

Pursuant to Section 151 if the General Corporation Law of the State of Delaware, it is hereby certified that:

WHEREAS, the name of the Company (hereinafter called the “Company”) is Tiger Media, Inc., a Delaware corporation.

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of 100 Million (100,000,000) shares of preferred stock, $0.0001 par value per share, and expressly authorizes the Board of Directors of the Company to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

WHEREAS, the Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that that the Board of Directors deems it advisable to, and hereby does, designate a Series A Non-Voting Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series A Non-Voting Convertible Preferred Stock as follows, in addition to any set forth in the Certificate of Incorporation:

B. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time exercisable for, convertible into, or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means Tiger Media, Inc., a Delaware corporation.

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“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean any owner of shares of the Preferred Stock.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Qualified Sale” means the bona fide, arms’ length sale of Preferred Stock to a non-Affiliate of either the Holder or the Company. For avoidance of doubt, an executed copy of Form 144 with evidence of transmission to the Securities and Exchange Commission disclosing the proposed sale of Common Stock, a written communication from a broker-dealer that a holder of Preferred Stock has placed a sell order for shares of Common Stock issuable upon conversion of Preferred Stock, or an executed copy of a stock purchase agreement with a non-Affiliate of either the Holder or the Company shall be deemed to evidence a Qualified Sale.

C. Designation and Amount. The series of preferred stock designated by this Certificate of Designation shall be designated as the Company’s Series A Non-Voting Convertible Preferred Stock (the “Preferred Stock”), with Forty-Six Million (46,000,000) shares designated as Series A Non-Voting Convertible Preferred Stock.

D. Dividends. Each holder of Preferred Stock shall be entitled to receive, on a pari passu basis, dividends payable, subject to the conditions and other terms hereof, out of any funds of the Company legally available when and at the time for declaration of dividends by the Company, at the same time any dividends or other distributions will be paid or declared and set apart for payment on any shares of Common Stock on the basis of the largest number of whole shares of Common Stock into which such holder’s shares of Preferred Stock could be converted pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them).

E. Voting Rights. Except as required by law or as specifically provided herein, the holders of Preferred Stock shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

F. Liquidation. Upon any Liquidation, distributions to the stockholders of the Company shall be distributed among the holders of Common Stock, Preferred Stock and any other class or series of Preferred Stock entitled to participate with the Common Stock in a liquidating distribution, pro rata in proportion to the shares of Common Stock then held by them and the maximum number of shares of Common Stock which they would have the right to acquire upon conversion of shares of Preferred Stock held by them pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them). Written notice of any liquidation, dissolution or

5

winding up of the Company, stating the payment date, the amount of any liquidating distribution and the place where said liquidating distribution shall be payable, shall be given to the holders of record of Preferred Stock not less than ten (10) days prior to the consummation of such liquidation, dissolution or winding up, in accordance with the provisions of Section 8(a). A Fundamental Transaction shall not be deemed a Liquidation.

G. Conversion Upon Qualified Sale.

11. Conversions Upon a Qualified Sale by Holder. Subject to the provisions of this Section 6, each share of Preferred Stock shall automatically convert into Common Stock immediately prior to the closing of a Qualified Sale of such share without any further action on the part of the Company or the Holder. The date of such closing of such a Qualified Sale is referred to herein as the “Conversion Date.”

12. Conversion Ratio. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the product obtained by multiplying each such share of Preferred Stock being converted by one (subject to adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification or other similar event, the “Conversion Ratio”).

13. Mechanics of Conversion

ii. Delivery of Certificate Upon Conversion. As soon as practicable after each Conversion Date, upon receipt of sale documentation satisfactory to the Company in its sole discretion, the Company shall deliver, or cause to be delivered, to the purchaser in the Qualified Sale a certificate or certificates, which will contain appropriate restrictive legends and trading restrictions, representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock by such Purchaser. Upon written request of such purchaser, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If some but not all of the shares of Preferred Stock represented by a certificate surrendered by such converting Holder are converted, a new certificate or certificates representing the number of shares of Preferred Stock which were not so converted shall be delivered to such Holder as promptly as practicable. If any shares of Common Stock to be issued upon conversion of Preferred Stock pursuant to this section are not sold within thirty (30) days after the delivery to the Company of any notice of a proposed Qualified Sale, such shares shall ipso facto be deemed to have been converted back into Preferred Stock.

iii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iv. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the average closing price per share of Common Stock on the NYSE MKT, or any other trading market or exchange on which the Common Stock may then trade, for the ten-day period ending on the day prior to such Conversion Date, or round up to the next whole share.

v. Transfer Taxes. Any transfer, documentary stamp or similar taxes arising on account of a conversion of any shares of Preferred Stock shall be responsibility of and paid by the Holder. Furthermore, the

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Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion. The Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

14. Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

H. Certain Adjustments.

11. Stock Dividends and Stock Splits. If the Company, at any time while the Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator will be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision or combination.

12. Fundamental Transaction. If, at any time while the Preferred Stock is outstanding, (i) (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, and (ii) such event does not constitute a Qualified Sale resulting in automatic conversion pursuant to Section 6(a) (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (assuming the full conversion of all shares of Preferred Stock then held by them), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

13. Calculations. All calculations under this Section 7 will be made to the nearest share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and

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outstanding as of a given date will be the number of shares of Common Stock (excluding any treasury shares of the Company) actually issued and outstanding.

14. Notice to the Holders. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

I. Miscellaneous.

11. Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address of its principal office or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

12. Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate, if any, becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company and any of additional documentation the transfer agent of the Company may require.

13. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of Wilmington, Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

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14. Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

15. Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

16. Status of Converted Preferred Stock. If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock.

17. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times in good faith carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

Amendment. The terms of this Certificate of Designation shall not be amended except with the consent of the Holders of a majority of the outstanding Preferred Stock voting as one class

[Signature on next page.]

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IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this [        ] day of [                    ], 2015.

Name: Peter Tan Title: Chief Executive Officer

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Annex C

BYLAWS

TIGER MEDIA, INC.

ARTICLE ONE

OFFICES

1.01. Registered Office. The registered office of the Corporation shall be fixed in the certificate of incorporation.

1.02. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the board of directors may from time to time determine or the business of the Corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

2.01. Annual Meetings. An annual meeting of stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held at such time and place, if any, either within or without the State of Delaware, as may be determined by the board of directors.

2.02. Special Meetings. The chairman of the board, the president, or a majority of the members of the board of directors by written request shall have the power to call a special meeting of stockholders at any time. Special meetings of stockholders may not be called by any other person.

2.03. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and time of the meeting (and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting), the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Business transacted at any special meeting shall be limited to the purposes stated in the notice to stockholders.

2.04. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote at the meeting is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.04 or to vote in person or by proxy at any meeting of stockholders.

2.05. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

2.06. Organization; Chairman and Secretary. The first mentioned of the following officers who is present at a meeting of stockholders shall be chosen as chairman to preside over the meeting: president, chairman of the board, or a vice-president. If no such officer is present at the meeting, a chairman of the meeting shall be chosen by the holders of a majority in voting power of the stock entitled to vote thereat, present in person or by proxy. The secretary, or in his or her absence, an assistant secretary, or in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

2.07. Inspector of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may (unless otherwise required by applicable law) be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.08. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The board of directors may adopt by resolution such rules and regulations for the conduct of

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the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairman of the meeting shall have the right and authority to convene the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the chairman should so determine, shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

2.09. Quorum. A quorum for the transaction of business at any meeting of stockholders shall be at least a majority of the shares entitled to vote at the meeting, present in person or represented by proxy. If a quorum is present at the opening of any meeting of stockholders, the stockholder or stockholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a reasonable time thereafter as the stockholders may determine, the stockholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

2.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

2.11. Right to Vote; Voting. Except as otherwise provided by the certificate of incorporation or applicable law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. At any meeting of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon. Voting at meetings of stockholders need not be by written ballot.

2.12. Adjournment. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof (and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

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2.13. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the board of directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof or (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.13.

(2) For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.13, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy

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statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this paragraph (A) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to business or a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal or make a nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.13 to the contrary, in the event that the number of directors to be elected to the board of directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 2.13 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.13 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the board of directors or any committee thereof or (2) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.13. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice described by paragraph (A)(2) of this Section 2.13 shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The foregoing notice requirements of this paragraph (B) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to a nomination if the stockholder has notified the Corporation of his, her or its intention to present a nomination at such special meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) General. (1) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this

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Section 2.13 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.13. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(2)(c)(vi) of this Section 2.13) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.13, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.13, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.13, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 2.13, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.13; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.13 (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this Section 2.13 shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the penultimate sentences of paragraphs (A)(2) and (B) hereof, business or nominations brought properly under and in compliance with Rule 14a-8 or Rule 14a-11 of the Exchange Act, as such Rules may be amended from time to time). Nothing in this Section 2.13 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the certificate of incorporation.

ARTICLE THREE

DIRECTORS

3.01. Board of Directors; Number. The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. Unless otherwise provided by the certificate of incorporation, the number of directors constituting the whole board of directors shall be determined from time to time by the board of directors.

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3.02. Qualification. No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court of the State of Delaware or any other court of competent jurisdiction; if he is not a natural person; or if he, at the time of the proposed election, has the status of a bankrupt. A director need not be a stockholder.

3.03. Election and Term. The election of directors shall take place at each annual meeting of stockholders. Each director shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

3.04. Removal of Directors. Subject to the certificate of incorporation and applicable law, any director may be removed from office, with or without cause, by the stockholders, and the vacancy created by such removal may be filled by the election of any qualified individual at the same meeting, failing which it may be filled by a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director.

3.05. Vacancies. Subject to the certificate of incorporation, these bylaws and applicable law, a majority of the directors in office, even if less than a quorum, or a sole remaining director may appoint a qualified individual to fill a vacancy in the board of directors, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is duly elected and qualified.

3.06. Place of Meetings. Meetings of the board of directors may be held at any place within or outside Delaware.

3.07. Calling of Meetings. Meetings of the board of directors shall be held from time to time at such time and at such place, if any, as determined by the board of directors, the chairman of the board, the president or the secretary, or upon the request in writing of any two directors.

3.08. Notice of Meeting. Notice of the time and place of each meeting of the board of directors shall be given to each director in accordance with Section 8.01 of these bylaws not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, (i) provided a quorum of directors is present, each newly elected board of directors may without notice hold its first meeting immediately following the meeting of stockholders at which such board of directors is elected and (ii) the board of directors may appoint a day or days in any month or months for regular meetings of the board of directors at a place and hour to be named and, so long as a copy of any resolution of the board of directors fixing the place and time of such regular meetings shall be sent to each director promptly after being passed, no other notice shall be required for any such regular meeting.

3.09. Quorum; Vote Required for Action. The quorum for the transaction of business at any meeting of the board of directors shall be a majority of the total number of directors or such greater number or proportion of directors as the board of directors may from time to time determine. Unless otherwise provided by the certificate of incorporation or applicable law, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

3.10. Meeting by Telephone. Directors may participate in a meeting of the board of directors (or a committee thereof) by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.11. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or

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such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board of directors or committee in accordance with applicable law.

3.12. Chairman. The chairman of any meeting of the board of directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board or president (if a director). If either of the foregoing is not present, the directors present at the meeting shall choose one of their number to act as chairman of the meeting.

3.13. Conflict of Interest. A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the General Corporation Law of the State of Delaware.

3.14. Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board of directors may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FOUR

COMMITTEES

4.01. Committees of the Board. The board of directors may appoint from their number one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any absent or disqualified member.

4.02. Transaction of Business. Unless the board of directors otherwise provides, each committee designated by the board of directors may make, alter and repeal rules for the conduct of its business, provided that no committee shall fix its quorum at less than a majority of the members. In the absence of such rules, each committee shall conduct its business in the same manner as the board of directors conducts its business pursuant to Article Three of these bylaws.

4.03. Audit Committee. The board of directors shall select annually from among its ranks an audit committee to be composed of not fewer than three directors none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided by resolution of the board of directors.

ARTICLE FIVE

OFFICERS

5.01. Appointment. The board of directors may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such

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other officers as the board of directors may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board of directors may specify the duties of and, in accordance with these bylaws and subject to the General Corporation Law of the State of Delaware, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.02, an officer may but need not be a director.

5.02. Chairman of the Board. The board of directors may from time to time appoint a chairman of the board who shall be a director. If appointed, the board of directors may assign to the chairman of the board any of the powers and duties that are by any provisions of these bylaws assigned to the president; and the chairman of the board shall have such other powers and duties as the board of directors may specify.

5.03. President. The president shall be the chief executive officer and, subject to the authority of the board of directors, shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board of directors may specify.

5.04. Secretary. Unless otherwise determined by the board of directors, the secretary shall be the secretary of all meetings of the board of directors, stockholders and committees of the board of directors that the secretary attends. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board of directors, stockholders and committees of the board of directors, whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to stockholders, directors, officers, auditors and members of committees of the board of directors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as otherwise may be specified.

5.05. Treasurer. The treasurer shall keep proper accounting records in compliance with applicable law and any regulation or rules applicable to the Corporation or its securities, including any regulation or rules of the stock exchange upon which the securities of the Corporation are listed and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render to the board of directors whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as otherwise may be specified.

5.06. Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board of directors or (except for those whose powers and duties are to be specified only by the board of directors) the president may specify. The board of directors and (except as aforesaid) the president may, from time to time and subject to the provisions of the General Corporation Law of the State of Delaware, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board of directors or the president otherwise directs.

5.07. Removal; Term of Office. The board of directors, in its discretion, may remove any officer of the Corporation. Each officer appointed by the board of directors shall hold office until his successor is appointed or until his earlier resignation or removal.

5.08. Conflict of Interest. An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation.

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ARTICLE SIX

INDEMNIFICATION AND ADVANCEMENT

6.01. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.03, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors.

6.02. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article Six or otherwise.

6.03. Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Article Six is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6.04. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article Six shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6.05. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

6.06. Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

6.07. Other Indemnification and Advancement of Expenses. This Article Six shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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ARTICLE SEVEN

STOCK CERTIFICATES

7.01. Certificates; Uncertificated Stock. The shares of the Corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the chairman of the board, if any, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

7.02. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

7.03. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the secretary or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.

7.04. Addresses of Stockholders. Each stockholder shall designate to the secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.

7.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE EIGHT

NOTICES

8.01. Method of Giving Notices. Any notice to be given pursuant to the General Corporation Law of the State of Delaware, the certificate of incorporation, these bylaws or otherwise to a stockholder or director may be provided in person, in writing or by electronic transmission. A notice so delivered shall be deemed to have been received when it is delivered personally and a notice so mailed shall be deemed to have been received when it is

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deposited in the United States mail, postage prepaid and directed to the stockholder or director at such person’s address as it appears on the records of the Corporation. Any notice to stockholders given by electronic transmission shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

8.02. Notice to Joint Stockholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

8.03. Waiver of Notice. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

ARTICLE NINE

MISCELLANEOUS

9.01. Corporate Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the board of directors.

9.02. Fiscal Year. The fiscal year of the Corporation shall end on such day in each year as determined from time to time by the board of directors.

9.03. Stockholder Claims. In the event that (i) any current or prior stockholder of the Corporation or anyone on such stockholder’s behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Corporation or any one or more of its directors, officers or employees, and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation and all such directors, officers, or employees for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) (collectively, “Litigation Costs”) that the parties may incur in connection with such Claim. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. Any person or entity purchasing or otherwise

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acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.03.

9.04. Power to Amend. The power to adopt, amend and repeal the Bylaws shall be as provided in the certificate of incorporation.

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LETTERHEAD OF CASSEL SALPETER & CO., LLC

Annex D

December 12, 2014

Tiger Media, Inc.

Room 450, East Office Tower, Shanghai Centre, No. 1376 Nan Jing W. Road

Jing’an District, Shanghai

China 200040

Attention: The Board of Directors

Members of the Board of Directors:

We understand that Tiger Media, Inc. (the “Company”) intends to enter into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) by and among The Best One, Inc. (the “Target”), the Company, TBO Acquisition, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), and Derek Dubner, solely in his capacity as representative under the Merger Agreement, pursuant to which, among other things (i) the Target will merge (the “Merger”) with and into Merger Sub, (ii) Merger Sub will continue as the surviving company, (iii) the outstanding shares of common stock, no par value (“Target Common Stock”), of the Target will be converted into the right to receive, in the aggregate, a number of shares (the “Target Common Consideration”) of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company, (iv) the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 (“Target Series A Preferred Stock”), of the Target will be converted into the right to receive, in the aggregate (A) a number of shares (the “Target Series A Closing Consideration”) of Series A Convertible Preferred Stock, par value $0.0001 per share (“Company Series A Preferred Stock”), of the Company and (B) additional shares of Company Series A Preferred Stock (the “Target Series A Contingent Consideration” and, together with the Target Series A Closing Consideration, the “Target Series A Consideration” and the Target Series A Consideration, together with the Target Common Consideration, the “Consideration”), subject to the terms and conditions of, and issuable at the times and in the quantities as provided by, the Merger Agreement. We in addition understand that the Merger Agreement provides for, prior to the Merger, the domestication of the Company as a corporation pursuant to Section 388 of the Delaware General Corporation Law, and under the Law of the Cayman Islands, the registration of the Company by way of continuation in the State of Delaware and the de-registration of the Company as an exempted company in the Cayman Islands (collectively, the “Domestication” and, together with the Merger, the “Transaction”).

You have requested that Cassel Salpeter & Co., LLC (“CS”) render an opinion (this “Opinion”) to the Board of Directors of the Company (the “Board”) as to whether, as of the date of this Opinion, the Consideration to be issued by the Company in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Company. You have advised us that the Company Series A Preferred Stock is convertible, under certain circumstances, into Company Common Stock on a one for one basis. We have, at your direction, relied upon and assumed for purposes of our analyses and this Opinion that each share of Company Series A Preferred Stock and each share of Company Common Stock is equivalent and has the same value. You have also advised us, and we have also relied upon and assumed, at your direction, for purposes of our analyses and this Opinion that the number of shares comprising the Target Common Consideration, the Target Series A Closing Consideration and the Target Series A Contingent Consideration will be 24,994,643 shares of Company Common Stock, 31,503,750 shares of Company Series A Preferred Stock, and 13,501,607 shares of Company Series A Preferred Stock, respectively.

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft, dated December 11, 2014, of the Merger Agreement.

•	Reviewed certain publicly available financial information and other data with respect to the Company and the Target that we deemed relevant.

The Board of Directors

Tiger Media, Inc.

December 12, 2014

•	Reviewed certain other information and data with respect to the Target made available to us by the Target, including unaudited historical financial statements (collectively the “Target Financial Information”) and financial projections with respect to the future financial performance of the Target for the three months ending December 31, 2014 and the three years ending December 31, 2017 prepared by the management of the Target (the “Target Projections”), and other internal financial information furnished to us by or on behalf of the Target.

•	Reviewed certain other information and data with respect to the Company made available to us by the Company, including historical financial statements and financial projections with respect to the future financial performance of the Company for the three months ending December 31, 2014 and the three years ending December 31, 2017 prepared by the management of the Company (the “Company Projections”), and other internal financial information furnished to us by or on behalf of the Company.

•	Considered and compared the financial and operating performance of the Target and the Company with that of companies with publicly traded equity securities that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•	Discussed the business, operations, and prospects of the Target, the Company and the proposed Transaction with the Company’s and the Target’s management and certain of the Company’s and the Target’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Consideration to be issued by the Company in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Company. It does not address any other terms, aspects, or implications of the Transaction or the Merger Agreement, including, without limitation, (i) the Domestication, (ii) any term or aspect of the Transaction that is not susceptible to financial analysis, (iii) the fairness of the Transaction or all or any portion of the Consideration, to any security holders of the Company, the Target or any other person or any creditors or other constituencies of the Company, the Target or any other person, including, without limitation, the allocation of the Consideration as between the Target Common Stock or Target Series A Preferred Stock, (iv) the appropriate capital structure of the Company, including, without limitation, whether the Company should be issuing Company Common Stock or Company Series A Preferred Stock, or a combination of both, or whether the Company should be issuing debt or equity securities, or a combination of both, (v) the fairness of the Target Common Consideration relative to the fairness of the Target Series A Preferred Consideration, nor (vi) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration to be issued by the Company in the Merger pursuant to the Merger Agreement, or otherwise. We are not expressing any opinion as to what the value of shares of Company Common Stock or Company Series A Preferred Stock actually will be when issued to the holders of Target Common Stock and Target Series A Preferred Stock, respectively, in the Merger, or the prices at which Target Common Stock, Target Series A Preferred Stock, Company Common Stock or Company Series A Preferred Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Transaction as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Board or the Company to engage in or consummate the Transaction. The financial and other terms of the Transaction were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from us.

The Board of Directors

Tiger Media, Inc.

December 12, 2014

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company’s and the Target’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of the Company and the Target as to the Target’s existing and future technology, products, services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We are not legal, tax, accounting, environmental or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental or regulatory matters relating to the Company, the Target, the Transaction or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory and other professionals.

The Target has advised us that the financial statements included in the Target Financial Information for the eight months ended August 31, 2014 (the “Draft Interim Financial Statements”) are in draft form, have not been finalized and remain subject to change and that the Target Financial Information has not been audited and has been prepared under accounting principles generally accepted in the United States (“U.S. GAAP”). The Target has also advised us that the Target Projections have not been prepared under U.S. GAAP. As you are aware, management of the Target has not provided, and CS has not assessed, the impact of the Target Projections having not been prepared in accordance with U.S. GAAP.

The Target has advised us and we have assumed that the Target Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Target with respect to the future financial performance of the Target. The Company has advised us and we have assumed that the Company Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company. We express no view or opinion with respect to the Target Projections, the Company Projections or the assumptions on which they are based. The Company has advised us and we have assumed, without undertaking any responsibility for the independent verification thereof, that the Target Projections, the Company Projections and the assumptions on which they are based are a reasonable basis on which to evaluate the Target, the Company and the proposed Merger and, at the Company’s direction, we have used and relied upon the Target Projections and the Company Projections for purposes of our analyses and this Opinion. Without limiting the generality of the foregoing, the Company in addition has directed us to assume that had the Financial Information been audited, had the Draft Interim Financial Statements been finalized and had the Target Projections been prepared in accordance with U.S. GAAP, none of such Financial Information, Draft Interim Financial Statements or Target Projections would be different in any way material to our financial analyses or this Opinion.

We have not evaluated the solvency or creditworthiness of the Company, the Target or any other party to the Transaction, the fair value of the Company, the Target or any of their respective assets or liabilities, or whether the Company, the Target or any other party to the Transaction is paying or receiving reasonably equivalent value in the Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, the Target or any other party to the Transaction to pay its obligations when they come due. We have not physically inspected the Company’s or the Target’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or the Target’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company or the Target have

The Board of Directors

Tiger Media, Inc.

December 12, 2014

good title to their respective assets. CS’s role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Board, the Company, or any other party.

We have assumed, with your consent, that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transaction, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, the Target or the Transaction. We also have assumed, with your consent, that the final executed forms of the Merger Agreement will not differ in any material respect from the draft thereof that we have reviewed and that the Transaction will be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Transaction set forth in the Merger Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes, the Merger will qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analyses and this Opinion are necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Merger. This Opinion is not intended to and does not constitute advice or a recommendation to any of the holders of Company Common Stock or any other security holders as to how such holder should vote or act with respect to any matter relating to the Transaction or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to the Company or any other party to the Merger Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. CS has in the past provided and is currently providing investment banking, financial advisory and other financial services to certain affiliates of the Company for which CS has received, and would expect to receive, compensation, including, during the past two years, having acted as financial advisor to certain affiliates of the Company in connection with certain business combinations or other transactions. CS may provide investment banking, financial advisory and other financial services to the Company, other participants in the Transaction or certain of their respective affiliates in the future, for which CS may receive compensation. In accordance with our policies and procedures, a fairness committee of CS was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Consideration to be issued by the Company in Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

Annex E

LOCK-UP AGREEMENT

Tiger Media, Inc.

4400 Biscayne Blvd.

15th Floor

Miami, FL 33137

Ladies and Gentlemen:

Reference is made to that certain Merger Agreement and Plan of Reorganization, dated as of [            ], 2015 (the “Merger Agreement”), by and among Tiger Media, Inc. (“Company”), TBO Acquisition, LLC, The Best One, Inc. (“TBO”) and the other parties thereto. The execution and delivery of this Agreement by the undersigned is a condition to the closing of the Merger Agreement.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned is entering into this agreement (this “Lock-Up Letter Agreement”) and hereby agrees that for a period of one year after the date hereof, unless earlier terminated in accordance with the terms hereof (the “Lock-Up Period”), the undersigned will not, directly or indirectly:

(1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock, par value $0.0001 (“Common Stock”), of Tiger Media, Inc. (“Company”), or any other securities of the Company convertible into or exercisable or exchangeable for any shares of such Common Stock which are owned as of the date of this Lock-Up Letter Agreement (collectively, the “Shares”), including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Shares that may be issued upon exercise of any options or warrants, or securities convertible into or exercisable or exchangeable for Shares;

(2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise;

(3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or any other securities of the Company; or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions on the actions set forth in sections (1) through (4) above shall not apply to: (a) transfers of Shares as a bona fide gift; (b) transfers of Shares to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (c) transfers of Shares to any beneficiary of the undersigned pursuant to a will, trust instrument or other testamentary document or applicable laws of descent; (d) transfers of Shares to the Company; or (e) transfers of Shares to any entity directly or indirectly controlled by or under common control with the undersigned; provided that, in the case of any transfer or distribution pursuant to clause (a), (b), (c) or (e) above, each donee, distributee or transferee shall sign and deliver to the Company, prior to such transfer, a lock-up agreement substantially in the form of this Lock-Up Letter Agreement. For purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

In furtherance of the foregoing, the Company and its transfer agent on its behalf are hereby authorized (i) to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement and (ii) to imprint on any certificate representing Shares a legend describing the restrictions contained herein.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

For the avoidance of doubt, nothing herein shall be understood to prevent the undersigned from taking any of the actions described in sections (1) through (4) above with respect to any shares of Common Stock or other securities of the Company acquired by the undersigned through open market purchases consummated after the date of this Lock-Up Letter Agreement.

If the Company agrees to enter into any agreement with any other person or entity (or effects a waiver with the same effect) who agreed to enter into a lock-up letter agreement with substantially the same terms as this Lock-Up Letter Agreement to permit such holder to sell Shares prior to the end of the Lock-Up Period, which sale would otherwise be restricted by this Lock-Up Letter Agreement, the Company shall enter into a similar agreement with (or provide a similar waiver to) the undersigned to provide for the release of a proportionate number of Shares.

[Signature page follows]

Other than as set forth above, this Lock-Up Letter Agreement shall terminate upon the end of the Lock-Up Period. This Lock-Up Letter Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware.

Very truly yours,

By:
Name:
Title:

Dated:

Annex F

BUSINESS CONSULTING SERVICES AGREEMENT

This Business Consulting Services Agreement (the “Agreement”) is entered into effective as of October 13, 2014 (the “Effective Date”) by and between The Best One, Inc., a Florida corporation (the “Company”) and Marlin Capital Investments, LLC, a Florida limited liability company (the “Consultant”). Each of the Company and the Consultant are hereinafter a “Party” and collectively the “Parties.”

WHEREAS, the Company desires to retain the services of the Consultant and the Consultant is desirous and willing to accept such service arrangement and render such services, all upon and subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Consultant agree as follows:

1. Engagement. The Company hereby engages and retains the Consultant and the Consultant hereby agrees to render services upon the terms and conditions hereinafter set forth.

2. Term. This Agreement shall be for a term commencing on the Effective Date and terminating four years after the Effective Date (the “Term”), unless sooner terminated in accordance with the provisions of Section 6.

3. Services. During the Term, the Consultant shall act as a strategic advisor to the Company providing recommendations on organizational structure, capital structure, future financing needs, future acquisitions or strategic transactions, including but not limited to the possible merger with Tiger Media, Inc. (“Tiger”) or a subsidiary thereof (the “Merger”), marketing and general business strategy (the “Services”). The Consultant shall devote up to 30 hours per month. The Consultant shall use its best efforts to perform the Services pursuant to this Agreement competently, carefully, faithfully and shall devote sufficient time and energies necessary to perform the Services. The Consultant’s Services shall be performed on a non-exclusive basis.

4. Compensation/Expenses.

(a) Equity Compensation. Upon execution of a definitive Merger Agreement or Share Exchange Agreement with Tiger and/or a subsidiary thereof, the Consultant shall be issued 10,000,000 Restricted Stock Units (“RSUs”), which shall vest in four (4) equal, annual increments beginning October 13, 2015 and ending on October 13, 2018, provided that one of the Milestones (as hereinafter defined) has been achieved on or before such date, and subject to the Consultant providing services on each applicable vesting date. Upon the achievement of any Milestone, any RSU that would have been previously vested based solely upon the time vesting schedule set forth in this Section 4(a) shall vest, and all remaining RSUs shall continue to vest in accordance with the time vesting schedule set forth in this section. As used herein, “Milestone” means:

•	the Company generating $15 million in revenues over any 12 month period; or

•	the Company generating $10 million in revenues over any 12 month period and the Company generating positive earnings before interest, taxes, depreciation and amortization (with all stock based compensation not included as an expense) for such 12 month period.

Provided, however, all unvested RSUs shall immediately vest upon the occurrence of any of the following events:

•	a Change of Control of the Company. Change of Control means, with respect to any entity, each of a change in the majority ownership or voting control of such entity, or in the ownership of substantially all of the assets (within the meaning of Treasury Regulation Section 1.409A-3(i)(5), as may be amended from time to time) of such entity, provided, however, that the Merger shall not be deemed to be Change of Control of the Company;

•	termination of this Agreement by the Company, except for a termination for Cause (and provided that an expiration of this Agreement under Section 2 shall not be deemed a termination for purposes of this subsection); or

•	termination of this Agreement by Consultant under Section 6(b) of this Agreement.

In determining whether the Milestones have been achieved, the Parties agree that U.S. Generally Accepted Accounting Principles (or other policy then required by the Securities and Exchange Commission) shall be used and applied on a basis consistent with past practices. Further if the Merger is completed, the revenues of Tiger, as well as those of any entity that either the Company or Tiger has acquired or acquires, shall be included.

In the event that the Consultant terminates this Agreement other than pursuant to Section 6(b), or the Company terminates Consultant for Cause, all RSUs that have not vested as of the date of such termination shall immediately be forfeited and Consultant shall have no further rights to the common stock underlying such RSUs.

Termination of this Agreement shall not affect the Company’s obligation to deliver vested shares as provided in the next sentence. The shares of common stock deliverable as part of the RSUs shall be delivered on the earlier of (i) October 13, 2018, (ii) termination of this Agreement or (iii) a Change of Control of the Company (or of Tiger, after the completion of the Merger), provided such Change in Control constitutes a “change in ownership or effective control” of the Company as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). For purposes of this paragraph, a “termination of this Agreement” shall mean Consultant’s “separation from service” as defined in Section 409A from the Company and all entities with whom the Company would be treated as a single employer for purposes of Section 409A. Notwithstanding the above, in the event that the distribution of common stock is treated as deliverable to a “specified employee” (as described in Section 409A), then no such distribution shall be made before six months after the “separation from service” (as described in Section 409A).

(b) Expenses. In addition to any compensation received under this Section 4, the Company shall reimburse the Consultant for all reasonable travel, lodging, meals, and other prior approved out-of-pocket expenses incurred or paid by the Consultant in connection with the performance of its Services under this Agreement; provided, however, any such expenses over $1,000 shall be approved by the Company in writing in advance. All other expenditures shall be the sole responsibility of the Consultant.

(c) Tiger Merger. The Company agrees it shall not close the Merger unless the Merger Agreement provides for or Tiger otherwise agrees to assume the RSUs granted pursuant to this Agreement so that the Consultant shall be entitled to receive 10,000,000 shares of Tiger common stock, subject to adjustment for stock splits and dividends, combinations and similar events, on the same terms and conditions set forth in this Agreement. At the request of the Consultant, all or a part of the shares to be issued pursuant to the RSUs may be issued as Tiger preferred stock with a 4.99% beneficial ownership limitation and convertible into the same number of shares of common stock.

5. Independent Contractor Relationship; Service on Board of Directors.

(a) The Consultant acknowledges that it is an independent contractor and that no employee of the Consultant shall be considered an employee of the Company. The Consultant acknowledges that it is not the legal representative or agent of the Company, nor does it have the power to obligate the Company, for any purpose other than specifically provided in this Agreement.

(b) The Company shall carry no worker’s compensation insurance or any health or accident insurance to cover the Consultant or his employees (if any). The Company shall not pay contributions to social security, unemployment insurance, federal or state withholding taxes, nor provide any other contributions or benefits, which might be expected in an employer-employee relationship. Neither the Consultant nor his employees (if any) shall be entitled to medical coverage, life insurance or to participation in any current or future Company pension plan.

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(c) The Company acknowledges that the controlling persons of the Consultant are founders of and serve on the Board of Directors of the Company.

6. Termination.

(a) Either party may terminate this Agreement on 30 days prior written notice after completion of the Merger.

(b) In the event of a material default under this Agreement by the Company, the Consultant may terminate this Agreement if such default is not cured within 30 days following delivery of written notice specifying and detailing the default complained of and demanding its cure.

(c) The Company or any successor may terminate this Agreement immediately for Cause (subject to any applicable notice and cure periods set forth below, if applicable). As used herein, “Cause” means any of the following acts or omissions, taken or omitted by Consultant or any member or employee thereof providing Services hereunder:

•	material breach of any obligations under this Agreement or of Company policies, if such breach is not cured within 30 days following delivery of written notice specifying and detailing the breach complained of and demanding its cure.

•	failure to substantially perform Services hereunder for any reason, including due to death or incapacity;

•	an act of fraud, embezzlement, or theft relating to the Company which has caused material harm to the Company, or any conviction of a felony relating to the Company during the Term or any felony which materially interferes with his ability to perform Services hereunder, and in either case the time to appeal from such conviction has expired it being understood that as long as an appeal is pending Cause does not exist; or

•	disclosure of the Company’s Confidential Information contrary to Company’s policies or in violation of this Agreement.

As used in this definition, “Company” shall mean both the Company and Tiger after the closing of the Merger.

For purposes herein, “incapacity” shall mean if, during the term of this Agreement, Michael Brauser contracts an illness, physical or mental, or an injury which, in the reasonable determination by an independent physician agreed upon by Michael Brauser (or his guardian or personal representative, if applicable) and the Company, prevents him from performing the Services for 120 days or longer. The date on which such incapacity begins shall be determined by such physician. For purposes of determining the number of days of incapacity, intervening Saturdays, Sundays and legal holidays shall be counted.

(d) Upon termination of this Agreement, the Company shall reimburse the Consultant for any reasonable expenses previously incurred for which the Consultant had not been reimbursed prior to the effective date of termination, provided that the requirements of Section 4(b) have been satisfied. Any and all other rights granted to the Consultant under this Agreement shall terminate as of the date of such termination.

7. Non-Disclosure of Confidential Information.

(a) Confidential Information. Confidential Information includes, but is not limited to, trade secrets as defined by the common law and statutes in Florida or any future Florida statute, processes, policies, procedures, techniques including recruiting techniques, designs, drawings, know-how, show-how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing and uses of the Company’s products and services, the Company’s budgets and strategic

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plans, databases, data, all technology relating to the Company’s businesses, systems, methods of operation, information, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, names, home addresses and all telephone numbers and e-mail addresses of the Company’s employees, former employees, clients and former clients. For purposes of this Agreement, the following will not constitute Confidential Information (i) information which is or subsequently becomes generally available to the public through no act or omission of the Consultant, (ii) information set forth in the written records of the Consultant prior to disclosure to the Consultant by or on behalf of the Company, which information is given to the Company in writing as of or prior to the date of this Agreement, and (iii) information which is lawfully obtained by the Consultant in writing from a third party (excluding any affiliates of the Consultant) who was legally entitled to disclose the information.

(b) Legitimate Business Interests. The Consultant recognizes that the Company has legitimate business interests to protect and as a consequence, the Consultant agrees to the restrictions contained in this Agreement because they further the Company’s legitimate business interests. These legitimate business interests include, but are not limited to (i) trade secrets and valuable confidential business or professional information that otherwise does not qualify as trade secrets, including all Confidential Information; (ii) substantial relationships with specific prospective or existing customers; (iii) goodwill associated with the Company’s business; and (iv) specialized training relating to the Company’s business, technology, methods and procedures.

(c) Confidentiality. The Confidential Information shall be held by the Consultant in the strictest confidence and shall not, without the prior written consent of the Company, be disclosed to any person other than in connection with the Consultant’s Services to the Company. The Consultant further acknowledges that such Confidential Information as is acquired and used by the Company is a special, valuable and unique asset. The Consultant shall exercise all due and diligence precautions to protect the integrity of the Company’s Confidential Information and to keep it confidential whether it is in written form, on electronic media or oral. The Consultant shall not copy any Confidential Information except to the extent necessary to perform its Services hereunder nor remove any Confidential Information or copies thereof from the Company’s premises except to the extent necessary to provide its Services and then only with the authorization of an officer of the Company. All records, files, materials and other Confidential Information obtained by the Consultant in the course of its Services to the Company are confidential and proprietary and shall remain the exclusive property of the Company. The Consultant shall not, except in connection with and as required by its performance of the Services under this Agreement, for any reason use for his own benefit or the benefit of any person or entity with which he may be associated or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior written consent of an officer of the Company.

(d) Prior Approval. Neither Party shall issue any public statements or press release concerning this Agreement or the Parties’ relationship without the other Party’s prior approval unless otherwise required by law.

8. Equitable Relief. The Company and the Consultant recognize that the Services to be rendered under this Agreement by the Consultant are special, unique and of extraordinary character, and that in the event of a breach or threatened breach by the Consultant of the terms and conditions of this Agreement including any action in violation of Section 7, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction to enjoin the Consultant from breaching the provisions of Section 7. In such action, the Company shall not be required to plead or prove irreparable harm or lack of an adequate remedy at law or post a bond or any security.

9. Survival. Sections 7 through 18 shall survive termination of this Agreement.

10. Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company. This Agreement may not be assigned by the Consultant without the prior written consent of the Company and any attempt to do so shall be void.

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11. Severability. If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the Parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provisions were not included. If any restriction set forth in this Agreement is deemed unreasonable in scope, it is the Parties’ intent that it shall be construed in such a manner as to impose only those restrictions that are reasonable in light of the circumstances and as are necessary to assure the Company the benefits of this Agreement.

12. Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar overnight delivery, or electronically delivered, as follows:

If to the Company:	The Best One, Inc. 4400 Biscayne Blvd., Ste. 850 Miami, Florida 33137 Attention: Derek Dubner, CEO Email: derek@id-info.com

With a copy to:	Nason, Yeager, Gerson, White & Lioce, P.A. 1645 Palm Beach Lakes Blvd., Suite 1200 West Palm Beach, FL 33401 Attention: Michael D. Harris, Esq. Email:mharris@nasonyeager.com

If to the Consultant:	4400 Biscayne Blvd., Ste. 850 Miami, Florida 33137 Attention: Michael Brauser Email: mike@marlincapital.com or to such other address as either of them, by notice to the other may designate from time to time. Time shall be counted to, or from, as the case maybe, the delivery in person or by mailing.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument The execution of this Agreement may be by actual, facsimile or pdf signature.

14. Governing Law. All claims relating to or arising out of this Agreement, or the breach thereof, whether sounding in contract, tort, or otherwise, shall also be governed by the laws of the State of Florida without regard to choice of law considerations.

15. Exclusive Jurisdiction and Venue. Any action brought by either party against the other concerning the transactions contemplated by or arising under this Agreement shall be brought only in the state or federal courts of Florida and venue shall be in the state or federal courts located in Palm Beach County. The Parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens.

16. Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior oral and written agreements between the Parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or Parties against whom enforcement or the change, waiver discharge or termination is sought.

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17. Additional Documents. The Parties hereto shall execute such additional instruments as may be reasonably required by their counsel in order to carry out the purpose and intent of this Agreement and to fulfill the obligations of the Parties hereunder.

18. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19. No Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and benefit of the parties hereto, their successors, assigns and heirs, and no other Person shall have any right or action under or based upon this Agreement.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the Company and the Consultant have executed this Agreement as of the date written above.

COMPANY:

THE BEST ONE, INC.

By:	/s/ Derek Dubner
DEREK DUBNER, CEO

CONSULTANT:

MARLIN CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Brauser
MICHAEL BRAUSER, Manager

[Signature Page to Consulting Agreement]

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Annex G

THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), OR ANY OTHER SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT, AND MAY NOT BE SOLD OR TRANSFERRED OR OFFERED FOR SALE OR TRANSFER UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO SUCH SECURITIES IS THEN IN EFFECT, OR IN THE OPINION OF COUNSEL TO THE ISSUER OF THESE SECURITIES, SUCH REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS IS NOT REQUIRED.

Date: December 2, 2014

WARRANT FOR THE PURCHASE OF SHARES OF

COMMON STOCK OF THE BEST ONE, INC.

THIS IS TO CERTIFY that, for value received, Palladium Capital Advisors, LLC, its successors and assigns (the “Holder”), is entitled to purchase, subject to the terms and conditions hereinafter set forth, 140,000 shares of The Best One, Inc., a Florida corporation (the “Company”) common stock, $0.001 par value per share (the “Common Stock”), and to receive certificates for the Common Stock so purchased. The exercise price of this Warrant is $0.50 per share, subject to adjustment as provided below (the “Exercise Price”).

1. Exercise Period and Vesting. This Warrant is vested and shall be exercisable at any time by the Holder beginning on the date listed above (the “Issuance Date”), and ending at 5:00 p.m., New York, New York time, December 2, 2019 (the “Exercise Period”). This Warrant will terminate automatically and immediately upon the expiration of the Exercise Period.

2. Exercise of Warrant.

(a) Exercise. This Warrant may be exercised, in whole or in part, at any time and from time to time during the Exercise Period. Such exercise shall be accomplished by tender to the Company of an amount equal to the Exercise Price multiplied by the number of underlying shares being purchased (the “Purchase Price”), by wire transfer or by certified check or bank cashier’s check, payable to the order of the Company. As a condition of exercise, the Holder shall where applicable execute a customary investment letter and accredited investor questionnaire. The Holder’s right to exercise this Warrant is subject to compliance with any applicable laws and rules including Section 5 of the Securities Act of 1933.

(b) Upon receipt of the Purchase Price in Section 2(a), together with presentation and surrender to the Company of this Warrant with an executed subscription form in substantially the form attached hereto as Exhibit A (the “Subscription”), the Company will deliver to the Holder, as promptly as possible, a certificate or certificates representing the shares of Common Stock so purchased, registered in the name of the Holder or its transferee (as permitted under Section 3 below). With respect to any exercise of this Warrant, the Holder will for all purposes be deemed to have become the holder of record of the number of shares of Common Stock purchased hereunder on the date a properly executed Subscription and payment of the Purchase Price is received by the Company (the “Exercise Date”), irrespective of the date of delivery of the certificate evidencing such shares, except that, if the date of such receipt is a date on which the stock transfer books of the Company are closed, such person will be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open. Fractional shares of Common Stock will not be issued upon the exercise of this Warrant. In lieu of any fractional shares that would have been issued but for the immediately preceding sentence, the Holder will be entitled to receive cash equal to the current market price of such fraction of a share of Common Stock on the trading day immediately preceding the Exercise Date. In the

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event this Warrant is exercised in part, the Company shall issue a New Warrant (defined below) to the Holder covering the aggregate number of shares of Common Stock as to which this Warrant remains exercisable for. The Company acknowledges and agrees that this Warrant was issued on the Issuance Date.

3. Transferability and Exchange.

(a) This Warrant, and the Common Stock issuable upon the exercise hereof, may not be sold, transferred, pledged or hypothecated unless the Company shall have been provided with an opinion of counsel reasonably satisfactory to the Company that such transfer is not in violation of the Securities Act of 1933 (the “Securities Act”), and any applicable state securities laws. Subject to the satisfaction of this condition, this Warrant and the underlying shares of Common Stock if not eligible to be sold under Rule 144 of the Securities Act shall be transferable from time to time by the Holders upon written notice to the Company. If this Warrant is transferred, in whole or in part, the Company may request the transferee to sign an investment letter and shall, upon surrender of this Warrant to the Company, deliver to each transferee a Warrant evidencing the rights of such transferee to purchase the number of shares of Common Stock that such transferee is entitled to purchase pursuant to such transfer. The Company may place a legend similar to the legend at the top of this Warrant on any replacement Warrant and on each certificate representing shares issuable upon exercise of this Warrant or any replacement Warrants. Only registered Holder may enforce the provisions of this Warrant against the Company. A transferee of the original registered Holder becomes a registered Holder only upon delivery to the Company of the original Warrant and an original Assignment, substantially in the form set forth in Exhibit B attached hereto.

(b) This Warrant is exchangeable upon its surrender by the Holder to the Company for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of shares purchasable hereunder, each of such new Warrants to represent the right to purchase such number of shares as may be designated by the Holder at the time of such surrender (not to exceed the aggregate number of shares underlying this Warrant).

4. Adjustments to Exercise Price and Number of Shares Subject to Warrant. The Exercise Price and the number of shares of Common Stock purchasable upon the exercise of this Warrant are subject to adjustment from time to time upon the occurrence of any of the events specified in this Section 4. For the purpose of this Section 4, “Common Stock” means shares now or hereafter authorized of any class of common stock of the Company, however designated, that has the right to participate in any distribution of the assets or earnings of the Company without limit as to per share amount (excluding, and subject to any prior rights of, any class or series of preferred stock).

(a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock to holders of shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock other securities of the Company, then the Exercise Price in effect at the time of the record date for such dividend or on the effective date of such subdivision, combination or reclassification, and/or the number and kind of securities issuable on such date, shall be proportionately adjusted so that the Holder of the Warrant thereafter exercised shall be entitled to receive the aggregate number and kind of shares of Common Stock (or such other securities other than Common Stock) of the Company, at the same aggregate Exercise Price, that, if such Warrant had been exercised immediately prior to such date, the Holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the surviving corporation) of cash, evidences of indebtedness or assets, or subscription rights or

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warrants, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Fair Market Value per share of Common Stock on such record date, less the amount of cash so to be distributed or the Fair Market Value (as determined in good faith by, and reflected in a formal resolution of, the board of directors of the Company) of the portion of the assets or evidences of indebtedness so to be distributed, or of such subscription rights or warrants, applicable to one share of Common Stock, and the denominator of which shall be the Fair Market Value per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed. When determining Fair Market Value of the Company’s Common Stock, Fair Market Value shall mean: (i) if the principal trading market for such securities is a national securities exchange including The Nasdaq Stock Market, or the Over-the-Counter Bulletin Board (or a similar system then in use), the last reported sales price on the principal market the trading day immediately prior to such record date; or (ii) if subsection (i) is not applicable, and if bid and ask prices for shares of Common Stock are reported by the principal trading market or the OTC Markets, the average of the high bid and low ask prices so reported for the trading day immediately prior to such record date. Notwithstanding the foregoing, if there is no last reported sales price or bid and ask prices, as the case may be, for the day in question, then Fair Market Value shall be determined as of the latest day prior to such day for which such last reported sales price or bid and ask prices, as the case may be, are available, unless such securities have not been traded on an exchange or in the over-the-counter market for 30 or more days immediately prior to the day in question, in which case the Fair Market Price shall be determined in good faith by, and reflected in a formal resolution of, the board of directors of the Company.

(c) Notwithstanding any provision herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 4(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 4 shall be made to the nearest cent or the nearest one-hundredth of a share, as the case may be.

(d) In the event that at any time, as a result of an adjustment made pursuant to Section 4(a) above, the Holder of any Warrant thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, thereafter the number of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this Section 4, and the other provisions of this Warrant shall apply on like terms to any such other shares.

(e) If the Company merges or consolidates into or with another corporation or entity, or if another corporation or entity merges into or with the Company (excluding such a merger in which the Company is the surviving or continuing corporation and which does not result in any reclassification, conversion, exchange, or cancellation of the outstanding shares of Common Stock), or if all or substantially all of the assets or business of the Company are sold or transferred to another corporation, entity, or person, then, as a condition to such consolidation, merger, or sale (any a “Transaction”), lawful and adequate provision shall be made whereby the Holder shall have the right from and after the Transaction to receive, upon exercise of this Warrant and upon the terms and conditions specified herein and in lieu of the shares of the Common Stock that would have been issuable if this Warrant had been exercised immediately before the Transaction, such shares of stock, securities, or assets as the Holder would have owned immediately after the Transaction if the Holder have exercised this Warrant immediately before the effective date of the Transaction.

(f) In case any event shall occur as to which the other provisions of this Section 4 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof, then, in each such case, the Company shall effect such adjustment, on a basis consistent with the essential intent and principles established in this Section 4, as may be necessary to preserve, without dilution, the purchase rights represented by this Warrant.

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(g) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 4, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Common Stock or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s Transfer Agent.

5. No Registration Under the Securities Act. Issuance of this Warrant has not been registered under the Securities Act. When exercised, the stock certificates shall bear the following legend

“The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Securities Act”), and may not be offered for sale or sold except pursuant to (i) an effective registration statement under the Securities Act, or (ii) an opinion of counsel to the issuer of these securities that an exemption from registration under the Securities Act is available.

6. Reservation of Shares. The Company agrees at all times to reserve and hold available out of its authorized but unissued shares of Common Stock the number of shares of Common Stock issuable upon the full exercise of this Warrant. The Company further covenants and agrees that all shares of Common Stock that may be delivered upon the exercise of this Warrant will, upon delivery, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the purchase thereof hereunder.

7. Notices to Holder. Upon any adjustment of the Exercise Price (or number of shares of Common Stock issuable upon the exercise of this Warrant) pursuant to Section 4, the Company shall promptly thereafter cause to be given to the Holder written notice of such adjustment. Such notice shall include the Exercise Price (and/or the number of shares of Common Stock issuable upon the exercise of this Warrant) after such adjustment, and shall set forth in reasonable detail the Company’s method of calculation and the facts upon which such calculations were based. Where appropriate, such notice shall be given in advance and included as a part of any notice required to be given under the other provisions of this Section 7.

In the event of (a) any fixing by the Company of a record date with respect to the holders of any class of securities of the Company for the purpose of determining which of such holders are entitled to dividends or other distributions, or any rights to subscribe for, purchase or otherwise acquire any shares of capital stock of any class or any other securities or property, or to receive any other right, (b) any capital reorganization of the Company, or reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all of the assets or business of the Company to, or consolidation or merger of the Company with or into, any other entity or person, or (c) any voluntary or involuntary dissolution or winding up of the Company, then and in each such event the Company will give the Holder a written notice specifying, as the case may be (i) the record date for the purpose of such dividend, distribution, or right, and stating the amount and character of such dividend, distribution, or right; or (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, conveyance, dissolution, liquidation, or winding up is to take place and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such capital stock or securities receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock securities) for securities or other property deliverable upon such event. Any such notice shall be given at least 10 days prior to the earliest date therein specified.

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8. No Rights as a Shareholder. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, nor to any other rights whatsoever except the rights herein set forth.

9. Additional Covenants of the Company. For so long as the Common Stock is listed for trading or trades on any national securities exchange including, the Company shall, upon issuance of any shares for which this Warrant is exercisable, at its expense, promptly obtain and maintain the listing or qualifications for trading of such shares.

The Company shall not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant. Without limiting the generality of the foregoing, the Company (a) shall comply with Section 6 of this Agreement and have available sufficient shares of Common Stock to be issued from time to time upon exercise of this Warrant, (b) will not increase the par value of any shares of Common Stock issuable upon exercise of this Warrant above the amount payable therefor upon such exercise, and (c) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable stock.

10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company, the Holder and their respective successors and permitted assigns.

11. Notices. The Company agrees to maintain a ledger of the ownership of this Warrant (the “Ledger”). Any notice hereunder shall be given by Federal Express or other overnight delivery service for delivery on the next business day if to the Company, at its principal executive office and, if to the Holder, to his address shown in the Ledger of the Company; provided, however, that either the Company or the Holder may at any time on three days’ written notice to the other designate or substitute another address where notice is to be given. Notice shall be deemed given and received after a Federal Express or other overnight delivery service is delivered to the carrier.

12. Severability. Every provision of this Warrant is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the remainder of this Warrant.

13. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to the principles of choice of laws thereof.

14. Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Warrant, the prevailing party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and any other available remedies.

15. Entire Agreement. This Warrant (including the Exhibits attached hereto) constitutes the entire understanding between the Company and the Holder with respect to the subject matter hereof, and supersedes all prior negotiations, discussions, agreements and understandings relating to such subject matter.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first set forth above.

The Best One, Inc.

By:
Derek Dubner,
Chief Executive Officer

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Exhibit A

SUBSCRIPTION FORM

(To be Executed by the Holder to Exercise the Rights To Purchase Common Stock Evidenced by the Within Warrant)

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby notifies the Company that it is exercising this warrant pursuant to Section 2.

Please complete the following:

•	I am exercising my right to purchase all of the shares of Common Stock which I am entitled to purchase under this warrant. The number of shares of Common Stock is .

•	I am exercising my right to purchase shares of Common Stock, and request that the Company deliver to me or as I shall designate below a new Warrant representing the right to purchase shares of Common Stock.

I am making payment of the full exercise price for such shares at an Exercise Price per share of $         as provided for in such Warrant. The total exercise price payable is $        . Such payment takes the form of (check applicable box or boxes):

             $         in certified or official bank check payable to the order of the Company; or

             $         by wire transfer of immediately available funds

I request that a certificate for the Common Stock be issued in the name of the undersigned and be delivered to the undersigned at the address stated below. If the Common Stock is not all of the shares purchasable pursuant to the Warrant, I request that a new Warrant of like tenor for the balance of the remaining shares purchasable thereunder be delivered to me at the address stated below.

In connection with the issuance of the Common Stock, if the Common Stock may not be immediately publicly sold, I hereby represent to the Company that I am acquiring the Common Stock for my own account for investment and not with a view to, or for resale in connection with, a distribution of the shares within the meaning of the Securities Act of 1933 (the “Securities Act”).

I am                      am not                      [please initial one] an accredited investor for at least one of the reasons on Exhibit A-1 to the Warrant. If the SEC has amended the rule defining the definition of accredited investor, I acknowledge that as a condition to exercise the Warrant, the Company may request updated information regarding the Holder’s status as an accredited investor. My exercise of the Warrant shall be in compliance with the applicable exemptions under the Securities Act and applicable state law

I understand that if at this time the Common Stock has not been registered under the Securities Act, I must hold such Common Stock indefinitely unless the Common Stock is subsequently registered and qualified under the Securities Act or is exempt from such registration and qualification. I shall make no transfer or disposition of the Common Stock unless (a) such transfer or disposition can be made without registration under the Securities Act by reason of a specific exemption from such registration and such qualification, or (b) a registration statement has been filed pursuant to the Securities Act and has been declared effective with respect to such disposition. I agree that each certificate representing the Common Stock delivered to me shall bear substantially the same as set forth on the front page of the Warrant.

I further agree that the Company may place stop transfer orders with its transfer agent same effect as the above legend. The legend and stop transfer notice referred to above shall be removed only upon my furnishing to the Company of an opinion of counsel to the Company to the effect that such legend may be removed.

Date:	Signed:
Print Name:
Address:

Date:	Signed:
Print Name:
Address:

Exhibit A-1

For Individual Investors Only:

1. A person who has an individual net worth, or combined net worth (with his or her spouse) who has, in excess of $1,000,000. For purposes of this question, “net worth” means the excess of total assets at fair market value. The fair market value of my primary residence and the indebtedness on mortgages or deeds of trust related to such residence shall be excluded unless the indebtedness exceeds the fair market value.

2a. A person who had individual income (exclusive of any income attributable to the person’s spouse) of more than who has $200,000 in each of the two most recently completed years and who reasonably expects to have an individual income in excess of $200,000 this year.

2b. Alternatively, a person, who with his or her spouse, has joint income in excess of $300,000 in each applicable year.

3. A director or executive officer of the Company.

Other Investors:

4. Any bank as defined in Section 3(a)(2) of the Securities Act of 1933 (“Securities Act”) whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; insurance company as defined in Section 2(13) of the Securities Act; investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

5. A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

6. An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

7. A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Securities Act.

8. An entity in which all of the equity owners are accredited investors.

Note:	Commencing in 2014, the Securities and Exchange Commission may amend its definition of accredited investor. The Holder agrees that he shall complete any form required with any new definition.

Exhibit B

ASSIGNMENT

(To be Executed by the Holder to Effect Transfer of the Attached Warrant)

For Value Received                                          hereby sells, assigns and transfers to                                          the Warrant attached hereto and the rights represented thereby to purchase              shares of Common Stock in accordance with the terms and conditions hereof, and does hereby irrevocably constitute and appoint                                          as attorney to transfer such Warrant on the books of the Company with full power of substitution.

Dated:	Signed:
Please print or typewrite name and address of assignee:	Please insert Social Security or other Tax Identification Number of Assignee:

Dated:	Signed:
Please print or typewrite name and address of assignee:	Please insert Social Security or other Tax Identification Number of Assignee:

Annex H

RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (this “Agreement”), entered into as of _________, 2015, sets forth the terms and conditions of an award (this “Award”) of restricted stock units (“Units”) granted by The Best One, Inc., a Florida corporation (the “Company”), to ____________ (the “Recipient”).

WHEREAS, the Company has employed the Recipient to perform specialized services for the Company pursuant to that certain Agreement by and between Company and Recipient dated _______________, 2014;

WHEREAS, the Company granted the Recipient the Award of Units on _________________, 2014 (the “Grant Date”) on the terms and conditions agreed to as follows:

1. Award. On the Grant Date, the Recipient was granted _______ Units. Any certificates issued upon vesting of the Units shall contain an appropriate restrictive legend.

2. Vesting. The Units shall vest quarterly in equal increments with the first vesting date being three months from the Grant Date, subject to the Recipient continuing to perform services for the Company on each applicable vesting date. Vested Units shall be paid out in the form of shares of the Company’s common stock (“Common Stock”) with delivery of the Common Stock to take place on the Second Anniversary of the Grant Date (the “Delivery Date”). The Company will issue to the Recipient, in settlement of the Units and subject to the provisions of Section 7 below, the number of whole shares of Common Stock that equals the number of whole Units that become vested (less any shares of Common Stock withheld to satisfy applicable tax withholding requirements), and the vested Units will cease to be outstanding upon your receipt of such shares of Common Stock. No fractional shares will be issued in settlement of Units. The Units shall fully vest upon a Change of Control (which means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company within the meaning of Treasury Regulation Section 1.409A-3(i)(5), as may be amended from time to time). Provided, however, the proposed merger with Tiger Media, Inc. shall not be deemed to be a Change of Control as long as Tiger Media, Inc. assumes the Units and the obligations under this Agreement. Termination of this Agreement and/or the Recipient continuing to no longer perform services for the Company shall not affect the Company’s obligation to deliver vested Units to the Recipient in the form of Common Stock. Common Stock deliverable as part of the vested Units shall be delivered to the Recipient upon the earlier of: (i) the Delivery Date; (ii) termination of this Agreement and/or the Recipient continuing to no longer perform services for the Company; or (iii) a Change of Control of the Company.

3. Rights. Except as provided in Section 18, the Recipient will receive no benefit or adjustment to the Units with respect to any cash or stock dividend, or other distributions. Further,

the Recipient will have no voting rights with respect to the Units until the shares of Common Stock are issued.

4. Restriction on Transfer. The Recipient shall not sell, transfer, pledge, hypothecate or otherwise dispose of any Units prior to the applicable vesting date.

5. Reservation of Right to Terminate Relationship. Nothing contained in this Agreement shall restrict the right of the Company to terminate the relationship of the Recipient at any time, with or without cause.

6. Securities. In order to enable the Company to comply with the Securities Act of 1933 (the “Securities Act”) and relevant state law, the Company may require the Recipient, the Recipient’s estate, or any permitted transferee as a condition of issuing the Common Stock, to give written assurance satisfactory to the Company that the shares subject to the Units are being acquired for such person’s own account, for investment only, with no view to the distribution of same, and that any subsequent resale of any such shares either shall be made pursuant to a registration statement under the Securities Act and applicable state law which has become effective and is current with regard to the shares being sold, or shall be pursuant to an exemption from registration under the Securities Act and applicable state law.

The Units and the underlying shares of Common Stock are further subject to the requirement that, if at any time the Board shall determine, in its discretion, that the listing, registration, or qualification of the shares of Common Stock underlying the Units upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with the issuance of the Common Stock, the Common Stock will not be issued unless such listing, registration, qualification, consent or approval shall have been effected.

7. Tax Withholding. The Recipient acknowledges and agrees that the Company may require the Recipient to pay, or may withhold from sums owed by the Company to the Recipient, any amount necessary to comply with the minimum applicable withholding requirements that the Company deems necessary to comply with any federal, state or local withholding requirements for income and employment tax purposes.

8. No Obligation to Minimize Taxes. The Company has no duty or obligation to minimize the tax consequences of this Award to the Recipient and will not be liable to the Recipient for any adverse tax consequences arising in connection with this Award. The Recipient has been advised to consult with his own personal tax, financial and/or legal advisors regarding the tax consequences of this Award.

9. 409A Compliance. The provisions of this Agreement and the issuance of the shares of Common Stock in respect of the Units is intended to comply with the short-term deferral exception as specified in Treas. Reg. § 1.409A-l(b)(4).

10. Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar receipted delivery, as follows:

The Recipient:	To the Recipient at the address on the signature page of this Agreement

The Company:	The Best One, Inc. 2650 N. Military Trail, Suite 300 Boca Raton, FL 33431 Attention: Chief Executive Officer

with a copy to:	Michael D. Harris, Esq. Nason, Yeager, Gerson, White & Lioce, P.A. 1645 Palm Beach Lakes Boulevard, Suite 1200 West Palm Beach, Florida 33401

or to such other address as either of them, by notice to the other may designate from time to time.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

12. Attorney’s Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney’s fee, costs and expenses.

13. Severability. If any term or condition of this Agreement shall be invalid or unenforceable to any extent or in any application, then the remainder of this Agreement, and such term or condition except to such extent or in such application, shall not be affected hereby and each and every term and condition of this Agreement shall be valid and enforced to the fullest extent and in the broadest application permitted by law.

14. Entire Agreement. This Agreement represents the entire agreement and understanding between the parties solely with respect to the Award and supersedes all prior negotiations, understandings, representations (if any), and agreements made by and between the parties. Each party specifically acknowledges, represents and warrants that they have not been induced to sign this Agreement.

15. Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of Florida without regard to choice of law considerations.

16. Headings. The headings in this Agreement are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

17. Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, except to the extent a party is seeking equitable relief, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in Palm Beach County, Florida (unless the parties agree in writing to a different location), before a single arbitrator in accordance with the rules of the American Arbitration Association then in effect. The decision and award made by the arbitrator shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

18. Adjustments. The number of shares of Common Stock deliverable under this Agreement are subject to adjustment from time to time upon the occurrence of any of the events specified in this Section 18. For the purpose of this Section 18, “Common Stock” means shares now or hereafter authorized of any class of common stock of the Company, however designated, that has the right to participate in any distribution of the assets or earnings of the Company without limit as to per share amount (excluding, and subject to any prior rights of, any class or series of preferred stock).

(a) In case the Company shall (i) pay a dividend or make a distribution in shares of Common Stock to holders of shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of its shares of Common Stock other securities of the Company, then the number and kind of securities issuable on such date, shall be proportionately adjusted so that the Recipient hereafter shall be entitled to receive the aggregate number and kind of shares of Common Stock (or such other securities other than Common Stock) of the Company, the Recipient would have been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Company shall fix a record date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the surviving corporation) of cash, evidences of indebtedness or assets, or subscription rights or warrants, the Recipient shall be entitled to receive such distribution as if he owned shares of Common Stock as of such record date.

(c) Reserved

(d) In the event that at any time, as a result of an adjustment made pursuant to

Section 18(a) above, the Recipient shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, thereafter the number of such other shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this Section 18.

(e) If the Company merges or consolidates into or with another corporation or entity, or if another corporation or entity merges into or with the Company (excluding such a merger in which the Company is the surviving or continuing corporation and which does not result in any reclassification, conversion, exchange, or cancellation of the outstanding shares of Common Stock), or if all or substantially all of the assets or business of the Company are sold or transferred to another corporation, entity, or person, then, as a condition to such consolidation, merger, or sale (any a “Transaction”), the Company shall require the surviving entity to assume this Agreement and provide the Recipient with the equivalent number of shares on the same terms and conditions.

(f) In case any event shall occur as to which the other provisions of this Section 18 are not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by this Agreement in accordance with the essential intent and principles hereof, then, in each such case, the Company shall effect such adjustment, on a basis consistent with the essential intent and principles established in this Section 18, as may be necessary to preserve, without dilution, the rights represented by this Agreement.

(g) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, options or in convertible securities or (B) to subscribe for or purchase shares of Common Stock, options or convertible securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 18, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Agreement and prepare a certificate setting forth such adjustment, including a statement of the adjusted number or type of capital stock or other securities deliverable under this Agreement, describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Recipient and to the Company’s Transfer Agent, if any.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date aforesaid.

WITNESSES:	THE BEST ONE, INC.

By:
Derek Dubner, Chief Executive Officer

RECIPIENT

Address: